EXHIBIT 99.2
Contents

02	Highlights
04	Sterlite at a glance
06	Chairman’s Communiqué
08	Company Overview
14	Board of Director’s Profile
18	Performance
20	— Copper
22	— Zinc and Lead
24	— Aluminium
27	— Energy
28	Operational Performance
32	Financial Performance
34	Risk and Uncertainties
42	Sustainability Report
53	Corporate Social Responsibility (CSR)
65	Directors’ Report
75	Corporate Governance Report
94	Auditors’ Report
98	Balance Sheet
99	Profit & Loss Account
100	Cash Flow Statement
102	Schedules forming part of the Balance Sheet
114	Schedules forming part of the Profit & Loss Account
116	Notes Forming Part of the Accounts
136	Balance Sheet Abstract and Company’s General Business Profile
137	Auditors’ Report on the Consolidated Financial Statements
138	Consolidated Balance Sheet
139	Consolidated Profit and Loss Account
141	Consolidated Cash Flow Statement
143	Schedules forming part of the Consolidated Balance Sheet
151	Schedules forming part of the Consolidated Profit and Loss Account
153	Notes forming part of the Consolidated Accounts
174	Notice of the 36th Annual General Meeting
181	Information to shareholders on dematerialisation of shares
Highlights
Financials
—	Consolidated turnover for the financial year 2010-11 30,248 Crore up by 23%

—	PBIDT of 10,522 Crore up by 32%

—	PAT of 7,322 Crore up by 35%

—	Attributable Profit of 5,043 Crore up by 35%

—	Consolidated EPS 15/- post share split and bonus issue

—	1.1/- dividend per equity share of 1 each (110%) on increased capital following 1:1 bonus issue for the financial year 2010-11
Market Capitalisation
—	58,283 Crore Sterlite’s market capitalisation as on 31 March 2011
Copper

—	Cathode production 303,991 MT

—	Highest ever domestic sales of 2,06,653 MT

—	160 MW captive power plant construction work progressing well
Zinc-Lead Indian Operations:
—	Highest ever zinc and lead mined metal production of 840,000 MT

—	Refined zinc metal production of 712,000 MT and 174,000 kg of silver

—	Accelerated ramp up at silver rich Sindesar Khurd mine — successfully commissioned the 1.50 million tonne per annum concentrator

—	New 160 MW captive power plant commissioned at Dariba, India
Zinc-Lead International Acquisition & Operations:
—	The acquisition of Skorpion Zinc, Namibia was completed in December 2010

—	The acquisitions of Black Mountain Mines in South Africa and Lisheen Mines in Ireland were completed in February 2011
Aluminium
—	Highest ever hot metal production of 2,55,298 MT

—	Highest ever production of Rods — 1,60,665 MT and Rolled Products — 66,706 MT

—	Construction of 1,200 MW CPP at BALCO is progressing well for commissioning of First unit by Q2 FY 2011-12
Power
—	Record sales of 2,035 million units, up 44% from previous year

—	First 600 MW unit of the 2,400 MW (600 MW x 4) Independent Power Plant (IPP) at Jharsuguda commissioned and the Second unit under trial

—	Addition of 48 MW Wind Power Plant at HZL making total green power to 171 MW
Port & Infrastructure Project
—	Successful entry into the growing port sector in India.

•	Successful tender to construct a coal berth of 675 Crore at Vizag for scheduled completion by mid 2012
Sterlite at a Glance
Our principal operations are located in India, where we have a substantial market share in each of our main metal: aluminium, copper, zinc and lead and also operate a copper mine in Australia. In the year 2010-11, we acquired zinc assets in Namibia, South Africa and Ireland, thus spreading our global presence.

Group Structure

Aluminium
Copper
Zinc
Power
Projects under development
Captive Power Plant
01. Debari Smelter
02. Chanderiya Smelters
03. Rampura Agucha Mine
04. Rajpura Dariba and Sindesar Khurd Mine
05. Zawar Mine
06. Silvassa Refinery
07. Tuticorin Smelter and Refinery
08. Vizag Smelter
09. Lanjigarh Mine and Refinery (VAL)
10. Jharsuguda Aluminium (VAL) and Commercial Power project
11. Korba Smelter
12. Mt. Lyell Mine
13. Talwandi Sabo Power Limited
14. Skorpion Mine
15. Black Mountain Mine
16. Lisheen Mine
India
Australia
Namibia
South Africa
Ireland

Chairman’s Communiqué

Against a background of robust demand for commodities, we have delivered an exceptional financial performance, achieving record levels of production and record sales of power. Our industry-leading organic growth programme, supplemented by strategic acquisitions, places Sterlite in a strong position to capitalise on the growing demand for commodities, and will underpin our objective to deliver growth and long-term value for our shareholders.
Dear Shareholders,
It gives me great pleasure to share the performance and highlights of the year 2010-11. It has been a fulfilling year for Sterlite, with achieved record levels of production, record sales of power, and an impressive 32% increase in PBDIT, as we continue our focus on delivering growth and creating long-term value for our shareholders.
Our extensive investment in organic growth projects continues, driving strong PBDIT and cash flow growth. During the year we acquired the zinc assets of Anglo-American Plc. there by expanding our zinc business geographical footprint.
Financial Performance
Against a background of recovering economic conditions in the developed world and a continued strong demand from emerging economies, we have delivered a robust financial performance. Strengthening prices, increased volumes and a continued strong focus on operational efficiency have contributed to a substantial growth in Net Sales of 30,248 Crore, a 23.4% increase compared to last year and a record PBDIT of 10,522 Crore. EPS increased by 28% during the year. We continue to deliver volume growth, with significant increases achieved in zinc-lead and commercial energy businesses.
The balance sheet remained strong with cash and liquid investments of 22,617 Crore.
Operational Performance
The ramp up of our various expansion projects contributed to record production volumes in the year.
Zinc production at our operations in India rose significantly as the 210 kt per annum smelter at Dariba commissioned at the end of the financial year 2009-10 ramped up. We are also well on our way to becoming one of the world’s largest integrated silver producers, as we ramp up production at the Sindesar Khurd (SK) mine. Once the SK mine reaches full capacity in FY 2012, we will have a capacity of 16 million ounces of refined silver per annum.
We started two 600 MW units of the 2,400 MW power plant at Jharsuguda and also announced the addition of a fourth 660 MW unit at the Talwandi Sabo Power Limited (TSPL) project in Punjab, taking the total capacity of TSPL to 2640 MW. The power generated by this new unit will be largely sold in the merchant market, significantly enhancing the overall return of this project. The first phase of our 150 MW wind power expansion project has been commissioned: when complete, this project will make us one of the largest wind power producers in India with a capacity of 273 MW.
We remain committed to an integrated aluminium strategy, and we continue to engage in discussions with the Government of Orissa regarding access to alternative sources of bauxite for VAL.
Acquisitions
We completed the acquisition of the zinc assets of Anglo-American in the second half of the financial year, increasing our zinc-lead capacity to 1.5 million tonnes per annum. This acquisition makes us the largest producer in the world and extends our zinc footprint in Africa and Ireland.

Reserves and Resources
Exploration continues to be a major focus, and this year too, we have successfully added reserves and resources of 22.1 million tonnes in our Zinc-India business, increasing the life of our mines. The additional zinc reserves from the promising Gamsberg project acquired from Anglo-American Plc. Group further reinforce this firm foundation.
Markets
Commodity prices began rising again in the second half of the year, as euro — zone debt fears receded and developed economies stabilised. Demand from the Asian economies remained robust, although Chinese markets cooled, and the on-going Indian growth story remains a key contributor to our success. The long term trend of urbanisation and accelerated infrastructure development will continue to drive strong demand for our products.
Strong Financial position
Over the years, we have consistently generated strong free cash flow. The net cash as at 31 March 2011 was 22,617 Crore.
Sustainability
We remain committed to sustainable development, focusing on the priorities of good governance, environmental footprint reduction and creating value for all our stakeholders. The international consulting firm, Scott Wilson, was engaged by our parent Vedanta Resources Plc. last year to review our sustainability practices. Some of its key recommendations were to deliver an improved Code of Conduct and Practices, to widen the remit of the Health, Safety and Environment Committee and reconstitute it as the “Sustainability Committee” and to enhance the scope of Environmental Impact Assessments (EIAs) for large new projects in line with international best practice. We are progressing well on implementing their recommendations while retaining our focus on continuing to improve our safety performance; contributing further to local communities; continuing to manage and minimise our impact on air, water and land; and maintaining a dialogue with stakeholders on an ongoing basis.
Dividend
The Board of Directors has recommended a dividend @ 1.1/- per equity share on face value of 1/- each (i.e.110%) for the financial year 2010-11 on increased capital base subsequent to 1:1 bonus issue.
People
We believe that the people are the vital force of the organization. The HR philosophy is to recruit fresh, young and talented people and nurture them to become the future leaders and entrepreneurs. Your Company encourages employees to come up with innovative ideas and projects to show case their entrepreneurial skills. The Company encourages a culture of ownership in everything we do and same is reflected the fact that many of our employees have become shareholders.
Your Company is an equal opportunity employer and encourages more and more woman employees to join us and take leadership position.
The Company’s dedicated and talented workforce of more than 15,000 people has assisted in driving our achievements and success. We remain committed to continuing to provide a challenging and rewarding work environment to all our employees.
On behalf of the Board, I am thankful to all of them for their continuing support The Company continued to enjoy cordial industrial relations.
I would like to thank all my fellow directors for their invaluable contribution, support and guidance. I take this opportunity to express my gratitude to all our stake holders who have reposed trust in our abilities and extended support to us.
Outlook
Looking forward, we anticipate continued growth in metal consumption lead by India and China, with tight supply in specific markets — particularly for copper and zinc.The financial year 2011-12 is an important year for Sterlite, with significant growth in our production capacities as we ramp up many of our organic expansion projects. Higher commodity prices are driving up input costs in our industry; we believe that our structurally low-cost assets, combined with our continuous improvement culture, will enable us to mitigate the effects of this phenomenon.
With our industry leading organic growth programme and the successful integration of our recent strategic acquisitions, Sterlite is very well placed to capitalise on the positive outlook for commodities demand and to continue to deliver growth and long-term value for our shareholders.
Anil Agarwal,
Chairman
Company Overview
Sterlite Industries (India) Limited (Sterlite) is the principal subsidiary of Vedanta Resources plc., a diversified and integrated FTSE 100 metals and mining company, with principal operations located in India, Australia, U.A.E, Namibia, South Africa and Ireland Sterlite’s principal operating companies comprise Hindustan Zinc Limited (HZL) for its fully integrated zinc and lead operations; Sterlite

Copper - Tuticorin & Silvassa and Copper Mines of Tasmania Pty Limited (CMT) for its copper operations in India/Australia; and Bharat Aluminium Company (BALCO), for its aluminium and alumina operations and Sterlite Energy Limited (SEL) for its commercial power generation business. During the year Sterlite through its wholly owned subsidiaries acquired Zinc assets comprising 100% of Skorpion, which owns the Skorpion mine and refinery in Namibia, a 74% stake in Black Mountain, whose assets include the Black Mountain mine and the Gamsberg project in South Africa, and 100%. of Lisheen, which owns the Lisheen mine in Ireland.
Sterlite is India’s one of the largest diversified non-ferrous metals and mining company. Sterlite is listed on BSE, NSE and NYSE. It was the first Indian Metals & Mining Company to list on the New York Stock Exchange.
Sterlite has continually demonstrated its ability to deliver major value creating projects, offering unparalleled growth at lowest costs and generating superior financial returns for its shareholders. At the same time, it strives that its expansion projects meet high conservative financial norms.
A majority of Company’s operations are certified to the International Standards like ISO 9001, ISO 14001 and OHSAS 18001. Sterlite Copper Laboratories at Tuticorin and Silvassa have been recognized with ISO 17025:2005 certification from National Accreditation Board for Testing and Calibration Laboratories (NABL). The company is LME approved copper tester. Our copper products meet the requirement of Restriction of Hazardous Substances (RoHS complied) and certified by Underwriters Laboratories Inc. Its Central lab at Silvassa is a GoI approved R&D laboratory. The Company has also won numerous awards for safety and environment.
Our Goal
To create a globally respected, world-class metals and mining company that generates consistently strong financial returns for its shareholders.
Copper
Sterlite is one of the largest integrated copper rod producer in Asia. Sterlite copper business comprises of two operations, namely, Sterlite custom smelting and refinery in India and CMT mining operations in Australia. The primary products in this segment are copper cathode and copper rods. The copper business comprises smelting, processing of copper and its by-products. Our operations include a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in the state of Tamil Nadu in southern India; and a refinery and two copper rod plants at Silvassa in the Union territory of Dadra and Nagar Haveli in western India, The Tuticorin Smelter has been operating for more than thirteen years in accordance with global standards. It employs the ISA Smelt process which is considered globally as an environmentally advanced technology as well as a precious metal refinery at Fujairah in the UAE. In addition, we own the Mt. Lyell copper mine at Tasmania in Australia, which provides around 8% of our copper concentrate requirements at Sterlite Copper In 2010-11, we produced 304 kt of refined copper.
Zinc and Lead
HZL was acquired by Sterlite in the year 2002 when the Government disinvested the stake in HZL. Sterlite has a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%).
Sterlite’s fully integrated zinc business in India is owned and operated by HZL, India’s leading primary zinc producer with a 82.1%. market share by sales volume in India in fiscal 2011, according to the Indian Lead Zinc Development Association (ILZDA). In FY 2011, HZL was the world’s largest integrated producer of zinc based on production volumes and in the lowest cost quartile in terms of all zinc mining operations worldwide, according to Brook Hunt. The agency also stated that HZL’s Rampura Agucha mine was the largest zinc mine in the world on a production basis. The Company’s Chanderiya hydro-metallurgical zinc smelter was the fourth largest smelter on a production basis worldwide. Mined metal production of zinc and lead in the financial year 2010-11, up 9.0% to 840 kt.
HZL’s operations include four lead-zinc mines, four hydro-metallurgical zinc smelters, one lead smelter, one lead-zinc smelter, five sulphuric acid plants, one silver refinery, five captive power plants in Northwest India, one hydro-metallurgical zinc smelter and a sulphuric acid plant at its Vishakapatnam facility in southeast India. HZL has entered into a consortium for developing the Madanpur South Coal Block in Chhattisgarh for securing its coal requirements for captive power generation.
During the year, the Company completed the acquisition of Anglo American Plc’s zinc assets (Anglo Zinc) for a total cash consideration of $1,513 million. This acquisition comprised the 100 %owned Skorpion mine in Namibia, the 100% owned Lisheen mine in Ireland and the 74% owned Black Mountain Mines, which includes the Black Mountain mine and the Gamsberg project in South Africa. Anglo Zinc is an excellent operational and strategic fit with our existing business and will create significant long term value for shareholders. This acquisition consolidate our position as the world’s largest integrated zinc - lead producer with significant reserves and resources of 478 million tonnes.
Aluminium
BALCO was incorporated in the year 1965 as a Public Sector Undertaking (PSU) and since then the Company has been closely associated with the Indian Aluminium Industry, in a pivotal role. Located in Korba in the state of Chhattisgarh in central India, our majority owned subsidiary, BALCO is one of the four primary producers of Aluminium in India. Government of India (GoI) divested 51% equity in the year 2001 in favour of Sterlite Industries (India) Limited. Balance 49% is with GoI. After disinvestment, a pre-baked smelter of capacity 245 kt per annum has been established in the year 2004. The Company is playing a crucial role in introducing aluminium as a potential alternative to other metals like Steel in construction, and Copper in power transmission industry. The smelter plants are being supported by uninterrupted power supply through Captive Power Plants — 270 MW at Jamnipali, Korba and 540 MW at smelter site.
BALCO had a 36% primary market share by production volume in India in fiscal 2011, according to Aluminium Association of India (AAI). BALCO’s partially integrated operations include two bauxite mines, captive power plants and refining, smelting and fabrication facilities at our Korba facility in Central India.
During the year, the production of saleable metal was 2,55,298 MT from the 2.45 lakh mt per annum pre-baked smelter as compared to 2,68,425 MT in the previous year which also included production from the VSS smelter which was completely phased out in June 2009.

The Company has commenced implementation of the Memorandum of Understanding dated 8 August 2007 with the Government of Chhattisgarh for setting up of a new smelter with a 6.5 lakh mt per annum capacity. Towards this, the Company has commenced the implementation process of the first phase of expansion for setting up 3.25 lakh mt per annum pre-bake aluminium smelter at an estimated project cost of 3,215 Crore for commissioning by Q2 of FY 2013.
The Company is in the process of setting up the 1200 MW power plant project at a cost of 4,912 Crore. The first two units is expected to be commissioned in FY 2011-12. The foundation work of the chimney in place of the collapsed chimney for third and fourth unit is under progress and construction of the chimney is expected in the first quarter of 2012-13. Consequently the synchronisation of the third and fourth unit is expected in second quarter of 2012-13. Subject to statutory consents, the approval process for BALCO’s 211 million tonnes coal block is progressing well and is expected to commence coal mining by Q4 FY 2011-12.
Vedanta Aluminium Limited (VAL)
We are expanding our aluminium business through Vedanta Aluminium. We hold a 29.5% minority interest in Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta.
Vedanta Aluminium Ltd (VAL) is a subsidiary of Vedanta Resources Plc and an associate company of Sterlite. Originally incorporated in 2001, VAL is a leading producer of metallurgical grade alumina and other aluminium products, which cater to a wide spectrum of industries.
VAL has carved out a niche for itself in the aluminium industry with its superior product quality based on state-of-the-art technology. The firm operates a 1.0 MT per annum greenfield alumina refinery and an associated 75 MW captive power plant at Lanjigarh in the state of Orissa. This is in line with VAL’s strategy to promote Lanjigarh as a self sustained manufacturing unit in terms of cost advantage and resource availability. The alumina refinery at Lanjigarh continues to operate with bauxite sourced from BALCO and other third parties.
VAL is operating a 0.5 MT per annum aluminium smelter and 1,215 MW captive power plant supported by highly modern infrastructure at Jharsuguda, Orissa. In addition to this construction of 1.25 MT per annum aluminium smelter expansion project at Jharsuguda is processing well for progressive commissioning by Q3 of FY 2014. The production of saleable metal for the financial year 2010-11 was 3,85,363 MT.
The idea of sustainable development is deeply ensconced in VAL’s business ethos. VAL is committed to the socio-economic transformation of local communities residing around the plant sites and undertakes several initiatives to promote sustainable development. The firm has focused on developing modern health amenities, educational facilities for children and skill development programmes for adults. Several other programmes have been undertaken to enhance health and sanitation, promote livelihood generation and improve infrastructure in the villages surrounding Jharsuguda and Lanjigarh. The firm believes that its development initiatives will encourage a dedicated team of self motivated individuals to participate and drive the Company’s growth in the future.
Commercial Energy Business.
The Sterlite Group has set up and operating captive power plants since 1997. Sterlite is currently developing a commercial power generation business in India that leverages its experience in setting up and operating captive power plants that support its primary businesses. As at March 31, 2011, the total surplus power generation capacity of its thermal power plants and wind power plants was 1,041 MW of which approximately 870 MW was from coal-based thermal captive power plants.
Our wholly-owned subsidiary Sterlite Energy is setting up a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa.
The 2400 MW Independent Power Plant Jharsuguda, Orissa at a cost of 8,484 Crore is under progress and is expected to complete by end of FY 2012. First unit of 600 MW has been capitalized in March, 2011.
The Company’s commercial power generation business also includes the wind power plants. The establishment of additional wind power plants of 150 MW was announced by HZL, of which 48 MW have already been commissioned during the year taking the wind generation capacity to 171 MW as on 31 March 2011.
The power generated from these wind power plants is proposed to be sold to state electricity boards in India. This project is anticipated to be funded through internal resources and would provide tax incentives under the Income Tax Act.
Ports and Infrastructure Business
Vishakapatnam Port
The Company was the successful bidder for mechanisation of the coal handling facilities at the outer harbour of Vishakapatnam port on the east coast of India, which is based on the Public Private Partnership (PPP) model. The Company has a seventy four percent equity interest in VIZAG General Cargo Berth Pvt Limited (VGCB), a special purpose vehicle formed as a joint venture between the Company and Leighton Contractors India (Private) Limited.
The initial capacity of the upgraded berth will be 10.2 million tonnes per annum with flexibility to upgrade to 12.5 million tonnes per annum. VGCB entered into a concessionaire agreement on October 08, 2010 with Vishakapatnam Port Trust, for mechanisation the coal handling facilities and upgrade the general cargo berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession. Vishakapatnam Port Trust will receive a share of the revenue earned from the berth.
The expected costs for the project is 675 Crore (US$ 150 million) and construction has commenced with completion of the berth expected by mid 2012.
Paradip Port

The Company was declared as the successful bidder for Paradip Port’s Multi Cargo Berth on build, own and operate basis which is situated in the Jagatsinghapur District of Orissa, on the east coast of India. The Company has a seventy four percent interest in a consortium between Sterlite and Leighton Contractors India Pvt Ltd (Leighton). The Company has incorporated the SPV, Paradip Multi Cargo Berth Private Limited.
The new berth is expected to facilitate the movement of cargo such as aluminium ingots, steel and containers and to have a capacity to handle up to 5.0 million tonnes per annum of cargo. Upon receipt of environmental approval by the port authority, Paradip Port Trust, the consortium will enter an agreement with Paradip Port Trust, to operate the berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession. Paradip Port Trust will receive a share of the revenue earned from the berth.
The expected costs for the project is 392 Crore and construction activity is yet to commence.
Infrastructure
The Company actively considers on an ongoing basis investment opportunities in port and infrastructure. Any future transactions will be publicly announced by the Company at the appropriate time in accordance with applicable law and stock exchange rules and regulations.
Board of Director’s Profile

Mr. Anil Agarwal

Chairman

Mr. Anil Agarwal, 58, who founded the Group in 1976, is our Non-Executive Chairman and was appointed to our board of directors in 1978. He was earlier the Chairman and Managing Director and CEO from 1980 till 2004. Mr. Agarwal was also the Chief Executive Officer of Vedanta from December 2003 to March 2005. Mr. Agarwal has over 35 years of experience as an industrialist and has been instrumental in the growth of the Company and its development since inception. He is a Director of several companies including:

—	Bharat Aluminium Company Ltd.

—	Sterlite Technologies Ltd.

—	Vedanta Aluminium Ltd.

—	Vedanta Resources Plc., UK

—	Sterlite Energy Ltd.

—	Anil Agarwal Foundation- Under Section 25 of the Companies Act, 1956

Mr. Navin Agarwal

Executive Vice-Chairman

Mr. Navin Agarwal, 50, is our Executive Vice-Chairman and was appointed to our Board of Directors in August 2003. His responsibilities as Executive Vice-Chairman include executing our business strategy and managing the overall performance and growth of the organisation. Mr. Agarwal joined the Company at its inception.

Mr. Agarwal has over 25 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner / President Management Programme at Harvard University and has a Bachelor of Commerce from Sydenham College, Mumbai, India. He is a Director of several companies including:

—	Bharat Aluminium Company Ltd.

—	Hindustan Zinc Ltd.

—	The Madras Aluminium Co. Ltd.

—	Sterlite Industries (India) Ltd.

—	Sterlite Iron & Steel Company Ltd.

—	Sterlite Infrastructure Holdings Private Ltd.

—	Malco Power Company Ltd.

—	Malco Industries Ltd.

—	Vedanta Aluminium Ltd.

—	Hare Krishna Packaging Private Ltd.

—	Konkola Copper Mines, Plc.

—	Vedanta Resources Plc., UK

—	Vedanta Resources Holdings Ltd.

•	Vedanta Resources Investment Ltd.

Mr. Gautam Bhailal Doshi

Director

Mr. Gautam Bhailal Doshi, 58, is our Non-Executive Director and was appointed to our Board of Directors in December 2001. He is also the Group Managing Director of the Reliance ADA Group Limited. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has more than 30 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India. He is a Director of several companies including:

—	Sonata Investments Ltd.

—	Reliance Communications Infrastructure Ltd.

—	Reliance Life Insurance Co. Ltd.

—	Reliance Media Works Ltd.

—	Reliance Anil Dhirubhai Ambani Group Ltd.

—	Reliance Big TV Ltd.

—	Reliance Telecom Ltd.

—	Piramal Life Sciences Ltd.

—	Digital Bridge Foundation (Sec. 25 Comp)

—	Reliance Broadcast Network Ltd.

Mr. Berjis Minoo Desai

Director

Mr. Berjis Minoo Desai, 54, is our Non-Executive Director and was appointed to our Board of Directors in January 2003. Mr. Desai is a solicitor and is the managing partner of Messrs J. Sagar & Associates since April 2003 specialising in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Prior to that, Mr. Desai was a partner at Messrs Udwadia, Udeshi & Desai from 1997 to 2003. Mr. Desai has a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge, UK. He is a Director of several companies including:

—	The Great Eastern Shipping Company Ltd.

—	NOCIL Ltd.

—	Praj Industries Ltd.

—	Edelweiss Capital Ltd.

—	Deepak Nitrite Ltd.

—	Himatsingka Seide Ltd.

—	Greatship (India) Ltd.

—	Emcure Pharmaceuticals Ltd.

—	JSA Law Ltd.

—	JSA Lex Holdings Ltd.

—	Centurm Fiscal Pvt. Ltd.

—	Capricorn Studfarm Pvt. Ltd.

—	Capricorn Agrifarms & Developers Private Ltd.

—	Capricorn Plaza Private Ltd.

—	Equine Bloodstock Private Ltd.

Mr. Sandeep H. Junnarkar

Director

Mr. Sandeep H. Junnarkar, 59, is our Non-Executive Director and was appointed to our Board of Directors in June 2001.

Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Prior to that, he was a partner at Messrs Kanga & Co. from 1981 until 2002. Mr. Junnarkar specialises in banking and corporate law and regularly advises on all aspects of exchange control under the Foreign Exchange Management Act, 1999, (FEMA), and the Securities Contracts (Regulation) Act, 1956 (SCRA). Mr. Junnarkar is a Bachelor of Law from the University of Mumbai and is also a member of the Bombay Incorporated Law Society. He is a Director of several companies including:

—	Everest Industries Ltd.

—	Excel Crop Care Ltd.

—	IL&FS Infrastructure Development Corpn, Ltd

—	Jai Corp. Ltd.

—	Jai Realty Ventures Ltd.

—	Reliance Industrial Infrastructure Ltd.

—	Reliance Industrial Investments & Holdings Ltd.

—	Reliance Ports and Terminals Ltd.

—	Sterlite Energy Ltd.

—	Sterlite Industries (India) Ltd.

—	Sunshield Chemicals Ltd.

Mr. D. D. Jalan

Whole Time Director & CFO

Mr. D.D. Jalan, 54, is presently Whole Time Director and CFO of the Company. He is also the CFO of Vedanta Resources Plc. also. Mr. Jalan joined Sterlite in January 2001 as President of Australian operation responsible for its mining operation and moved to the position of CFO of SIIL and then to CFO of Vedanta Resources Plc. Mr. Jalan is a Chartered Accountant and has over 32 years of experience in leadership position of companies in engineering, mining and non-ferrous sector. He is a Director of several companies including:

—	Sterlite Opportunities & Ventures Ltd.

—	Vedanta Resources Finance Ltd.

—	Vedanta Resources Cyprus Ltd.

—	Vedanta Resources Jersey Ltd.

—	Vedanta Resources Jersey II Ltd.

—	Vedanta Investment Jersey Ltd.

—	Sesa Resources Ltd.

—	Sesa Mining Corporation Ltd.

—	Thalanga Copper Mines Pty Ltd.

—	Copper Mines of Tasmania Pty Ltd.

—	Talwandi Sabo Power Ltd.

—	Vizag General Cargo Berth Pvt. Ltd.

—	Paradip Multi Cargo Berth Pvt. Ltd.

—	Twinstar Energy Holdings Ltd.

—	Twinstar Mauritius Holdings Ltd.

—	THL Zinc Ventures Ltd.

—	THL Zinc Ltd.

—	Pecvest 17 (Pty) Ltd. — South Africa.
Business Review
Performance
The Management Discussion and Analysis begins with an overview; then analyses each of the businesses; moves on to details on financial performance, risks and internal control measures and concludes with sustainable development initiatives.
Overview
Global economy growth exceeded most expectations in the financial year although the global economy remained volatile. Commodity prices declined at the start of the year but recovered in the second half as European sovereign debt concerns receded and developed economies started to stabilise. Demand from Asian economies remained robust and was the key driver of growth.
Growth story in India continues to remain strong with increased consumption demand of commodities. We remain focused on delivering operational excellence and sustained volume growth. On the backdrop of this favourable increased demand and strong prices we delivered record productions and a very strong set of results across our businesses.
During the year 2010-11, we completed the acquisition of Zinc assets of Anglo-American Plc. (Anglo Zinc) comprising its Skorpion mines in Namibia, Lisheen mines in Ireland and 74% owned Black Mountain mines in South Africa, which includes the Black

Mountain mine and the Gamsberg project. Sterlite is the world’s largest integrated zinc-lead producer and has significant operating expertise with zinc. The acquired zinc assets is an excellent operational and strategic fit with our existing business and is expected to create significant long term value.
During the year all our businesses delivered volume growth, with significant increase in zinc and commercial power production. Our ongoing cost reduction measures have helped to contain the impact of higher input prices while higher volumes have also benefited unit operating costs. Stronger commodity prices for copper, aluminium and zinc have also contributed to the increase in PBDIT during the year.
We have made excellent progress during the year in executing our project led organic growth programme. Our focus on continued asset optimisation and reduction of controllable costs remains key to delivery excellent results and long term value.
Performance — Copper
Market Overview
Global refined copper production in 2010 was reported as 19.1 million tonnes, an increase of about 4%, over the 2009 figure of 18.4 million tonnes. Global refined consumption exceeded supply by about 2,50,000 tonnes. Global mine production growth slowed to 0.8% in 2010, hampered by falling copper grades and labour disputes. Global copper consumption is estimated to increase by about 5% during 2011. Similar to last year, overall Indian copper consumption grew by 4% in the financial year 2011, constrained by increased imports of finished electrical machinery. We sold 68% of production in our local market and the remaining 32% was exported to China, South East Asia and the Middle East.
Growth in the power sector in India, and increased spending on infrastructure including housing, continued to drive the growth of copper consumption. Over the medium to long term it is expected to grow at about 8-9% per annum.
Strategic Priorities
•	Double the copper smelting capacity to meet growing regional demand

•	Continue to retain and further sharpen cost efficiency

•	Commission captive power plant and continue to drive operational excellence initiatives
The performance of our Copper—India / Australia business in the financial year 2010-11 is set out below.

Particulars	2010-11	2009-10	% Change
Production volumes (‘000 tonnes)
— Mined metal content	23	24	-4
— Cathodes	304	334	-9
— Rods	188	197	(5)
— Sulphuric acid	969	1,036	(6)
— Phosphoric acid	154	206	(25)
Cash Settlement Prices (US$ per tonne)	8138	6112	33
Unit costs (US cents per lb) (net)	4	10	-60
Realised TC/Rc’s (US cents per lb)	11.9	13.6	-15
Revenue ( Crore)	15655	13063	20
PBDIT ( Crore)	1043	744	40
PBDIT Margin (%)	6	5	17
Production Performance
Production of cathodes at our Copper—India business was 304 kt in the financial year 2011, lower by 9% year on year, reflecting the impact of bi-annual shutdown of smelter undertaken and temporary shutdown following the Hon’ble Madras High Court order in end of September 2010. The Company’s Special Leave Petition (SLP) challenging the High Court order is being heard by the Hon’ble Supreme Court, and the unit is currently operational at its full capacity.
During the year we also stabilised the precious metal refinery and rod plant at Fujairah.
Mined metal production at our Australian mines was 4.2% lower at 23 kt in the financial year 2010-11.
Unit Costs
Benefiting from improved by-product sales and improved operational performance, Copper India performed well delivering a reduction in unit conversion cost from 10.4 US cents per lb in financial year 2009-10 to 4.0 US cents per lb in financial year 2010-11. Treatment and refining charges (TC / RCs) received in the financial year 2010-11 were lower at 11.9 US cents per lb as compared with 13.6 US cents per lb in the financial year 2009-10 due to tighter copper concentrate market.
The unit cost of production at our Australian operations, including TC / RCs and freight, in financial year 2010-11 was 190 US cents per lb up from 160 US cents per lb in financial year 2009-10, mainly due to higher mining cost and strong Australian dollar.
Sales
Copper sales in the domestic market were 206 kt in the financial year 2011. 76% of these were value added copper rods, supplied largely to the rapidly growing power sector. The Indian copper market continues to demonstrate a robust growth rate of 4% growth in the financial year 2010-11. The revenues increased by 20% to 15,655 Crore.
By-Products
The Sulphur market in the financial year 2010-11 witnessed a year on year reduction in global supplier inventory level and improved demand in the fertilizer segment. This along with high demand in the metal leaching segment due to rising copper and nickel prices, pushed the Sulphuric acid prices upwards. The Sulphur prices during the year witnessed an increase by about 23% from $170 per MT FOB ADNOC to $210 per MT FOB ADNOC (Abu Dhabi National Oil Corporation). The Company was able to capitalise on this surge and achieved better realisation compared to the previous year.
The increased consumption of phosphate fertilizers in India had lead to overall increase in the Phosphoric acid prices during the last financial year. The Indian import prices of Phosphoric acid saw an increase by about 7% during the year from $ 775 per MT CFR to $ 830 per MT CFR. Despite a steep surge in input costs the company was able to control the cost of production of Phosphoric acid business through optimal selection of raw material blend (rock phosphate).
Gypsum Sales Last year surpassed the Production by about 0.26 million tonnes, thus depleting the stocks further .The higher demand from cement industry due to their capacity augmentation created a big demand for the material which in turn helped in fetching a better realisation compared to previous years. The unit has planned for several measures in the financial year ahead to make Superior Quality Gyspum to cater to its customers.
Copper Slag sales was a breakthrough achievement during the year. Slag sales of 700 kt was in excess of generation. Copper slag was sold to various industry segments like abrasives, cement and road fill applications. The potential usage in other applications like concrete, etc. are being explored. The usage of Copper slag is getting increased as construction as an alternate to sand. Assessing the demand and successful field trials, copper slag is expected to add further value to the Company’s by products chain.
Treatment Charges and Refining Charges (TC/RC)
TC / RC realisation during the financial year 2011, was 11.9 USc/lb, when compared to 13.6 USc/lb in the previous year. Copper Mines continue to underperform in production due to falling head grades leading to pressure on TC / RC . However a significant amount of copper mine production is expected to come on stream in FY 2011-12 and the TC/RC terms are expected to turn more favourable. Sterlite has sufficient coverage and receives the copper concentrate under its long term contracts and a small amount of the spot requirement is covered as per the smelter’s requirement.
Financial Performance
PBDIT for the financial year 2010-11 was 1,043 Crore, 40% higher than the PBDIT of 744 Crore for the financial year 2009-10. This was primarily due to higher LME prices and lower unit costs at Copper India and with the improved by-product realisation.
Projects
400 kt per annum Copper Smelter
Whilst MoEF clearance is in place for the 400 kt per annum copper smelter expansion project at Tuticorin, this project is being rescheduled awaiting consent to establish from the State Pollution Control Board.
160 MW Captive Power Plant
The construction of the captive power plant at Tuticorin is in progress and the first unit is now scheduled for commissioning in Q4 of the financial year 2011-12.
Outlook
The global market is expected to grow at around 5% in current year with higher demand from developing countries to support the infrastructure growth. We expect stable operating performance at our smelter in India and our mines in Australia.
Performance — Zinc and Lead

Market Overview
Global zinc demand rebounded strongly in 2010, growing by 14.8% following a fall of 9.4% in 2009, at 11.6 MT. Urbanisation and increased spending on infrastructure in developing countries have continued to be the key driver for demand. While long-term global demand is expected to grow at 3-4% per annum, the near term demand growth in Asia (excluding China), our key export market, is poised to grow at 7%. India, where our major zinc facilities are located, continues to present a promising growth trajectory on the back of low per capita zinc consumption at 0.45 kg as compared to the global average zinc consumption of 1.8 kg per capita zinc.
Hindustan Zinc Limited (HZL), our Indian zinc-lead-silver business, has been successful in maintaining around 82% market share in the local zinc market, registering a 7% year on year growth.
Strategic Priorities
1.	Retain and further sharpen our relative cost competitiveness.

2.	Continue to focus on adding reserves and resources in excess of mining depletion.

3.	Deliver ramp-up of silver production.

4.	Develop Gamsberg project in South Africa.
The performance of our Zinc and Lead business in the financial year 2010-11 is set out in the table below.
Table 2: Performance of Zinc and Lead

Particulars	2010-11*	2009-10	% Change
Production volumes (‘000 tonnes) Zinc
— Mined metal content	782	683	10
— Refined Metal	762	578	23
Lead
— Mined metal content	102	86	2
— Saleable Metal	57	64	(11)
Average LME Zinc Cash settlement prices (US $ per tonne)	2,185	1,936	13
Average LME Lead Cash settlement prices (US $ per tonne)	2,244	1,990	13
Unit costs (US $ per tonne)
— HZL	990	850	16
— Skorpion	1,180	—	—
— Black Mountain Mines	1,309	—	—
— Lisheen Mines	917	—	—
Revenue ( Crore)	10,839	7,943	36
PBDIT ( Crore)	6,057	4,714	28
PBDIT Margin (%)	56	59	(3)

*	Figures for international zinc entities are taken from the date of acquisition to 31 March 2011
Production Performance
Zinc India Operations:
Improved operational performance and ramp up of enhanced capacity at our mines contributed to an increase in mined metal production of zinc and lead in the financial year 2010-11, up 9.0% to 840 kt. The new mill at the mine achieved 84% capacity utilisation in March 2011.
Refined zinc production also rose substantially to 712 kt, an increase of 23.2%, primarily due to additional volumes from the newly commissioned zinc smelter at Dariba. Lead production was 57 kt, a decrease of 7 kt over the previous year. Higher silver content in the Ore was the key factor behind the record silver production of 4.76 million ounces in the financial year 2010-11,
6.7% higher than the 4.46 million ounces produced in the financial year 2009-10.
Unit Costs
The unit cost of zinc production in the financial year 2010-11, excluding royalties, rose 16.5% to US $808 per tonne compared with US $698 per tonne in the financial year 2009-10, primarily due to higher coal costs, higher strip ratio at mines and one-off gratuity (retirement benefits) costs. Royalties were also higher at US $30 per tonne linked with LME prices.
Sales
Our domestic sales of zinc metal at 412 kt were up 6.7% (the financial year 2009-10: 386 kt) maintaining 82% market share. The rest of the metal produced was exported to neighbouring markets like Taiwan, Indonesia, Malaysia and Middle East. Revenues were further augmented by the sale of 66,000 dry metric tonnes of surplus zinc and 39,000 dry metric tonnes of lead concentrate.
The revenue during the year increased by 24% to 9,844 Crore. This was mainly due to volume growth, higher LME realisation and improved operational efficiencies.
Financial Performance
Increased production volumes, higher prices and by-product credit contributed to a strong increase in PBDIT for the financial year 2010-11, up 18% to 5,556 Crore, compared with the financial year 2009-10.
This increase was partially off-set by increased net operating costs and royalties.
The positive impact of higher volumes, rupee appreciation against US dollar and stable operating cost, contributed significantly to company’s operating margins.
Projects
The Silver rich Sindesar Khurd mine expansion project was completed one year ahead of schedule and the new mill of 1.5 million tonnes capacity was commissioned in Q3 of the financial year 2010-11.
At Dariba, both units of the 2 x 80 MW power plant were commissioned in the financial year 2010-11. The 100 kt per annum lead smelter at Rajpura Dariba is expected to be completed by Q1 of the financial year 2011-12.
Exploration
Ongoing exploration activities at HZL have yielded significant success with 1.4 million tonne contained metal added to gross R&R, prior to 0.8 mt mined out in the financial year 2010-11. Total R&R on March 31, 2011 was 34.7 million tonne of contained zinc-lead metal and 885 million oz of silver.
Zinc International Operations
Post acquisition of zinc assets from Anglo America Plc. Group, we have produced 44 kt of mined metal and 50 kt of refined Zinc metal a total of 94 kt metal units.
Outlook
Zinc India continues to be on a volume growth path having recently reached its targeted mining capacity, equivalent to 1 MT of refined metal, and the ramp-up of the Sindesar Khurd mine is expected to increase silver content in concentrate. Commissioning of the lead smelter at Dariba will help conversion of lead concentrate to lead metal.
The outlook for demand remains positive in our target markets and globally and our new acquisition, Zinc International, is expected to deliver steady performance.
Performance — Aluminium
Market Overview
The global aluminium industry recorded a 12.8% growth in production and 16.7% growth in consumption during the year after a turbulent period. Globally the industry is facing the challenge of rise in costs and other input costs. This is also reflected in the increase in aluminium LME prices.
Our aluminium facilities are located in India in the state of Orissa and Chattisgarh where there are abundant bauxite and coal deposits. This underscores India’s unique advantage of being rich in natural resources required to produce aluminium at a competitive cost. Sterlite emerged as the largest producer of aluminium in India and, within a short period, acquired industry leading market share of 39% (including VAL production) in the local Indian market. The Indian aluminium market is dominated by growing demand from the power sector. Over time, the relative share of aluminium applications in other segments is expected to pick up with rapid urbanisation and construction sector growth.
Sterlite’s plants had focused on value added products like wire rods, rolled product and billets to capitalise on market growth and optimise returns.
Table 3: The performance of our Aluminium Business in financial year 2010-11 is set out in the table below.

Particulars	2010-11	2009-10	% Change
Performances of Aluminium Business — BALCO
Production volumes (‘000 tonnes)
— Aluminium	255	268	-5
Average LME Cash settlement prices (US per tonne)	2,257	1,868	21
Unit costs

Particulars	2010-11	2009-10	% Change
BALCO Plant 2 (Production costs) (US$ per tonne)	1,784	1,534	16
BALCO Plant 2 (Smelting costs) (US$ per tonne)	1,007	862	16
Revenue ( Crore)	3,024	2,837	7
PBDIT ( Crore)	616	599	3
PBDIT Margin (%)	20	21	(1)
Performances of Aluminium Business — VAL
Production volume — Aluminium (‘000 tonnes)	386	264	46
Unit cost (US$ per tonne)
— Jharsuguda (Production costs) (US$ per tonne)	1,820	1,645	11
— Jharsuguda (Smelting costs) (US$ per tonne)	1173	925	27
Strategic Priorities
1.	Complete expansion projects.

2.	Expedite development of coal block.
Production Performance
The saleable production during the year that ended on March 31, 2011 was 255 kt as against 268 kt during the corresponding period of the previous year. The reduction was mainly due to lower availability metal on account of phasing out of plant I smelter. However with the installation of the new rod mills and increased availability of rolling mills the product mix was enriched.
Unit Costs
The unit cost of production at the BALCO Korba II smelter was US $1,784 per tonne for the financial year 2010-11, 16% higher than last year primarily due to increase in alumina, coal and carbon costs and a one-off increase in gratuity (retirement benefits) cost.
Sales
During the year, the sales volume was 2,47,412 tonnes as against 2,67,802 tonnes of the last year. The revenues increased by 7% at 3,024 Crore. The lower sales quantity were due to lower availability of metal on account of closure of plant I smelter. However, the sales of value added products i.e. rods increased by 8% as compared to the previous year. LME aluminium prices increased by 21% to US$ 2,257 per tonne as compared to US$ 1,868 per tonne in the previous year.
Financial Performance
PBDIT for the financial year 2010-11 was 616 Crore, 3% higher than the financial year 2009-10. This improved performance was primarily driven by LME prices, partially off-set by higher carbon and coal costs, which were further increased by around 30% by Coal India in March 2011 and a new green tax on coal.
Projects
BALCO Aluminium Smelter
The 1,200 MW (4 x 300 MW) captive thermal power plant at Korba, Chhattisgarh is progressing well, and we expect to commence power generation from the first unit by Q2 the financial year 2011-12.
The approval process for BALCO’s 211 million tonnes coal block is progressing well, and we expect to commence coal mining by Q4 of the financial year 2011-12, subject to statutory approvals. The new 325 kt aluminium smelter at Korba is making good progress.
Vedanta Aluminium Limited
Lanjigarh Alumina Refinery at Lanjigarh
Alumina hydrate production during the year was 696 kt was lower by 7.70% as compared to the previous year. The production of calcined alumina produced during the year was 707 kt which is lower by 7.2% as compared to the previous year. The aluminium refinery at Lanjigarh continue to operate at a capacity of 1 MT per annum with bauxite supply from BALCO and other third parties i.e. from eastern, central and western India.
Jharsuguda Aluminium
Smelter (VAL)
Aluminium production in the financial year 2010-11 was at record 386 kt primarily due to increase in production from the new 500 kt Jharsuguda aluminium smelter.
Operational Performance
We had restabilised pots post the power outage in Q1 the financial year 2010-11, the relining cost of the pots has contributed to increase in cost of Jharsuguda.
The unit cost of production at the VAL Jharsuguda smelter was US $1,820 per tonne for the financial year 2010-11, higher than previous year mainly due to increase in alumina, coal and carbon cost. The alumina cost of production was US $326 per ton, marginally higher compared with previous year, primarily due to higher input prices for caustic soda and coal.

Financial Performance
PBDIT for the financial year 2010-11 was 715 Crore, 95% higher than the financial year 2009-10. This improved performance was primarily driven by rising volumes and LME prices, partially off-set by higher carbon and coal costs.
Bauxite Mining at Niyamgiri Hills, Lanjigarh (VAL)
The Ministry of Environment & Forests (MOEF) vide order dated 30 August 2010 rejected the forest clearance relating to Niyamgiri mining lease to Orissa Mining Corporation (OMC) for mining Bauxite.This was despite the approval of forest diversion given by Honourable Supreme Court of India in 2008. OMC has subsequently filed a Writ Petition in the Supreme Court challenging the MOEF decision and for issuing direction to MOEF to grant the forest clearance. In the meantime, Govt. of Orissa (GOO) is considering grant of alternate mines for supply of Bauxite to the Company’s refinery. At present the refinery is in operation with outsourced Bauxite from various states. Since there are nearly 800 million tonne of a bauxite reserve available in the surrounding area of the plant, the Company does not envisage problem in availability of Bauxite.
Projects
Post the MOEF direction in August 2010, further work on the refinery expansion project at Lanjigarh has been put on hold. The 1.25 mt per annum aluminium smelter project in Jharsuguda is making good progress for progressive completion by Q3 of FY 2014.
Outlook
We expect to increase volumes at our alumina refinery in Lanjigarh and improve operating performance at the new Jharsuguda smelter post stabilisation. We will continue to focus on value added products to optimise returns.

Performance — Energy
Indian power sector is best characterised by a historical gap between demand and supply due to slow project development, lagging behind the increase in consumption led by robust economic growth. This gap is expected to remain in near to medium term, creating an attractive market for the supply of energy commercially.
Strategic Priorities
•	Complete 2,640 MW project at Talwandi Sabo, Punjab.

•	Complete 2,400 MW project at Jharsuguda, Orissa.

•	Develope the Sterlite Energy Limited (SEL) coal block.

•	Participating in any new coal block auctions / allotments.
Operational Performance

During the financial year 2011, we sold 2,035 million units of power, compared with 1,416 million units in the previous year. This growth in volume was mainly on account of surplus power sales from 270 MW power plant at BALCO and commissioning of first unit of 600 MW commencing power generation at Jharsuguda, SEL.
Financial Performance
Revenue (net of inter-segment transfers) for the financial year 2011 was 728 Crore, compared with 657 Crore in the previous year and PBDIT for the the FY 2010-11 was 335 Crore as against 418 Crore in the previous year. PBDIT was lower primarily due to higher operating costs, primarily coal and lower sales prices.
The performance of our Energy business in financial year 2010-11 is set out below.

(in US$ millions, except as stated)	FY 2010 -2011	FY 2009 -2010	% Change
Power Sales (MU)	2,035	1,416	44
Revenue ( Crore)	728	657	11
PBDIT ( Crore)	335	418	(20)
COP ( / Unit)	1.77	1.48	20
NSR ( / Unit)	3.38	4.16	(19)
Unit Costs
Average power generation cost in the financial year 2010-11 was 1.77 per unit compared with 1.48 per unit in the financial year 2009-10, largely reflecting higher coal costs which were increased by 30% in February 2011, in addition of new green tax on coal.
Projects
Jharsuguda IPP
First 600 MW unit of the 2,400 MW SEL Jharasuguda power plant was successfully commissioned in March 2011. Second unit is under trial run. The remaining two units are expected to be synchronised in Q3 and Q4 of the financial year 2011-12, respectively. Transmission lines are being set up to enhance existing transmission capacity to meet the requirements for new units to be commissioned, and are expected to be completed by Q3 of the financial year 2011-12.
Talwandi Sabo IPP
Work at the 2,640 MW power project at Talwandi Sabo is progressing as per schedule. Seven shipments have been received, and construction of the first boiler structure is in progress.
Wind Energy
48 MW of the 150 MW expansion in wind power generation capacity announced in January 2011 was commissioned during the fourth quarter, and the remaining 102 MW is expected to be commissioned in the financial year 2011-12. Post the expansion, the Company’s wind power generation capacity will increase to 273 MW.
Outlook
We plan to complete the ongoing projects on schedule and to continue to focus on improving coal logistics and expediting coal block development at SEL.
SIIL has a long history of developing and operating captive power plants at benchmark capital expenditure cost and industry leading operating efficiency and we plan to exploit this track record in the construction of the IPP at Talwandi Sabo in the Punjab and the IPP at Jharsuguda, Orissa in addition to constructing a captive power plant at Korba. We will continue to sell surplus power in the commercial energy market, capitalising on the accelerating demand for power in our home market.
Other Business
Vizag Coal Berth
To support our entry into the growing port and infrastructure sector in India we have secured a tender from Government of India’s Vishakapatnam Port Company. We will be constructing a coal berth on a revenue sharing basis in a joint venture with Leighton Contractors (India) Pvt. Ltd. The estimated cost of the project is 675 Crore and it is scheduled for completion by mid 2012.
Overall Business Outlook
The medium and long term outlook for the resource sector remains positive. We have a strong growth pipeline and all our expansion projects are on track to deliver industry leading organic growth. We remain confident that we are on track to deliver superior results going forward.

Operational Performance
Human Resources
Our Philosophy
At SIIL we believe in building an organization having human resource with world class capabilities and high performance culture. For achieving this objective we recruit, develop and retain talented and motivated employees who share our Company’s vision and values. We seek to create an environment of fairness, transparency and mutual respect wherein the aspirations of employees and the goals of the enterprise are aligned to achieve mutual benefit on a long term continual basis, thereby enabling us to be the preferred employer of choice. A young, vibrant and dynamic workforce handling critical roles and wide job responsibilities is the USP of SIIL. The Company’s philosophy of shared ownership is also reflected through the ‘The Long Term Incentive Plan’ (LTIP), under which, meritorious employees are granted options of our parent Company Vedanta Resources Plc. shares.
Get Nurture and Grow
“Get, Nurture and Grow” is the mantra for Human Resources practices at Sterlite. The Sterlite team is very young, energetic and vibrant with the average age being 29 years. Keeping in line with the group philosophy of growth from within, we recruit freshers at graduate, engineers and management level. We have introduced a 15 days ‘Structured Induction Module’ for our new joiners covering all departments and plant processes. The same is taken up by the respective departmental heads. At the end of the 15 day induction, they also have to undergo a 3 day E-Learning Safety Module and specific training programme like Campus to Corporate before being put on to their work. At the end of their induction they also have an informal interaction with Senior Management through a get together in which the new joiners are also given a platform to exhibit their talent. The new employers are assigned mentors for the first year which facilitates further in entrenching into the work.
Skill and Development
Sterlite focuses on learning and development to enhance the knowledge and skill, preparing its people to face the challenges in the dynamic business scenario. SIIL has a structured learning need identification process. During the year, we had organised various training programmes with an objective to achieve a minimum of 2 man-days of training for every employee. 982 out of 1,198 employees at Sterlite Copper were covered under minimum of 2 man-days of training. Similar training is provided in Zinc, Aluminium, Power and all other businesses.
Development programmes like Leadership Excellence programme and Seven Habits of Highly Effective People were held to address the training needs of potential leaders of our organisation. It covered all the Stars of the business and employees holding critical positions. Senior management was sent for Management Development Programmes to premier institutes like IIM’s, ISB, etc. IIM Indore conducted in-house management programme for the engineers to give them overview on the managerial qualities. We also initiated a 6 day training module IGNITE for line managers covering technical and behavioural skills. The work life balance programmes like APEX from Art of Living was well received. With a view to equip the employees with tools for systematic problem-solving on a day to day basis and to make continuous improvement, initiatives/programmes such as 5S, TPM, SPIDER, IDEAS at Sterlite continue to be in place.
In the past one year, at Sterlite Copper employees’ productivity has increased from 99.1 to 111.3 metric tons per employee. This has been achieved mainly by making the organisation leaner at the top. In achieving this, the manpower was rationalized and many employees were transferred to the Group companies for better career prospects.
Knowledge Management
Taking into consideration the business expansion and new projects, employees were nominated for visit to foreign smelters / refineries and rod plants to get the international exposure which would help in increasing the workforce capability and process improvements. These employees on their return share their knowledge with their fellow employees and also draw up an action plan for implementation. The learnings were implemented both in day to day activities and also during annual maintenance shut down.
Leadership Development
SIIL has strong Talent management processes in place like the STARs of Business Programme and Global Leadership Programme for developing identified talents and ensuring the Company a perennial source of good leadership and other talent to deliver value to the organisation and society. Accelerated Competency Tracking and Upgradation (ACT-UP) workshops were conducted in all the business and STARS were identified during the year. The identified STARS of Business are elevated and put on an accelerated growth path, given cross-functional responsibilities or seconded to group companies in recognition of their potential to deliver value to the Group. The STARS either occupy critical positions or are groomed as second in line to critical positions. To fuel our exponential growth, we have robust leadership pipeline to head various businesses. Critical positions are mapped and second line for all these positions are maintained ensuring successful and smooth transition in cases of change.
Employer of Choice
We have introduced various employee engagement initiatives like Employee Connect where the employees from different cross sections get to interact with the senior management. To substantiate our Employer of choice status we have participated in the survey conducted by Hewitt for achieving Best employer status. The Company is working on the feedbacks received from the survey.
Information Technology
Sterlite implemented SAP R/3 in the late 1990’s and has improvised year after year. All our critical business transactions across all the operations are now tracked through SAP R/3. Sterlite is now working on SAP Enterprise Central Component version on a wide range of 9 modules from Finance and Controlling , Materials Management, Plant Maintenance, Production planning, Quality Management, Sales and Distribution, Human Capital Management, and Supplier Relationship Management.
Sterlite has deployed a policy and procedure based environment to ensure security and confidentiality of information system which is in line with internationally accepted ISO 27001 standards and CoBIT frame-work. Deploying the Financial business controls as per SOX (Sarbanes Oxley) was the prime focus of IT department which was again a milestone for Sterlite.
The Company has taken many new strategic IT initiatives during the year, in line with the IT Roadmap of being Best-in-Class amongst the Industry. Many critical projects have been kick started and will be completed in due course of time. More emphasis was given on enhancing the utilisation of Shop Floor SAP modules and implementation of SAP Blend Planning Module which has resulted in increased Asset optimisation and system dependence. Benchmarking has always been the effective tool for Sterlite for its continuous improvement.
The year proven to be very successful with implementation of big projects like Governance Risk and Compliance with which management of employee roles in business happens through SAP, XMII basically an interface of our control system with ERP and brings manufacturing Intelligence through online dashboards. This also enables the knowledge transfer across locations.
Desktop Virtualisation, SAP BI / BO (Business Intelligence, Mobile Asset Management and e-learning are some of the other projects which are in the conceptualisation stage). Agreement with SAP for around 25 products will help Sterlite to have a complete ERP based organisation across the verticals. Similar agreement with Microsoft for the Microsoft Exchange and office related products has resulted in many strategic benefits to Sterlite.
As a value added service to the customers Customer on Web (CoW) / e-Salesmate, a web based system is provided to the customers to access their information on-line. Each customer is provided with individual user id and password. CoW serves as a portal to share the information with customers in a collaborative way. This portal is interfaced with core business application SAP R/3 in the back-end.
Special focus has been given to Sterlite IT Infrastructure to match it to world class. Virtualisation is one among the initiative spearheaded by Sterlite to strengthen our IT Infrastructure. Implementation of System Centre Configuration Management (SCCM) has been very instrumental for us to manage our day to day IT Infra activities in a better way.
Sterlite has reached yet another milestone by implementing the Human Capital Management module in SAP. With the successful implementation of Human Capital Management (HCM), the entire function of HR including leave & travel management, organisation management, recruitment, training and development, performance management and workforce analytics has been automated with minimum human intervention. The Annual performance appraisal of Sterlite for the year 2010-11 employees was completely automated, made paperless through HCM, was a significant achievement to add upon.
Awards and Recognition
Sterlite has won the following awards and recognition during the year 2010-11.
Business:
— Indian Merchants Chambers (IMC) Ramkrishna Bajaj National Quality Award (RBNQA) : Performance Excellence Trophy 2010 for both Tuticorin and Silvassa units under manufacturing category. The award was in recognition of the Company’s excellence in senior leadership, strategic planning, customer and market focus, measurement analysis and knowledge management, human resource focus, process management and business results.
— Frost & Sullivan, India Manufacturing Excellence Award 2010 : Platinum Award and Consistency Award for Silvassa. The award acknowledges excellence in our manufacturing process.
— International Team Excellence Award 2010 : Finalist award for Tuticorin from American Society for Quality (ASQ) in recognition to the TQM Project Increasing the crane reliability from 56% to 94.54%.
— Sterlite Silvassa unit has bagged “Excellence in Energy Management 2010 “ award from CII — Godrej GBC in recognition towards achieving improvements in Energy Management.
• ‘IMC Ramakrishna Bajaj National Quality Award — Performance Excellence Trophy’ (RBNQA 2010); the ‘CII — National Water Management Award 2010’; the ‘CII — National Energy Management Award 2010’; and the ‘FIMI-Gem Granites Environment Award for the Year 2009-10 for our zinc mines and smelter.
Case Study
360 Degree Feedback
Leadership development has always occupied a crucial position among the HR practices at Sterlite. The 360 degree feedback was aimed towards the objective of developing holistic leaders by holding to them a mirror to show them how they are perceived by others.
The 360 degree feedback covered all Managers and above employees. To facilitate the 360 degree feedback process and give a structured output, an external consultant Franklin Covey was engaged to conduct the assessment through a questionnaire which measured individual behaviours considered critical for performance.
The questionnaire chosen for Senior Management focused on the following four points:
—	Inspire Trust

—	Clarify purposes

—	Align Systems

—	Unleash Talent
The questionnaire chosen for Middle Management was the 7 Habits Questionnaire which focused on the 7 Habits:
—	Be Proactive

—	Begin with the end in mind

—	Put first things first

—	Think win-win

—	Seek first to understand then to be understood

—	Synergize

—	Sharpen the saw
The methodology used was a Multi-Rater Feedback System in which the candidate was assessed by self and by a number of assessors including his/her superiors, direct reportees (subordinates), colleagues, internal and external customers. All participants were administered an online survey and participants could choose their assessors and the survey was forwarded to them. Once all the responses were obtained a feedback report was generated by all the participants.
The feedback workshop consisted of a common briefing session on how to read the report and an individual feedback session with the HR and the Departmental Heads where the report was analyzed in detail and the areas of strength and improvement were spelt out for each individual and a developmental plan was framed accordingly. The developmental needs arising out of the exercise have formed the basis for the training needs of Managers and above for the current financial year.
The participants felt that the 360 degree feedback was a more objective system and helps in developing leadership competencies critical for carrying out leadership and managerial roles effectively. All participants have individual development plans framed for bridging the gaps. A second round of feedback is scheduled for July 2011 to measure the progress made against the developmental areas agreed upon.
Case Study
LNG to reduce the cost of copper rod production
The energy source used at our Sterlite Copper Rod plant at Silvassa (Union Territory of Dadra & Nagar Haveli) was Liquefied Petroleum Gas (LPG). With a continuous focus on cost reduction and asset optimization, we identified an economical and environment-friendly alternative in Liquefied Natural Gas (LNG). LNG is normally distributed in India through a nationwide pipeline network, but the pipeline did not cover Silvassa.
We overcame this challenge by setting up an LNG storage and regasification facility, which was commissioned in February 2011. This is the first such facility in the metals and mining industry in India and only the third in India. The imported LNG is transported from ports through special cryogenic tankers and stored in our cold storage tanks at Silvassa. The liquid is fed into an ambient vaporiser which provides natural gas to the point of use.
Our Copper rod plant at Silvassa has been an early adopter of a technology that enables consumption of more environment friendly fuel and the switch from LPG to LNG is already yielding multiple benefits. LNG is more economical in terms of market prices. It undergoes natural gasification i.e. it converts into vapors at room temperature, unlike LPG, which requires heating. Hence, usage of power has been reduced by around 5%. LNG has higher calorific value, and lower residue elements, resulting in about 5% higher fuel consumption efficiency. LNG has lower sulphur content than LPG and has contributed towards reducing our environmental footprint. Overall, the switch to LNG resulted in a substantial reduction in the total conversion cost of copper rods by approximately 20%.
Financial Performance
HZL Consolidated Financials Table 4 lists the performance of Sterlite as a consolidated entity for the year ended March 31, 2011, compared with the previous year. Further details are given in the balance sheet, profit and loss account and the notes accompanying this annual report.
Net sales and services
Net Sales for the year increased by 23.5% from 24,501 Crore to 30,248 Crore. Net sales increased primarily as a result of higher volumes in Zinc and higher LME prices in the fiscal 2011.
Other income
Other income increased by 57.2% to 2,653 Crore in 2010-11 mainly due to increase in interest income on deposits and loans.
Table 4 : Consolidated Financial Performance Sterlite, 2010-11 and 2009-10.

Particulars	FY 2010-11	FY 2009-10
Net Sales/ Income from operations	30248	24501
Other Income	2653	1688
Total Income	32901	26189
Consumption of Raw materials including stock adjustment	14389	12140
Employee cost	1132	854
Power, Fuel & Water	2380	1953
Other Expenditure	4478	3261

Particulars	FY 2010-11	FY 2009-10
Total Expenditure	22379	18208
Profit Before Depreciation, Interest and Tax	10522	7981
Depreciation	1030	750
Interest & Finance Charge	301	292
Exceptional expenses	57	297
Tax expenses	1812	1233
Profit After Tax	7322	5409
Minority interest	1994	1724
Consolidated share in the Profit/(Loss) of Associate	-285	59
Attributation PAT	5043	3744
Raw materials
In Copper business, the major portion of raw material cost is on account of Copper concentrate which is fully imported. Our fully owned copper mines (Mt. Lyell in Tasmania, Australia) supply approximately 8% of our concentrate requirement and the balance is sourced from other mines through a mix of long term contracts and spot purchases. The price of copper concentrate is linked to prevailing LME prices of refined copper. Average LME prices for copper increased by 33% between fiscal 2010 and 2011. We also import rock phosphate for conversion into phosphoric acid. The total value of raw material consumed was 14,389 Crore in 2010-11, representing a 18.5% increase over the previous year.
Manufacturing, Employee and other expenses
Personnel expenses increased by 33% to 1,132 Crore in fiscal 2011, mainly on account wage revision and increase in gratuity cost. Other expenses, comprising of power and fuel, stores and spares, repairs, administration, selling and distribution etc. increased to 6,858 Crore as compared to 5,214 Crore in the previous fiscal year. The rise in cost was mainly on account of increase in royalty, fuel, coal and other basic inputs. The man power costs, manufacturing expenses and administrative costs of the acquired international zinc entities has also contributed to increase in the expenditure.
Depreciation
Depreciation increased by 280 Crore to 1,030 Crore for 2010-11 as compared to 750 Crore in the previous year. This was primarily due to capitalisation of new facilities at HZL and depreciation on assets of acquired international zinc entities.
Interest and finance charges
Net interest costs for 2010-11 decreased by 3% i.e. from 301 Crore to 292 Crore.
Exceptional items
Exceptional items 57 Crore for the year includes compensation paid under Voluntary Retirement Scheme at HZL & BALCO.
Corporate Income tax
Corporate income tax provision for 2010-11, was greater at 1,812 Crore, compared to 1,233 Crore in the previous year mainly due to the increase in profitability.
Profit after tax
Profit after tax increased to 7,322 Crore in 2010-11 as against 5,409 Crore in the previous year.
Share of loss in associates
Share of loss in VAL was at 285 Crore as compared to the previous year share of profit of 59 Crore. The losses in VAL was due to higher interest cost (including one time mark to market gain in the previous year) and redemption for acquisitions depreciation which could not be fully absorbed on account of initial production ramp up.
Attributable profit and Minority interest
The attributable profit increased by 34.7% to 5,043 Crore in FY 2010-11 as compared to 3,744 Crore in the previous year. The minority interest share of profit was 1,994 Crore for the year 2010-11 as against 1,724 Crore in the previous year.
Capital structure
Total shareholders funds as on March 31, 2011 aggregated 41,435 Crore, of which equity capital was 336 Crore comprising 3,36,12,07,534 shares of Re. 1 each. Consequent to the Bonus & Share Split issue of June 2010, the paid up share capital of the Company increased by 168.04 Crore post bonus and share split.
Reserves and surplus
As on March 31, 2011, reserves and surplus of the Company aggregated to 41,099 Crore. Free reserves accounted for 54% of the reserves and surplus, and share premium and other reserves constituted the balance. Reserves and surplus during the year have increased by 4,423 Crore, registering a growth of 12%.
Debt
The Company’s debt increased from 9,260 Crore in the previous year to 11,729 Crore as on March 31, 2011 which was mainly due to the issue of commercial paper and buyers credit availed during the year.
Gross block and investments
During the year, Company completed acquisition of Anglo Zinc assets and commissioned significant capacity expansions in its zinc & power business. This has mainly led to the increase in gross block to 33,548 Crore as on March 31, 2011. The total investments decreased by 7,349 Crore from 20,304 Crore as on March 31, 2010 to 12,955 Crore as on March 31, 2011 due to investment in fixed assets and redemption for funding acquisitions.
Inventories and debtors
Inventories increased by 2,172 Crore from 2,983 Crore as on March 31, 2010 to 5,155 Crore as on March 31, 2011 primarily due to higher LME. Debtors increased by 1,024 Crore to 1,595 Crore as March 31, 2011.
Cash flow
The cash flow summary for the year is given in Table 5:
Table 5: Net cash from/(used in)

	in Crore
	2010-11	2009-10
Operating Activities	5,855	4,182
Investing Activities	(7,540)	(13,267)
Financing Activities	1,604	8,822
Cash flows generated from operations have been utilised towards payment of dividend and taxes and partly for expansion activities etc. We have used cash in the investing activities primarily towards Investment in Anglo Zinc acquisition, purchases of fixed assets, loan to associate company, investment in fixed deposit and debt mutual funds which were partly offset by proceeds from sale of current investments. Net cash of 1,604 Crore provided by financing activities primarily consist of proceeds from commercial paper and repayment of long term loans and payment of interest. We remain focused on maintaining a strong balance sheet to fund our future growth.
Internal Control Systems and their adequacy
Sterlite is committed to maintaining high standards of internal control and risk management to provide the appropriate assurances to all the stakeholders. The Company believes it has a proper and adequate system of internal controls commensurate with its size and business operations at its plants and at the corporate headquarters.
The strength of a business’s internal control environment also forms a component of senior managers’ performance appraisals. During the year 2010-11, the Company has implemented effective internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by Committee of Sponsoring Organisation (COSO).
We have appointed internationally reputed audit firms to conduct the internal audit of the Company at all its locations. The scope and direction of the annual audit programme is guided by the Vedanta Group’s Management Assurance Services (MAS), which, in turn, operates under the overall guidance of Sterlite’s Audit Committee.
The objective of the internal audit process is not only to report deviations but also to identify systemic risks, based on the risk profile analysis conducted by the MAS and the auditors. Internal auditors regularly visit our operations at its various locations to ensure that transactional and process issues are addressed while conducting audit. Every quarter, the Audit Committee is briefed about the internal control findings, along with the remedial actions that have been suggested or have been already implemented.
Risks and Uncertainties
Our businesses and operations are subject to a variety of risks and uncertainties which are no different from any other company in general and our competitors in particular. Such risks are the result of both the business environment within which we operate and other factors over which we have little or no control. These risks can be categorised as operational, financial, environmental, health and safety, political, market-related and strategic risks. We have well documented and practised risk management policies that act as an effective tool in minimising the various risks that our businesses are exposed to during the course of their day-to-day operations as well as in their strategic actions.
Risks are identified through a formal risk management programme with the active involvement of business managers and senior management personnel at both the subsidiary level as well as at the corporate level. Each significant risk has an ‘owner’ within the Group at a senior level, the impact to the Group if a risk materialises, and its likelihood of occurrence. A risk register and matrix is maintained, which is regularly updated in consultation with business managers. The risk management process is coordinated by our management assurance function and is reviewed by the Audit Committee. Key business decisions are discussed at the monthly meetings of the Executive Committee and senior managers address risk management issues when presenting initiatives to the Executive Committee. The overall internal control environment and risk management programme is reviewed by our Audit Committee on behalf of the Board.
We have a strong internal control culture throughout the Group. Regular management assurance visits to our operations and holding companies are undertaken to ensure that the Group’s standards of internal control are maintained. The strength of a business’s internal control environment forms a component of senior managers’ performance appraisals. The audit process and audit plan cover the key risks identified through the ‘risk management programme’ and the existence and effectiveness of control measures against each risks are verified. Control measures stated in the risk matrix are also verified by the business managers. Further details on the Group’s internal control environment are provided in the annual Corporate Governance Report.
During the year, the Group risk matrix was updated through a comprehensive and holistic exercise carried out at each operating subsidiary level and at corporate level. The updated risk matrix and risk registers were then reviewed in the light of changes in nature and extent of risks, controls and actions required.
Risks and risk management practices
Commodity risks
Our principal commodities are copper, zinc, aluminium and lead. are priced with reference to LME prices. LME prices are influenced by global demand and supply for these metals which in turn is influenced by global economic scenarios, regional growth, infrastructure spending by governments and also by hedge fund activities.
While the Group aims to achieve average LME prices for a month or for a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons including uneven sales during the year. Any fluctuation in the prices of the metals that we produce and sell will have an immediate and direct impact upon the profitability of our businesses. We follow offset hedging model for copper custom smelting business in order to manage price risk, emanating from our normal business operations and ensure 100% back to back policy. The prices of input and output are derived from the same benchmark and / or are linked to each other through a defined formula. The objective of risk management is to attempt to use hedging to balance out the price fluctuations on the input and output side so as to pass through the change in input cost to customers to make the margins immune to the fluctuations in prices of the input and output.
As a general policy, we aim to sell our products at prevailing market prices. Hedging activity in commodities is undertaken on a strategic basis to a limited degree and is subject to both strict limits laid down by our Board and strictly defined internal controls and monitoring mechanisms. Decisions relating to hedging of commodities are taken at the corporate level and with clearly laid down guidelines for their implementation by the subsidiaries.
Our custom smelting operations of copper at Tuticorin enjoy a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of copper concentrate and the sale of finished copper. The Group’s policy on custom smelting is to generate its margins mainly from TC / RCs, premiums and sale of by-products. Hence quotational period mismatches are actively managed to ensure that the gains or losses are minimised. TC / RCs are a major source of income for the copper smelting operations in India and therefore are susceptible to fluctuations which are influenced by factors such as demand and supply conditions prevailing in the market for mine output. The copper smelting business actively reviews its procurement strategy to strike a judicious balance between copper concentrate procured at spot TC / RCs and those which are sourced at long-term contractual TC / RCs.
Political, legal, economic and regulatory risks
Our key mining and smelting operations are located in India, Ireland, Namibia, South Africa and Australia and our holding and investment companies are located in jurisdictions including the United Kingdom, Mauritius and Netherlands.
The political, legal, fiscal and other regulatory regimes in these countries may result in higher operating cost or restrictions such as the imposition or increase in royalties, mining rights, taxation rates, legislation pertaining to repatriation of money and so on. Changes to government policies such as changes in royalty rates, reduction in import tariffs in India, reduction in assistance given by Government of India for exports and the reduction or curtailment of income tax benefits available to some of our operations in India, Australia, UAE, Namibia, South Africa and Ireland are some of the examples of risks under this category.
The majority of our Group revenues and profits are derived from commodities sold to customers in India. Any downturn in overall health of the Indian economy, any political or regional instability may impact revenue margins arising out of import tariffs prevailing in India.
We may also be affected by the political acts of governments in these countries over which we have no control.
We perform thorough risk assessment on a country by country basis to review the risks and to ensure that risks have been properly identified and managed.
Reserves and resources
The ore reserves stated in this report are estimates and represent the quantities of copper, zinc, lead and bauxite that we believe could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Our future profitability and operating margins depend upon our ability to access mineral reserves that have geological characteristics enabling mining at competitive costs. Replacement reserves may not be available when required or, if available, may not be of a quality capable of being mined at costs comparable to the existing or exhausting mines.
Moreover, these estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, are also factors that may influence the estimating of reserves, many of which are beyond our control.

We continue to access our mineable reserves and resources using the latest available techniques and also get them periodically verified by independent experts. Our technical team continuously keep monitoring the mineralogy of our future mineable resources and back it up with required technological inputs to address any adverse changes in mineralogy.
Delivery of expansion projects on time and within budget
We have a strong pipeline of green field and brown field expansions projects and we have committed funds for these projects. These projects have achieved various stages of completion. Our plans to generate sufficient cash flows from these projects to repay our long-term debt and our ability to raise further debt are dependent upon the successful completion of these projects on time and under budgeted cost and a faster production ramp-up.
Our current and future projects may be significantly delayed by failures to receive regulatory approvals or renewal of approvals in a timely manner, failure to obtain sufficient funding, technical difficulties, human resources constraints, technological or other resource constraints or for other unforeseen reasons, events or circumstances. As a result, these projects may incur significant cost overruns and may not be completed on time, or at all.
We continue to invest to ensure having best in class human resources to maintain our track record of completing large projects on time and within the budgeted cost. We also have in place rigorous monitoring systems to track the projects progress and over time developed skills to overcome challenges.
Assets use continuity and insurance
Productive assets used in mining and smelting operations and the associated power plants may face breakdowns in the normal course of operations or due to abnormal events such as fire, explosion, environmental hazards or other natural calamities. Our insurance policies may not cover all forms of risks due to certain exclusions and limitations. It may also not be commercially feasible to cover all such risks.
It may also not be commercially feasible to cover all such risks. Consequently, our insurance coverage may not cover all the claims including for environmental or industrial accidents or pollution. We regularly carry out extensive work on the adequacy of our insurance coverage by engaging consultants and specialists and decide on the optimal levels of insurance coverage typical of our industry in India Ireland, Nambia, South Africa and Australia.
Safety, health and environment risks
We are engaged in mining activities which are inherently hazardous and any accident or explosion may cause personal injury or death, property damage or environmental damage at or to our mines, smelters, refineries or related facilities and also to communities that live near the mines and plants. Such incidents may not only result in expensive litigation, damage claims and penalties but also cause loss of reputation.
We accord very high priority to safety, health and environment matters and these are regularly monitored and reviewed by the senior management team. Simultaneously we continue to invest on training our people on these matters besides time to time interventions for improvements by the experts.
Operational risks
Our operations are subject to conditions and events beyond our control that could, among other matters, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities for varying lengths of time or even permanently. These conditions and events include disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions, non-availability of raw materials of appropriate quantity and quality for our energy requirements, disruptions to or increased cost of transport services or strikes and industrial actions or disputes. While many of these risks are beyond our control, we have adequate and competent experience in these areas and have consistently demonstrated our ability to actively manage these problems proactively. It is our policy to realise market prices for our commodities and therefore the profitability of our operations is dependent upon our ability to produce metals at a low cost which in turn is a factor of our commercial efficiencies and higher volumes. Prices of many of our input materials are influenced by a variety of factors including demand and supply as well as inflation.
Increase in the cost of such input materials would adversely impact our competitiveness. We have consistently demonstrated our ability to manage our costs and some of our operations have costs situated in the lowest quartile of the cost curve. We have a strong commercial function and we identify the best opportunities for cost reduction and quickly implement them. We are highly focused on costs and volumes and all operational efficiencies and cost efficiencies are discussed regularly at the business review meetings as well as at the Group Executive Committee meetings.
Financial risks and Sensitivities
Within the areas of financial risk, the Company has approved policies which embrace liquidity, currency, interest rate, counterparty and commodity risks, which are strictly monitored at our Executive Committee meetings. Our core philosophy in treasury management revolves around three main pillars, namely: (a) capital protection; (b) liquidity maintenance; and (c) yield maximisation.
Treasury policies are approved by the Board and adherence to these policies is strictly monitored at our Group’s Executive Committee meetings. Day-to-day treasury operations of our Group subsidiaries are managed by the respective subsidiary finance teams within the framework of the overall Group treasury policies. Long-term fund raising including strategic treasury initiatives are handled by a central team while short-term funding for routine working capital requirements is delegated to subsidiary companies. Each of our subsidiaries has a strong internal control system including segregation of front office and back office functions with a separate reporting structure. We have a strong system of internal control which enables effective monitoring of adherence to Group policies. The internal control measures are effectively supplemented by regular management assurance audits.
We do not purchase or issue derivative financial instruments for trading or speculative purposes and neither do we enter into complex derivative transactions to manage our treasury and commodity risks. Derivative transactions in both treasury and commodities are normally in the form of forward contracts and interest rate swaps and currency swaps, which are subject to strict guidelines and policies. The conservative financial policies have enabled us to protect our investments in the long run.
Liquidity
We require funds both for short-term operational needs as well as for long-term investment programmes, mainly in growth projects. Banks and financial institutions have tightened lending norms post the global financial crisis. If this situation continues, our ability to raise funds and at attractive rates may be significantly impacted.
We aim to minimise this risk by generating sufficient cash flows from our current operations which in addition to available cash and cash equivalents, and liquid financial asset investments, and sufficient committed funding facilities, will provide liquidity both in the short term as well as in the long term. Long-term borrowings are supplemented by short to medium term project finance wherever required. Our Balance Sheet is strong and gives us sufficient headroom for raising further debt as and when required. We generally maintain a healthy debt-equity ratio as well as retain the flexibility in our financing structure to alter this ratio when the need arises.
Currency Risks
Our receipts are in Indian rupees, but revenues are linked to LME commodity prices and the US dollar. Also, the cost of imported materials is usually determined in US dollars. Hence, any fluctuation in the rupee-dollar exchange rate impacts Company’s financials. Additionally, it has currency exposures on account of capital expenditure and services denominated in foreign currencies.
Our borrowings are predominantly denominated in US dollars while a large portion of cash and liquid investments are held in the Indian rupee. Some financial assets and liabilities are not held in the functional currency of the respective subsidiary. We also hold some intra-Group balances in currencies which are not the functional currency of the respective subsidiary exposing the Group to movements in the functional currency of those entities and the currencies in which these balances are held.
Foreign currency exposures are managed through a Group-wide hedging policy. The policy is reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed. Foreign exchange exposures on imports, net of natural hedges in place, are hedged based on their maturity. Short-term foreign exchange exposures relating to capital expenditure are hedged, whilst medium to long-term exposures are unhedged.
Interest Rate Risks
We are exposed to the interest rate risk on short-term and long-term floating rate instruments and also on the refinancing of fixed rate debt. Our policy is to maintain a balance of fixed and floating interest rate borrowings. The proportion of fixed and floating rate debt is determined by current market interest rates.
Considering our net debt position on March 31, 2011 any decrease in interest rates would result in a net gain and any increase in interest rates would result in a net loss.
During the financial year 2010-11, interest rates, specially for debts denominated in INR have hardened reflecting tightening monetary policy by the Government of India.
Our deposits are in mutual funds with a mix of fixed and floating interest rate and most of the floating rate deposits are in INR. With an increase in interest rates, the return on INR deposits has also increased during the year.
We have borrowings with a blend of fixed and floating rates in US dollars.
Counterparty Risks
We are exposed to counterparty credit risks on our investments and receivables.
We have clearly defined policies to mitigate these risks. Cash and liquid investments are held primarily in debt mutual funds and banks with high credit ratings. Emphasis is given to the security of investments. Limits are defined for exposure to individual counterparties in the case of mutual fund houses and banks. Most of the surplus cash is invested in banks and mutual funds in India where there is a well developed financial market. We also review the underlying investment portfolio of mutual fund houses to ensure that indirect exposures or latent exposures are minimised. The investment portfolio is monthly being reviewed by external agency i.e. CRISIL (subsidiary of Standard & Poor).
A large majority of receivables due from third parties are secured either as advance receipt of money or by use of trade financial instruments such as letters of credit. Moreover, given the diverse nature of our businesses, trade receivables are spread over a number of customers with no significant concentration of credit risk. Our history of the collection of trade receivables shows a negligible provision for bad and doubtful debts. Therefore we do not expect any material risk on account of non-performance by any of the counterparties.

Employees
People are one of our key assets and we derive our ability to maintain our competitive position from them. Therefore, people in general and key personnel in particular leaving the organisation is a risk. Additionally, our inability to recruit and retain good talent would adversely affect us.
Our vision is to build a fast, flexible and flat organisation with world class capabilities and a high performance culture across all of our businesses. We believe in nurturing leaders from within and providing opportunities for growth across all levels and geographies. We have robust processes and systems in place for leadership development, training and growth to deliver value to the organisation and society.
We provide superior rewards for outstanding performance and have a long-term incentive plan which covers a large number of employees in the Group. A large proportion of our workforces are members of a trade union. We actively communicate and enter into dialogue with our workforce and believe in maintaining a positive atmosphere by being proactive with respect to resolution of labour issues. We have long-term settlement with the trade unions, where it is more frequent, being concluded amicably.
Internal Controls
We have effective and adequate internal audit and control systems, commensurate with the size of our business. Regular internal audit visits to the operations are undertaken to ensure high standards of internal control measures are maintained at each level. These consist of comprehensive internal and statutory audits which are conducted by audit firms of international repute. Independence of the audit and compliance function is ensured by direct reporting to the Audit Committee of the Board. Details on the composition and functions of the Audit Committee can be found in the chapter on Corporate Governance of the Annual Report.
Critical Accounting Judgements and Estimation Uncertainty
In the course of applying accounting policies outlined in the Notes to the Consolidated Financial Statements, management necessarily makes estimations and assumptions that can have impact on the financial statements.
Taxation
Changes to tax legislation and regulation or their interpretation may adversely affect the value of an investment in securities and may affect Shareholders differently.
Unforeseeable Risks
There are likely to be risks that the Directors and the Company and its advisors are unaware of or do not fully appreciate at any point in time. Over time or with the benefit of hindsight these sometimes become apparent. Such risks may be related to legislation, regulation, business conditions, land access, conflicts and disputes at a local or international level, data issues and a variety of other unforeseen eventualities.
Outlook
The recovery in demand and commodity prices backed by growth momentum in China, Brazil and India appears well founded. The medium and long-term outlook for the resource sector remains positive. We are well positioned to benefit from the upswing, benefited by our structurally low cost position.
We have a well laid out growth pipeline and most of our expansion projects are on track to deliver an industry leading organic growth. We remain confident to deliver superior results as we are progressing.
Cautionary Statement
In this Annual Report we have disclosed forward-looking information to enable investors to comprehend our prospects and take informed investment decisions. This report and other statements — written and oral — that we periodically make contain forward looking statements that set out anticipated results based on the management’s plans and assumptions. We have tried wherever possible to identify such statements by using words such as “anticipate’, “estimate’, “expects’, “projects’, “intends’, “plans’, “believes’, and words of similar substance in connection with any discussion of future performance. We cannot guarantee that these forward looking statements will be realised, although we believe, we have been prudent in assumptions. The achievement of results is subject to risks, uncertainties and even inaccurate assumptions. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Readers should bear this in mind. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Sustainable Development
Sustainability Report

Health, Safety & Environment (HSE)
The HSE is an integral component of our philosophy of conducting business in a responsible manner. It is very well integrated in our routine operations and practices. We are committed towards creating & maintaining sustainable growth for our stakeholders and accordingly strive to maintain balance between social, environment and economic aspects of our business. ‘Zero harm’ to people, our host communities and the environment is our key focus areas.
Our HSE efforts are centered on the below pillars:
•	Safety: Provide a safe workplace.

•	Environment: Minimise impact on environment by conserving natural resources through efficient use.

•	Health: Eliminate occupational illness.
Our HSE focus is pervasive all across the group companies. Each company/unit has devoted HSE teams including water and energy & CDM managers. As a regular practice, we engage reputed external consultants such as KPMG, Chillworth Global, National Safety Council and Synergic Safety Engineers, for assessment of our performance, identification of gaps and suggestions for improvement. Most of our operations have formal HSE management systems aligned to the international standards like OHSAS 18001 and ISO 14001 in place.
Copper
Environmental performance
Water Management
The Specific water consumption of copper business till cathode was 7.94 m3/MT of cathode compared to 6.24 m3 /MT of cathode in the year 2009-10. Overall specific water consumption including value added products the specific water consumption was 10.78 m3/MT of cathode compared to 8.48 m3/MT of cathode in the year 2009-10. The increase in consumption was mainly on the grounds of lower volume of production.
Energy Management
During the year, the specific energy consumption for producing one ton of cathode was 9.97 GJ/MT when compared to 9.44 GJ/MT in the year 2009-10. Overall specific energy consumption including value added products was 12.31 GJ/MT in 2010-11 as compared to 11.69 GJ/MT in the year 2009-10. Here again higher consumption was mainly due to lower volume of production, which has offset the benefits gained through several energy saving measure such as reduced LPG consumption in smelter, plant air header replacement, modification of oxygen plant compressor filters etc undertaken by the company during the year.
Climate Change Mitigation
At Sterlite, we acknowledge the threats/risks posed by global warming to the entire humanity. Therefore, we are taking all possible measures to reduce our impact on climate change. We have gone forward with rigor in identifying CDM projects and implementation. One of our project, Waste Heat Recovery Boiler installed at ISA furnace was registered as CDM project with UNFCCC. It utilizes waste heat to generate electricity, which displaces equal amount of power import from grid, thereby reducing greenhouse gas emissions from the grid connected to fossil fuel-based power plants. This project helps avoiding release of 18,000 tons of CO2 per year to the atmosphere.
The same project was also registered in the Voluntary Carbon Standard (VCS) in 2010 and we have accumulated 67,900 CERs for the pre-registration period, which were sold in the voluntary carbon market. Three more CDM projects have been identified in our expansion project and PDD preparations are in progress. These three projects will result in a reduction of 65,000 tons of CO2 in the atmosphere per year.
Waste management
Our continuous efforts towards improvement of environmental performance have shown tremendous results with reference to waste management. During the period we were able to dispose gypsum to tune of 1.33 times that of generated quantity. This resulted in net depletion of stock and contributed towards sustainable applications such as cement manufacturing. Slag disposal of was also a big success story for us, we were able dispose copper slag to the tune of 1.11 times of generated quantity in application such as cement, road, abrasive and filling.
Bio-diversity
As a part of recommendation by Forest Research Institute (FRI), Dehradun, we initiated a bio diversity conservation project in nearby five villages at Tuticorin (Melavittan, South veerapandiyapuram, pandarampatti, Saminatham, Vadakusilikanpatti) to conserve the endangered/rich medicinal plants. A NGO has been engaged to carry out this project. Objectives of project is to conserve medicinal plants and create a livelihood opportunities for village to commercially exploit this resource available.
Occupational Health & Safety
We believe we can be a business without injuries and firmly consider that every safety incident is preventable. The health and safety of employees and contractors is the major focus area at Sterlite. We believe that continuous improvement on this aspect is instrumental for the sustainable success of our organization.

We follow the ‘Lost Time Injuries Frequency Rate (LTIFR)’ index system for evaluating the safety performance. It is the number of lost time injuries per million man-hours worked.
Safety statistics
During the year, we lost one irreplaceable live at work who is driver of Sulphuric acid tanker. Table below gives trend of Lost Time Injury Frequency Rate (LTIFR) for last 3 years.
Training statistics
During the year the Copper business fixed a target of providing safety and health training to 100% of the employees per year and was successful in achieving 95.3%. For contract staff, safety and health training target of 16 man-hours per employee per year was fixed against which the Unit achieved safety training of 17.9 man-hours per employee per year. We have initiated Web delivered interactive safety training for our employees and contract staff. We have also introduced e-learning course in Tamil & Hindi for contractors during the year.
Training on life saving techniques and fire fighting
A unique programme on life saving technique and fire fighting was organised in which 92 employees and 158 contractors were trained. First aid training was organised through St. John Ambulance co-ordinated by the Unit’s Chief Medical Officer and 247 employees were trained.
Zinc
Occupational Health
It is our paramount endeavor to eliminate occupational illness by providing a workplace that is free from occupational health risk & hygiene hazards; and proactively work with employees and contractors to contribute towards healthier lifestyles. Apart from being our social responsibility, this also facilitates enhanced productivity and reduced absenteeism.
We have engaged occupational health experts across all mines and smelters for regular health examination of employees, contract workmen and workplaces. Specific examination including blood lead test, audiometric tests, spriometry test, ECG and chest x-rays are done frequently.
The health of our employees is monitored by our internal system that ensures regularity of medical examinations. During the year more than 3,500 employees have gone under periodical medical examination.
There was no case of occupational disease reported during the year.
Over the years, we have consistently improved our LTIFR at smelters, from 7.59 in the financial year 2006 to 1.47 in the financial year 2011, translating in reduction of 81% over last five years. These continuous improvements have made our smelters comparable to other benchmark global smelters in safety performance.
We have a very strong and resolute focus on safety at mines, as mining activities and minerals processing require the management of significant hazards, including controlling rock strata, operating high voltage equipment, heavy machinery and large mobile equipment, working underground, at height or in confined spaces, and using explosives and chemicals in pressurised systems.
Due to our persistent efforts and approach towards safety, LTIFR performance over the last five years at mines has improved from 15.08 in the financial year 2006 to 4.64 in the financial year 2011, marking a significant decrease of 69%.
Despite our relentless safety improvement efforts, we unfortunately lost five lives at operations and projects. Disciplinary actions were taken against the responsible employees and contract supervisor to bring the safety accountability.
Strengthening of Safety Systems
During the year, we have undertaken several initiatives focused on improving safety systems and building & strengthening our ‘safety culture’.
Notable amongst those are:
—	Visible commitment by senior management towards safety improvement.

—	45,623 man-days of safety training to employees (including contract employees).

—	Five fundamental safety cardinal rules have been prepared. These are under implementation across all locations. Violation of any rule will be subjected to disciplinary actions as per the rules (see box).

—	Safety management of contract workforce is also one of our key focus areas (see box).

•	Uniform near miss reporting reward policy was launched during the year to enhance the reporting of incidents. 100 /- is rewarded for each near miss reported along with reward of 1,000/- to 10% of near miss reported in the month as per lottery. Due to this initiative, we have recorded 996 near misses across all the units during the year. All near misses reported are promptly analysed and appropriate corrective actions are taken.

—	Safety theme of the month — Road and traffic safety — was launched across all units in July 2010. Road safety signs were increased and 250 persons were imparted external safety trainings on safe two-wheeler riding by ‘Honda’.

—	Safety awareness videos & audio systems are run at strategic locations at various operations for increasing safety awareness.

—	Safety e-learning designed by DuPont has been launched at Chanderiya. This learning module is a self training programme implemented for training, educating and creating awareness among the employees.

—	Regular safety management system audits are carried out across locations through inter-unit & inter-group company audits. We also have external consultants for safety audits and recommendations. Actions on critical observations are taken immediately and others are complied in time bound manner.

•	Focus on PPE compliances by enforcement.
Safety Cardinal Rules:
—	Do not override or interfere with any safety provision, nor let anyone else override or interfere regardless of seniority.

—	Personal Protective Equipments (PPEs) applicable to the given task must be adhered to.

—	Always follow isolation and lock out procedure.

—	No person will be allowed to work under the influence of alcohol or drugs

Report all injuries and illness
Contractor management
We give equal importance to contract workmen safety, as in case of our own employees. Contractors are included in our safety data and must comply in full with our safety standards and procedures.
During the year, we have reviewed safety performance of major contractors and communications were made to the senior management of the agency deteriorating on safety aspects. Our contractors also participate actively in Safety Committee meetings to facilitate further strengthening of safety systems.
Wherever appropriate, we have minimised the number of contractor companies used, in order to improve accountability and enable us to ensure consistent safety standards. We monitor high risk activities closely, provide regular feedback on performance and promptly act on any failures by contractors in complying with our safety procedures.
Environment
We recognise that mining & smelting operations have the potential to unfavorably effect the environment through emissions, waste generation, water consumption and land-use changes. We are persistently focused on minimizing the environmental impacts of our operations through adoption of best available technology & resources, recycle/reuse practices and conserving bio-diversity in and around our operating locations.
Our key focus area is to conserve the Lead-Zinc ore, judiciously use the other natural resources including water, energy and land; and reduce air emissions, to ensure sustainability of our operations.
Specific water consumption at smelters has improved from 17.33 m3/tonne of metal in the financial year 2006 to 9.72 m3/tonne in the financial year 2011 indicating a reduction of 44% over the last five years.
Specific water consumption at mines has improved from 7.77 m3/tonne of concentrate in the financial year 2006 to 3.26 m3/tonne of concentrate in the financial year 2011 demonstrating a reduction of 58% over the last five years.
Copper Slag
Waste to Resource
Copper slag, also known as Ferro sand, is generated during the pyro- metallurgical production of copper from copper concentrate and contains mainly iron, alumina, calcium oxide, silica, etc. For every ton of metal production, approximately 1.8 — 2.2 tonnes of slag are generated. Sterlite has carried out various studies through reputed CSIR (Council for Scientific and Industrial Research) institutes on characteristics. The studies have concluded that copper slag is non-leachable and non-toxic and possesses properties similar to natural aggregates. As a part of sustainable application of slag, we have used it in manufacturing interlock pavers. Padestrian walkway covering an area of 2,500 sq meters was constructed. Approximately 268 tonnes of copper slag was used in this activity. These pavers can be claimed as the green building products which contain less embodied energy, optimised utilisation of natural resources, water in its manufacturing process when compared to the common alternatives. Studies show that there is huge potential in using copper slag as a natural aggregate in building materials such as pavers.
Initiatives
We have taken up several projects during the year to reduce our specific water consumption. 126 projects were completed during the year with estimated potential saving of 19,167 cum/day. The major initiatives undertaken include:
•	Reduced evaporation losses by using evaporation retardant chemicals at open water storage ponds, Tidi dam and over tailing dam at all the mines and smelters.

•	Use of dust suppression chemical on haul roads at Rampura Agucha has reduced water consumption as well as improved working conditions due to reduction of dust load.

•	The tailing generated at mines during beneficiation process is transported to the tailing dam in slurry form through pipe lines. The water which gets stored in tailing dam is then reclaimed and is recycled back in the processes. This year we have increased the reuse of tailing dam reclaimed water at all the mines.
•	Existing water pressing filters at Rampura Agucha have been replaced with air pressing filters.

•	To further improve process water recovery, a paste thickener (deep cone thickener) has been constructed at Rampura Agucha.

•	To improve water availability at Rampura Agucha, six bore wells have been drilled & one open well has been deepened. The fresh water system is now capable of supplying approved quantity even during a draught year.

•	Grouting of dam body & porous areas at Tidi dam at Zawar have prevented a loss of approximately 4,000 cum/day. This has also improved structural safety of the dam.

•	Installation of push cocks, ferules in quarters / public water points has reduced wastage of water.

•	A collection sump of 1.4 lakh cum capacity has been constructed at Rampura Agucha for rain water harvesting. The water collected in this sump has helped us in running our Rampura Agucha operations during the summer of 2010 when there was acute water crisis.
We have maintained zero-discharge at all our smelters and mines.
Mobile RO (Reverse Osmosis) system for better excess water management
The Sterlite Tuticorin Copper Smelter is a zero discharge plant. Two RO plants were already in operation at the unit to manage the utility waste water and ETP treated water. However during monsoon / heavy rains, managing excess water was a big challenge. In order to manage the excess water during heavy rain, it was decided to set up a mobile RO as per CPCB (Central Pollution Control Board) guidelines. Accordingly a new RO plant was set up with a state of art technology from GE water solutions. The rain water is collected in the rain water catchment ponds was completely treated and reused in sulphuric acid plant cooling tower. The mobile RO plant would help the plant to manage any excess water during heavy rain fall in monsoon season and to maintain zero discharge.
Energy
We are focused on optimisation and efficient use of energy, which is one of the most critical resources today. Effective utilisation of energy helps in reducing the operating costs as well as the direct and indirect greenhouse gas emissions. As a part of our green energy initiatives, we have also set up our wind power plants. We strive to ensure a secured and cost-effective supply of energy to all our operations, which is crucial for the sustainability and growth of our operations.
Through our continuous energy conservation and captive power generation efforts over the years, we have been successful in reducing the specific energy consumption (i.e. energy consumed per tonne of metal produced) of our mines and smelters.
The specific energy consumption in smelters has reduced from 24.62 GJ/tonne of metal in the financial year 2006 to 16.29 GJ/tonne of metal in the financial year 2011, signifying a reduction of 34% over the last five years.
At our mines, the specific energy consumption has reduced from 2.19 GJ/tonne of concentrate in the financial year 2006 to 2.0 GJ/tonne of concentrate in the financial year 2011, translating in a reduction of 8% over the last five years. Higher excavation at Rampura Agucha and the recently commissioned projects have slightly increased the specific energy consumption. This is however expected to reduce in the coming years.
Initiatives
We have undertaken several projects during the year to reduce our specific energy consumption. Of these, 82 projects have been completed during the year with significant savings in energy. Notable few include:
•	Automation of atmospheric cooling tower blowers and GR thickener cooler in Chanderiya Cell House.

•	Substitution of all the halogen lights (500 &1000 W) from the fields with metal halide lights (125 & 250 W) at Dariba & Debari has facilitated reduction of 7,500 units / annum.

•	Installation of 9 energy efficient motors for spent cooling pumps at Vishakapatnam.

•	Solenoid valve installation in oil lift pumps and installation of solar water heater at Debari.

•	Several rounds on internal energy audits for exploring new energy consumption reduction opportunities at Chanderiya.

•	Installation of VFD in cooling tower fan, ISF slag venturi fan and copper drossing ventilation fan at Chanderiya.

•	Replacement of Sinter Ignition burner system to reduce 20% oil consumption at Chanderiya.
Managing Climate Change
Climate change is one of the biggest global challenges of our times. We recognise the significance of this colossal global threat and strive to mitigate the socio-environmental impact of our operations.
India is one of the non-Annexure ‘1’ countries as per the Kyoto Protocol, consequently Hindustan Zinc does not hold any carbon liabilities. However, being a responsible organisation, we endeavour to reduce our operational impacts on the environment.
We have two Wind Power Plants having combined capacity of 123.2 MW and CER potential of 2,25,000 per annum, located in the states of Gujarat and Karnataka. Last year both of our Wind Power Plants got registered as CDM projects under United Nations Framework Convention on Climate Change (UNFCCC). This year, we have reiterated our commitment towards promoting green energy with the announcement of 150 MW addition in the existing wind power capacity located across four states, namely, Rajasthan, Karnataka, Maharashtra and Tamilnadu. Of the total 150 MW, we have successfully commissioned 48 MW in March 2011, the balance 102 MW is scheduled for commissioning by Q2 of the financial year 2012. The additional 150 MW will also be registered under the UNFCCC’s Kyoto protocol for CDM. It has a CER potential of approximately 2,70,000 per annum.
We also generate power by utilising waste heat at Smelters. Of the total waste heat generation capacity, 9.4MW is UNFCCC registered CDM project.
During the year, we have sold 1,34,138 CERs generating revenues of around 9.76 Crore. This year we have received the Host country approval for one waste heat recovery based boilers at Chanderiya.Over the years, we have been voluntarily filing Carbon Disclosure Project (CDP) responses as a proactive step towards reporting our carbon foot-printing. We have filed CDP 8 response this year.

Replacing two ID fans with single ID fan in RHF- HVS
To maintain better hygiene in ISA and RHF area, two ID fans were running to collect the fugitive gas emissions. Though each fan was having a capacity of 105 KNm3, the scrubber can handle a maximum volume of 180 KNm3/hr. The excess capacity was unutilized and both fans were consuming more power. The motor capacity of each fan was 450 KW. So it was decided to convert the system to the optimum capacity.
Instead of two ID fans of each 450 KW, one single ID fan of 500 KW was installed. To accommodate the flow rate, lines were modified during annual shut down -2010. This single ID fan can handle the required flow rate in the scrubber. A net of 300 KW saving was achieved by implementing this project.
LCV boiler at Chanderiya Pyro smelter
In line with our commitment towards environmental protection and preservation of natural resources, we have taken up an initiative to utilise the heat of LCV (low calorific value) gases generating from Pyro zinc operations, which were otherwise being flared in stack.
In Imperial Smelting furnace of Pyro Zinc operation, sintered lumps of Zinc and Lead oxide are charged with the preheated coke. During burning process of coke around 65 to 70 KNM3/H (LCV) gas gets generated, of which approx. 42 KNM3/H is consumed for preheating the coke and blast air. Remaining 23 to 25 KNM3/H was being flared in stack. However, now we have installed a boiler to utilise this cleaned gas for generating steam. This project is presently under CDM registration, having a CER potential of 33,000 tonne of equivalent CO2 / year
Waste Management
Non-ferrous mining & metal industry, owing to the nature of operations, generates a large quantity of hazardous as well as non-hazardous wastes. The wastes include mine overburden, beneficiation tailings, slag, jarosite, fly-ash and other process residues.
We have a strong focus on recycling our wastes back to the processes, which has the potential to replace virgin material, thereby conserving the natural resources. We are on constant look out for opportunities to prevent waste generation, minimise the generation of waste and enhance waste re-use and waste recycling. The wastes which are not usable are disposed in a scientific manner as per the best environmental practices.
Most of the mine overburden generated is utilised for secondary construction work including rising of tailing dam heights and mine backfilling, with the remaining being disposed in waste dump in a systematic manner. Similarly some of the tailings are used for mine back filling and the remaining is disposed in the tailing dams constructed specially for the purpose. These tailing dams (designed by Central Water Commission and Indian Institute of Science, Bangalore) are made of rock fill with lining to avoid any seepage into groundwater. We have had Aquifer Vulnerability Study (AVI) done by NEERI using DRASTIC model of USEPA, which was done for the first time in India. The study concluded that the aquifer is least vulnerable to any seepage from dam. Safety of our tailing dam is ensured through periodic examinations.
At our Debari and Vizag smelters, the waste Jarosite is disposed in the Jarosite disposal yard, specially constructed for the purpose. At Chanderiya smelter, the jarosite is converted into an inert material called Jarofix by adding lime and cement. Hindustan Zinc is the first company in Asia to employ this state-of-art technology of Jarosite stabilisation called Jarofix technology (patented by Canadian Environmental Zinc (CEZ)). This Jarofix is then is disposed in lined Jarofix disposal yard in a systematic manner. Jarofix disposal yard is lined with an impervious layer underneath to avoid any possibility of leaching. We have also constructed garland drains all around the disposal yard to collect run-off water during the monsoons.
The hazardous wastes generated are being disposed in the secured landfills in environment-friendly manner, designed with state-of-art technologies and approved by statutory bodies. Also, we have taken Construction Quality Assurance (CQA) at various stages of construction to ensure the efficacy of construction. Hazardous wastes such as used oil and waste oil along with few other process wastes are sold to authorised recyclers registered with the regulatory authorities.
We hold a clear focus on waste minimisation and strive to utilise the wastes in alternative gainful use. The slag generated from our Pyro operations of Chanderiya is gainfully utilised for cement manufacturing. Likewise, fly ash is used in cement production, brick manufacturing and other secondary constructions.
This year around 2,46,921 MT (100% of generation) of Fly ash and about 2,37,950 MT of ISF slag (more than our generation) has been used for cement manufacturing. This has helped us in reducing our waste inventories and conserving natural resources by replacing the virgin material at the other end where it is gainfully utilised.
Extensive R&D has been undertaken for gainful utilisation of Jarosite (a waste from Hydro operations), in road construction and cement manufacturing. We have associated with premier research institutes and industries including National Council for Cement and Building Materials (NCCBM) and Cement industries & Tiles industries, for the same. We have obtained positive results and are hopeful on alternative gainful utilisation of jarosite.
Air quality
We strive to minimise the impact of air emissions from our operations through adaptation of cleaner technologies. We have installed cleaner tail gas treatment plants at all our smelting locations to prevent SO2 emissions. This technology does not produce any wastes. All our new acid plants have adopted double conversion double absorption (DCDA) technique.

Several technical up-gradations including improved bag filters, wet scrubbers and electrostatic precipitators have helped in minimising the impact from air emissions. We have a robust air monitoring system through online stack monitors and ambient air quality monitoring stations.
Few if the initiatives in this direction, undertaken during the year are:
•	Reduced dust emission at Rampura Agucha by:
•	Spraying water on mine haul roads.

•	Use of chemicals for dust suppression on haul roads.

•	High pressure jet water spray nozzles provided at primary crusher.

•	Cleaning industrial roads by mechanical road sweeper.
•	Revamping of de-dusting system to improve work environment in Melting & Casting section at Chanderiya.

•	Roaster dome top brick lining job done to arrest SO2 emissions in Hydro-1 at Chanderiya.

•	Vetiver plantations done on waste disposal heap to minimise dust fly-over in the area.
Biodiversity
Biodiversity — the variety of life on earth — provides a range of goods and services collectively termed as ecosystems services. As a business, we are reliant on these services and have a responsibility to reduce the impact of our operations on the surrounding environment. We aim to avoid losses or degradation of natural habitats, biodiversity and landscape functions.
Biodiversity management is an integral part of our environmental management plan, linked to initial site-level environmental impact assessments as well as within operational ISO 14001 management systems. All our Greenfield projects and expansions undergo Environmental Impact Assessment (EIA) studies to understand the status of the biodiversity value of the region in which we operate. None of our operations qualify as artisanal and / or small scale mining.
We do not own any land in the protected areas or in the areas with high biodiversity value. There are no significant impacts of our activities, products and services on biodiversity rich areas. Several initiatives have been taken towards conservation and enhancement of biodiversity. However there are patches of notified reserve forest in the buffer zone, surrounding some of our smelters and mines. For instance, Haridwar Zinc Plant (HZP) (a melting and casting unit) is installed in the industrial area at Haridwar (Uttrakhand) near Rajaji National Park. However, since HZP operations only involve physical transformation of Zinc cathode sheets into Zinc ingots, without chemical processes, it has negligible impact on the environment. We have taken all plausible measures for effective control of pollution, to avoid any adverse impact on Rajaji National Park. We are also progressively developing the greenbelt area surrounding our operational site. Inactive benches of waste dump are being systematically stabilised with green cover.
We continue to develop green-belt in and around our operations with the help of expert botanists and horticulturists engaged across our units. Green belt is assessed from time to time for efficacy and appropriateness of species diversity and remedial measures are initiated wherever necessary. Responsible closure of mines is embedded in the respective mine plans.
The key objective is to rehabilitate exhausted open pit mine areas and convert them into usable lands through forestry management programmes. Several units have undertaken plantation rallies involving school children and local communities.
Over the years we have planted 1.10 million plants at all our operating locations. We continue to further improve the density and greenbelt coverage.
Nitrogen purging in anode furnace to reduce LPG consumption
Anode furnace process involves oxidation and reduction of molten metal to convert the blister copper into anode copper to get the higher purity. Compressed air is used as oxidant to remove the sulphur content in molten copper and LPG is used as reductant to remove the oxygen content in the metal. Oxygen present in liquid copper is enough for reacting with sulphur present in the molten metal. Dissolved Oxygen and dissolved Sulphur are to be mixed thoroughly for better oxidation. For mixing, additional agitation with inert gas like Nitrogen is required. The inert gas shall eliminate the oxygen content in the molten metal during oxidation and reduce the oxygen concentration at the start of reduction.
Hence nitrogen comes as by product from oxygen plant process passed through Anode Furnace tuyeres during oxidation and results in less oxygen content in molten copper. Due to less oxygen content in the molten metal less LPG is required for the reduction process. This initiative has given a potential saving of 100 kg of LPG per refining.
Aluminium
Safety Health & Environment
The aluminium operations of BALCO are certified by IRQS for OHSAS 18001:2007 and ISO 14001. During the year 2010-11, BALCO has taken many initiatives in the area of Safety Management. Some of the major initiatives taken were — implementation of Lock Out Tag Out (LOTO) across all the units, thrust on behavioural safety and enhanced focus on Safety Training and awareness for regular as well as for contractors’ employees. In total, 6,296 man-days Safety Training was imparted. As a consequence of these initiatives in the area of Safety Management, BALCO achieved lowest ever LTIFR of 0.62.
As a proactive approach, Structural Stability & Lightening Protection studies were undertaken and thereafter, remedial measures have also been initiated wherever required for installations of plant at Korba.
With a view to further improve safety management systems, independent safety and compliances audits were carried out by renowned agencies like Du Pont, BVIL, etc.

Various Safety Motivational Programmes viz. National Safety Day, Road Safety Week, Fire Service Day and Safety Marathon were organised. Besides these safety events, the company also hosted “Annual Safety Celebration 2010 under the aegis of DGMS (Bilaspur & Raigarh Regions) at Korba wherein 46 mining organisations participated.
Environment Management
During the year BALCO took the following major initiatives were taken towards minimising pollution —
To reduce air emissions and maintain the same as per the revised MOEF/ CPCB norms. The Company has undertaken major modifications in its Power Plants. As part of this, Hybrid Bag filter has been installed in one of the unit of its 540 MW CPP and upgradation has also been carried out for one of the ESPs & Economisers of its 270 MW CPP. These measures have resulted in bringing down the emissions level well within the revised prescribed norms.
During the year, a major Afforestation drive was initiated and in all, 3.30 lakhs saplings were planted in and around Korba Plant and Mines.
In the area of Water Conservation, company has taken initiatives in bringing down the specific water consumption by arresting all the leakages and seepages.
Specific Energy consumption reduced to 57 GJ/MT of metal during the year from 60.5 GJ/MT during 2009-10. This was mainly due to suspension of Alumina Plant operations and partly due to implementation of few energy saving improvement projects in the running smelter operations.
The CDM project, titled “Emission Reduction Through Change in Smelter Technology at BALCO, India”, is in the process of being registered with UNFCCC, consequent to the ongoing replacement of 1.0 lakh MT per annum VSS aluminium smelter with 3.25 lakh MT per annum pre-bake technology smelter, which is being set up as approved by the Board at its 265th meeting held on July 25, 2008, has received the host country approval from Ministry of Environment & Forests. The project aims at achieving a reduction in PFC and CO2 emission reductions through improved technology leading to reduction in AEF and AED and Specific Energy consumption per tonne of Aluminium. This would result in lower net CO2 load in the atmosphere, thereby helping in reduction of global warming. The project would also yield carbon credits to the tune of 0.71 million CERs per annum.
Corporate Social Responsibility (CSR)
Copper
Consolidation of intention
As an evolved and concerned corporate citizen, Sterlite believes that corporate social responsibility(CSR) initiatives are a way to reflect the respect and concern for people and communities living around us. We see CSR as an opportunity to make a positive change and all our CSR activities are determined by the concept of ‘Changing Lives’: where we constantly endeavour to improve the quality of life of the communities where we operate. Our CSR activities are conceived to bridge gaps in society and help transform communities around our workplace and are concentrated around 25 villages in Tuticorin district and positively enhancing the quality of life of over two lakh people.
We pay our maximum attention to uplift the quality of life of women, children and youth in our focus areas.
We began our CSR initiatives since inception. Over the time, we have evolved a tripartite approach, where we, as catalysts, bring together government resources, field expertise of NGOs and our vision of a growing community. We believe that people know their problems and solutions better than anybody else; what they lack are the means and through our efforts and by partnering with NGOs, government departments, academic institutions, nationalised banks and hospitals, we catalyse the means.
Approach and strategy
Sterlite believes in building partnership and thereby channelling the various resources for community development activities. Sterlite follows a bottom up process, where people are involved right from the planning to implementation of projects. We strongly feel that community ownership is essential for the success of projects and encourages community participation and community contribution in all our activities. The company play the catalyst role in taking the benefits of government schemes to the rural poor. The projects are driven as per the needs of the people and are planned an executed in partnership with community and government.
Our programmes and performance Education
Objectives:
•	To improve the school pass percentage in our area of operations

•	To reduce school drop-outs in rural and coastal communities.

•	To achieve 100% school enrolment.

•	To offer career guidance to the school final year students.

Initiatives:
•	Evening Study Centres

•	Scholastic Excellence Awards

•	Educational scholarship

•	District level Environmental Awareness competitions to students

•	Career Orientation

•	Support for parentless children
Evening Study Centre
Sterlite Copper’s education initiatives are focused on improving school final year results and to reduce school drop outs enabling rural children to compete with their counterparts in the schools. Sterlite is running 25 evening study centres in the economically backward zones of Tuticorin town and in rural areas as part of the education promotion initiatives. These centres serve 1,600 students on a daily basis. A comparison of marks between quarterly and half yearly exams prove that the pass percentage is increased by 10% (from 75% to 85%). ‘Parent -Teacher meets’ are periodically conducted to encourage parent’s participation in promoting education.
All these centres organised science exhibition and this has enabled the students to show case their talents and create interest in science subject. Many of our employees also participated in the exhibition and motivated the rural students. Around nine centres conducted science exhibition in their respective centres during the reporting year.
Scholastic Excellence Awards
Sterlite awards ‘Scholastic Excellence Awards’ to the 11 District toppers in SSLC and HSC in the presence of parents and Higher authorities from Education department every year to recognise educational excellence in Tuticorin district and to motivate students for a better performance. Cash awards also extended to the rural students securing more than 80% in the public exams. This was presented to 29 of our evening study centre students.
Educational Scholarships
As part of Academia — Industry partnership, Sterlite instituted five education scholarships in V.O.C. College, Tuticorin to support economically backward/meritorious students to continue their studies every year. Sterlite has also extended financial assistance to deserving students recommended every now and then. So far seven students with excellent academic records from poor socio-economic background identified and help them to continue their studies. All these students have enrolled in engineering colleges and they will be sponsored for the complete four years of study.
Free Note Books Distribution
Note books supplied to the 1,600 evening study centre students including the poor students in and around Thoothukudi (Tuticorin).
Health:
Objectives:
•	To contribute towards Mother and Child Care.

•	To offer holistic health services to rural communities.

•	To provide need based health camps.

•	To support Government Health Initiatives.

•	To bring behavioural change in the rural communities.

•	To initiate Awareness in HIV-AIDS / Blood Donation.
Initiatives:
Support to Government hospital:
Donated bed material worth two lakhs to Government Hospital,Tuticorin on Feb 19, 2011 in the presence of Hon’ble Minister for Social Welfare, Govt. of Tamil Nadu.
Rural Health Clinics
Sterlite follows a holistic approach in health care services to the rural communities in the neighbourhood. The strategy lays emphasis on preventive, curative and rehabilitative aspects of health. Sterlite is operating six rural health clinics in the neighbourhood providing health access to two panchayats on a weekly basis covering a population of 6,270, benefiting 1,250 - 1,500. These centres offer patients with free health screening, medicines and referral services as follow up.
General Health Camps
Besides rural health clinics, a full-fledged medical team also organises health camps every month in the outskirts of Tuticorin and in coastal areas. These camps offer patients with general screening, treatment with free medicines. Around two camps were conducted and it has benefited 568 people.
Polio Eradication Project
Sterlite extended support to four Primary Health Centres (PHC) in three panchayats to enhance the quality of health care services of PHCs.
Besides, extending support to the PHCs, Sterlite also supports PHCs in Pulse Polio Immunisation camps in publicity initiatives and transportation for smooth conduct. The Sterlite CSR team had made house visits and identified 162 children, who would otherwise have failed to immunise. Sterlite aims at achieving ‘Polio Free Zone’ Status in its area of operations. More than 19,000 children were covered by these centres under pulse polio program. Advertisements were also released in local cable network and FM radio to communicate the message to to the people about pulse polio event.
Industrial Intervention on HIV -AIDS
Sterlite observed World AIDS day on Dec 1, 2010 and all employees wore red ribbon and spread the awareness on the deadly disease.
A public rally was held in Tuticorin town in partnership with Suryan FM and more than 500 people participated in the event.
Blood Donation Camp
Sterlite Industries Red Ribbon Club, in association with Government Blood Bank, organised a Blood Donation Camp. The camp aims at creation of awareness on the importance of Blood Donation in the present Scenario. More than 40 employees donated blood in the camp held at Government hospital campus, Tuticorin.
Project Clean Hand
The objective of this project was to bring hand washing behaviour change among the rural communities especially in the target villages (Therkuveerapandiapuram, Millavittan, Pandarampatty, Vadakusilukanpatty, Nainarpuram, Saminattham, T.Kumaragiri), to demonstrate hand washing done for all the schools on every month and to distribute bathing soaps to all children. More than 500 children are benefiting from of this programme. An awareness programme was conducted for the general public and women Self Help Groups (SHGs) were organised and pamphlets were distributed.
Model Village:
Objectives:
•	Health : To provide better health services and to create polio free zone.

•	Education : To achieve 100% enrolment.

•	Livelihood : To create a supplementary income for the families

•	Agriculture : Transfer of latest production technologies to increase productivity and to provide health care for livestock.

•	Infrastructure : Access to portable drinking water and to create a model Sanitation Block.
Villages
Vadakkusilukkanpatty
Milavittan
TherkuVeerapandiapuram
Child Friendly Village
One of the major interventions in the model village is the launch of child friendly village’s concept. In addition to that education, health and women empowerment are also the key focus areas and the work carried out in the model village is given below.
To ensure that —
•	All school age children are in school.

•	There is no child labour in the village.

•	All children are immunised.

•	All children possess a valid birth certificate.

•	All households are nutritionally secure.
Celebrated the first birthday of all babies in the project villages and used that event as a platform for creating awareness on the concept of child friendly villages. This has resulted in no school drop outs in the village. Around 75 birthdays were celebrated during the year. Many of our employees participated in the birthday celebrations at the village level and all these birthday celebrations were sponsored by our employees.
With the objective of improving the nutritional security of the household, vegetable seed kits were distributed to 2000 families covering six villages. The rural families were motivated and encouraged to raise backyard vegetable gardens. Around seven varieties of seeds were distributed to the families. The community members were given information about how to sow the seeds and manure application. Each family has harvested 600-750g of vegetables per day continuously for 60 days in a year. This activity has improved the household food security, thereby improving the nutritional status of the children.
Rural Infra Structure:
Objectives:
•	To improve basic amenities in the villages.

•	To support Government rural infrastructure development initiatives.

•	To encourage community participation in village sufficiency.
Drinking water sump in Vadakusilukanpatty:
Constructed underground drinking water sump in Vadakusilukanpatty village at a cost of 2.10 lakhs under Namaku name Thittam with water holding capacity of 30,000 litres. The Company contributed 33% of the project cost. This was dedicated to the public in October 2010.
Drinking water sump in Milavittan:
Construction of underground drinking water sump with water holding capacity of 1,50,000 litres is in progress in Milavittan village. This project was taken up under Namaku name Thittam at a cost of 6.5 lakhs and company contributed 50% of the project cost. The project will be dedicated to the public in August 2011.
Drinking water project in South Veerapandiapuram:
To overcome the drinking water crisis in south Veerapandiapuram, the Panchayat Company has initiated integrated drinking water project at a cost of 34 lakhs under Namaku name Thittam. The Company has contributed 50% of the project cost. The project work will commence in the month of April 2011 and it will be dedicated to public in August 2011.
Sterlite Women Empowerment Project ( SWEP)
Objectives:
•	To empower women socially and economically.

•	To generate supplementary income for women Self help Groups.

•	To provide training to upgrade the skills of women and to create opportunities for viable economic activities.

•	To create market linkages for economic activities of women SHGs.

•	To act as a catalyst in linking resources from Government, NGOs, Banks and corporate for the success of SHGs.
Details of the Project:
The project design was evolved while undertaking a need assessment study in three villages. The basic information about the village like the number of households, infrastructure, agriculture pattern, employment, health facilities, education were collected with the help of a questionnaire by the project team of Sterlite Industries. PRA methods were adopted for collecting more information about the villages. A number of interactions were held with the community members for prioritising the community needs. The interactions helped to understand the issues faced by the women in rural areas. Women have limited or no access to formal credit. They borrow money from money lenders for domestic purposes and repay with a high rate of interest. Women in rural areas are under paid and working in unorganised informal sectors. Keeping this background in mind, Sterlite is giving priority in increasing women’s access to financial services.
The Sterlite Women Empowerment Project (SWEP) was initiated by Sterlite for empowering rural and coastal women. It was launched on March 5, 2005. The project has achieved formation of more than 1,000 Self-Help Groups covering around 15,000 rural women from marginalised sections of the society. More than 250 groups have taken up profitable Income Generation Activities. Sterlite paid attention to micro-finance as a strategy capable of reaching women and involving them in the development process. The micro-finance grass root institutions have made great strides toward identifying barriers to women’s access to financial services and developing ways to overcome those barriers. Sterlite initiatives have helped the women to have access to working capital and training. The micro-finance have helped to mobilise women’s productive capacity to alleviate poverty and maximise economic output
The income generation activities vary from pickle processing to dry flower making, household provision supply, candle making, milk vending, rabbit rearing, vessels rental and petty shops. SHGs displayed their products in District level Exhibitions held in Tuticorin and they also put up stalls in our company campus. This also exposed them to understand customer perceptions to modify the products according to the market demand.
Implementation:
The Project was implemented in partnership with six local NGOs. Around 25 field level group organisers are playing a key role in forming women groups at the village level. Periodic training programmes were organised for the women groups which include training in book-keeping, leadership qualities and decision making. The women SHGs hold regular monthly meetings and repay regularly, and use trained bookkeepers for proper book-keeping. The monthly meetings provide a platform for sharing and discussing broad social, legal, political and economic issues that affect their lives. Depending on the group’s interest, the income generation programmes are identified and they are trained in basic skills. Exposure visits were organised for the group members and this has helped them to learn from other peoples experiences. The groups are recognised by the District Women Development Corporation of the Government of Tamil Nadu. The institutional support is arranged by linking the groups with recognised banking institutions. The groups were exposed to various markets and they were taught the skills of marketing. The groups repay the bank loan in easy instalments.
Results:
The income generation programmes have enabled the women to increase their family income and in an average, they earn 3,000 - 3,500 per month as additional source of income. During the reporting period, the groups have availed loan, ranging from 50,000 to 2,00,000. The project has enabled the women to have greater access to capital credit. As a result, women have taken up income generation activities and this has substantially helped them to increase their family income.
International Women’s Day Celebrations
Sterlite celebrated International Women’s day by organising a grand public function of SHG women members under the Sterlite Women Empowerment Project on March 8 of every year, since 2006. The programme served to create awareness about International Women’s Day and to encourage and inspire more SHG women under SWEP to undertake Income Generation Projects. The most interesting part of this function was the parade and drill performed by over 7000 SHGs, which is the first and largest of its kind in this part of the state.

Awards for excellence in Income Generation Projects, for the 32 best SHGs, 20 Entrepreneurs, and also for 6 respective NGOs were also distributed on the occasion. A variety of folk dances like Karagaatam, Oyilattam, Kolaattam, OyilKummi, and Villupattu were performed by the SHGs. Various sports events were conducted and prizes distributed.
Tailoring Training Centre
To offer vocational training for livelihood for women, six tailoring centres are functioning very successfully. The first such institute which was started with Sterlite’s help in 1999 and trainees have taken up ready made garment units as income generation activity supplement with income for their families. Currently 69 women are undergoing training.
Agriculture
Objectives
To increase the income of farmers per unit land / per unit of irrigation water.
Increase horticulture area substantially to utilise less water and realise more prices.
Introduction
The Horticulture Department, Ottapidaram block, in association with Sterlite, has undertaken projects in the fourteen villages, for the benefit of farmers.
Plan:
•	Transfer of latest production technologies to increase productivity.

•	Laying out of demonstration for the impact area under horticulture.

•	Support of input supply in appropriate time.

•	Information / Education / Communication & Capacity building.
Approaches:
•	Improving knowledge base of farmers.

•	Exposure to modern and up-to-date cultivation technologies.

•	Increasing productivity through tissue culture varieties and hybrid varieties.

•	Conducting demonstrations.
Activity
Demonstration trials have been initiated in 110 farmer’s fields and trial is in good progress. Tissue cultured banana saplings are distributed free of cost to 80 farmers and hybrid vegetable seeds to 30 farmers.
Veterinary Camps
Sterlite conducted periodic Veterinary Camps in co-ordination with Tamil Nadu Animal Husbandry Department to support farmers in cattle management to eradicate “Blue Tongue Disease” in our area of operations. During the reporting year, six camps have been conducted in six villages covering 1,284 cattle.

Case Study No.	:	SWEP March 2010-11

Location	:	Tuticorin

Subject (Social/Economic/Environment)	:	Economic

Partner (GO / NGO / Others)	:	Chevalier Roche Society

Period of Project Implementation	:	1 year

Title of your Project or Case Study	:	Packing of refreshments in small packets

Purpose and Objective / Felt need	:	JeyaLakshmi / Geetha / Sathya belongs to the SHG of Muthu and Tamira Sangamam, residing at Anandnagar. They have started the group in 2008. They are 15 members in the group in the age group of 25-30. All the members are married and have children. During every group meeting ,the SHG staff motivated the members to utilise the time, towards the generation of income and to be helpful to families.

Brief Background / Description of your Project	:	The eatables are procured in bulky quantities every week for 7,000/-. Every day, they start the work of packing at 10 a.m. and work till 3 p.m.
Results (Cost-benefit Analysis / Quantitative Indicators / Qualitative) :

Investment	=	3 members Investment + Loan

	=	15,000 + 12,000

Profit	=	2,000 /- for each member

3	Quotes from different stakeholders of the project :
Sathya says, “The income which I am getting is being utilised for my children’s education.

JeyaLaksmi says, “My needs are met by my income. I am independent.”

Geetha fondly remembers the day of starting up her business and thanks the PROJECT FOCUS — “Women to turn into Entrepreneurs.”
Coastal Livelihood Project (CLP)
Sterlite Industries Ltd. launched the ‘Coastal Livelihood Project’ to promote technical skills among coastal youth in Tuticorin. The 11 lakh project is to enable them to get employment in different fields, involving Non Government Organizations. In the year 2010-11, 11 lakh was spent on the project, offering vocational education to more than 240 people. Around 11 courses are offered under the initiative that include fashion designing, desktop publishing, shipping management, nurse assistant training, garment manufacturing and designing.

Sterlite has identified various areas of skills development need to be offered to the fishing community members such as:
•	Computer training

•	Beautician

•	Nursing assistant

•	Embroidery

•	Tailoring

•	Shipping management

•	JCB and Crane operator
These trainings have given confidence to the young men and women of coastal areas and helped them to find a job in Tuticorin town. During the reporting year, we have achieved an employability rate of 78%. On an average, they earn 3,000 to 4,000 per month.
Employee volunteering
Around 297 employees have participated in various CSR activities during the financial year 2010-11. Activities like tree plantation, health camps, sponsoring child birthday are some of the events where employees have actively participated.

		Amount
	No of Employees	contributed by
	participated in	employees for
Year	CSR activities	CSR activities
2009 - 2010	299	1,62,580
2010 - 2011	297	2,78,577
Total	596	4,41,157
Zinc
We strongly believe in giving it back to the society and are resolute on enhancing the socio-economic well being of the communities in the vicinity of our operations. We are conscientious of the impact of our operations on the society and environment, and strive to manage the same with high degree efficiency & empathy. We have several high impact initiatives / projects in place to achieve sustainable socio-economic development of communities. Our community development efforts are focused on fostering self-reliance through education, livelihood interventions, vocational trainings, integrated village development, empowerment of women and social mobilisation.
Our community development approach is based on Public-Private-Panchayat-Partnership (4P) model. Our strategy for community engagement is intensive, comprehensive, long term and sustainable. We have constructive partnerships with like-minded organisations including government agencies, Non Governmental Organizations, local communities and Panchayats, for functioning our community development initiatives. Our community development process involves comprehensive engagement / interactions with the local community. The data for need assessment and baseline studies is collected based on the “Participatory Rural Appraisal” interviews with village heads, Sarpanchs, Panchayat members, farmers, SHG members and other stakeholders. Their feedback is used to develop new programs and improve on the existing ones.
We are signatories of the United Nations Global Compact, TERI-BCSD, and National Population Stabilisation Fund and network with the national bodies including the Federation of Indian Chambers of Commerce and Industry (FICCI), Confederation of Indian Industries (CII) and the Federation of Indian Mineral Industries.
With a strong team of 150 CSR professionals, specialists and grass root workers, we have a total outreach of 180 villages, 5 lakh people and 54,000 households, in four districts of Rajasthan (Rajsamand, Bhilwara, Chittorgarh and Udaipur) and one district of Andhra Pradesh (Vishakapatnam). We have done intensive interventions in 101 villages through the “Integrated Panchayat Development Programme”. In the rest of the identified villages, we adopt an extensive approach. Internal reviews and audits of our community interventions are periodically conducted to facilitate transfer of autonomy to the villages and expand our reach.
Snapshots FY 2011:
Health & Hygiene
1.	Organised rural medical camps in collaboration with HelpAge India & ACE — benefiting around 1 Lakh patients; and medical check-up camps at all Child Welfare Centers (CWC) benefiting 544 children in 18 centres.

2.	Organised several need based camps like Family Planning Camps, immunisation camps, Surgical Camp, Gynaecology Camps, Anti-Tobacco Camps, Eye Care Camps, Blood Donation camps etc., benefiting around 22,000 people.

3.	Eye care campaigns were conducted in collaboration with Sankar Foundation — benefitting around 1,800 students at Vishakapatnam.

4.	Free medical treatment to 86,878 rural people through the Company-run hospitals; and financial help of around 2 Lakh to 1,010 widows by providing free medicines through Swami Vivekanand Seva Nyas.

5.	Installed 10 R.O. plants to provide safe drinking water and reduce water borne diseases in 10 IPDP villages.
Education
1.	Provided scholarship amounting to 83,000/- to 23 talented students for higher education through SUMEDHA.

2.	Sponsored 9 girls of Zawar and Rampura Agucha for higher education at Vedanta PG Girls College (Ringus).

3.	Benefited 1,800 students in 20 schools at Rampura Agucha and Zawar, under Siksha Sambal Project.

4.	Organised remedial classes for poor performers benefiting 1,200 students from grade VIII to XII.

5.	Benefited 1,250 SHG women through Adult Education Camps.

6.	Regular monitoring of existing 18 CWCs. Vedanta Bal Chetna Anganwadi Project — benefiting more than 50,000 children in the age group of 3-6 years through 1,500 centres ensuring their health care, imparting non-formal education in play-way method to improve the attendance in recorded time at each centre. Regular monitoring of existing computer education programmes in 682 government schools benefiting 68,000 students.

7.	Support to schools at Vishakapatnam by distributing lab items benefiting 890 students.

8.	Distributed 150 sets of table chairs in Senior Secondary School (Narela) benefiting 250 students at Chanderiya; distributed notebooks, bags and stationery items for the school children at Vishakapatnam benefiting 960 students; and distributed uniforms to BPL students in 185 schools, benefiting 1,350 students at Rampura Agucha, in collaboration with Bharat Vikas Parishad.
Sustainable Livelihood
1.	Tailoring training to 210 village women, hand loom training to 50 SHG members and Meenakari training to 30 women at Rampura Agucha.

2.	Distributed 15 sewing machines to trained women at Vishakapatnam.

3.	SHG women of Chanderiya participated in ‘Mewar Udyog Utsav, 2010’ for 6 days, wherein they had exhibited SHG products and sold various domestic items amounting to 32,000.

4.	Distributed tool kits to 40 rural artisans (including carpenter, cobblers, drummers, pipe fitters, blacksmith and cycle repairing) at Chanderiya for enhancing family income levels by promoting traditional vocation in the villages.
Agriculture & Animal Husbandry
1.	Benefited more than 45,000 cattle through various cattle camps, ensuring 100% cattle vaccination.

2.	Organised farmers’ trainings in joint collaboration with Government Agriculture Department, benefiting 618 farmers.

3.	Distributed hi-yield seeds and fertilizer kits to 1,000 farmers.

4.	Wadi project started for 17 farmers at Chanderiya. Wadi structure developed consisting of Guava and lemon plants

5.	Celebrated ‘Kissan Kharif Mahotsav, 2010’ at Chanderiya in collaboration with Veterinary Department (Chittorgarh), benefiting 2,603 animals and 328 farmers of 8 Panchayats.

Case Study No.	:	SWEP 02/2010-11

Location	:	Tuticorin

Subject (Social/Economic/Environment)	:	Economic

Partner (GO / NGO / Others)	:	Justice Mahaliar Munnetra Iyyakam

Period of Project Implementation	:	1 Year

Title of your Project or Case Study	:	Garland Making and Flower Ties

Purpose and Objective / Felt need	:	Ms. Alagu Sundari ,a resident of Tuticorin and a member of SHG hails from a poor family. Due to some family issues, her husband divorced her. She has a daughter. In this desperate situation, of having no capital to start up any business, and to run the family, she came to know about the SHG from her neighbours. She became the member of the Group. The SHG staff, from the Sterlite Women Empowerment project, encouraged her to pave a way to live and to earn.

Brief Background / Description of the Project	:	Being the member in the SHG, Alagu Sundari got a loan worth 10,000. She decided to invest this money in one of the micro enterprises. Once, during the SHG meet, when members shared the possession of their individual skills with each other, she shared her known skill of Flower Ties and Garland Making.
Then, the SHG staff motivated her to invest on the known field and she had chosen this enterprise.
Alagu Sundari daily gets flowers from the flower market and she ties and sells them to a small road side shop. She gets a variety of flowers from the flower vendors and makes a variety of garlands. She has purchased a refrigerator, which in turns help her store flowers and keep them fresh.
Results (Cost-benefit Analysis / Quantitative Indicators / Qualitative) : With a loan from the SHG , for 10,000/-

Purchase of Refrigerator	:	5000/-

Investment	:	1500/- day

Profit	:	125 - 150 per day depending upon the cost of the fresh flower.

With out Investment :

No. of Garlands	:	50 -75

Earnings	:	100/-

3	Quotes from different stakeholders of the project :
“With my known skill, Women Empowerment Project team encouraged and empowered me economically,” says AlaguSudari.

A SHG member says, “Seeing Alagu Sundari’s income generation in a small way, we, too, are motivated.”
Social Mobilisation
1.	Distributed tricycles to 48 youth at Chittorgarh.

2.	Organised exposure visits for SHG women to the training centres of Vishwaas Sansthan.

3.	A specialized training programme has been undertaken with an objective to build the capacity of grass root level functionaries. The trainings were imparted in two batches covering all the 36 co-ordinators of Rampura Agucha, Rajpura Dariba, Debari, Zawar and Chanderiya.

4.	Organised 7 Village Advisory Committee (VAC) meetings; 84 cultural awareness programmes on various social issues like HIV / AIDS, Swine Flu and Family Planning benefiting more than 40,000 villagers; and Nukkad Nataks in 10 villages to create awareness on issues including child marriage, education, alcoholism and sanitation.

5.	Financial relief of 6.17 lakh to 6 patients.

6.	Conducted socio-economic impact study of Chanderiya Smelting Complex in Chittorgarh City covering 1,800 people.

7.	Provided safe drinking water in 32 affected villages benefiting 28,000 people

8.	Distributed cooking vessels, steel plates, school furniture, uniforms, and spectacles to students. Sponsored 17 rural school sport tournaments benefiting 13,250 students.

9.	Provided financial support in organising National Youth Festival 2011.
Infrastructure Development
1.	Installed 2 tube wells (one each) at Maton & Rajpura Dariba Mine benefiting 3,500 villagers.

2.	Kanpur Drinking Water Project has been completed and handed over to the Panchayat.

3.	Constructed, repaired & renovated community centres, school buildings, boundary walls, drainage systems, CC roads, pipelines, etc. benefiting more than 20,000 villagers.

4.	Constructed 4 roof water harvesting structure, two each at Rampura Agucha & Chanderiya, which will benefit in recharging the wells and agriculture purposes.

5.	Laid down 700 meter pipe-line for water supply at Kamlod village (Maton)
Social Forestry
1.	Planted 1.25 lakh plants through District Forest Department in Udaipur district.

2.	Planted 6,065 plants at Chanderiya under ‘Harit Rajasthan drive’.
Aluminium
Under Corporate Social Responsibility, BALCO has adopted a comprehensive approach of community development with a 5 year perspective planning in place. In this five year journey, it has witnessed consolidation of development initiatives addressing Health, Education, Livelihood and Community Infrastructure needs. As a strategy, the core focus of all the major initiatives was to cover the most vulnerable section of the society specially Women & Children tribal population and BPL families.
Addressing the needs at all the three levels viz. Local, District and State, BALCO embraced a three tier approach of development. It facilitated in achieving inclusive development in core, buffer and peripheral areas.
The year 2010-11 was dedicated to forging collaborations and partnerships with external agencies to impact the quality of life of the people living in the operational area of BALCO. This has enabled in establishing synergy with reputed agencies at State and National levels and harnessing resources for the development of the region. Some of the prominent partners are Infrastructure Leasing and Financial Services (IL&FS), Naandi Foundation, NABARD, Innerwheel Education Society, Government agencies. The year also witnessed initiation of entry level programs in Coal block area of Dharamjaygarah. Full fledged CSR programmes shall be launched in the area in 2011-12 after community consultation and need assessment.
Health
BALCO has a focus on preventive and curatives measures to address health issues of the area. It has established Vedanta Rural Health Post at Chuiya which is catering medical services and laboratory facilities. Recently a mobile unit has also been attached with the post which is providing door step facility in remote villages. This year the facility has served 4,272 people. Similarly the Anganvadi initiative Project ‘Mamta’, covered 18,019 people through different tools of community mobilisation. Under the initiative, 1,342 expecting and 1,030 lactating mothers were covered through one to one counseling supplementing services at Anganvadi Centres. The initiative also imparted training to health workers and traditional birth attendants. Besides this, uniforms, utensils, learning toys were provided for 15,647 children in 300 centres.
Every year BALCO organises eye camps in association with District Blindness agency. This year the camps were organised at Korba, Kawardha, Ambikapur and Dharamjai Garh benefiting 1,664 people suffering from cataract. Under main streaming physically challenged people, BALCO organised Jaipur Foot Camp in partnership with District Welfare Department at Korba and Ambikapur. The camps provided customised Aluminium made Jaipur Foot to 91 people.
The mobile cancer detection units attached with the upcoming hospital at Raipur organised 26 camps in which 2,059 people were registered. Out of them 90 were found suspected of suffering from Cancer. In the year 2010-11, BALCO hospital operated 21 identified cases of cancer successfully. Presently the mobile units are screening patients in six districts of Chhattisgarh (Korba, Kawardha, Rajnand Gaon, Durg, Sarguja and Raigarh).
Fighting AIDS has always been accorded priority at BALCO. In association with District AIDS Control Society, BALCO celebrated World AIDS day at Korba. In mines, several awareness drives were launched to sensitise miners on sexual harassment. During rainy season, series of water borne disease camps were organised at Korba and Kawardha. The camps covered 1,452 villagers and enabled to arrest out breaks of water borne diseases.

Education
Education is an index of harmonious development. It becomes more important to persons with disability for their development and enjoying life as independently as possible. Education, as a tool, empowers the individual to contribute positively in the process of development of the society and nation. Therefore it is a social obligation to ensure full development of all types of individuals in order to ensure efficient use of their abilities. Disabled children are often excluded from education due to lack of knowledge, negative attitudes and the stigma attached to them.
BALCO recognises the right to education of disabled children. Under its social commitment to this segment, it has joined hands with Innerwheel Education society of Korba and has established a rehabilitation centre to keep the disabled children move forward in education. The centre has state-of-the-art equipments to unfold the creative power in them. The centre is providing Speech, Behaviour and Physio therapy to disabled children of the region and is first of its kind at the state level.
BALCO endeavoured to strengthen the schools of the surrounding area. Under the initiative, 25 tribal schools of Kawardha and Mainpat were provided with stage, face lifting and furniture as per the requirements. Addressing pre-school education, the functional 11 Child Care Centres benefited 368 tribal children. The venture addresses cognitive development of the children.
The much awaited Mid Day Meal Kitchen has started functioning from June 2010 at Korba. A landmark in Public Private Partnership, the kitchen is providing nutritious and hygienic food to 40,000 children in 279 schools everyday. This has relieved teachers and enabled them to spare more time towards imparting quality education to the children.
Livelihood
Leveraging resources and expertise of NABARD, BALCO extended the Tribal Development Project in Mainpat region, the collaborative venture was initiated in 2009 with 500 farmers in Kawardha. This has added 250 more tribal families of Mainpat area. The ongoing Watershed Development Project at Korba completed interim phase by treating 200 hectares of land. The main phase of treatment of remaining 1,299 hectares of land been initiated in March 2011.This is benefiting 450 farmers in the immediate vicinity of Balco.
In order to channelise the potential of local youth through job aligned skilling, BALCO in association with Infrastructure and Leasing Services (IL&FS) has established Vedanta IL&FS Skill school at Korba. The State level residential skill school is imparting market linked skill training to BPL youth of the region including girls. The school has planned to skill youth in 4 trades out of which 2 trades (Industrial Stitching and welding) have already been initiated in November 2010. In the financial year 2010-11, four batches comprising 259 youth have been placed successfully. earning about 6,000 per month.
Under women empowerment, 11 Self Help Groups have been linked with various income generating activities. BALCO has provided quality seeds of Potato to SHG members to generate additional income from their homestead land. During the winter season the groups have earned 50,000/- from the help rendered by BALCO.
Community Infrastructure
Under Community Infrastructure development, BALCO installed seven drinking water units and two irrigation facilities, constructed four passenger shelters and three community buildings and three operational locations as per the need of the community.
Other CSR activities at BALCO
In the year 2010-11, BALCO forged collaborations and partnerships with external agencies to impact the quality of life of the people living in and around its operations. Some of the prominent partners are Infrastructure Leasing and Financial Services (IL&FS), Naandi Foundation, NABARD, Inner wheel Education Society, Government agencies. The year also witnessed initiation of entry level programmes in Coal block area of Dharamjay Garh.
Power
Drug addiction has assumed mammoth proportions in the State of Punjab. Going by the reports of State Health Department, every third male and every tenth female student in Punjab has consumed drugs at least once. Around 73.5% of the entire youth population of Punjab is in the grip of drugs. Besides men, young boys in the villages are indulging in extreme alcoholism. Understanding the gravity of the situation, TSPL started a crusade in about 240 villages of the Mansa District of Punjab with the aim of making Mansa a healthy and drug addiction free area thus moving forward in making the State of Punjab a ‘No Drugs State’. For this, TSPL has launched an intense ‘Anti-Drug Campaign’ in the entire district in collaboration with Nehru Yuva Kendra, Mansa Rural Youth Clubs Association and Punjab Police. The message against drug addiction is spread from village to village through the medium of speeches, depiction of street plays, dissemination of information through literature and display of banners etc. Eminent psychologists and team members from De- Addiction Centres also persuade the gathering of villagers through expert lectures. The important contact numbers like that of De-Addiction centres and concerned officials are given to the people to help them in fighting against this menace. Also the persons who have come out of the influence of drugs / rehabilitators share their experiences with the gathering to dissuade them from drug addiction.

Directors’ Report
Dear Shareholders,
The Directors of your Company are pleased to present the 36th Annual Report, with the statement of the audited accounts for the financial year that ended on 31 March 2011.
Financial Performance Summary
The following table gives the financial highlights of your Company on a standalone basis according to the Indian Generally Accepted Accounting Principles (GAAP).

	( in Crore)
Year ended on March 31	2011	2010
Gross Turnover	16,253.88	13,676.47
Earnings before interest, tax depreciation and amortisation	2,304.39	1,635.22
Less: Interest	277.46	263.25
Gross profit	2,026.93	1,371.97
Less: depreciation and amortisation	152.65	150.64
Exceptional items	—	273.53
Profit before tax	1,874.28	947.80
Taxation	454.57	116.30
Net Profit for the year	1,419.71	831.50
Add: balance brought forward from the previous year	2,590.98	2,683.41
Amount available for appropriation	4,010.69	3,514.91
Appropriation:
General reserve	500.00	500.00
Debenture redemption reserve	(8.50)	2.90
Additional Dividend on ADS issued in July 2009 (paid in September 2009)	—	53.54
Proposed dividend on equity shares (including dividend distribution tax thereon)	429.71	367.49
Balance carried forward to next year	3,089.48	2,590.98
Financial performance
During the year under review, the gross turnover of your Company increased by 18.85% from 13,676.47 Crore to 16,253.88 Crore. The increase in turnover by 18.85% was primarily due to the increase in the average Copper LME prices from US$ 6,112 / MT to
US$ 8,138 / MT.
TC / RC (Treatment Charges and Refining Charges) realisation in the financial year 2011 was 11.90 USc / lb, as compared to the 13.54 USc / lb in the previous year due to suppressed spot TC / RCs market.
The earnings before interest, tax depreciation and amortisation for the same period increased by 40.92% from 1,635.22 Crore to 2,304.39 Crore and the Net Profit increased by 70.74% from 831.50 Crore to 1,419.71 Crore in the current year.
Operational Performance
The year under review was very challenging due to lower TC / RC and higher input costs, thereby reducing the product margin. Sulphuric acid and phosphoric acid realisation was higher as compared to the previous year in line, with the increasing sulphur prices. Production was also affected due to planned bi-annual maintenance shutdown and also due to temporary stoppage of the Tuticorin copper smelter as per the Honourable Madras High Court order, dated 28 September 2010 for closure of Tuticorin copper unit.
The operational performance was as follows:

Product	2010-11	2009-10	Variance
Copper Cathodes	3,03,991 MT	3,34,174 MT	(9.0%)
Copper Rods	1,87,892 MT	1,96,882 MT	(4.6%)
Sulphuric Acid	9,68,760 MT	10,36,353 MT	(6.5%)
Phosphoric Acid	1,54,232 MT	2,05,844 MT	(25.1%)
During the year under review, your Company consolidated its leadership position in domestic copper with record sales of 2,06,653 MT. Production of cathodes was 3,03,991 MT in the financial year 2011, lower by 9% year on year reflecting both the impact of the planned maintenance undertaken, the effect of lower copper grades in concentrate on production and temporary stoppage following the High Court order in end September 2010. On the Special Leave Petition (SLP) filed by the Company, Honourable Supreme Court of India stayed the operation of the order of Madras High Court directing closure of Copper Smelter at Tuticorin. The unit is currently operational at it’s full capacity. Your Company also exported 96,674 MT of copper, including exports of 31,377 MT of copper rods.

Projects
Copper Smelter — Four Lakh Tonnes Per Annum (4 LTPA) and 2 x 80 - 160 MW Captive Power Plant
The construction of the Captive Power Plant at Tuticorin is in progress and the first unit is now scheduled for commissioning in Q4 of the financial year 2011-12. While the Ministry of Environment & Forest (MoEF) clearance is in place for the 4 LTPA, the Copper Smelter Expansion Project at Tuticorin is being rescheduled, awaiting the consent from the State Pollution Control Board.
TRANSFER TO GENERAL RESERVES
Out of the total profit of 1,419.71 Crore for the financial year 2010-11, an amount of 500 Crore is proposed to be transferred to the General Reserve. The above transfer to general reserves is in compliance to the Companies (Transfer of Profits to Reserves) Rules, 1975.
DIVIDEND
Your Directors are pleased to recommend a dividend of 1.10 per equity share of 1/- each (i.e. 110%) for the financial year 2010-11. The dividend, when approved at the ensuing Annual General Meeting, will be paid to those shareholders whose names appear on the register of members of the Company as on the Book Closure date.
BONUS AND SPLIT
The Board of Directors at its meeting held on 26 April 2010 approved sub-division of the Equity Shares from face value of 2/- each to face value of 1/- each and also a bonus issue in the ratio of 1:1 equity shares. The approval of the shareholders of the Company was obtained at the 35th Annual General Meeting held on 11 June 2010. The Record Date to determine the shareholders entitled for the stock split and bonus was 22 June 2010. The Committee of Directors, in their meeting held on 23 June 2010, considered, approved and allotted 1,68,04,06,690 Equity Shares of 1/- each towards the bonus in the ratio of 1:1 equity shares.
SHARE CAPITAL
Pursuant to the shareholders approval at the 35th Annual General Meeting on 11 June 2010 and the Record Date of 22 June 2010, the Company’s stock split from 2/- to 1/- and Bonus in the ratio of 1:1 Equity Shares of 1/- was issued to the shareholders. The Company’s issued and paid up capital increased to 336.12 Crore (consisting of 3,36,12,07,534 Equity Shares of 1/- each) from
168.08 Crore (consisting of 84,04,00,422 Equity Shares of 2/- each).
Acquisition of Zinc Mining Companies
During 2010-11 the Company through one of its wholly owned subsidiaries completed the acquisition of Zinc assets of Anglo American Plc. (“Anglo Zinc”) comprising its Skorpion mines in Namibia, Lisheen mines in Ireland and its 74% owned Black Mountain mines in South Africa, which includes the Black Mountain mine and the Gamsberg project. These Zinc assets are an excellent operational and strategic fit with our existing zinc business and are expected to create significant long term value.
Credit Rating
CRISIL has upgraded its ratings of your Company’s cash credit facility and non-convertible debentures to ‘AA+/Stable’ from ‘AA/Stable’. The upgrade reflects CRISIL’s expectation of significant improvement in the Company’s capital structure than previously envisaged, and also reflects the group’s continued strong business performance and the good progress in the group’s ongoing projects. The rating on Sterlite’s short-term facilities has been reaffirmed at ‘P1+’. The treasury portfolio of fixed income investments has been evaluated as ‘Very Good’ (highest safety from credit default on CRISIL’s 4 point scale). Strong credit ratings by Credit Rating agencies reflect the Company’s financial discipline and prudence.
CORPORATE GOVERNANCE AND ADDITIONAL INFORMATION TO SHAREHOLDERS
The Company is committed to maintain highest standards of corporate governance. A separate report on Corporate Governance, pursuant to Clause 49 of the Listing Agreement with the stock exchange(s), Auditors’ Certificate on its compliance, including the Management Discussion and Analysis, and shareholders’ information, forms a part of this annual report.
MANAGEMENT DISCUSSION AND ANALYSIS
General Economic Outlook
Global economic growth exceeded our expectation in the financial year 2010-11, although the global economy remained volatile. Commodity prices declined at the start of the year but recovered in the second half as European Sovereign debt concerns receded and developed economies started to stabilise. Demand from Asian Economies remained robust and was key driver of growth.
The strong growth story in India with consumption of basic commodities increasing throughout the year. From Sterlites perspective this meant our sustained investment in the down-turn of 2008-09, reaped rewards. Against the backdrop of this favourable increase in demand and strong prices, we delivered record production and a very strong set of results across our business as we focused on delivering operational excellence and sustained volume growth.
Similar to last year, overall Indian copper demand grew by 4% in the financial year 2010-11. The demand of refined copper has been average in the second half of 2010-11, on account of rising LME and increasing gap between primary and secondary copper. Compared to the financial year 2009-10, in the domestic market, Sterlite recorded a 9% rise in sales of copper cathodes. There has been an increase in the consumption of refined copper to the extent of 5% in the transformer segment. SIIL enjoyed nearly 50% share across all the major segments-winding wire, transformers & cable segments during the financial year 2010-11. Growth in these major segments is well supported by the fact of increasing investments in the power sector in India. 32,512 MW of power capacity has been already added under the eleventh ‘five year plan’.
Yet, over the span of the year, the Indian economy posted a remarkable recovery, not only in terms of overall growth figures but, more importantly, in terms of certain fundamentals, which justify optimism for the Indian economy in the medium to long term. Your Company also feels that the worst is over and is fully geared to take advantage of the improved economic indicators.
A detailed Management Discussion and Analysis Report forming part of this report as required under Clause 49(IV)(F) of the Listing Agreement with the Stock Exchanges is provided in a separate section of this Annual Report.
SUBSIDIARY COMPANIES
Your Company had 36 subsidiary companies as on 31 March 2011.
The shareholders may refer to the statement under Section 212 of the Companies Act, 1956 and information on the financial statements of subsidiaries appended to the above Statement under Section 212 of the Companies Act, 1956 in this Annual Report for further information on these subsidiaries.
The Company undertakes that annual accounts of the subsidiary companies and the related detailed information be made available to shareholders of the holding and subsidiary companies seeking such information at any point of time. The annual accounts of the subsidiary companies are also kept for inspection by any shareholders at the registered office of the holding company and of the subsidiary companies concerned at the respective companies’ registered offices. A hard copy of details of accounts of subsidiaries to any shareholder shall be provided on demand.
Members may write to the Company Secretary at Sterlite Industries (India) Limited, SIPCOT Industrial Complex, Madurai By-pass Road, Tuticorin — 628 002 to obtain a copy of the financial statements of the subsidiary companies.
The consolidated financial statements, in terms of Clause 32 of the Listing Agreement and in terms of Accounting Standards 21, as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated 07 December 2006, also form part of this Annual Report.
FIXED DEPOSITS
Your Company has not accepted or renewed any fixed deposits under Section 58A of the Companies Act, 1956. No amount of principal or interest was outstanding as on 31 March 2011.
DIRECTORS
Mr. Sandeep Junnarkar retires by rotation at the ensuing Annual General Meeting scheduled on 23 July 2011 and is eligible offer himself a re-appointment. The brief profiles of Mr. Sandeep Junnarkar is given in the chapter on Corporate Governance.
SECRETARIAL AUDIT REPORT
A secretarial audit for the year 2010-11 was carried out by Dr. K. R. Chandratre, Practicing Company Secretary. The said secretarial audit unqualified report forms part of this Annual Report.
The secretarial audit report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, Securities Contracts (Regulation) Act, 1956 and all the regulations of SEBI as applicable to the Company, including the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.
INFORMATION PURSUANT TO SECTION 217 OF THE COMPANIES ACT, 1956
A. CONSERVATION OF ENERGY, RESEARCH & DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO
The particulars as prescribed under Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of the Board of Directors) Rules, 1988 are set out as an annexure to the Directors’ Report.
B. PARTICULARS OF EMPLOYEES
Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out as an annexure to the Directors’ Report. However, as per provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the report and the accounts are being sent to all the shareholders excluding the aforesaid information. Any shareholder desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.
C. DIRECTORS’ RESPONSIBILITY STATEMENT
As required under Section 217(2AA) of the Companies Act, 1956, your Directors hereby confirm that:
•	In the preparation of the annual accounts, applicable accounting standards have been followed along with proper explanations relating to material departures;

•	Such accounting policies have been selected and they have consistently applied them and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

•	Proper and sufficient care for maintenance of adequate accounting records have been taken in accordance with the provisions of this Act, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities;

•	The accounts are prepared on ‘going concern’ basis.
AUDITORS
The statutory auditors of the Company, M/s. Chaturvedi & Shah, Chartered Accountants and M/s. Deloitte Haskins & Sells, Chartered Accountants, retire at the ensuing Annual General Meeting.
M/s. Chaturvedi & Shah and M/s. Deloitte Haskins & Sells, Chartered Accountants have confirmed their eligibility and willingness to accept office of Auditors.
The Audit Committee and the Board of Directors therefore recommend M/s. Chaturvedi & Shah and M/s. Deloitte Haskins & Sells, Chartered Accountants as statutory auditors of the Company for 2011-12 for the approval of shareholders.
ADEQUACY OF INTERNAL CONTROLS
The Company, as part of Vedanta Group, has a strong internal control system in place. The internal control system of the Company is supported by the Management Assurances Services (MAS) function. Your Company is having a documented Standard Operating System (SOPs) for procurement, project / expansion management, capex, human resources, sales and marketing, finance, treasury, compliance, Safety, Health and Environment (SHE) and manufacturing.
An annual audit plan is drawn in consultation with the MAS team as approved by the Audit Committee. The internal controls system and mechanism is reviewed periodically to make it robust, so as to meet the challenges of the business. The Company has a system of carrying out internal audit, covering monthly physical verification of inventory, monthly review of accounts and a quarterly review of all business processes. To enhance internal controls, the internal audit follows stringent grading mechanism, focusing on the implementation of all recommendations of internal auditors. The internal auditors make periodical presentations to the Audit Committee, who review the same and ensure strict compliance.
Our risk management framework acts as an effective tool in mitigating the various risks which our business are exposed in the course of their operations as well as in their strategic action. The risk management framework ‘Turnbull Risk Matrix’ is designed to help the organisation meet its objectives through alignment of the operating controls to the mission and vision of the Company. The Company also has a well documented internal controls systems and disclosure control required for compliance to the Sarbanes Oxley Act of 2002.
AUDITORS’ QUALIFICATION SYSTEM ON ACCOUNTS
Notes to the accounts, as referred in the auditors report, are self-explanatory and consistently followed, and therefore do not call for any further comments and explanations.
GROUP STRUCTURE
Pursuant to intimation from the Promoters, the names of the Promoters and entities comprising ‘Group’ are disclosed in the Annual Report for the purposes of the SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997.
DEPOSITORY SYSTEM AND LISTING OF SHARES
Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.
REGISTRAR AND SHARE TRANSFER AGENT
M/s. Karvy Computershare Private Limited, Hyderabad, are the Registrar and Share Transfer Agent of the Company. Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.
HUMAN RESOURCES
Your Company, as a part of ‘Vedanta’ group, believes that people are the biggest strength in line with its vision to create a world-class organisation. It focuses on learning and development, to enhance the knowledge & skill and preparing its people to face the challenges. During the year, your Company organised various training programmes and achieved an average of seven days of training for employees.
CORPORATE SOCIAL RESPONSIBILITY
The Company began the CSR activity twelve years ago. Sterlite believes that Corporate Social Responsibility (CSR) initiatives are a way to pay back societal debts and obligations. All our CSR activities are determined by the concept of ‘Changing Lives’, where we constantly endeavour to improve the quality of life of the communities where we operate. Our CSR activities are conceived to bridge gaps in society and help transform communities around our workplace and enhance the quality life of the people. The Company does its maximum contribution to uplift the quality of life of women, children and youth in our focus areas.

A detailed report on the Corporate Social Responsibility of your Company is given in a separate section in this Annual Report.
ACKNOWLEDGEMENTS
Your Company maintained healthy, cordial and harmonious industrial relations at all levels. The enthusiasm and unstinting efforts of the employee have enabled your Company to remain at the forefront of the industry. The Directors place on record, their sincere appreciation for significant contributions made by the employees through their dedication, hard work and commitment towards the success and growth of the Company.
The Directors also acknowledge the support and assistance extended to us by the Government of India, various state governments, and government departments, financial institutions, bankers, shareholders and investors at large, and look forward to having the same support in our endeavours.
For and on behalf of the Board of Directors,
Anil Agarwal
Chairman
Place: Mumbai
Dated: 25 April 2011
Annexure-A
Statement containing particulars required under the companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988 and forming part of the Directors’ Report for the year, that ended 31 March 2011.
(A)	Conservation of energy:

a)	Conservation of natural resources continues to be the key focus area of our Company. Following are some of the important steps taken in this direction.
i.	Cast wheel LPG consumption reduction in CCR by modification to the Intermediate Launder giving a saving of 80 lakhs per annum.

ii.	LPG consumption reduced by 1 kg / MT of anode by:
1.	Covering exposed launders to reduce heat loss.

2.	Use of Nitrogen during oxidation in anode furnace — Savings of approximately 60 lakhs per annum.
iii.	IGV installation in O2 plant booster air compressor — Savings of approximately 15 lakhs per annum.

iv.	Air audit conducted by IR and recommendations implemented — Savings of approximately 35 lakhs per annum.

v.	Conventional Cooling Tower replaced with Air Coolers — Savings of approximately 11 lakhs per annum.

vi.	Twin Lobe blower installed in PMB in place of Compressor resulting in steam reduction by 5%.

vii.	High Efficiency Pumps installed at various locations in Chinchpada & Piparia resulting in a saving of 2.5 lakhs units per annum.

viii.	Fan less & Finless Cooling Tower installed resulting in considerable saving of energy.

ix.	Conventional Chokes replaced with Electronic Ballast in Piparia resulting in power saving of 33,000 units per annum.

x.	Usage of Flux Maxios at Piparia has reduced consumption of LPG by 0.5 kg / MT.

xi.	Usage of LNG at CCR in place of LPG resulting in a reduction of 800 per MT at Silvassa.
b)	Additional investments and proposals, if any, being implemented for reduction of consumption of energy
i.	Conversion of HT to LT motors in slag granulation.

ii.	Use of blowers in place of compressed air in ETP.

iii.	Use of steam from WHRB (Waste Heat Recovery Boiler) in SAP for use in Refinery.
c)	Impact of above measures in a) and b) for reduction of energy consumption and consequent impact of cost of production of goods.
The efforts taken to conserve energy will not only bring down the cost of production significantly, but will also help us preserve environment.

d)	Total energy consumption and energy consumption per unit of production.
          As per form A attached.
(B)	TECHNOLOGY ABSORPTION
          Efforts made in technology absorption as per Form B annexed.
(C)	FOREIGN EXCHANGE EARNINGS AND OUTGO

a)	Activities relating to export, initiatives taken to increase export, development of new export markets for products and services, and export plan:
1.	The export volume for 2010-11 was 96,674 MT, declined by 24% from the previous year.

2.	There was a decrease in the volume of export of copper rods by 24% in the value added products (copper wire rods) over the achievement made in 2009-10, mainly due to the surplus availability in the overseas market.
b)	Total Foreign Exchange used and earned:

		Amount ( in Crore)
Sr. No.	Particulars	2010-11	2009-10
1)	Foreign exchange earnings	6,653.59	6,019.99
2)	Foreign exchange outgo:
	CIF Value of imports of Raw Material, Components & Spare Parts	14,391.75	12,110.99
	Capital Goods	1.31	5.71
	Others	258.11	540.73
Form ‘A’
Disclosure of particulars with respect to conservation of energy

			Year Ended	Year Ended
	Particulars	Unit	31 March 2011	31 March 2010
A.	Power and Fuel Consumption
	Electricity
	Purchase Unit	MWH	3,99,555	2,11,047
	Total Amount (Excess Demand Charges)	in Crore	170.45	87.32
	Rate / Unit		4.27	4.14
	Own generation Unit*	MWH	2,32,349	3,39,301
	Unit per unit of fuel		6.67	4.83
	Cost / Unit		6.32	5.32
	Furnace Oil**
	Quantity	KL	50,949	90,385
	Total Amount	in Crore	176.73	206.31
	Average Cost per litre		34.69	22.83
	Diesel
	Quantity	KL	874	621
	Total Amount	in Crore	2.95	1.90
	Average Cost per litre		33.75	30.66
	L.P.G. / Propane / IPA
	Quantity	MT	14,927	10,710

			Year Ended	Year Ended
	Particulars	Unit	31 March 2011	31 March 2010
	Total Amount	in Crore	59.52	36.42
	Average Cost per litre		39.88	34.00
	NATURAL BRIQUTTE
	Quantity	MT	3,201	—
	Total amount	in Crore	1.35	—
	Average cost per mt		4,226.96	—
B.	Consumption per MT of Production
	Electricity	MWH	3.03	1.65
	Furnace Oil	KL	0.24	0.27
	Diesel Oil	KL	0.01	0.01
	L.P.G. / Propane / IPA	MT	0.07	0.03

*	This includes the WHRB generation also.

**	This includes the FO consumed in CPP also.
Form ‘B’
Form of disclosure of particulars with respect to technology absorption
RESEARCH AND DEVELOPMENT (R & D)

1.	Specific areas in which R & D carried out by the Company		Not Applicable

2.	Benefits as a result of R & D		Not Applicable

3.	Future plan of action		Not Applicable

4.	Expenditure on R & D		Not Applicable
	a.	Capital
	b.	Recurring
	c.	Total
	d.	Total R & D expenditure as a percentage of total turnover
TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1. Efforts in brief made towards technology absorption, adaptation and innovation	(i) (ii) (iii) (iv)	Conversion of HT to LT motors in slag granulation area;
Use of blowers in place of compressed air in ETP;
Use of steam from WHRB in SAP for use in refinery;
Use of LNG at CCR Chinchpada in place of LPG;

	(v)	Twin Lobe blower installed in PMB in place of Compressor resulting in steam reduction by 5%;

	(vi)	High Efficiency Pumps installed at various locations in Chinchpada & Piparia resulting in a saving of 2.5 lakh units per annum;

	(vii)	Fanless & Finless Cooling Tower installed resulting in a saving of 2 lakh units;

	(viii)	Conventional Chokes replaced with Electronic Ballast in Piparia resulting in power saving of 33,000 units per annum;

Usage of Flux Maxios at Piparia has reduced consumption of LPG by 0.5 kg / MT;

	(ix)	Usage of LNG at CCR in place of LPG resulting in a reduction of 800 per MT.

2. Benefits derived as a result of above efforts e.g., product improvement, cost reduction, product development, import substitution.	(x)	The Above mentioned initiatives have resulted in a lower cost of production and a better working environment.

3. In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), the following information may be furnished:	1. Selenium Plant — Outokempu Outotec OYJ (Year 2005) 2. Bismuth Plant — IBC Advanced Technologies (Year 2007) 3. Dore Plant — Outokempu Outotec OYJ (Year 2009) The technology has been fully absorbed.
a. Technology imported;
b. Year of import;
c. Has technology been fully absorbed.
Annexure to the Directors’ Report
List of companies / persons constituting Group coming within the definition of “group” for the purpose of the SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, include the following:

Sr. No.	Name of Group Companies
1.	Volcan Investments Limited, Bahamas

2.	Vedanta Resources Plc, United Kingdom

3.	Vedanta Finance (Jersey) Limited, Jersey

4.	Vedanta Resources Holdings Limited, United Kingdom

5.	Twin star Holdings Limited, Mauritius

6.	Welter Trading Limited, Cyprus

7.	Vedanta Resources Finance Limited, United Kingdom

8.	Vedanta Resources Cyprus Limited, Cyprus

9.	Richter Holding Limited, Cyprus

10.	Westglobe Limited, Mauritius

11.	Finsider International Company Limited, United Kingdom

12.	Sesa Goa Limited, India

13.	Konkola Copper Mines Plc, Zambia

14.	Vedanta Aluminium Limited, India

15.	The Madras Aluminium Company Limited

16.	Sterlite Infra Limited, India

17.	Sterlite Opportunities and Ventures Limited, India

18.	Talwandi Sabo Power Limited, India

19.	Hindustan Zinc Limited, India

20.	Bharat Aluminium Company Limited, India

21.	Twin star Mauritius Holdings Limited, Mauritius

22.	Konkola Resources Plc, UK

23.	Vedanta Resources Investments Limited, United Kingdom

24.	Twin Star Energy Holdings Ltd., Mauritius

25.	Monte Cello BV, Netherlands

26.	Sterlite Energy Limited, India

27.	Copper Mines of Tasmania Pty Ltd, Australia

28.	Sterlite (USA) Inc., USA

29.	Fujairah Gold FZE, UAE

30.	Thalanga Copper Mines Pty Ltd., Australia

31.	Monte Cello Corporation NV, Netherlands Antilles

32.	Anil Agarwal Discretionary Trust, Bahamas

33.	Onclave PTC Limited, Bahamas

Sr. No.	Name of Group Companies
34.	Lakomasko BV, Netherlands

35.	Vedanta Jersey Investments Limited, Jersey

36.	Vedanta Resources Jersey Limited, Jersey

37.	Vedanta Resources Jersey II Limited, Jersey

38.	Sesa Resources Limited, India

39.	Sesa Mining Corporation Limited, India

40.	Goa Maritime Private Limited, India

41.	Vizag General Cargo Berth Private Limited, India

42.	Allied Port Services Private Limited, India

43.	MALCO Industries Limited, India

44.	MALCO Power Company Limited, India

45.	Mr. Anil Agarwal

46.	Paradip Multi Cargo Berth Private Limited, India

47.	Sesa Industries Limited, India

48.	THL Zinc Ventures Limited, Mauritius

49.	THL Zinc Holding BV, Netherlands

50.	THL Zinc Limited, Mauritius

51.	THL Zinc Holding Cooperatief U.A., Netherlands

52.	Pecvest 17 Proprietary Limited, South Africa

53.	THL Zinc Namibia Holdings (Proprietary) Limited, Namibia

54.	Black Mountain Mining (Proprietary) Ltd., South Africa

55.	Skorpion Zinc (Proprietary) Limited, Namibia

56.	Namzinc (Proprietary) Ltd, Namibia

57.	Skorpion Mining Company (Proprietary) Ltd.

58.	Amica Guesthouse (Proprietary) Ltd.

59.	Rosh Pinah Health Care (Proprietary) Ltd.

60.	Rokshar Township (Proprietary) Ltd.

61.	Vedanta Lisheen Finance Limited, Ireland

62.	Vedanta Base Metals (Ireland) Limited, Ireland

63.	Vedanta Lisheen Mining Limited, Ireland

64.	Killoran Lisheen Mining Limited, Ireland

65.	Killoran Lisheen Finance Limited, Ireland

66.	Lisheen Milling Limited, Ireland

67.	Killoran Concentrates Limited, Ireland

68.	Killoran Lisheen Limited, Ireland

69.	Azela Limited, Ireland

70.	Killoran Lisheen Holdings Limited, Ireland
For and on behalf of the Board of Directors
Anil Agarwal
Chairman
Place: Mumbai
Dated: 25 April 2011

Corporate Governance Report
Company’s philosophy on code of Governance
Sterlite Industries (India) Ltd. (‘Sterlite’ or ‘the Company’) believes that a high standard of corporate governance is key to ensure business success. The Company believes in conducting its affairs in a fair and transparent manner and maintaining the highest ethical standards in its dealings with all its constituents. Sterlite’s mission is to constantly review its systems and procedures to achieve the highest level of corporate governance in the overall interest of all the stakeholders.
The Directors of the Company continue to be committed to the highest standards of corporate governance practices in its management of the affairs of the Group and accountability to their shareholders. The Board believes that sound corporate governance is essential to achieving the Company’s strategy to create a world class metals and mining Group and generate strong financial returns. The Directors are especially aware of the need for a strong corporate governance framework in the current climate and the need not only to reflect the changing nature of the Group’s businesses but the environment in which it operates. It has, therefore, adopted practices mandated in Clause 49 and established procedures and systems to be fully compliant with it.
Management’s perspective on Corporate Governance
The Company aims at achieving transparency, accountability and equity across all facets of operation and in all interactions with stakeholders, while fulfilling the role of a responsible corporate representative committed to sound corporate practices.
Sterlite Industries (India) Limited (‘Sterlite’ or ‘the Company’) adheres to good corporate practices which constantly undergo changes and betterment, keeping its core goal in mind — maximising stakeholder value. Adherence to the business ethics and commitment to Corporate Social Responsibility will help the Company achieve excellence. The Company believes that all its operations and actions must ultimately enhance overall benefits over a sustained period of time.
Sterlite believes that the affairs of the Company shall be conducted by following the best practices and principles — whether it is in relation to the customers, employees, stakeholders or the community. The Company’s Corporate Governance structure is based on the following principles:
—	Trusteeship: A transparent and independent Board with a balanced composition and size can provide effective leadership to the Company. The Board is the trustee for all the stakeholders.

—	Aim: Accountability, independence, effective internal surveillance, voluntary legal compliance and governing rules and procedures.

—	Entrepreneurship: Empowering the management and employees, especially women, to showcase strength, ownership, innovation and passion to excel and lead.

—	Creating value: Efficient resource management to enhance enterprise value and return on investment.

—	Concern and respect for people and environment: Working for the society and community.
The above principles are reflected in the Company’s day-to-day initiatives and policies. The Board of Directors remains at the helm of affairs, guiding the Company by approving the broad framework and policies, the annual operation plans, budgets and expansion plans. The day-to-day management is managed by the Copper Management Committee (CMC) comprising of the CEO, CFO, COO, Business Heads, Head HR and Marketing which acts as the bridge between the Board and the Management.
This chapter, along with the chapters on Management Discussion and Analysis and Additional Shareholders Information, reports Sterlite’s compliance with Clause 49 of the Listing Agreement with the Stock Exchanges.
THE BOARD OF DIRECTORS (‘Board’)
Composition of the Board
The Board reviews, approves the Company’s strategic, operational and financial plans, guides corporate strategy, takes key strategic decisions, reviews the major plans of action, i.e. decisions concerning the capital of the Company, including capital restructure, capital returns and security issue and buy backs etc., risk policy, review, approve annual budgets and business plans and monitor performance against corporate strategy.
The Company’s Board comprises of six Directors. Mr. Anil Agarwal, Chairman (Non-Executive) and Mr. Navin Agarwal, Executive
Vice-Chairman are the two promoter Directors and Mr. Din Dayal Jalan is the Whole-time Director. In addition to the promoter directors, there are three Non-Executive Independent Directors, viz., Mr. Gautam Doshi, Mr. Berjis Desai and Mr. Sandeep Junnarkar. All the Independent Directors meet the independence criteria as required under Clause 49 of the Listing Agreement. Table 1 gives the composition of the Board of Directors of the Company with the details of the number of meetings attended by them, the Directorship and membership in other companies.
Number of Board Meetings
In 2010-11, the Board of the Company met Fourteen (14) times on 6 April 2010, 26 April 2010, 21 May 2010, 14 July 2010, 26 July 2010,

29 September 2010, 12 October 2010, 26 October 2010, 16 November 2010, 1 December 2010, 25 January 2011, 3 February 2011, 14 March 2011 and 31 March 2011. The maximum gap between any two Board meetings was less than four months. Table 1 gives the details.
Directors’ Attendance Record and Directorships
Table 1: Composition of the Board of Directors

						No. of other Directorships and Committee
			Attendance Particulars			membership / Chairmanships in other Indian
			Number of Board			public companies
		Relationship with other	Meetings		Last	Other	Committee	Committee
Name of the Directors	Category	Directors	Held	Attended	AGM	Directorship[1]	Memberships[2]	Chairmanships[2]
Mr. Anil Agarwal (Chairman)	Promoter, Non-Executive	Brother of Mr. Navin Agarwal	14	—	No	4	—	—
Mr. Navin Agarwal (Executive Vice-Chairman)	Promoter, Executive	Brother of Mr. Anil Agarwal	14	12	No	7	1	—
Mr. Sandeep Junnarkar	Independent — Non-Executive	None	14	13	Yes	10	5	—
Mr. Gautam Doshi	Independent — Non-Executive	None	14	13	Yes	9	9	4
Mr. Berjis Desai	Independent — Non-Executive	None	14	2	No	8	8	2
Mr. Din Dayal Jalan (Whole-time Director) *	Executive	None	14	14	Yes	4	2	—

Notes:

1.	The Directorships held by Directors as mentioned above do not include alternate directorships and directorships of foreign companies, Section 25 companies and private limited companies.

2.	In accordance with Clause 49 of the Listing Agreement, Memberships / Chairmanships of only the Audit Committees and Shareholders’ / Investors’ Grievance Committees of all public limited companies have been considered.

*	Mr. Din Dayal Jalan was re-appointed as Whole-time Director for a further period of two (2) years w.e.f. 24 December 2010 to 23 December 2012 at the Company’s Board Meeting held on 25 January 2011 which is subject to Shareholders approval.
As detailed in the table above, none of the Directors are members of more than ten Board-level Committees of public companies in which they are Directors, nor is a Chairman of more than five such Committees.
Directors with Material Pecuniary or Business Relationships with the Company
As mandated by Clause 49, the Independent Directors on Sterlite’s Board:
a)	Apart from receiving Director’s remuneration, do not have any material pecuniary relationships or transactions with the Company, its promoters, its Directors, its senior management its holding Company or its subsidiaries and associates which may affect the independence of the Director.

b)	Are not related to promoters or persons occupying management positions at the Board level or at one level below the Board.

c)	Have not been an executive of the Company in the immediately preceding three financial years.

d)	Are not partners or executives or were not partners or executives during the preceding three years of the:
1)	Statutory audit firm or the internal audit firm that is associated with the Company.

2)	Legal firm(s) and consulting firm(s) that have a material association with the Company.
e)	Are not material suppliers, service providers or customers or lessors or lessees of the Company, which may affect independence of the Director.

f)	Are not substantial shareholders of the Company i.e. do not own two percent or more of the block of voting shares.

g)	Are not less than 21 years of age.
Transactions with related parties are disclosed in Note 34 of Schedule 21— ‘Notes forming part of the Accounts’ annexed to the financial statements of the year. There has been no materially relevant pecuniary transaction or relationship between the Company and its non-executive and / or independent Directors during the year 2010-11.
Information presented to the Board

Amongst other matters, information presented to the Board includes:
i.	Annual operating plans and budgets and any update thereof;

ii.	Capital budgets and any updates thereof;

iii.	Annual Accounts, Half-yearly and Quarterly results for the Company and operating divisions and business segments;

iv.	Updates on all projects, formation of new special purposes vehicles and any new business being undertaken;

v.	Minutes of the meetings of the Audit Committee and other Committees of the Board;

vi.	Information on recruitment and remuneration of senior officers just below the level of Board, including the appointment or removal of Chief Financial Officer and Company Secretary;

vii.	Materially important show cause, demand, prosecution notices and penalty notices;

viii.	Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems;

ix.	Any material default in financial obligations to and by the Company, or substantial non-payment for goods sold by the Company;

x.	Any issue, which involves possible public or product liability claims of substantial nature, including any judgement or order which, may have passed strictures on the conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company;

xi.	Details of any joint venture or collaboration agreement;

xii.	Transactions that involve substantial payment towards goodwill, brand equity or intellectual property;

xiii.	Significant labour problems and their proposed solutions. Any significant development in human resources / industrial relations front like signing of wage agreement, implementation of voluntary retirement scheme, etc.;

xiv.	Sale of material nature of investments, subsidiaries, assets, which is not in the normal course of business;

xv.	Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material;

xvi.	Non-compliance of any regulatory, statutory nature or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer, etc.;

xvii.	Statement of significant transactions and arrangements entered by unlisted subsidiary Companies;

xviii.	Declaration of Dividend;

xix.	General notices of interest of Directors;

xx.	Internal audit findings (through the Audit Committee);

xxi.	Subsidiary companies minutes, financial statements, significant investments and other significant transactions and arrangements, if any.
In addition to the areas described above, the Company’s audit committee looks into controls and security of the Company’s critical IT applications, the internal and control assurance audit reports of all divisions and deviations from the Code of Business Principles, if any (covered in a separate section on audit committee).
The Board of Sterlite Industries (India) Ltd. is presented with detailed notes along with the agenda papers, well in advance of the meeting. The Board periodically reviews the compliance status of all laws applicable to the Company as certified by all the departmental heads as well as steps taken by to rectify instances of non-compliances. The Board also reviews the minutes of the meetings of the Board of all unlisted subsidiaries.
Code of Business Ethics and Conduct
The Company has a well defined and approved ‘Code of Business Ethics and Conduct’ (in short called as ‘Code of Conduct’ / ‘COC’) applicable to all Board members, Senior Management and employees of the Company. The code of business ethics and conduct is available on the website of the Company, (www.sterlite-industries.com). All Board members and Senior Management personnel have affirmed compliance with the code of business ethics and conduct. The Chief Executive Officer (CEO) and the Whole-time Director and Chief Financial Officer (CFO) has also confirmed and certified the same (certification is enclosed at the end of this report).
Risk Management
The Company has adopted the Turnbull Risk Matrix framework for risk management. The matrix identifies all the major risk on stand alone basis that is applicable to the copper business. All the respective operating subsidiaries have their own risk management framework which is reviewed by their respective Board. During the year, the updated risk matrix was presented to the Board members on the enterprise-wide risk management. The Company takes a very structured approach to the identification and quantification of each risk and has a comprehensive risk management framework. Risks are identified through a formal risk management programme with the active inrolvement of business managers, Senior management both at the entity level and corporate level. The Company maintains a risk register and matrix which is regularly reviewed. The overall risk management programme is reviewed by the audit committee on behalf of the Board. For further information of Company’s risk management framework and policy, please refer to the details stated in the Management discussion and Analysis.

Related Party Transactions
All the related party transactions are strictly done on arm’s length basis. The Company presents a detailed statement of all related party transactions before the Audit Committee on a quarterly basis, specifying the nature, value and terms and conditions of the transaction. Transactions with related parties are conducted in a transparent manner with the interest of the Company as utmost priority.
Attention of the Members is drawn to the disclosures of transactions with the related parties set out in Notes to Accounts forming part of the Annual Report.
Statutory Compliance, Penalties and Strictures
The Company has complied with the requirements of the Stock Exchanges / SEBI and Statutory Authority on all matters related to capital markets during the last three years. No penalties or strictures have been imposed on the Company by these authorities in the last three years.
Whistle-blower Policy
As part of Code of Conduct, the Company has a Whistle Blower Policy, where any instance of non-adherence to the Policy or any observed unethical behaviour is to be brought to the attention of the Head of Management Assurance Services. During the year, the concerns reported under this mechanism have been scrutinised and appropriate actions taken. It is also confirmed that no personnel has been denied access to the Audit Committee.
Shares and Convertible Instruments Held by Non-Executive Directors
Table 2: Details of the shares and convertible instruments held by the Non-Executive Directors as on 31 March 2011

Name of the Director	Category	Number of shares held	Number of convertible instruments held
Mr. Anil Agarwal	Promoter	Nil	Nil
Mr. Sandeep Junnarkar	Independent	72000	Nil
Mr. Gautam Doshi	Independent	Nil	Nil
Mr. Berjis Desai	Independent	Nil	Nil
COMMITTEES OF THE BOARD
The Board Committees focus on specific area and make informed / appropriate decisions within the authority delegated to each Committee guided by its charter, which defines the composition, scope, responsibilities and powers of the Committee. The Committee also make specific recommendations to the Board on various matters from time to time. All observations, recommendations and decisions are placed before the Board for information and their approval / consent.
Audit Committee
As on 31 March 2011, Sterlite’s Audit Committee consisted of Mr. Gautam Doshi (Chairman), Independent Director, Mr. Sandeep Junnarkar, Independent Director, and Mr. Berjis Desai, Independent Director. Mr. Gautam Doshi is the financial expert in the Audit Committee and all members of the Audit Committee have accounting and financial management knowledge and expertise.
The Committee met six (6) times during the course of the year on 26 April 2010, 26 July 2010, 29 September 2010, 26 October 2010, 25 January 2011 and 31 March 2011. Table 3 gives attendance record.
Table 3: Attendance record of the Audit Committee for 2010-11

			No. of Meetings
Name of Members	Category	Status	Held	Attended
Mr. Gautam Doshi	Independent	Chairman	6	6
Mr. Sandeep Junnarkar	Independent	Member	6	6
Mr. Berjis Desai	Independent	Member	6	2
The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and representatives of the Statutory Auditors and Internal Auditors are regularly invited by the Audit Committee to its meetings. The Company Secretary is the Secretary to the Committee.
The functions of the Audit Committee of the Company include the following:
1.	Oversight of the Company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

2.	Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.

3.	Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4.	Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:
a)	Matters required to be included in the Director’s Responsibility Statement to be included in the Board’s report in terms of

Clause (2AA) of Section 217 of the Companies Act, 1956.

b)	Changes, if any, in accounting policies and practices and reasons for the same.

c)	Major accounting entries involving estimates based on the exercise of judgment by management.

d)	Significant adjustments made in the financial statements arising out of audit findings.

e)	Compliance with listing and other legal requirements relating to financial statements.

f)	Disclosure of any related party transactions.

g)	Qualifications in the draft audit report.
5.	Reviewing, with the management, the quarterly financial statements before submission to the Board for approval.

5A.	Reviewing, with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document / prospectus / notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter.

6.	Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.

7.	Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

8.	Discussion with internal auditors any significant findings and follow ups thereon.

9.	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

10.	Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

11.	Reviewing the Company’s risk management policies and functioning of the Whistle Blower Mechanism.

12.	To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

12A.	Approval of appointment of Chief Financial Officer (CFO) (i.e. The Whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

13.	Reviewing any changes in the accounting policies or practices as compared to the last completed financial year and commenting on any deviation from the Accounting Standards.

14.	Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.
The Audit Committee is empowered, pursuant to its terms of reference to:
a)	Investigate any activity within its terms of reference and to seek any information it requires from any employee.

b)	Obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.
The Company has systems and procedures in place to ensure that the Audit Committee mandatorily reviews:
•	Management discussion and analysis of financial condition and results of operations.

•	Statement of significant related party transactions (as defined by the Audit Committee), submitted by management.

•	Management letters / letters of internal control weaknesses issued by the statutory auditors.

•	Internal audit reports relating to internal control weaknesses.

•	The appointment, removal and terms of remuneration of the chief internal auditor.
The Audit Committee of the Company reviews the financial statements of the subsidiary companies, during the year, the Audit Committee also reviewed the investments made by the subsidiary companies, minutes of the Board meeting of the subsidiary companies and statement of all significant transactions and arrangements entered into by the subsidiary companies. No Indian subsidiary of the Company falls under the term ‘material non-listed Indian subsidiary as defined under Clause 49 of the Listing Agreement.
The Audit Committee is also appraised on information with regard to related party transactions by being presented with:
•	A statement in summary form of transactions with related parties in the ordinary course of business.

•	Details of material individual transactions with related parties which are not in the normal course of business.

•	Details of material individual transactions with related parties or others, which are not on an arm’s length basis along with management’s justification for the same.
Shareholders’ / Investors’ Grievances Redressal Committee

The Shareholders’ Grievance Redressal Committee of the Company reviews matters related Grievances of shareholders and investors. The Committee primarily focuses on review of investor complaints and its redressal, queries received from investors i.e. transfer of shares, issue of share certificates, non-receipt of Annual Report, non-receipt of declared dividends etc. and reviews the Report presented by the Share Transfer Agent of the Company. The Committee comprises of three members: Mr. Sandeep Junnarkar who is Chairman of the Committee, Mr. Berjis Desai and Mr. D. D. Jalan, Whole-time Director being the other members. The Committee met four (4) times during the year on 26 April 2010, 26 July 2010, 26 October 2010 and 25 January 2011. Table 4 gives the details of attendance.
Table 4: Attendance record of the Shareholders’ / Investors’ Grievances Redressal Committee for 2010-11

			No. of Meetings
Name of Members	Category	Status	Held	Attended
Mr. Sandeep Junnarkar	Independent	Chairman	4	4
Mr. Berjis Desai	Independent	Member	4	2
Mr. D. D. Jalan	Executive	Member	4	4
Nominations Governance and Remuneration Committee
The Company’s Remuneration Committee is responsible for recommending the fixation and periodic revision of remunerations (including commissions and/or incentives, etc.) of Whole-time Directors / Executive Directors. This is done after reviewing their performance based on pre-determined evaluation parameters and the Company policy of rewarding achievements and performance.
Payment of remuneration to the Executive Vice-Chairman, Managing Director and Whole-time Director is governed by the respective agreements executed between them and the Company and are governed by Board and shareholder’s resolutions. The remuneration structure comprises of salary, commission linked to profits, perquisites and allowances and retirement benefits (pension, superannuation and gratuity). Table 5 details the composition and attendance records of the Remuneration Committee.
Table 5: Attendance record of the Remuneration Committee for 2010-11

			No. of Meetings
Name of Members	Category	Status	Held	Attended
Mr. Berjis Desai	Independent	Chairman	3	2
Mr. Gautam Doshi	Independent	Member	3	3
Mr. Anil Agarwal	Promoter, Non-executive	Member	3	1
The details of such remuneration, including commission to non-executive Directors have been disclosed in Table 6.
Remuneration of Directors
Information on remuneration of directors during the year ended 31 March 2011 is set forth in Table 6 below.
Table 6: Remuneration paid or payable to Directors for the year ended 31 March 2011 and relationship with each other

					Commission to
					non executive
					directors /		No. of Stock-
					performance		holding
				Provident and	incentive for		options of the
	Relationship with	Sitting	Salary and	Superannuation	the executive	Total	Holding
Name of the Director	other Directors[1]	Fees[2]	Perquisites	Funds	directors[3]	in	Company[4]
Mr. Anil Agarwal	Brother of Mr. Navin Agarwal	NA	—	—	—	—	—
Mr. Navin Agarwal	Brother of Mr. Anil Agarwal	NA	73,140,190	7,618,050	14,916,000	95,674,240	40,000
Mr. Sandeep Junnarkar[5]	None	360,000	—	—	1,500,000	1,860,000	—
Mr. Gautam Doshi	None	350,000	—	—	1,500,000	1,850,000	—
Mr. Berjis Desai[5]	None	100,000	—	—	1,500,000	1,600,000	—
Mr. D. D. Jalan[6]	None	NA	20,332,846	1,618,218	4,500,000	26,451,064	13,500

Notes:

1.	Relationship determined on the basis of criteria of Section 6 of the Companies Act, 1956.

2.	Sitting fees are paid for Board level Committees like Audit Committee, Investors Grievance Committee and Remuneration Committee.

3.	Commission to Non-Executive Independent Directors is payable for the financial year ended 31 March 2011. With respect of Executive Directors (Mr. Navin Agarwal and Mr. D. D. Jalan), a performance based payment was made. The payment is based on both operational and financial performance of the Company.

4.	The Company’s parent / ultimate holding Company, Vedanta Resources Plc. has granted its stock options to Company’s Executive Directors. The fair value charge for the year in relation to option granted to Mr. Navin Agarwal is 16,357,682 and Mr. D. D. Jalan is 5,472,409. The options have a vesting period of three years from the date of granting.

5.	The Company has paid a sum of 7.03 lakhs and 4.08 lakhs for professional service, to M/s Junnarkar and Associates firms and J. Sagar and Associates firms, in which Mr. Sandeep Junnarkar and Mr. Berjis Desai respectively, are partners. The above amount is insignificant / not material when compared to the total legal expenses

6.	Mr. D. D. Jalan was appointed as a Whole-time Director and service contract executed for a period of 2 (two) years till 23 December 2010. It has been extended for a further period of two (2) years from 24 December 2010 to 23 December 2012. The appointment is subject to the shareholders approval.
Share / Debenture Transfer Committee
The Board of Directors have delegated the power to approve share / debenture transfers, transmission and consider split / consolidation requests to the Share / Debenture Transfer Committee. The Company’s Share / Debenture Transfer Committee were reconstituted with new members’ viz. Mr. Ramesh Nair, Chief Operating Officer, Mr. C. Prabhakaran, Associate Vice President — Finance and Mr. Rajiv Choubey, company Secretary and Head Legal. The Share / Debenture Transfer Committee met 16 times during the year.
Finance Standing Committee
The Finance Standing Committee (erstwhile Banking & Authorisation Committee) consisted of Directors and Officials of the Company, namely Mr. Navin Agarwal, Mr. Din Dayal Jalan, Mr. Tarun Jain, Mr. R. Kishore Kumar, Mr. Ramesh Nair and Mr. C. Prabhakaran. The Charter of the Committee authorises on behalf of the Company, any changes in authorised signatories for banking operations, delegation of powers for day to day excise and sales tax matters, authorisation to specific employees for certain contractual obligations and such other delegations as may be required. The Committee meet twice during the year. Mr. M. S. Mehta who was appointed as the CEO of the Company on 31 March 2011 has been included as an Executive Member of the Finance Standing Committee in place of Mr. R. Kishore Kumar.
SUBSIDIARY COMPANIES
Clause 49 defines a ‘material non-listed Indian subsidiary’ as an unlisted subsidiary, incorporated in India, whose turnover or net worth (i.e. paid up capital and free reserves) exceeds 20% of the consolidated turnover or net worth respectively, of the listed holding company and its subsidiaries in the immediately preceding accounting year.
As on 31 March 2011, the Company has no such material non-listed subsidiaries.
MANAGEMENT
Management Discussion and Analysis
This annual report has a detailed chapter on Management Discussion and Analysis.
Disclosures by Management to the Board
All disclosures relating to financial and commercial transactions where directors may have a potential interest are provided to the Board, and the interested directors do not participate in the discussion nor do they vote on such matters.
Disclosure of Accounting Treatment in Preparation of Financial Statements
Sterlite has followed the guidelines of accounting standards referred to in Section 211(3C) of the Companies Act, 1956 including Accounting Standard (AS)-30 on ‘Financial Instruments : Recognition and Measurement’ and Limited revision arising out of it in other Accounting Standards, issued by ‘The Institute of Chartered Accountants of India’.
Code of Prevention of Insider Trading Practices
In compliance with the SEBI regulation on prevention of insider trading, the Company has instituted a comprehensive code of conduct for its directors, management and officers. The code lays down guidelines, which advises them on procedures to be followed and disclosures to be made, while dealing with shares of company, and cautioning them of the consequences of violations. The code clearly specifies, among other matters, that the Directors and specified employees of the Company can trade in the shares of the Company only during ‘Trading Window Open Period’. The trading window is closed during the time of declaration of results, dividend and material events, etc. as per the Code. A yearly disclosure is taken from all the directors and Designated Employees of the Company.
The Company Secretary is the Compliance Officer.

CEO / CFO Certification
The CEO and CFO certification of the financial statements for the year is enclosed at the end of the report.
SHAREHOLDERS
Appointment / Re-appointment of Directors
Profile of Mr. Sandeep Junnarkar who retires by rotation is provided herewith.
Sandeep Junnarkar
Sandeep H. Junnarkar is our Non-Executive Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar and Associates. Prior to that, he was a partner at Messrs Kanga and Co. from 1981 until 2002.
Mr. Junnarkar specialises in banking and corporate law and regularly advises on all aspects of exchange control under the Foreign Exchange Management Act, 1999, as amended, or FEMA, and the Securities Contracts (Regulation) Act, 1956, or the SCRA. Mr. Junnarkar is Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society.
Directorship
Public Companies

1.	Everest Industries Limited	Director and Member — Audit and Remuneration Committee

2.	Excel Crop Care Limited	Director and Member — Remuneration Committee

3.	IL and FS Infrastructure Development Corpn. Limited	Director and Member — Remuneration Committee

4.	Jai Corp Limited	Director

5.	Jai Realty Ventures Limited	Director

6.	Reliance Industrial Infrastructure Limited	Director and Member — Audit Committee, Investor Grievance and Remuneration Committee

7.	Reliance Industrial Investments and Holdings Limited	Director

8.	Reliance Ports and Terminals Limited	Director

9.	Sterlite Energy Limited	Director and Member — Audit, Investor Grievance and Remuneration Committee

10.	Sunshield Chemicals Limited	Director

Private / Section 25 Company

1.	The Bombay Incorporated Law Society (a section 25 company)	Committee Member
Communication to Shareholders
Sterlite Industries (India) Ltd. puts forth key information about the Company and its performance, including quarterly results, official news releases, and presentations to analysts, on its website www.sterlite-industries.com regularly for the benefit / information of the public at large.
During the year, the quarterly results of the Company’s performance have been published in leading newspapers such as ‘The Economic Times’ in English and in one of the local Tamil dailies, i.e. in the vernacular. Hence, they are not separately sent to individual shareholders. Sterlite, however, furnishes the quarterly and half-yearly results on receipt of a request from any shareholder.
Investor Grievances and Shareholder Redressal
The Company has appointed, M/s. Karvy Computershare Private Limited, as its Registrar and Share Transfer Agent, who are fully equipped to carry out share transfer activities and redress investor complaints. Company Secretary is the Compliance Officer for redressal of all shareholder’s grievances.
Disclosure on Materially Financial and Commercial Transactions with Senior Management
Disclosures on materially significant related party transactions i.e., transactions of the Company of material nature, with its Promoters, the Directors or the management, their relatives, or subsidiaries, etc. that may have potential conflict with the interests of the Company at large.
None of the transactions with any of the related parties were in conflict with the interest of the Company. Attention of members is drawn to the disclosures of transactions with related parties as set out in Notes to Accounts — Note 34 of Schedule ‘21’ forming part of the Annual Report.
General Body Meetings
Date, time and venue for the last three annual general meetings are given in Table 7 below.
Table 7: Details of last three Annual General Meetings

Financial year	Meeting	Date	Time	Venue	Special Resolutions Passed
2007-08	AGM	22 August 2008	12 noon	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	None

2008-09	AGM	19 Sep. 2009	2.00 P.M.	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	Payment of Commission to the Non-Executive Directors of the Company for a period of five years w.e.f. 1 April 2009

2009-10	AGM	11 June 2010	12.30 P.M.	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	None
Postal Ballot
No resolution was passed during the financial year through Postal Ballot.
No resolution is proposed to be passed at the forthcoming Annual General Meeting through postal ballot.
Compliance
Mandatory Requirements
The Company is fully compliant with the applicable mandatory requirements of Clause 49.
Non-Mandatory Requirements
The details of compliance of the non-mandatory requirements are listed below.
Remuneration Committee
Details of the composition and function of the Remuneration Committee are given in the section ‘Committees of the Board’.
Shareholder Rights — furnishing of half-yearly results
Details of the shareholder’s rights in this regard are given in the section ‘Communication to Shareholders’.
Audit Qualifications
During the current financial year, there are no audit qualifications in the financial statements. The Company continues to adopt appropriate best practices in order to ensure unqualified financial statements.
Auditor’s Certificate on Corporate Governance
The Company has obtained a Certificate from the Statutory Auditors regarding compliance of conditions of corporate governance, as mandated in Clause 49. The certificate is annexed to this report.
Additional Shareholder’s Information
In the year June 2007, the Company issued 150,000,000 and in July 2009, the Company issued 131,906,011 American Depository Shares (ADS), which are listed and traded in the New York Stock Exchange (NYSE) of which 101,120,570 were outstanding as on 31 March 2011. In the event of stock split of face value from 2/- to 1/- each and Bonus in the ratio of 1:1, every four (4) equity shares represent one (1) ADR as on 31 March 2011. As of the year end there were 14 registered holders of the ADS’s. Citibank N.A., New York acts as the Depository for the ADS / ADR issued by the Comany.

Annual General Meeting

Date:	Saturday, 23 July 2011

Time:	12.30 P.M.

Venue:	Tamira Niketan
SIPCOT Industrial Complex
Madurai Bye pass Road, T. V. Puram P.O.
Tuticorin 628 002, Tamil Nadu
Financial Calendar
01 April to 31 March.
The tentative financial calendar for the year ending 31 March 2012 is given below.

Board Meetings for considering the quarterly results for the first three quarters for the financial year ending 31 March 2012	Within 45 days from the end of each quarter

Board Meeting for considering audited results for the last quarter and for the financial year ending 31 March 2012	Within 60 days from the end of the financial year
Book Closure
The books will be closed from Tuesday, 19 July 2011 to Saturday, 23 July 2011 as annual closure for the Annual General Meeting.
Dividend Date
The Board has recommended a dividend of 1.10 per share on increased capital following 1:1 bonus issue of 1 each fully paid up i.e. 110% for the year ended 31 March 2011, which would be payable on and after 27 July 2011 if approved, by the shareholders at the ensuing Annual General Meeting scheduled on Saturday, 23 July 2011.
Table 8: Dividend History for past ten years

					( in Crore)
Year of Dividend	Face Value	Dividend warrant dated	Percentage of dividend	Paid per Share in	Dividend Amount
2000-2001	5/-	12/12/01	110	5.5	30.56
2001-2002	5/-	04/10/02	95	4.75	17.06
2002-2003	5/-	29/09/03	110	5.5	19.76
2003-2004	5/-	01/10/04	60	3	21.54
2004-2005	5/-	08/09/05	60	3	32.93
2005-2006	2/-	25/09/06	62.5	1.25	69.84
2006-2007	2/-	11.12.2006	200.00	4.00	223.40
2007-2008	2/-	26.08.2008	200.00	4.00	283.40
2008-2009	2/-	24.09.2009	175.00	3.50	247.97
2009-2010	2/-	16.06.2010	187.50	3.75	315.15
Listing
Equity shares of Sterlite Industries (India) Ltd. are listed on the Bombay Stock Exchange Limited (BSE), Mumbai and National Stock Exchange of India Limited (NSE), Mumbai. The Company’s American Depository Receipts (ADR) are listed on New York Stock Exchange (NYSE), US.
Stock Codes
•	BSE:500900

•	NSE:STER / EQ

•	NYSE: SLT (for ADS)
The ISIN number (or demat number) for Equity Shares of the Company on both the NDSL and CDSL is INE268A01049.
The Company’s ADS carry CUSIP number 859737207.
All listing and custodial fees to the Stock Exchange and depositories have been paid to the respective institutions.
Stock Data
Table 9 below gives the monthly high and low prices and volumes of Sterlite Industries (India) Ltd’s equity shares at Bombay Stock Exchange Limited (BSE), the National Stock Exchange Limited (NSE) and the New York Stock Exchange, US (NYSE) for the year 2010-11.

Table 9: High and Low Prices, and Trading Volumes at the BSE and NSE

	Bombay Stock Exchange (BSE)				National Stock Exchange (NSE)			NYSE[1]
	High		Low	Volume	High	Low	Volume	High	Low	Volume
Month	()		()	(Nos.)	()	()	(Nos.)	(US$)	(US$)	(Nos.)
Apr 2010	892.00		786.00	7,021,673	889.00	785.10	1,873,563	19.92	17.74	1,396,400
May 2010	825.10		601.50	16,694,853	826.00	601.00	3,265,799	18.21	12.58	2,092,100
Jun 2010	699.80	*	163.25	28,503,061	701.00	164.20	4,982,369	16.00	12.78	1,748,200
Jul 2010	179.40		159.00	36,380,018	179.25	159.00	6,870,976	15.60	13.54	1,286,600
Aug 2010	180.90		148.80	44,098,696	181.65	149.00	7,952,162	15.79	12.60	1,872,900
Sep 2010	178.95		152.10	38,472,508	179.50	152.20	9,021,459	15.62	13.31	1,574,400
01/10/10	185		166	26418309	185.3	165.9	6474540	16.61	15.12	1436900
01/11/10	191.75		158	19989399	191.7	157.65	5067899	17.39	13.9	1095100
01/12/10	189.4		159.6	19164197	189.95	159.8	5166005	16.79	14.42	824900
01/01/11	195.9		157.05	25241026	195.95	156.9	7841685	17.29	14.21	1203700
01/02/11	174.8		152.55	16427508	175	152.1	5188187	14.99	13.73	111170
01/03/11	175.7		157.05	13529620	175.55	156	3705731	15.49	13.73	908300

*	Adjusted for split from 2/- per equity share to 1/- per equity share and bonus of 1:1. The shares of the Company has been trading ex-bonus on the stock exchange w.e.f. 21 June 2010.
Stock Performance
Chart ‘A’ plots the movement of Sterlite’s shares adjusted closing prices compared to the BSE Sensex.
Closing share price of Sterlite Industries and BSE Sensex/Nifty has been indexed to base 100 on 01 April 2010.
Chart ‘B’ plots the movement of Sterlite’s shares adjusted closing prices compared to the NIFTY.

Sterlite ADR price (US$) in last 1 year and volume in NYSE.
Share Transfer Agents and Share Transfer and Demat system
Sterlite executes share transfers through its share transfer agents, whose details are given below
Karvy Computershare Private Limited
Plot No. 17-24, Vittal Rao Nagar
Cyberabad, Madhapur, Hyderabad 500081
Tel.: +91-40-2342 0818
Fax: +91-40-4465 5000
Contact Person: Mr. K. S. Reddy
Email: einward.ris@karvy.com
In compliance with the SEBI circular dated 27 December 2002, requiring share registry in terms of both physical and electronic mode to be maintained at a single point, Sterlite has established direct connections with National Securities Depositories Limited (NSDL) and Central Depository Services (India) Limited (CDSL), the two depositories, through its share transfer agent.
Shares received in physical form are processed and the share certificates are returned within stipulated time from the date of receipt, subject to the documents being complete and valid in all respects. The Company has, as per SEBI guidelines, offered the facility for dematerialised trading.
The Company’s equity shares are under compulsory dematerialised trading. Shares held in the dematerialised form are electronically traded in the Depository. The registrar and the share transfer agent of the Company periodically receives data regarding the beneficiary holdings, so as to enable them to update their records and send all corporate communications, dividend warants, etc.

As on 31 March 2011, dematerialised shares accounted for 52.70 percent of total equity.
Reconciliation of Share Capital Audit Report
Pursuant to Clause 47 (c) of the Listing Agreement with the Stock Exchanges, certificate on half yearly basis, was issued by Mr. S Anand SS Rao, a Company Secretary, in Practice for due compliance of share transfer formalities by the Company. An audit was also carried by Mr. S Anand SS Rao to reconcile the total admitted capital with NSDL and CDSL and the total issued and listed capital. The audit confirms that the total issued / paid up capital is in agreement with the aggregate of the total number of shares in physical form and the total number of shares in dematerialised form (held with NSDL and CDSL).
The investor complaints is monitored on quarterly basis by Investor Grievances Committee. The Complaints are handled by Karvy Computer Share (P) Ltd. and the Company Secretary reviews the same. A snapshot of the same is given below in table 10.
Investor Complaints
Table 10: Number and nature of complaints for the year 2010-11

1.	Number of complaints received during the year from the investors comprising of Non-receipt of Dividend/Interest Warrants, Non-receipt of securities, Non-receipt of Annual Report, shares sent for transfer and transmission, complaints received from SEBI, etc.	1599
2	Number of complaints resolved	1599
3	Complaints Pending as at 31 March 2011	0
4	Number of cases of share Transfers pending for approval as at 31 March 2011	0
Shareholding Pattern
Table 11: Pattern of shareholding by ownership as on 31 March 2011

	No. of Equity Shares (Face value
	of shareholding 1/- each)	Shares held (%)
A. PROMOTERS HOLDING
PROMOTERS
Indian Promoters	103,429,928	3.08
Foreign Promoters	1,836,632,776	54.64
a) Banks, Financial Institutions, Insurance Companies (Central / State Govt. Institutions / Non-government, Institutions)	172712919	5.14
b) Foreign Institutional Investors (FII’s)	444542254	13.23
c) Foreign Direct Investment (FDI)	—	—
d) Mutual Funds (including UTI)	117556804	3.5
e) Private Corporate Bodies	192171455	5.72
f) Indian Public	131453633	3.91
g) NRI’s / OCB’s	5331882	0.16
h) Shares held by custodians against which Depository Receipts have been issued	271602884	8.08
Clearing Member	2851231	0.08
Trusts	71995194	2.14
Foreign Bodies — DR	10926574	0.33
Grand Total	3361207534	100.00%
Table 12: Pattern of shareholding by share class as on 31 March 2011

Shareholding class	Number of shareholders	Number of shares held	Shareholding (%)
Up to 5,000	2,17,221	6,50,65,486	1.94
5,001 to 10,000	2,319	1,65,73,176	0.49
10,001 to 15,000	967	1,38,88,974	0.41

Shareholding class	Number of shareholders	Number of shares held	Shareholding (%)
15,001 to 20,000	308	75,94,956	0.23
20,001 to 25,000	192	67,97,833	0.20
25,001 to 50,000	88	39,76,184	0.12
50,001 to 100,000	190	1,37,83,253	0.41
100,001 and above	556	279,64,36,936	83.20
Equity shares underlying ADSs	1	43,70,90,736	13.00
Total	2,21,842	336,12,07,534	100.00
Details of public funding obtained in the last three years and outstanding warrants / ADSs and their implications on Equity.
Table 13: Details of public funding obtained during the last three years and its implication on paid up Equity Share Capital —

Financial Year	Amt. raised through Public Funding	Effect on paid up Equity Share Capital
2007-08	Issue of 15,00,00,000 ADS each representing 1 Equity Share of face value of 2 each.	The number of paid up Equity Shares of the Company increased from 55,84,94,411 shares of 2 each to 70,84,94,411 shares of 2 each.

2008-09	Nil	Nil

2009-10	Issue of 13,19,06,011 ADS’s, each representing one equity shares of face value 2 each	The number of paid up equity shares of the Company increased from 70,84,94,411 shares of 2 each to 84,04,00,422 shares of 2 each*

2009-10	Issue of foreign currency Convertible Notes to the tune of US$ 500 million with a maturity of 5 years and conversion price of US$ 23.33 per ADS. The conversion rate is 42.868 per US$ 10,00 principal amount outstanding on FCCNs	Assuming full conversion of FCCNs the number of ADS that arise would be 2,14,31,633

*	The outstanding ADS as on 31 March 2011 is 10,11,20,570.
Plant Locations

Division	Location
Copper Anodes (Smelter), Refinery, Continuous Cast Copper Rods and Captive Power Plant	Tuticorin (Tamil Nadu)

Copper Cathodes (Refinery) and Continuous Cast Copper Rods	Chinchpada (Silvassa, Union Territory of Dadra and Nagar, Haveli)

Continuous Cast Copper Rods	Piparia (Silvassa, Union Territory of Dadra and Nagar, Haveli)
Investor Correspondence Address

For shares held in physical form	For Shares held in dematerialised form
Karvy Computershare Private Limited	To the Depository Participant
Plot No. 17-24, Vittal Rao Nagar
Cyberabad, Madhapur, Hyderabad 500081
Tel.: +91-40-2342 0818
Fax: +92-40-4465 5000
Contact Person: Mr. K. S. Reddy
Email: einward.ris@karvy.com

Compliance Officer for Investor Redressal
Mr. Rajiv Choubey
Company Secretary
Sterlite Industries (India) Ltd.
SIPCOT Industrial Complex

Madurai Bye-pass Road, T. V. Puram P.O.
Tuticorin 628 008, Tamil Nadu, INDIA
Tel.: +91-461-661 2591
Fax: +91-461- 234 0203
Email: comp.sect@vedanta.co.in
Transfer of unclaimed dividend to Investor Education and Protection Fund (IEPF)
As per the provisions of Sec. 205A(5) of the Companies Act, 1956 all unpaid / unclaimed for a period of seven years from the date of transfer to ‘Unpaid Dividend Account’ of the Company is credited to the Investor Education and Protection Fund.
(i)	Following table gives information relating to outstanding dividend accounts and due dates for claiming.

		Last date for	Amount outstanding
Financial Year	Date of declaration	claiming dividend	as on 31 March 2011
2003-2004	01/10/04	30/09/11	1165014
2004-2005	08/09/05	07/09/12	1140920
2005-2006	25/09/06	24/09/13	2013838
2006-2007 (Interim and Final)	11/12/06	10/12/13	5711952
2007-2008	26/08/08	25/08/15	5560248
2008-2009	24/09/09	23/09/16	4554869
2009-2010	16/06/10	15/06/17	5504514
(ii)	Following amounts have been transferred to IEPF during the year.

	Date of	Due Date for	Date of	Amount
Particulars	Warrant	transfer	Transfer	transferred in
2002-2003 (Interest on NCD)	31.03.03	30.04.2010	28.04.10	24,69,856
2002-2003 (Dividend)	29.09.03	21.10.2010	19.10.10	18,17,252
2003-2004 (Interest on NCD)	16.02.04	14.03.2011	08.03.11	1,89,74,376
For and on behalf of the Board of Directors
Anil Agarwal
Chairman
Place: Mumbai
Date: 25 April 2011
CEO and CFO Certification
We, M. S. Mehta, Chief Executive Officer and Mr. D. D. Jalan, Chief Financial Officer of Sterlite Industries (India) Ltd., to the best of our knowledge and belief, certify that:
1.	We have reviewed the balance sheet and profit and loss account, Cash Flow Statement and all its schedules etc. for the year ended 31 March 2011, and confirm that:

2.a)	Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit a material fact or contain statements that might be misleading;
b)	Based on our knowledge and information, the financial statements, present in all material respects, a true and fair view of,

the Company’s affairs and are in compliance with the existing accounting standards and / or applicable laws and regulations.
2.	To the best of our knowledge and belief, no transactions entered into by the Company during the period are fraudulent, illegal or violate the Company’s code of conduct.

3.	We are responsible for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of the internal control systems of the Company, and we have:
a)	designed such controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the Company’s disclosure, controls and procedures; and
4.	We confirm that:
a)	There are no deficiencies in the design or operation of internal controls, which could materially adversely affect the Company’s ability to record, process, summarise and report financial data;

b)	There are no significant changes in internal controls during the period;

c)	All significant changes in accounting policies during the year have been disclosed in the notes to the financial statements; and

d)	There are no instances of significant fraud of which we are aware, that involves management or other employees who have a significant role in the Company’s internal controls system.
5.	We affirm that we have not denied any personnel, access to the Audit Committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to ‘whistle blowers’ from unfair termination and other unfair or prejudicial employment practices.

Place: Mumbai	M. S. Mehta	D. D. Jalan

Date: 25 April 2011	Chief Executive Officer	Chief Financial Officer
Certification on Code of Conduct and Ethics by CEO of the Company
I, M. S. Mehta, Chief Executive Officer of Sterlite Industries (India) Ltd., hereby declare that:
The Company has obtained from all the members of the Board and Senior Management, affirmation that they have complied with the Code of Business Conduct and Ethics for Directors and Senior Management in respect of the financial year 2010-11.

Place: Mumbai	M. S. Mehta

Date: 25 April 2011	Chief Executive Officer
Certificate on Corporate Governance
To
The Members of Sterlite Industries (India) Limited
1.	We have examined the compliance of conditions of Corporate Governance by Sterlite Industries (India) Limited (the “Company”), for the financial year ended 31 March 2011, as stipulated in Clause 49 of the Listing Agreement of the said Company with the stock exchanges.

2.	The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to the review of the procedures and implementations thereof, adopted by the Company for ensuring the compliance of the conditions of the

Corporate Governance. It is neither an audit nor expression of opinion on the financial statement of the Company.

3.	In our opinion and to the best of our information and according to the explanations given to us and based on the representations made by the directors and the management, we certify that the Company has complied in all material respect with the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement.

4.	We state that such compliance is neither an assurance as to future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah	For Deloitte Haskins & Sells
Chartered Accountants	Chartered Accountants
(Registration No: 101720W)	(Registration No: 117366W)

R. KORIA	SHYAMAK R. TATA
Partner	Partner
Membership No. 35629	Membership No. 38320
Place: Mumbai
Date: 25 April 2011
Secretarial Audit Report
The Board of Directors Sterlite Industries (India) Limited
I have examined the registers, records and documents of Sterlite Industries (India) Limited (“the Company”) for the financial year ended on 31 March 2011 according to the provisions of:
•	The Companies Act, 1956 and the Rules made under that Act;

•	The Depositories Act, 1996 and the Regulations and Bye-laws framed under that Act;

•	The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 (‘SEBI Act’)
—	The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997;

—	The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;

—	The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;

—	The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999;

—	The Securities Contracts (Regulation) Act, 1956 (‘SCRA’), the Rules made under that Act; and

—	The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;
•	The Equity Listing Agreements with Bombay Stock Exchange Limited, National Stock Exchange of India Limited, New York Stock Exchange and Debt Listing Agreements with National Stock Exchange of India Limited and Bombay Stock Exchange Limited.

1.	Based on my examination and verification of the registers, records and documents produced to me and according to the information and explanations given to me by the Company, I report that the Company has, in my opinion, complied with the provisions of the Companies Act, 1956 (“the Act”) and the Rules made under the Act and the Memorandum and Articles of Association of the Company, with regard to:
(a)	maintenance of various statutory registers and documents and making necessary entries therein;

(b)	closure of the Register of Members / Debenture holders;

(c)	forms, returns, documents and resolutions required to be filed with the Registrar of Companies and Central Government;

(d)	service of documents by the Company on its Members, Debenture holders, Debenture Trustees, Auditors and the Registrar of Companies;

(e)	notice of Board meetings and Committee meetings of Directors;

(f)	the meetings of Directors and Committees of Directors including passing of resolutions by circulation;

(g)	the 35th Annual General Meeting held on 11 June 2010;

(h)	minutes of proceedings of General Meetings and of Board and its Committee meetings;

(i)	approvals of the Members, the Board of Directors, the Committees of Directors and government authorities, wherever required;

(j)	constitution of the Board of Directors / Committee(s) of Directors and appointment, retirement and re-appointment of

Directors including the Managing Director and Whole-time Directors;

(k)	payment of remuneration to the Directors including the Managing Director and Whole-time Directors;

(l)	appointment and remuneration of Auditors and Cost Auditors;

(m)	transfers and transmissions of the Company’s shares and debentures, issue and allotment of shares and debentures and issue and delivery of original and duplicate certificates of shares and debentures;

(n)	payment of interest on debentures and redemption of debentures;

(o)	declaration and payment of dividends;

(p)	transfer of certain amounts as required under the Act to the Investor Education and Protection Fund;

(q)	borrowings and registration, modification and satisfaction of charges;

(r)	investment of the Company’s funds including inter corporate loans and investments and loans to others;

(s)	giving guarantees in connection with loans taken by subsidiaries and associate companies;

(t)	form of balance sheet as prescribed under Part I of Schedule VI to the Act and requirements as to Profit and Loss Account as per Part II of the said Schedule;

(u)	Board’s report;

(v)	contracts, common seal, registered office and publication of name of the Company; and

(w)	generally, all other applicable provisions of the Act and the Rules made under that Act.

(x)	the Company has not accepted any fixed deposits and hence provisions of Sections 58A and 58AA and Rules framed thereunder are not applicable to the Company.
2.	I further report that:
(a)	the Directors have complied with the requirements as to disclosure of interests and concerns in contracts and arrangements, shareholdings / debenture holdings and directorships in other companies and interests in other entities;

(b)	the Directors have complied with the disclosure requirements in respect of their eligibility of appointment, their being independent and compliance with the code of Business Conduct & Ethics for Directors and Management Personnel;

(c)	the Company has obtained all necessary approvals under the various provisions of the Act; and

(d)	there was no prosecution initiated and no fines or penalties were imposed during the year under review under the Companies Act, SEBI Act, SCRA, Depositories Act, Listing Agreement and Rules, Regulations and Guidelines framed under these Acts against / on the Company, its Directors and Officers.
3.	I further report that the Company has complied with the provisions of the Depositories Act, 1996 and the Bye-laws framed thereunder by the Depositories with regard to dematerialisation / rematerialisation of securities and reconciliation of records of dematerialised securities with all securities issued by the Company.

4.	I further report that:
(a)	the Company has complied with the requirements under the Equity Listing Agreements entered into with the Bombay Stock Exchange Limited and the Debt Listing Agreements with National Stock Exchange of India Limited and Bombay Stock Exchange Limited;

(b)	the Company has complied with the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 including the provisions with regard to disclosures and maintenance of records required under the Regulations;

(c)	the Company has complied with the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 including the provisions with regard to disclosures and maintenance of records required under the Regulations;

(d)	the Company has not issued any Stock Options and hence the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 with regard to implementation of Employee Stock Option Scheme, grant of Options and other aspects are not applicable; and

(e)	the Company has complied with the provisions of the Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008.
Dr. K R Chandratre
 Practising Company Secretary
Certificate of Practice No. 5144
Date: 25 April 2011

AUDITOR’S REPORT
To,
THE MEMBERS OF STERLITE INDUSTRIES (INDIA) LIMITED
1.	We have audited the attached Balance Sheet of ‘STERLITE INDUSTRIES (INDIA) LIMITED’ (“the Company”), as at 31st March, 2011, the Profit and Loss Account and also the Cash Flow Statement of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	As required by the Companies (Auditor’s Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act 1956, we enclose in the Annexure a statement on the matters specified in the paragraphs 4 and 5 of the said order.

4.	Further to our comments in the Annexure referred to in paragraph 3 above, we report that:
a)	We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

b)	In our opinion, proper books of account, as required by law, have been kept by the Company so far as appears from our examination of those books;

c)	The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

d)	In our opinion, the Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956. Additionally, the Company has chosen to early adopt Accounting Standard 30, “Financial Instruments: Recognition and Measurement” and limited revisions arising out from the Announcement of the Institute of Chartered Accountants of India on 29th March, 2008 as stated in Note 6 of Schedule 21;

e)	On the basis of the written representations received from the directors as on 31st March, 2011 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2011 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956;

f)	In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2011;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For CHATURVEDI & SHAH Chartered Accountants (Registration No.: 101720W)	For DELOITTE HASKINS & SELLS Chartered Accountants (Registration No.: 117366W)

R. KORIA Partner Membership No. 35629	SHYAMAK R. TATA Partner Membership No. 38320

MUMBAI, 25th APRIL, 2011
ANNEXURE TO AUDITOR’S REPORT
(Referred to in paragraph 3 of our report of even date)
(i)	In respect of its fixed assets:

(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)	The Company has a programme of physical verification of its fixed assets in a three year period which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with such programme, the fixed assets were physically verified by the Management during the year and no material discrepancies were noticed.

(c)	In our opinion and according to the information and explanations given to us, the Company has not made any substantial disposal of fixed assets during the year and going concern status of the Company is not affected.
(ii)	In respect of its inventories:
(a)	As explained to us, inventory has been physically verified during the year by the management at reasonable intervals.

(b)	In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c)	In our opinion, and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.
(iii)	In respect of loans, secured or unsecured, granted by the Company to companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act,1956, according to the information and explanations given to us:
(a)	The Company has granted loans to two parties during the year. At the year-end, the outstanding balances of such loans aggregated 12,120.01 Crore and the maximum amount involved during the year was 15,081.50 Crore.

(b)	In our opinion, the rate of interest and other terms and conditions of such loans are, prima facie not prejudicial to the interest of the Company.

(c)	The loans given were not due for repayment at year end. In respect of payment of interest, these parties have been generally regular in payment. In respect of one of these parties, interest amounting to 81.40 Crore was due and outstanding at year end.

(d)	The loans given were not due for repayment, therefore the question of overdue principal amount does not arise. There was no overdue interest at the year end except from one party amounting to 81.40 Crore and reasonable steps have been taken by the Company for the recovery of the same.

(e)	The Company has not taken any loans, secured or unsecured from companies, firms and other parties covered in the Register maintained under Section 301 of the Companies Act, 1956, hence requirement of clauses 4(iii)(f) and (g) of the Companies (Auditor’s Report) Order, 2003 are not applicable.
(iv)	In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory and fixed assets and for the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weakness in such internal control system.

(v)	In respect of contracts or arrangements entered in the Register maintained in pursuance of Section 301 of the Companies Act, 1956, to the best of our knowledge and belief and according to the information and explanations given to us:
(a)	The particulars of contracts or arrangements referred to in Section 301 that needed to be entered in the Register maintained under the said Section have been so entered.

(b)	Where each of such transaction is in excess of 5 lakhs in respect of any party, the transactions have been made at prices which appear reasonable as per information available with the Company.
(vi)	In our opinion and according to the information and explanations given to us, the Company has not accepted any deposit from the public and hence directives issued by the Reserve Bank of India and the provisions of Section 58A and 58AA of the Companies Act, 1956 and rules framed there under are not applicable for the year under audit.

(vii)	In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.

(viii)	The Central Government has prescribed maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 in respect of manufacture of copper, sulphuric Acid and generation of electricity. We have broadly reviewed the accounts and records maintained by the Company in this connection and are of the opinion that prima facie, the prescribed accounts and records have been maintained and are being made. We have, however, not made a detailed examination of the records with a view to determining whether they are accurate or complete.

(ix)	According to the information and explanations given to us, and the records of the Company examined by us:
a)	The Company has generally been regular in depositing with appropriate authorities undisputed statutory dues, including Provident Fund, Investor Education and Protection Fund, Employees’ State Insurance, Income-tax, Sales-tax, Wealth tax, Service Tax, Custom Duty, Excise Duty and any other material statutory dues applicable to it.
Further, since the Central Government has till date not prescribed the amount of cess payable under section 441A of the Companies Act, 1956, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.

b)	There were no undisputed amounts payable in respect of Income Tax, Sales Tax, Wealth Tax, Excise Duty and other material statutory dues in arrears as at 31st March, 2011 for a period of more than six months from the date they became payable, except 1.01 Crore in respect of Investor Education and Protection Fund, which is held in abeyance due to pending legal case and 3.96 Crore in respect of Custom Duty, which is pending further appeal by the Company.

c)	Details of dues of Income-tax, Sales Tax, Wealth Tax, Service Tax, Custom Duty and Excise Duty which have not been deposited as on 31st March, 2011 on account of disputes are given below:

	Nature of		Period to which	Amount involved
Statute	Dues	Forum where Dispute is pending	amount relates	( in Crore)
Income-Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	1989-90 to 1998-1999	11.26
		Income Tax Appellate Tribunal	2002-2003	0.10
		Commissioner of Income Tax (Appeals)	2000-2001	0.83
		Income Tax Appellate Tribunal	2003-2004	30.36
Service-Tax Under Finance Act, 1994	Service Tax	Custom Excise Service-Tax Appellate Tribunal	2002-2003 to 2006-2007	15.73
		Commissioner Central Excise (Appeals)	2005-2006 to 2006-2007	0.05
		Custom Excise Service Tax Appellate Tribunal	2006-2007 to 2008-2009	2.79
Central Excise Act, 1944	Excise Duty	Custom Excise Service Tax Appellate Tribunal	1993-1994 to 2007-2008	38.23
		High Court	1995-1996 & 1996-1997	0.04
		Commissioner Central Excise (Appeals)	2001-2002 & 2008-2009	0.12
Tamilnadu General Sales-Tax Act, 1959	Sales-Tax	High Court	1997-1998 & 1998-1999	2.05
Central Sales Tax Act, 1956	Sales-Tax	High Court	1996-1997 to 2000-2001	2.21
Tamilnadu VAT Act, 2007	Sales-Tax	Deputy Commissioner of Commercial Tax (Appeals)	2006-2007	3.01
Tamil Nadu Tax and Consumption or Sale of Electricity Act, 2003	Generation Tax	High Court	2003-2004 to 2008-2009	14.81
Customs Act, 1962	Custom Duty	Custom Excise Service Tax Appellate Tribunal	2004-2005	6.23

	Nature of		Period to which	Amount involved
Statute	Dues	Forum where Dispute is pending	amount relates	( in Crore)
		Total		127.82
(x)	The Company does not have accumulated losses at the end of financial year. It has not incurred any cash losses during the financial year covered by the audit and in the immediately preceding financial year.

(xi)	In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

(xii)	According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debenture and other securities.

(xiii)	In our opinion, the Company is not a chit fund, a nidhi or a mutual benefit fund/ society. Therefore, the provisions of Clause 4 (xiii) of the Companies (Auditor’s Report) Order 2003 are not applicable.

(xiv)	In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in shares, securities, debentures & other investments. The Company has maintained proper records of transactions and contracts in respect of shares, securities, debentures and other investments and timely entries have been made therein. All shares, securities, debentures and other investments have been held by the Company in its own name.

(xv)	According to the information and explanations given by the management, the Company has given guarantees for loans taken by others from banks and financial institutions as mentioned in note 31(e) of Schedule 21. The guarantees outstanding as at year end are for subsidiary companies and an associate company, which according to the information and explanations given to us, are prima facie not prejudicial to the interest of the Company.

(xvi)	According to the information and explanations given to us, no term loans were raised during the year by the Company therefore question of utilization for stated purpose does not arise.

(xvii)	On the basis of review of utilization of funds, which is based on overall examination of the Balance Sheet of the Company as at 31st March, 2011, related information as made available to us and as represented to us by the Management, we are of the opinion that funds raised on short-term basis have not prima facie been used during the year for long-term investment.

(xviii)	During the year the Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Companies Act, 1956.

(xix)	The Company has not issued any secured debentures during the year under audit.

(xx)	We have verified the end use of moneys raised by right issues of equity shares and American Depository Shares (ADS) represented by equity shares and the same has been disclosed in note no. 17 (i) and (ii) respectively, of Schedule 21 to notes forming part of the accounts.

(xxi)	According to the information and explanations given by the management, we report that no material fraud on or by the Company has been noticed or reported during the course of our audit.

For CHATURVEDI & SHAH Chartered Accountants (Registration No.: 101720W)	For DELOITTE HASKINS & SELLS Chartered Accountants (Registration No.: 117366W)

R. KORIA Partner Membership No. 35629	SHYAMAK R. TATA Partner Membership No. 38320

MUMBAI, 25th APRIL, 2011

Balance Sheet
As at 31 March 2011

( in Crore)
					As at		As at
				Schedule	31 March 2011		31 March 2010
I.	Sources of Funds
	1.		Shareholders’ Funds
			Share Capital	1	336.12		168.08
			Reserves & Surplus	2	22,892.78		22,100.00
						23,228.90	22,268.08
	2.		Loan Funds
			Secured Loans	3	1,569.44		100.00
			Unsecured Loans	4	4,191.59		5,222.20
						5,761.03	5,322.20
	3.		Deferred Tax Liability (Net)			432.86	363.81
			(Refer Note Number 36 of Schedule 21)
Total						29,422.79	27,954.09

II.	Application of Funds
	1.		Fixed Assets	5
			Gross Block		2,972.76		2,981.87
			Less: Depreciation and Impairment		1,505.55		1,421.05
			Net Block		1,467.21		1,560.82
			Capital Work-in-Progress		720.35		265.81
						2,187.56	1,826.63
	2.		Investments	6		6,237.85	10,984.17
	3.		Current Assets, Loans and Advances
			Inventories	7	3,189.87		1,994.04
			Sundry Debtors	8	797.98		385.11
			Cash and Bank Balances	9	1,891.28		2,284.91
			Other Current Assets	10	87.97		113.91
			Loans & Advances	11	18,885.95		12,136.15
					24,853.05		16,914.12
		Less:	Current Liabilities & Provisions	12
			Current Liabilities		3,222.44		1,104.81
			Provisions		633.23		666.02
					3,855.67		1,770.83
			Net Current Assets			20,997.38	15,143.29

Total						29,422.79	27,954.09

Notes forming part of Accounts				21
Schedules 1 to 21 form integral part of accounts

As per our report of even date		For and on behalf of the Board of Directors

For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants	Navin Agarwal Executive Vice Chairman	M. S. Mehta Chief Executive Officer

R. Koria Partner	Shyamak R. Tata Partner	D. D. Jalan Whole Time Director & Chief Financial Officer	Rajiv Choubey Company Secretary
Place: Mumbai
Dated: 25 April 2011

Profit and Loss Account
For the year ended 31 March 2011

( in Crore)
			Year Ended		Year Ended
		Schedule	31 March 2011		31 March 2010
I.	Income
	Turnover		16,253.88		13,676.47
	Less: Excise Duty Recovered on Sales		958.88		562.19
	Net Turnover			15,295.00	13,114.28
	Other Income	13		1,624.09	1,135.58
	Variation in Stock	14		296.00	339.79
Total				17,215.09	14,589.65
II.	Expenditure
	Purchases of Traded Goods			17.20	93.22
	Manufacturing and other expenses	15		14,606.13	12,547.59
	Personnel	16		88.57	77.28
	Selling & Distribution	17		86.83	91.90
	Administration & General	18		111.97	144.44
	Interest & Finance charges	19		277.46	263.25
Total				15,188.16	13,217.68
	Profit before exceptional items, depreciation and tax			2,026.93	1,371.97
	Depreciation, Amortisation and impairment			152.65	150.64
	Profit before exceptional items and tax			1,874.28	1,221.33
	Exceptional Items	20		—	273.53
	Profit Before Tax			1,874.28	947.80
	Provision for current tax [including wealth tax of 0.16 Crore (Previous Year 0.15 Crore)]			381.42	110.90
	Provision for deferred tax expense			75.04	30.16
	Deferred Tax provision for earlier years written back			(5.99)	—
	MAT Credit Reversal / (Entitlement)			4.10	(7.48)
	Income Tax Provision Related to Earlier Years Written Back			—	(17.28)
	Profit After Tax			1,419.71	831.50
	Balance brought forward from previous year			2,590.98	2,683.41
	Amount available for appropriation			4,010.69	3,514.91
	Appropriations
	Transfer (from)/ to Debenture Redemption Reserve			(8.50)	2.90
	General Reserve			500.00	500.00
	Proposed Dividend on Equity Shares			369.73	315.15
	Tax on Proposed Dividend			59.98	52.34
	Additional dividend for previous year			—	46.17
	Tax on additional dividend for previous year			—	7.37
	Balance carried to the Balance Sheet			3,089.48	2,590.98
Total				4,010.69	3,514.91
	Earnings (in ) per Share of 1 each
	— Basic			4.22	2.60
	— Diluted			3.81	2.46
	(Refer Note Number 35 of Schedule 21)
	Notes forming part of Accounts	21
Schedule 1 to 21 form integral part of accounts

As per our report of even date		For and on behalf of the Board of Directors

For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants	Navin Agarwal Executive Vice Chairman	M. S. Mehta Chief Executive Officer

R. Koria Partner	Shyamak R. Tata Partner	D. D. Jalan Whole Time Director & Chief Financial Officer	Rajiv Choubey Company Secretary
Place: Mumbai

Dated: 25 April 2011
Cash Flow Statement

					( in Crore)
		Year Ended		Year Ended
		31 March 2011		31 March 2010
A.	Cash flow from Operating Activities
	Net profit before tax		1,874.28		947.80
	Adjusted for:
	— Depreciation, Amortisation and impairment	152.65		150.64
	— Dividend Income	(181.93)		(296.84)
	— Interest Income	(923.93)		(602.54)
	— Interest & Finance Charges	277.46		263.25
	— Provision for doubtful debts / advances	3.28		—
	— Unclaimed Liabilities written back	(1.37)		(3.99)
	— (Profit) on Sale of Current Investment (Net)	(49.51)		(85.75)
	— Loss on Sale / Discarding of Assets (Net)	1.38		0.47
	— Bad Debts and advances Written Off	16.00		20.74
	— Unrealised exchange Loss / (Gain) (Net)	(107.74)		(24.21)
	— Gain on Mark to market of Current Investments	(90.12)		(20.54)
	— Gain on fair valuation of embedded derivatives	(320.59)	(1,224.42)	(74.98)	(673.75)
	Operating profit before working capital changes		649.86		274.05
	Adjusted for:
	— Trade and other receivables	(840.91)		297.24
	— Inventories	(1,195.83)		(587.14)
	— Trade payables	2,048.44		49.08
			11.70		(240.82)
	Cash generation from operations		661.56		33.23
	Direct taxes paid / Refund received		(396.45)		(161.28)
	Net cash flow from / (used in) Operating Activities		265.11		(128.05)

			( in Crore)
		Year Ended	Year Ended
		31 March 2011	31 March 2010
B.	Cash flow used in Investing Activities
	Purchase of Fixed Assets & Capital Work in Progress	(488.09)	(329.78)
	Sale of Fixed Assets	0.35	3.40
	Purchase of Current Investments	(81,382.51)	(100,106.56)
	Sale of Current Investments	86,189.46	100,830.07
	Redemption / (Investment) of debentures & Equity Shares in subsidiaries	66.38	109.74
	Movement of loans	(498.21)	(8,966.45)
	Payment towards Share application money in subsidiary	—	(400.00)
	Interest Received	868.75	457.78
	Dividend Received on Investments	181.93	296.84
	Loan to Subsidiary to facilitate acquisition of new companies (refer note 4)	(5,750.35)	—
	Fixed Deposits held for more than three months (Placed)	(1,894.50)	(2,188.95)
	Fixed Deposits held for more than three months (Matured)	2,270.26	1,670.00
	Net cash flow (used in) Investing Activities	(436.53)	(8,623.91)

C.	Cash flow from Financing Activities
	Net Proceeds from issue of share capital including share premium	—	7,734.60
	Share issue expenses (Net)	(1.59)	(81.72)
	Interest and finance charges paid	(202.49)	(225.64)
	Proceeds from long term loans	11.31	2,330.79
	Repayment of long term loans	(71.00)	(33.47)
	Short-term loans (Net)	784.47	(600.95)
	Dividend paid	(367.15)	(343.53)
	Net Cash flow from Financing Activities	153.55	8,780.08
	Net Increase / (decrease) in cash and cash equivalent	(17.87)	28.12
	Opening balance of cash and cash equivalent	95.96	67.84
	Closing balance of cash and cash equivalent	78.09	95.96
	Add: Fixed Deposits held for more than three months	1,813.19	2,188.95

		( in Crore)
	Year Ended	Year Ended
	31 March 2011	31 March 2010

Closing Cash and bank balance as per Schedule 9	1,891.28	2,284.91

Notes:

1)	The above Cash Flow Statement has been prepared under the “Indirect Method“ as set out in Accounting Standard-3 “Cash Flow Statement”.

2)	Cash and cash equivalent Includes amount lying in Margin money Account amounting to 6.12 Crore (Previous Year 6.03 Crore) and matured Dividend / Debenture / Debenture Interest Accounts amounting to 3.2 Crore (Previous Year 5.03 Crore).

3)	The figures of previous year have been recast, rearranged and regrouped wherever considered necessary.

4)	Loan to Subsidiary to facilitate acquisition of new Companies of 5,750.35 Crore relates to the loan given by the Company to one of its wholly owned subsidiary for acquisition of zinc entities in Namibia and Ireland.
As per our report of even date                                    For and on behalf of the Board of Directors

For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants	Navin Agarwal Executive Vice Chairman	M. S. Mehta Chief Executive Officer

R. Koria Partner	Shyamak R. Tata Partner	D. D. Jalan Whole Time Director & Chief Financial Officer	Rajiv Choubey Company Secretary

Place: Mumbai Dated: 25 April 2011
Schedules Forming Part of the Balance Sheet
Schedule 1
Share Capital:

	( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Authorised:
5,00,00,00,000 Equity Shares of 1 each (Previous Year 92,50,00,000 Equity Shares of 2 each)	500.00	185.00
	500.00	185.00
Issued, Subscribed & Paid-up:
336,12,07,534 (Previous Year 84,04,00,422) Equity Shares of 1 (Previous Year 2) each fully paid-up	336.12	168.08
Less: Unpaid Allotment Money / Calls in Arrears (other than Directors)	0.00	0.00
(Current Year 11,790) (Previous Year 11,790)
Total	336.12	168.08

Notes:

1.	Of the above equity shares:
(a)	2,10,000 Equity Shares of 10 each were allotted as fully paid-up pursuant to a contract without payment being received in cash before buy back, extinguishment, sub-division and issue of bonus shares.

(b)	232,43,52,742 Equity Shares of 1 each (Previous Year 32,19,73,026 Equity Shares of 2 each) were allotted as fully paid-up bonus shares by way of capitalisation of General Reserve and Security Premium.

(c)	27,33,675 Equity Shares of 10 each were allotted pursuant to scheme of Amalgamation without payment being received in cash before buy back, extinguishment, sub-division and issue of bonus shares.

(d)	40,99,400 Equity Shares were allotted as fully paid upon conversion of 50,000 Foreign Currency Convertible Bonds before sub-division and issue of bonus shares.

(e)	10,92,72,684 (Previous Year 12,49,92,080) American Depository Shares (ADS) representing 43,70,90,736 underlying equity shares of 1 each (Previous Year 12,49,92,080 of 2 each) post bonus and split during the year. One (1) American Depository Share represents Four (4) Equity Shares of 1 each.

2.	Refer Note Number 3 of Schedule 21 in respect of reduction of Issued, Subscribed and Paid-up capital and Refer Note Number 2 of Schedule 21 in respect of sub-division and issue of bonus shares.

3.	Of the above equity shares, 183,66,32,776 (Previous Year 45,31,23,492) equity shares (including equity shares representing ADS) are held by Company’s holding company and 10,24,53,600 (Previous Year 2,56,13,400) by a fellow subsidiary of the Company.
Schedule 2
Reserves & Surplus:

	As at		As at
	31 March 2011		31 March 2010
Capital Reserve
As per last Balance Sheet		1.71	1.71
Preference Share Redemption Reserve
As per last Balance Sheet		76.88	76.88
Debenture Redemption Reserve:
As per last Balance Sheet	20.50		17.60
Add / (Less): Transferred from / to Profit & Loss Account	(8.50)		2.90
		12.00	20.50
Security Premium Account
As per last Balance Sheet	18,261.13		10,634.63
Add: Received during the year	—		7,708.22
	18,261.13		18,342.85
Less: Issue of Fully paid-up Bonus Shares	168.04		—
(Add)/Less: Share Issue expenses	(2.49)		81.72
	18,095.58		18,261.13
Less: Unpaid Share Premium	0.03		0.03
		18,095.55	18,261.10
Hedging Reserve Account
As per Last Balance Sheet	52.06		(81.05)
Add/(Less): Amount reversed on settlement of hedge contracts	(52.06)		81.05
Add: Transferred during the year	33.24		52.06
		33.24	52.06
General Reserve:
As per last Balance Sheet	1,064.17		564.17
Add: Transferred from Profit & Loss Account	500.00		500.00
	1,564.17	1,564.17	1,064.17
Investment Revaluation Reserve
As per last Balance Sheet	32.60		0.82
Add/(Less): Adjustment for the year on account of change in fair value of Available for Sale Investment	(12.85)		31.78
		19.75	32.60
Profit & Loss Account		3,089.48	2,590.98
Total		22,892.78	22,100.00
Schedule 3
Secured Loans:

	(in Crore)
	As at	As at
	31 March 2011	31 March 2010
(A) Redeemable Non-convertible Debentures	60.00	100.00
(B) Buyer’s Credit from banks*	1,509.44	—
TOTAL	1,569.44	100.00

*	net of arrangement fees paid in advance.

Notes:

i)	Debentures referred at (A) above are secured by a first charge on pari passu basis in favour of the Trustees for the Debentures on the immovable properties situated at Tuticorin in the State of Tamil Nadu; Lonavala and Pune in the State of Maharashtra, Chinchpada in the Union Territory of Dadra and Nagar Haveli and Mouje Chatral of Kalol Taluka, District Gandhinagar, Gujarat. As on 31 March 2011, 8.24% debentures are due for redemption on 10 April 2013.

ii)	Buyer’s Credit at (B) above are secured by way of first charge by hypothecation on the entire Stock of raw materials, goods in process and all semi-finished, finished, manufactured articles together with stores and spares and future book debts, receivables, claims and outstanding bills etc. and such charge in favour of the banks ranking pari passu inter se, without any preference or priority to one over the other. The charge on the above assets is yet to be created.

iii)	Amount due within one year 1,509.44 Crore (Previous Year Nil).
Schedule 4
Unsecured Loans:

			( in Crore)
			As at	As at
			31 March 2011	31 March 2010
A.	Deferred Sales Tax Liabilities		78.33	68.76
B.	4% Convertible Senior note of US$ 1,000 per note (Refer Note Number 18 of Schedule 21)		1,992.19	2,222.55
C.	Loans from Banks
	(i)	Foreign Currency Loans	—	90.28
	(ii)	Rupee Loans	24.75	55.75
D.	Loans from Others		1,174.54	—
E.	Buyer’s Credit from banks*		921.78	2,784.86
Total			4,191.59	5,222.20

*	net of arrangement fees paid in advance.

Notes:

1)	Amount due within one year 2,117.94 Crore (Previous Year 2,906.14 Crore).

2)	Loans in D above represents commercial paper at the end of the year of 1,174.54 Crore (Previous Year Nil). Maximum amount outstanding at any time during the year was 2,474.54 Crore (Previous Year 1,239.73 Crore).
Schedule 5
Fixed Assets:

(in Crore)
									Net Block Before
	GROSS BLOCK				DEPRECIATION				Impairment	Impairment	NET BLOCK
	As at	Additions/		As at	Upto	For the	Deductions/	Upto	As at	Upto	As at	As at
Nature of Fixed Assets	01.04.2010	Adjustments	Deductions	31.03.2011	31.03.2010	Year	Adjustments	31.03.2011	31.03.2011	31.03.2011	31.03.2011	31.03.2010
Tangible Fixed Assets
Land	68.67	0.55	—	69.22	3.18	0.27	—	3.45	65.77	—	65.77	65.49
Buildings	161.39	4.11	—	165.50	36.03	4.21	—	40.24	125.26	3.50	121.76	121.86
Buildings (Lease-Hold)	6.33	—	—	6.33	2.48	—	—	2.48	3.85	—	3.85	3.85
Plant & Machinery	2,623.53	54.93	73.68	2,604.78	1,244.68	140.10	47.23	1,337.55	1,267.23	60.57	1,206.66	1,297.70
Furniture & Fixtures	11.67	0.30	0.05	11.92	7.29	0.51	0.02	7.78	4.14	—	4.14	4.38
Data Processing Equipment	23.69	3.17	0.02	26.84	18.86	1.87	0.01	20.72	6.12	—	6.12	4.83
Office Equipment	7.79	0.57	0.09	8.27	3.18	0.37	0.01	3.54	4.73	—	4.73	4.61
Electrical Fittings	50.62	—	—	50.62	14.44	2.41	—	16.85	33.77	—	33.77	36.18
Vehicles	11.78	1.89	0.79	12.88	3.17	1.05	0.30	3.92	8.96	—	8.96	8.61
Intangible Assets*	9.11	—	—	9.11	1.50	1.48	—	2.98	6.13	—	6.13	7.61
Computer software
Technical Know-how	7.29	—	—	7.29	1.59	0.38	—	1.97	5.32	—	5.32	5.70
Total	2,981.87	65.52	74.63	2,972.76	1,336.40	152.65	47.57	1,441.48	1,531.28	64.07	1,467.21	1,560.82
Previous Year	2,889.07	101.67	8.87	2,981.87	1,190.76	150.64	5.00	1,336.40	1,645.47	84.65	1,560.82
Capital Work-in-progress (Including Advances against Capital Expenditures) (Refer Note Number 4 of Schedule 21)											720.35	265.81

*	Other than internally generated.

Notes:

1)	Land includes lease hold land of 65.15 Crore (Previous Year 64.61 Crore).

2)	Buildings (free-hold) include (a) Cost of Shares of 750 in Co-op. housing society, (b) Cost of shares of 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the Company and Mr. D. P. Agarwal erstwhile director of the Company.

3)	Plant and Machinery (Gross Block) include 3.73 Crore (Previous Year 3.73 Crore) and 1.68 Crore (Previous Year 1.68 Crore) being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

4)	Capital Work-in-progress is net of provision for Impairment of 17.20 Crore (Previous Year 17.20 Crore).

5)	Addition to Capital work-in-progress includes interest and finance charges amounting to 30.50 Crore (Previous Year 3.54 Crore) capitalised on account of borrowing cost.
Schedule 6
Investments:

	As at 31 March 2011		As at 31 March 2010
	Number	Value	Number	Value
		( in Crore)		( in Crore)
Long Term Investments (Trade):
Subsidiary Companies
In Equity Shares
Unquoted Fully Paid-Up:
The Bharat Aluminium Co. Ltd. of 10 each	11,25,18,495	553.18	11,25,18,495	553.18
Monte Cello Corporation BV, Netherlands of Euro 453.78 each	40	204.23	40	204.23
Sterlite Infra Limited of 10 each	50,000	0.05	50,000	—
(including 6 shares of 10 each fully paid-up, held jointly with nominees) (Previous Year Net of Provision for diminution in value of investments of 0.05 Crore)
Sterlite Energy Ltd. of 10 each (including 60 shares of 10 each held jointly with nominees)	118,73,14,715	1,203.98	118,73,14,715	1,203.98
Sterlite Opportunities & Ventures Limited of 10 each (including 6 shares of 10 each held jointly with nominees)	25,50,000	51.05	25,50,000	51.05
Sterlite (USA) Inc. $.01 per share [Current Year 42.77 (Previous Year 42.77)]	100	0.00	100	0.00
Malco Power Company Limited of 2 each (including 6 shares of 2 each held jointly with nominees)	2,50,000	0.05	—	—
Malco Industries Limited of 2 each (including 6 shares of 2 each held jointly with nominees) (0.01 approx. paid-up)	11,25,00,000	0.13	—	—
Vizag General Cargo Berth Private Limited of 10 each	7,400	0.01	—	—
Paradip Multi Cargo Berth Private Limited of 10 each	7,400	0.01	—	—
Total (A)		2,012.69		2,012.44
In Debentures
Unquoted:
0.1 percent compulsorily convertible debentures of Vizag General Cargo Berth Private Limited of 1,000 each (650 paid-up)	15,00,000	97.50	—	—
Zero percent Optionally Fully convertible debentures of Sterlite Opportunities & Ventures Limited of 10 each fully paid-up	44,42,70,000	444.27	60,83,50,000	608.35
Total (B)		541.77		608.35
Associate Companies:
Unquoted Fully Paid-Up:
In Equity Shares
Vedanta Aluminium Limited of 2 each (Company under the same management) (including 90 shares of 2 each held jointly with nominees)	25,21,20,127	563.04	25,21,20,127	563.04
Total ( C)		563.04		563.04
Others (Available for Sale)
Quoted Fully Paid-Up:
In Equity Shares
Sterlite Technologies Limited of 2 each (Including 60 shares held jointly with nominees)	42,61,850	24.91	42,61,850	37.76
Total (D)		24.91		37.76
Long Term Investments (Other than trade)
Government & Other Securities — Unquoted
7 Years National Savings Certificates (Current Year 10,000, Previous Year 10,000) (Deposited with sales tax authorities)		0.00		0.00
Total (E)		0.00		0.00

	As at 31 March 2011		As at 31 March 2010
	Number	Value	Number	Value
		( in Crore)	( in Crore)
In Units Unquoted Fully Paid Up: (Held for Trading)
UTI Master gain of 10 each (Current Year 4,272 Previous Year 4,272)	100	0.00	100	0.00
Religare FMP — Series III — Plan D — Dividend of 10 each	4,00,00,000	41.56	—	—
UTI FIIF — Series II — Qtly Interval Plan V — Institutional Growth Plan of \10 each	—	—	14,73,41,198	148.43
ICICI Prudential Interval Fund — Annual Interval I — IP — Dividend of 10 each	19,98,60,098	208.14	—	—
Religare FMP — Series VI — Plan B — Growth of 10 each	2,50,00,000	25.28	—	—
Birla Sun Life FTP — Series CF — Growth of 10 each	5,00,00,000	51.53	—	—
Reliance FHF 16 — Series 1 — Growth of 10 each	5,00,00,000	51.65	—	—
HDFC FMP — 370D — June 2010 (15) — 2 — Dividend of 10 each	3,50,00,000	36.49	—	—
Birla Sun Life Cash Plus — Institutional Premium Plan — Growth Plan of 10 each	—	—	10,18,63,422	150.02
Reliance FHF 13 — Series 2 — Growth Plan of 10 each	—	—	5,00,00,000	51.54
ICICI Prudential Medium Term Plan — Prem Plus — Growth of 10 each	—	—	14,98,11,447	151.49
Kotak FMP — 13 Months — Series 6 — Growth Plan of 10 each	7,50,00,000	80.82	7,50,00,000	75.30
Canara Robeco Treasury Advantage Fund — Super IP — Growth of 10 each	—	—	11,83,93,270	164.54
Kotak FMP — 370 Days — Series 1 — Growth plan of 10 each	—	—	5,00,00,000	51.45
Birla Sun Life Short-term Opportunities Fund — IP — Growth of 10 each	—	—	9,65,59,019	101.01
UTI Short-term Income Fund — IP — Growth Plan of 10 each	—	—	14,35,39,388	151.71
IDFC Money Manager Fund — Investment Plan — Plan B — IP — Growth Plan of 10 each	—	—	22,71,49,715	325.55
Reliance FHF 13 — Series 3 — Growth Plan of 10 each	—	—	6,00,00,000	61.00
Reliance FHF 14 — Series 1 — Growth plan of 10 each	10,00,00,000	107.56	10,00,00,000	101.11
Religare FMP — Series III — Plan C — Dividend of 10 each	5,00,00,000	52.21	—	—
Kotak Liquid — Inst Premium Plan — Growth of 10 each	—	—	2,67,95,140	50.01
ICICI Prudential Ultra Short-term Plan — Sup Prem — Growth of 10 each	—	—	90,94,07,860	939.72
UTI Fixed Income Interval Fund — Quarterly Plan Series III — IP — Growth of 10 each	—	—	4,10,85,569	50.29
IDFC Money Manager — Invest Plan — Plan B — Growth plan of 10 each	—	—	3,54,92,726	50.87
ICICI Prudential Interval Fund — Annual Interval II — IP — Growth of 10 each	2,81,73,203	37.11	—	—
Reliance FHF 14 — Series 5 — Growth Pan of 10 each	5,00,00,000	53.15	5,00,00,000	50.04
Religare FMP — Series II — Plan A (13 Months) — Growth Plan of 10 each	12,50,00,000	134.50	12,50,00,000	125.38
Religare FMP — Series II — Plan B (15 Months) — Growth Plan of 10 each	12,50,00,000	134.48	12,50,00,000	125.80
Religare FMP — Series II — Plan C (15 Months) — Growth Plan of 10 each	15,00,00,000	160.16	15,00,00,000	150.29
Religare FMP — Series II — Plan F (13 Months) — Growth Plan of 10 each	10,00,00,000	106.59	10,00,00,000	100.05
UTI — FMP — Nov 09 — YS — IP — Growth Plan of 10 each	—	—	5,00,00,000	50.83
Birla Sun Life Floating Rate Fund — LTP — IP — Growth Plan of 10 each	—	—	25,75,15,533	278.55
ICICI Prudential Interval Fund — Annual Interval III — IP — Growth of 10 each	4,99,91,002	51.52	—	—
UTI Fixed Income Interval Fund — Monthly Interval Plan II — IP — Growth Plan of 10 each	—	—	9,99,83,003	100.30
Tata FMP — Series 27 — Plan A — Growth of 10 each	5,00,00,000	51.92	—	—
Reliance FHF 15 — Series 9 — Growth of 10 each	5,00,00,000	51.68	—	—
Kotak FMP — 370 Days — Series 7 — Growth of 10 each	5,07,48,659	52.26	—	—
ICICI Prudential Liquid — Super IP — Daily Dividend of 100 each	1,56,59,322	227.10	—	—
Kotak FMP — 370 Days — Series 8 — Growth of 10 each	2,50,00,000	25.74	—	—
ICICI Prudential FMP — S 53 — 1 Years — Plan A — Growth of 10 each	13,00,00,000	134.08	—	—
Tata Liquid Fund — SHIP — Growth of 1,000 each	6,04,492	109.44	—	—

	As at 31 March 2011		As at 31 March 2010
	Number	Value	Number	Value
	( in Crore)		( in Crore)
DSP BlackRock Liquidity Fund — IP — Growth of 1,000 each	12,74,521	178.92	—	—
IDFC Cash Fund — Plan C — Super I P— Growth of 10 each	17,80,38,014	212.35	—	—
Reliance FHF 15 — Series 6 — Dividend of 10 each	25,00,29,272	260.92	—	—
Kotak Quarterly Interval Plan — Series VI — Growth plan of 10 each	—	—	17,42,80,086	201.26
Kotak Quarterly Interval Plan — Series VII — Growth plan of 10 each	—	—	9,18,28,419	100.29
Reliance Liquid Fund — TP — IP — Growth Plan of 10 each	5,02,59,363	120.01	2,22,69,136	50.01
ICICI Prudential Interval Fund — Half Yearly I — IP — Dividend of 10 each	7,70,43,505	77.18	—	—
Reliance FHF 12 — Series 4 — Super IP — Growth of 10 each	—	—	15,01,00,000	162.03

	As at 31 March 2011		As at 31 March 2010
	Number	Value	Number	Value
	( in Crore)		( in Crore)
HDFC F R I F — STF — WS — Growth Plan of 10 each	—	—	8,04,19,561	126.14
Reliance Medium Term Fund — Growth Plan of 10 each	—	—	33,07,70,929	631.18
Birla Sun Life Floating Rate Fund — STP — IP — Growth of 10 each	9,61,91,583	125.05	—	—
Reliance Liquidity Fund — Growth of 10 each	9,21,20,949	136.04	—	—
ICICI Prudential Flexible Income Plan — Premium — Growth Plan of 10 each	—	—	64,09,389	109.77
Kotak Floater — LT — Growth Plan of 10 each	—	—	10,50,06,943	153.44
Tata Floater Fund — Growth Plan of 10 each	—	—	3,65,65,314	50.22
Birla Sun Life Interval Income Fund Quarterly Plan — Series II — IP — Growth Plan of 10 each	—	—	8,61,67,362	100.66
Birla Sun Life Interval Income Fund Quarterly Plan — Series I — IP — Growth Plan of 10 each	—	—	5,00,00,000	50.29
Reliance Interval Fund — Monthly Series II — IP — Growth Plan of 10 each	—	—	12,07,87,535	150.05
Reliance Interval Fund — Monthly Series I — IP — Growth Plan of 10 each	—	—	10,06,66,088	125.33
Total (F)		3,095.44		5,615.95
In Certificate of Deposits (Held for Trading)
13042010 ICICI Bank Ltd. — CD13AP10 of 1,00,000 each	—	—	15,000	149.73
State Bank of Mysore CD 06AG10 of 1,00,000 each	—	—	15,000	147.53
State Bank of Bikaner And Jaipur CD 23JL10 of 1,00,000 each	—	—	2,500	24.64
Bank of Baroda CD 04OT10 of 1,00,000 each	—	—	1,000	9.73
Total (G)		—		331.63
In Associate (Company under the same management):
In Debenture: (At cost)
8% Taxable Redeemable Secured Non Convertible Debenture of Vedanta Aluminium Limited of 10,00,000 each	—	—	10,000	1,000.00
9.75% Taxable Redeemable Secured Non Convertible Debenture of Vedanta Aluminium Limited of 10,00,000 each	—	—	8,150	815.00
Total (H)		—		1,815.00
Grand Total (A+B+C+D+E+F+G+H)		6,237.85		10,984.17
Notes:
a) Aggregate value of:
Quoted Investments	24.91	24.91	37.76	37.76
Unquoted Investments	6,212.94	—	10,946.41	—
b) Refer Note Number 1 (h) of Schedule 21 for mode of valuation adopted
c) The following Current Investments were purchased and Sold/redeemed during the year

Name of Mutual Fund Scheme	Number of Units	Face Value ()	in Crore
Axis Liquid Fund — IP — Dly Dividend	6,98,772	1,000	69.88
Birla Sun Life Cash Manager — I P — Daily Dividend	117,34,11,584	10	1,173.76
Birla Sun Life Cash Plus — Institutional Premium Plan — Daily Dividend	580,38,13,752	10	5,815.13
Birla Sun Life Cash Plus — Institutional Premium Plan — Growth	31,35,18,349	10	464.74
Birla Sun Life Floating Rate Fund — LTP — IP — Dly Dividend	38,94,98,030	10	389.50
Birla Sun Life Floating Rate Fund — LTP — IP — Growth	14,32,80,791	10	156.32
Birla Sun Life Floating Rate Fund — LTP — IP — Wkly Dividend	125,96,95,536	10	1,260.37
Birla Sun Life Savings Fund — IP — Dly Dividend	64,40,63,387	10	644.50
Birla Sun Life Savings Fund — IP — Growth	5,39,10,844	10	95.00
Birla Sun Life Short Term Opportunities Fund — IP — Wkly Dividend	131,73,89,026	10	1,318.10
Birla Sun Life Ultra Short-term Fund — IP — Dly Dividend	32,85,16,590	10	328.70
Birla Sun Life Ultra Short-term Fund — IP — Growth	29,56,59,978	10	325.53
Canara Robeco Interval Scheme — Series 2 — Qtly Plan 2 — IP — Dividend	10,14,58,922	10	101.46
Canara Robeco Liquid — Super IP — Growth	8,05,75,976	10	90.74
Canara Robeco Treasury Advantage Fund — Super IP — Daily Dividend	128,83,84,336	10	1,598.51
Canara Robeco Treasury Advantage Fund — Super IP — Growth	3,81,16,946	10	53.45
DSP BlackRock Floating Rate Fund — IP — Daily Dividend	5,00,225	1,000	50.05
DSP BlackRock Floating Rate Fund — IP — Growth	5,10,757	1,000	68.01
DSP BlackRock FMP — 3 Months — Series 19 — Dividend	15,23,11,185	10	152.31

Name of Mutual Fund Scheme	Number of Units	Face Value ()	in Crore
DSP BlackRock Liquidity Fund — IP — Dly Dividend	2,61,84,859	1,000	2,619.31
DSP BlackRock Liquidity Fund — IP — Dly Dividend	6,61,907	1,000	87.50
DSP BlackRock Liquidity Fund — IP — Growth	30,04,251	1,000	300.67
DSP BlackRock Money Manager Fund — IP — Daily Dividend	33,13,238	1,000	331.59
DSP BlackRock Money Manager Fund — IP — Daily Dividend	90,08,39,230	10	958.51
HDFC Cash Mgmt Fund — Savings Plan — Daily Dividend	7,74,01,248	10	149.64
HDFC Cash Mgmt Fund — Savings Plan — Growth	84,43,59,529	10	847.02
HDFC Cash Mgmt Fund — Treasury Advantage — WP — Dly Dividend	33,26,14,661	10	335.31
HDFC FRIF — STF — WP — Daily Dividend	7,99,08,641	10	126.28
HDFC FRIF — STF — WP — Growth	15,08,74,500	10	150.87
HDFC FMP — 35D — August 2010 (14) — 2 — Dividend	35,41,04,933	10	434.13
HDFC Liquid Fund — Premium Plan — Daily Dividend	11,00,86,231	10	204.50
HDFC Liquid Fund — Premium Plan — Growth	14,27,06,199	10	142.74
HDFC Quarterly Interval Fund — Plan B — WP — Dividend	51,11,25,890	10	511.51
HDFC Short-term Opportunities Fund — Dividend	20,13,52,411	10	202.76
ICICI Prudential Banking & PSU Debt Fund — Prem Plus Dly Dividend	178,98,51,638	10	1,855.68
ICICI Prudential Blended — Plan B — Optoin II — Dividend	98,31,24,950	10	983.13
ICICI Prudential Blended — Plan B — Optoin II — Dly Dividend	22,02,56,298	10	2,328.88
ICICI Prudential Flexible Income Plan — Premium — Daily Dividend	1,42,94,693	10	245.49
ICICI Prudential Flexible Income Plan — Premium — Growth	6,08,73,600	10	60.87
ICICI Prudential Interval Fund — Quarterly Interval II — IP — Dividend	3,03,99,651	10	30.40
ICICI Prudential Interval Fund II — Quarterly Interval — Plan B — IP — Dividend	5,07,47,734	10	50.75
ICICI Prudential Interval Fund II — Quarterly Plan D — IP — Dividend	61,03,09,091	10	6,104.46
ICICI Prudential Liquid — Super IP — Daily Dividend	8,83,32,448	10	1,206.67
ICICI Prudential Liquid — Super IP — Growth	25,08,66,564	10	251.07
ICICI Prudential LT FRF — Plan C — Mthly Dividend	149,14,68,520	10	1,494.60
ICICI Prudential Ultra Short-term Plan — Sup Prem — Dly Dividend	14,82,64,280	10	154.49
ICICI Prudential Ultra Short-term Plan — Sup Prem — Growth	101,88,43,678	10	1,019.10
IDFC Cash Fund — Plan C — Super IP — Daily Dividend	61,69,40,329	10	617.09
IDFC Cash Fund — Plan C — Super IP — Daily Dividend	8,96,23,228	10	101.00
IDFC Cash Fund — Plan C — Super IP — Growth	3,01,65,900	10	30.17
IDFC FMP — MS 25 — Dividend	7,54,19,250	10	75.42
IDFC FMP — MS 27 — Dividend	10,15,11,000	10	101.51
IDFC FMP — QS 59 — Dividend	17,87,40,029	10	179.01
IDFC Money Manager — Invest Plan — Plan B — Dly Dividend	65,92,95,360	10	659.39
IDFC Money Manager — Treasury Plan — Plan C — Dly Dividend	9,18,24,580	10	101.01
IDFC Money Manager — Treasury Plan — Plan C — Growth	20,17,39,147	10	202.67
IDFC Ultra Short-term Fund — Mthly Dividend	103,20,62,392	10	1,036.96
Kotak Flexi Debt Fund — IP — Daily Dividend	55,03,90,783	10	626.00
Kotak Flexi Debt Fund — IP — Growth	110,03,00,232	10	1,109.08
Kotak Floater — LT — Daily Dividend	22,65,31,123	10	332.51
Kotak Floater — LT — Growth	265,42,79,451	10	2,685.12
Kotak Floater — ST — Daily Dividend	195,75,64,069	10	2,393.73
Kotak Liquid — Inst Premium Plan — Daily Dividend	51,60,73,170	10	967.30
Kotak Liquid — Inst Premium Plan — Growth	11,45,94,431	10	114.59
Kotak Quarterly Interval Plan — Series I — Dividend	15,85,85,190	10	158.59
Kotak Quarterly Interval Plan — Series IV — Dividend	4,20,35,882	10	50.00
Kotak Quarterly Interval Plan — Series IV — Growth	7,61,14,965	10	76.12
Kotak Quarterly Interval Plan — Series IX — Dividend	32,50,00,000	10	325.00
Kotak Quarterly Interval Plan — Series V — Dividend	10,14,20,570	10	101.42
Kotak Quarterly Interval Plan — Series VI — Dividend	17,42,80,086	10	201.26
Kotak Quarterly Interval Plan — Series VI — Growth	10,14,69,814	10	101.47
Kotak Quarterly Interval Plan — Series VIII — Dividend	10,14,94,760	10	101.49
Kotak Quarterly Interval Plan — Series X — Dividend	49,58,21,307	10	501.89
Reliance FRF — ST — Mthly Dividend	262,88,52,899	10	2,629.79
Reliance Interval Fund — Monthly Series I — IP — Dividend	147,19,45,424	10	1,472.30
Reliance Interval Fund — Monthly Series II — IP — Dividend	3,99,13,468	10	50.00
Reliance Interval Fund — Monthly Series II — IP — Growth	30,58,37,920	10	306.11

Name of Mutual Fund Scheme	Number of Units	Face Value ()	in Crore
Reliance Interval Fund — Quarterly Series I — IP — Dividend	21,82,97,258	10	218.42
Reliance Interval Fund — Quarterly Series III — IP — Dividend	225,96,54,287	10	2,517.59
Reliance Liquid Fund — Cash Plan — Daily Dividend	5,07,28,101	10	77.55
Reliance Liquid Fund — TP — IP — Daily Dividend	23,84,44,414	10	537.05
Reliance Liquid Fund — TP — IP — Growth	595,30,25,841	10	5,956.06
Reliance Liquidity Fund — Dly Dividend	6,55,54,276	10	91.50
Reliance Liquidity Fund — Growth	51,08,56,205	10	873.35
Reliance Medium Term Fund — Daily Dividend	29,04,08,400	10	559.03
Reliance Medium Term Fund — Growth	2,47,97,762	1,000	2,483.18
Reliance Money Manager Fund — IP — Dly Dividend	39,21,432	1,000	493.14
Reliance Money Manager Fund — IP — Growth	105,67,21,169	10	1,057.55
Religare Liquid Fund — Super IP — Daily Dividend	5,84,999	1,000	58.55
Religare Liquid Fund — Super IP — Daily Dividend	30,85,77,542	10	391.70
Religare Liquid Fund — Super IP — Growth	54,14,38,304	10	542.36
Religare Ultra Short-term Fund — IP — Daily Dividend	16,38,40,028	10	208.62
Religare Ultra Short-term Fund — IP — Growth	8,44,24,559	10	172.70
SBI Magnum Insta Cash — Cash Pla	2,98,69,516	10	50.03
SBI Magnum Insta Cash — Daily Dividend	28,64,20,520	10	287.35
SBI Premier Liquid Fund — Super IP — Daily Dividend	23,19,23,188	10	232.68
SBI Premier Liquid Fund — Super IP — Daily Dividend	10,06,98,433	10	100.71
Tata FIP Fund — Series A2 — IP — Mthly Dividend	40,45,16,567	10	404.52
Tata FIP Fund — Series A3 — IP — Mthly Dividend	5,07,59,500	10	50.76
Tata FIP Fund — Series B3 — IP — Qtly Dividend	170,14,30,119	10	1,707.49
Tata Floater Fund — Daily Dividend	1,77,86,889	1,000	1,982.38
Tata Liquid Fund — SHIP — Dly Dividend	1,41,28,551	1,000	1,574.66
Tata Liquid Fund — SHIP — Dly Dividend	5,96,016	1,000	101.50
Tata Liquid Fund — SHIP — Growth	24,80,267	1,000	248.22
UTI Floating Rate Fund — STP — IP — Daily Dividend	57,33,388	1,000	584.49
UTI Liquid Fund — Cash Plan — IP — Dly Dividend	14,71,472	1,000	152.04
Schedule 7
Inventories:

( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Raw Materials	1,826.53	922.37
Work-in-Process	1,263.12	955.89
Finished Goods	59.53	70.76
Stores, Spares, Packing Materials & Others	40.69	45.02
Total	3,189.87	1,994.04
Schedule 8
Sundry Debtors:

( in Crore)
		As at	As at
		31 March 2011	31 March 2010
Unsecured, Considered Good (Unless otherwise stated)
(a) Due for a period exceeding 6 months
(i) Considered Good		27.97	1.22
(ii) Considered Doubtful	0.12		0.12
Less: Provision for doubtful debts	(0.12)	—	(0.12)
(b) Others Considered Good*		770.01	383.89
* Includes 218.5 Crore (Previous Year 91.12 Crore) due from a Subsidiary.
Total		797.98	385.11
Schedule 9

Cash and Bank Balances:

		( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Cash on hand	0.07	0.06
Balance with Scheduled Banks in:
(i) Current Accounts including Cheques in hand	68.75	84.81
(ii) Deposit Accounts #	1,819.26	2,195.01
(iii) Dividend / Debenture / Debenture Interest Accounts	3.20	5.03
Total	1,891.28	2,284.91

#	Includes Margin Money Account amounting to 6.12 Crore (Previous Year 6.03 Crore)
Schedule 10
Other Current Assets

		( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Interest accrued on investments and fixed deposits	83.09	113.74
Assets held for disposal	4.88	0.17
Total	87.97	113.91
Schedule 11
Loans & Advances (Unsecured & Considered Good Unless Otherwise Stated):

			( in Crore)
		As at	As at
	31 March 2011		31 March 2010
Subsidiary Companies		9,878.69	3,093.14
Advances recoverable in cash or in kind or for value to be received*
— Considered Good	382.88		265.75
— Considered Doubtful	15.70		12.42
Less: Provision for Doubtful Advances	(15.70)		(12.42)
		382.88	265.75
Loans given to Associate company* [including interest accrued and due of 81.40 Crore (Previous Year 59.57 Crore)		8,020.40	8,548.57
Deposits (net of provision for doubtful deposits of 3.28 Crore, Previous Year Nil)		18.60	15.93
Balances with Central Excise Authorities		499.88	134.07
Income Tax — Advance Tax and Tax Deducted at Source (Net of provision)		71.15	60.22
MAT Credit Entitlement		—	7.48
Fair Value Derivative Hedging Receivable		14.35	10.99
Total		18,885.95	12,136.15

*	Includes amount due from Companies under same management.

			Maximum balance
	Closing Balance		outstanding during
	As at	As at
	31 March 2011	31 March 2010	Current Year	Previous Year
Konkola Copper Mines Plc.	0.26	0.06	5.92	44.66
Vedanta Aluminium Limited	8,101.45	8,654.58	10,739.00	8,654.58
Schedule 12
Current Liabilities & Provisions:

		( in Crore)
	As at	As at
	31 March 2011	31 March 2010
1. Current Liabilities:
Sundry Creditors (Refer Note (i) & (ii) below)	2,999.81	898.91
Other Liabilities	166.38	145.88

			( in Crore)
	As at		As at
	31 March 2011		31 March 2010
Interest accrued but not due on Loans		52.66	54.61
Investor Education and Protection Fund*
(a) Unclaimed Dividend	3.56		3.22
(b) Unclaimed Matured Debentures	—		1.92
(c) Interest Accrued on (a) and (b) above	0.03	3.59	0.27
Total		3,222.44	1,104.81

i)	The Company has not received any intimation from “suppliers” regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006 and hence disclosures relating to amount unpaid as at year end together with interest paid/payable under this Act have not been given.

ii)	Includes dues to Subsidiaries 268.08 Crore (Previous Year 143.78 Crore).

*	These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except 1.01 Crore (Previous Year 1.01 Crore) which is held in abeyance due to pending legal case.

		( in Crore)
	As at	As at
	31 March 2011	31 March 2010
2. Provisions:
Proposed Dividend on Equity Shares	369.73	315.15
Provision for Tax on Proposed Dividend	59.98	52.34
Provision for Compensated Absences / Superannuation / Gratuity	11.31	8.19
Fair Value Derivative Hedging Payable	38.62	31.03
Other Provisions*	153.59	259.31
	633.23	666.02
Total	3,855.67	1,770.83

*	The Company has recognised liability based on substantial degree of estimation for:

Final price payable on purchase of copper concentrate for which the quotational period price was not finalised as on 31 March 2010, a provision of 259.31 Crore based on forward LME rate of copper and LBMA rate of precious metals was made. As against it, during the year 248.26 Crore has been incurred towards final price settlement. The balance amount of 11.05 Crore has been credited to Profit & Loss Account under raw-material consumption. Liability recognised under this class for the year is 152.77 Crore which is outstanding as on 31 March 2011. Actual outflow is expected on finalisation of quotational period price in the next financial year.
Schedules Forming part of the Profit & Loss Account
Schedule 13
Other Income:

		( in Crore)
	Year Ended	Year Ended
	31 March 2011	31 March 2010
Gain on Fair Valuation of embedded derivatives	320.59	74.98
Gain on mark to market of Current Investments	90.12	20.54
Dividend — from Subsidiaries	2.81	2.81
— Current Investments	179.12	294.03
Profit on Sale of Current Investments (net)	49.51	85.75
Interest on:
— Loans	696.15	270.86
— Current Investments	40.40	190.83
— Others	187.38	140.85
(Tax Deducted at Source 132.03 Crore, Previous Year 97.18 Crore)
Unclaimed Liabilities written back (Net)	1.37	3.99
Miscellaneous Income	56.64	50.94
Total	1,624.09	1,135.58
Schedule 14
Variation in Stock:

( in Crore)
	Year Ended	Year Ended
	31 March 2011	31 March 2010
Closing Stock:

		( in Crore)
	Year Ended	Year Ended
	31 March 2011	31 March 2010
Work-in-Process	1,263.12	955.89
Finished Goods	59.53	70.76
	1,322.65	1,026.65
Opening Stock:
Work-in-Process	955.89	599.74
Finished Goods	70.76	87.12
	1,026.65	686.86
Total	296.00	339.79
Schedule 15
Manufacturing & Other Expenses:

		( in Crore)
	Year Ended	Year Ended
	31 March 2011	31 March 2010
Raw materials consumed*	13,976.21	11,993.85
Stores & Spares	121.54	91.51
Power, Fuel & Water	370.14	351.12
Machinery Repairs	84.59	65.92
Building Repairs	1.39	2.64
Other Repairs	0.51	0.11
Excise Duty	2.43	(0.60)
Other Manufacturing Expenses	49.32	43.04
Total	14,606.13	12,547.59

*	Refer Note Number 22 of Schedule 21
Schedule 16
Personnel #:

		( in Crore)
	Year Ended	Year Ended
	31 March 2011	31 March 2010
Salaries, Wages, Bonus & Commission*	72.68	64.15
Contribution to Provident Fund, ESIC and other Funds	4.04	3.64
Employees’ Welfare & Other Amenities	10.55	7.34
Gratuity	1.30	2.15
Total	88.57	77.28

#	net of recoveries

*	Refer Note Number 7 of Schedule 21
Schedule 17
Selling & Distribution:

		( in Crore)
	Year Ended	Year Ended
	31 March 2011	31 March 2010
Packing Expenses	8.46	7.42
Carriage Outward	75.42	81.30
Commission & Brokerage	2.58	2.55
Other Expenses	0.37	0.63
Total	86.83	91.90
Schedule 18
Administration & General:

		( in Crore)
	Year Ended	Year Ended
	31 March 2011	31 March 2010
Rent	1.34	2.02
Rates & Taxes	1.88	2.03
Insurance	7.39	6.26
Conveyance & Travelling Expenses	9.21	7.42
Loss on sale/discarding of Fixed Assets (net)	1.38	0.47
Foreign Exchange Difference	5.86	28.79
Directors’ Sitting Fees	0.08	0.08
Bad Debts and Advances Written-off (Refer Note Number 20 of Schedule 21)	16.00	20.74
Provision for doubtful advances	3.28	—
General Expenses	65.55	76.63
Total	111.97	144.44

Schedule 19
Interest & Finance Charges:

		( in Crore)
	Year Ended	Year Ended
	31 March 2011	31 March 2010
On Debentures and Fixed Loans	207.18	160.35
Others	49.94	85.03
Foreign Exchange Difference including Forward premiums	3.55	6.81
Bank charges	16.79	11.06
Total	277.46	263.25
Schedule 20
Exceptional Items:

		( in Crore)
	Year Ended	Year Ended
	31 March 2011	31 March 2010
Provisions / Payments towards project expenses	—	273.53	**
Total	—	273.53

**	Refer Note Number 8 of Schedule 21
SCHEDULE 21
Notes Forming Part of the Accounts:
1.	Statement of significant accounting policies:
(a)	Basis of Accounting:
     The Financial Statements are prepared as a going-concern under historical cost convention on an accrual basis and in accordance with the Companies Act, 1956 except those items covered under “Accounting Standard-30” on “Financial instruments: Recognition and Measurement” which have been measured at their fair value. Accounting policies not stated explicitly otherwise are consistent with generally accepted accounting principles.
(b)	Use of Estimates:
     The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and the estimates are recognised in the period in which the results are known / materialised.
(c)	Borrowing Cost:
     Borrowing Cost attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for intended use. Other borrowing costs are charged as expense in the year in which they are incurred.
(d)	Fixed Assets:
     Fixed Assets are stated at cost (net of Modvat/Cenvat/Value Added Tax) less accumulated depreciation and impairment loss.
(e)	Expenditure During Construction Period:
     All pre-operative project expenditure (net of income accrued) incurred upto the date of commercial production is capitalised.
(f)	Depreciation:
               (i) Depreciation has been provided on Fixed Assets on straight line method at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956, except in respect of additions arising on account of Insurance spares, on additions / extensions forming an integral part of existing plants and on the revised carrying amount of the assets identified as impaired on which depreciation has been provided over residual life of the respective fixed assets.
               (ii) Amortisation of leasehold land and buildings has been done in proportion to the period of lease.
               (iii) Fixed Assets where ownership vests with the Government / Local authorities are amortised at the rates of depreciation specified in Schedule XIV to the Companies Act, 1956.
(g)	Intangible Assets:Intangible Assets are stated at cost of acquisition less accumulated amortisation. Technical know-how is amortised over the useful life of the underlying plant. Amortisation is done on straight line basis. Software is amortised on Straight Line basis over the useful life of the Asset.
(h)	Investments:
               (i) Investments are classified as investments in Subsidiaries (valued at cost), Associates (valued at cost), Available for Sale, Held for Trading and Held to Maturity within the meaning of Accounting Standard-30 on “Financial Instruments: Recognition and measurement” read with the limited revisions of Accounting Standard-21 on Consolidated Financial Statements & Accounting Standard-23 on Accounting for Investments in Associates.
               (ii) Investments are recorded as Long Term Investments unless they are expected to be sold within one year. Investments in subsidiaries and associates are valued at cost less any provision for impairment. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.

          (iii) Investments classified as Available for Sale are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains / losses on such investments are recognised directly in Investment Revaluation Reserve Account. At the time of disposal, derecognition or impairment of the investments, cumulative gain or loss previously recognised in the Investment Revaluation Reserve Account is recognised in the Profit & Loss Account.
          (iv) Investments classified as Held for Trading that have a market price are measured at fair value & gain / loss arising on account of fair valuation is routed through Profit & Loss Account & those that do not have a market price and whose fair value cannot be reliably measured are carried at cost.
          (v) Investments classified as Held to Maturity are measured at amortised cost using an effective interest rate method.
     (i) Inventories:
          (i) Inventories are valued at lower of cost or net realisable value except for scrap and by-products which are valued at net realisable value.
          (ii) Cost of inventories of finished goods and work-in-process includes material cost, cost of conversion and other costs.
          (iii) Cost of inventories of raw material and material cost of finished goods and work-in-process is determined on First In First Out (FIFO) basis except stores and spare parts which are valued at weighted average cost.
     (j) Premium on Redemption of Debentures :Premium on redemption of debentures is provided for on an accrual basis and charged to Profit & Loss Account using an effective interest rate method.
     (k) Foreign Currency Transactions :
          (i) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.
          (ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are hedged by derivative instruments, the valuation is done as per “Accounting Standard-30”, Financial Instruments: Recognition and Measurement” read with accounting policy on derivative instruments. The fair value of foreign currency contracts are calculated with reference to current forward exchange rates for the contracts with similar maturity profile.
          (iii) Non-monetary foreign currency items are carried at cost.
          (iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit & Loss Account except in respect of long term Foreign Currency monetary Items which are not covered by Accounting Standard (AS 30) on “Financial instruments; Recognition and Measurement” relatable to acquisition of depreciable fixed assets, such difference is adjusted to the carrying cost of the depreciable fixed assets. In respect of other long-term Foreign Currency Monetary items, the same is transferred to “Foreign Currency Monetary Translation Difference Account” and amortised over the balance period of such long term Foreign Currency Monetary items but not beyond 31 March 2011.
     (l) Issue expenses:Expenses of Debenture / Bond / Floating Rate Note issues are charged to Profit & Loss Account using an effective interest rate method. Expenses related to equity & equity related instruments are adjusted against the security premium account.
     (m) Employee Benefits:
          (i) Short-term employee benefits are recognised as an expense at the undiscounted amount in the Profit & Loss Account of the year in which the related service is rendered. Provision for compensated absences to employees is on actual basis for the portion of accumulated leave which an employee can encash.
          (ii) Post employment and other long term employee benefits are recognised as an expense in the Profit & Loss Account for the year in which the employee has rendered services. The expense is recognised at the present value of the amounts payable determined using actuarial valuation techniques. Actuarial gains and losses in respect of post employment and other long term benefits are charged to the Profit & Loss Account.
     (n) Revenue Recognition:Revenue is recognised only when it can be reliable measured and it is reasonable to expect ultimate collection. Turnover includes sale of goods, services, scrap, excise duty, export incentives and are net of sales tax / Value Added Tax, rebates and discounts. Dividend income is recognised when right to receive the payment is established by the Balance Sheet Date. Interest income is recognised on time proportion basis taking into account the amount outstanding and rate applicable.
     (o) Export incentives: Duty drawback is recognised at the time of exports and the benefits in respect of advance license received by the Company against export made by it are recognised as and when goods are imported against them.
     (p) Import of Copper Concentrate and Sale of Copper and Slime:In accordance with the prevailing international market practice, purchase of Copper Concentrate and sale of Copper and Slimes are accounted for on provisional invoice basis pending final invoice in terms of Purchase Contract / Sales Contract respectively. The cases where quotational period price are not finalised as at the year end are restated at forward LME / LBMA rates as on the date of year end and adjustments are made based on the metal contents as per laboratory assessments done by the Company pending final invoice.
     (q) Derivative Instruments:In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company neither hold nor issue any derivative financial instruments for speculative purposes.
Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-

measured at their fair value at subsequent balance sheet dates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Profit & Loss Account. The hedged item is recorded at fair value and any gain or loss is recorded in the Profit & Loss Account and is offset by the gain or loss from the change in the fair value of the derivative.
Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recorded in Hedging Reserve account. Any cumulative gain or loss on the hedging instrument recognised in Hedging Reserve is kept in Hedging Reserve until the forecast transaction occurs. Amounts deferred to Hedging Reserve are recycled in the Profit & Loss Account in the periods when the hedged item is recognised in the Profit & Loss Account or when the portion of the gain or loss is determined to be an in-effective hedge.
Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognised in the Profit & Loss Account immediately. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in Hedging Reserve is transferred to net profit or loss for the year.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the Profit & Loss Account.
     (r) Convertible notes:Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognised initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest rate method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognised in Profit & Loss Account. The conversion option is presented together with the related liability.
     (s) Provision for Current and Deferred tax:Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from “timing differences” between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is reasonable/virtual certainty that asset will be realised in future.
     (t) Impairment of Assets:The carrying amount of assets are reviewed at each Balance Sheet date if there is any indication of impairment based on internal/external factors. An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is recognised in the Profit & Loss Account where the carrying amount of an asset exceeds its recoverable amount. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.
     (u) Provision, Contingent Liabilities and Contingent assets:Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.
2. The shareholders in annual general meeting held on 11 June 2010 approved sub-division of equity share of 2 into equity share of 1 each fully paid up, and allotted bonus shares in the ratio of 1:1 post sub-division. The bonus shares have been issued by capitalising the Security Premium Account. This has resulted in increase in issued and paid up equity share capital from 168.08 Crore to 336.12 Crore.
3. In terms of Scheme of Arrangement (Scheme) as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated 19 April 2002 the Company during 2002-2003 reduced its paid up share capital by 10.03 Crore. There are 3,75,544 equity shares of 1 each (Previous Year 2,05,615 equity shares of 2 each) pending clearance from NSDL/CDSL. A Special Leave Petition filed in the Hon’ble Supreme Court of India against the judgement of Hon’ble High Court of Mumbai by SEBI and Department of Company Affairs has been inter-alia dismissed. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the decision on which is pending.
4. Capital work-in-Progress includes:

		Current Year	Previous Year
		( in Crore)	( in Crore)
a.	Advances for Capital expenditure	282.15	160.01
b.	Pre-operative expenditure as follows:
	Balance at beginning of the year	9.84	—
Add: Pre-operative expenditure transferred from Profit & Loss Account
Power & Fuel		2.84	—
Stores and Spares		—	0.66
Salaries, Wages and Bonus		11.23	3.35
Contribution to P.F,ESIC and Other Fund		1.35	0.15
Employees Welfare and amenities		0.16	0.19
Rent		0.01	0.03

	Current Year	Previous Year
	( in Crore)	( in Crore)
Rates and Taxes	1.72	0.07
Insurance	0.07	0.01
Conveyance	0.55	0.12
Travelling Exp.	—	0.52
Postage Telephone Telex	0.04	0.01
General Expenses	2.39	1.19
Interest & Finance charges	30.50	3.54
Balance at end of the year	60.70	9.84
5. In accordance with the Accounting Standards (AS-28) on “Impairment of Assets”, during the year the Company has carried out a review to identify whether the recoverable value of any fixed assets is lower than its book value and accordingly no provision is created during the current year.
6. Arising from the Announcement of the Institute of Chartered Accountants of India (ICAI) on 29 March 2008, the Company has, since 2007-08, chosen to early adopt Accounting Standard (AS) 30, Financial Instruments: Recognition and Measurement. Coterminous with this, in the spirit of complete adoption, as have been announced by the ICAI, the Company has also implemented the consequential limited revisions in view of AS-30 to certain Accounting Standards. Accordingly,
     (i) Current investments which under AS-13 Accounting for Investments are carried at the lower of cost and fair value, have been accounted for at fair value resulting in investment being valued at 112.85 Crore (Previous Year 53.20 Crore) above their cost and the profit before tax being higher by 90.12 Crore (Previous Year lower by 18.00 Crore) and Investment revaluation reserve being higher by 19.75 Crore (Previous Year 32.60 Crore).
     (ii) In case of 4% Convertible Senior Notes, issued in October 2009, the conversion option has been measured at the fair value through Profit & Loss Account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by 314.11 Crore (Previous Year 58.66 Crore) for the year ended 31 March 2011, interest & finance charges would have been lower by 93.48 Crore (Previous Year 42.71 Crore) for the year ended 31 March 2011 and profit after tax would have been lower by 147.35 Crore (Previous Year 10.65 Crore) for the year ended 31 March 2011.
     7. The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc. [The Vedanta Resources Long Term Incentive Plan (the “LTIP”)].
The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant.
Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond which the option lapse. Under the scheme, Vedanta is obligated to issue the shares. Further, in accordance with the terms of agreement between Vedanta and SIIL, on the grant date fair value of the awards is recovered by Vedanta from SIIL.
Amount recovered by Vedanta and recognised by the Company in the statement of income for the financial year ended 31 March 2011 6.36 Crore (Previous Year 4.67 Crore). The Company considers these amounts as not material and accordingly has not provided further disclosures.
8. During the previous year 2009-10, the Company had provided 273.53 Crore (being the draw down of USD 50 million Letter of Credit and other expenses relating to termination of Purchase and Sale Agreement for ASARCO) as exceptional item. During the month of March 2010, ASARCO had filed a complaint against the Company and Sterlite (USA) in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, for the alleged breach of the Purchase and Sale Agreement signed in May 2008. The allegation among other things includes a refusal to pay $ 2.60 billion purchase price and refusal to above liabilities and contractual obligation by the Company and its wholly owned subsidiary Sterlite (USA).The Company has refuted the claim and filed a response to the application. Bankruptcy Court trial on the matter is fixed from 13 June 2011 through 17 June 2011.
9. The employees’ gratuity fund scheme is, managed by Life Insurance Corporation of India (LIC), a defined benefit plan. The present value of obligation is determined based on actuarial valuation using projected unit credit method, which recognise each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. The obligation for short-term compensated absences is recognised on actual basis for the portion of accumulated leave which an employee can encash.
Defined Contribution Plan

	Current Year	Previous Year
	( in Crore)	( in Crore)
Employer’s Contribution to Provident Fund	2.83	2.48
Employer’s Contribution to Superannuation Fund	0.79	0.63
Defined Benefit Plan: The disclosure as required under AS 15 regarding the Company’s gratuity plan (funded) is as follows:

Actuarial assumptions

Particulars	2010-11	2009-10
Salary growth	5.50%	5.00%
Discount rate	8.00%	7.50%
Expected return on plan assets	7.50%	7.50%
Mortality Table (LIC)	1994-96 (duly modified	1994-96 (duly modified

		( in Crore)
Particulars	2010-11	2009-10
Amount recognised in the income statement
Current service cost	1.94	1.59
Interest cost	1.16	0.76
Expected return on plan assets	(0.66)	(0.48)
Net actuarial (gains)/losses recognised in the year	1.35	3.20
Total	3.79	5.07
Movement in present value of defined benefit obligation
Particulars
Obligation at the beginning of the year	14.54	10.12
Current service cost	1.94	1.59
Interest cost	1.16	0.76
Actuarial loss on obligation	1.28	3.30
Benefits paid	(1.40)	(1.23)
Obligation at the end of the year	17.52	14.54

Movement in present value of plan assets
Particulars
Fair value at the beginning of the year	8.75	6.35
Expected returns on plan assets	0.66	0.47
Contribution	2.32	3.05
Actuarial gains and losses	(0.07)	0.11
Benefits paid	(1.40)	(1.23)
Fair value at the end of the year	10.26	8.75

					( in Crore)
Particulars	2010-11	2009-10	2008-09	2007-08	2006-07
Amount recognised in the balance sheet
Present value of obligations at the end of the year	17.52	14.54	10.12	7.93	5.91

					( in Crore)
Particulars	2010-11	2009-10	2008-09	2007-08	2006-07
Less: Fair value of plan assets at the end of the year	10.26	8.75	6.35	4.20	4.38
Net liability recognised in the balance sheet	7.26	5.79	3.77	3.73	1.53
Experience Adjustment on actuarial Gain/(Loss)
Plan Liabilities	(1.33)	(3.30)	*	*	*
Plan Assets	(0.07)	0.11	*	*	*

* The details of experience adjustments arising on account of plan assets and liabilities as required by paragraph 120(n)(ii) of AS 15 (Revised) on “Employee Benefits” are not available in the valuation report and hence, are not furnished.

Notes:

In the absence of detailed informations regarding Plan assets which is funded with Life Insurance Corporation of India, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

The Contribution expected to be made by the Company during the financial year 2011-12 are 2.78 Crore.

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.
10. Payment to Statutory Auditors:

		Current Year	Previous Year
		( in Crore)	( in Crore)
a.	Audit fees	0.54	0.54
b.	Certification & others	2.40	3.97	*
c.	Out of pocket expenses	0.67	0.48
		3.61	4.99

*	Includes 1.05 Crore related to ADR adjusted against Security Premium
11. Managerial Remuneration:

		Current Year	Previous Year
		( in Crore)	( in Crore)
A.	Remuneration to Executive Directors#
	(i) Salary & perquisites	9.06	7.67
	(ii) Contribution to Provident Fund & Superannuation Fund	0.92	0.80
	(iii) Other Benefits	2.23	2.00
		12.21	10.47
	# The above remuneration does not include provision for gratuity and compensated absences as separate actuarial valuation figures are not available.
	Computation of net profit in accordance with Section 349 of the Companies Act, 1956:
	Profit before tax	1,874.28	947.80
Add:	Depreciation and impairment as per Accounts	152.65	150.64
	Loss on sale of fixed asset	1.38	0.47
	Bad debts and advances written off	16.00	20.74
	Provision for doubtful advances	3.28	—
	Contribution to political parties	0.10	12.00
	Managerial Remuneration to Vice Chairman and Whole-time Director	12.21	10.47
		2,059.90	1,142.12
Less:	Depreciation under Companies Act, 1956	152.65	150.64
	Write back of provision for impairment	0.05	—
	Profit on sale of investment	49.51	85.75
	Gain on mark to market on financial assets/liabilities	90.12	20.54
	Gain on fair valuation of loans	1.73	6.37
	Gain on fair valuation of embedded derivatives	320.59	74.98
	Net Profit for the year	1,445.25	803.84
	Maximum remuneration to Executive Directors as per Section 198 of the Companies Act, 1956	144.53	40.19
	Commission as recommended by the Board	—	—
B.	Commission to Non-Executive Directors as determined by the Board	0.45	0.45

	Current Year	Previous Year
	( in Crore)	( in Crore)
The above managerial remuneration includes remuneration paid to Mr. D. D. Jalan, Whole-time Director amounting to 2.64 Crore is subject to Shareholders’ approval.
12.

		Current Year	Previous Year
		( in Crore)	( in Crore)
(a)	Excise duty shown as a reduction from turnover	958.88	562.19
(b)	Excise duty charged to Profit & Loss Account
	(i) Difference between closing and opening stock	0.82	—
	(ii) Excise duty not billed to customers	1.61	(0.60)
	Total	2.43	(0.60)
13. (a) As per the Hon’ble Supreme Court order dated 08 August 2008 in IA No. 2134 of 2007 in WP No. 202 of 1995, the Govt. of Orissa had floated a special purpose vehicle in the name of Lanjigarh Project Area Development Foundation (LPADF) on 06 October 2009 with an authorised capital of 0.05 Crore in which stake holders were Government of Orissa, Orissa Mining Corporation Ltd. (OMCL) & Sterlite Industries (India) Limited. LPADF had been formed as a Sec.25 company to undertake developmental / welfare activities in the Lanjigarh Scheduled Area. Lanjigarh Schedule Area Development Foundation (LSADF) was incorporated on 23 January 2009 as an SPV for carrying welfare activities for the people of Kalinandi and Rayagada District in the State of Orissa. After incorporation of LPADF by State of Orissa in line with Supreme Court order, LSADF proposed to be considered as SPV was dissolved on 02 August 2010 and the name is striken off by the Registrar of Companies u/s 560 of the Companies Act, 1956.
     (b) The Company (SIIL) entered into Joint venture agreement with Orissa Mining Corporation Limited (OMCL) and incorporated South West Orissa Bauxite Mining Private Limited (SWOBM) with equity contribution of 0.05 Crore in the ratio of 74 (SIIL):26 OMCL). SWOBM was incorporated on 15 July 2009 to carry on the business of raising and mining bauxite and alumina bearing ore from the bauxite mines in the State of Orissa. As per JV agreement dated 05 October 2004 and subsequent amendment thereto in 2009, said company was to enter into Raising contract agreement with OMCL, the lessee of Niyamgiri Mines to raise bauxite from said mines. Since Ministry of Environment & Forests (MoEF) has not granted approval for forest diversion, hence no mining activity can be undertaken now and accordingly the raising contract agreement has not been entered into.
14. Advance recoverable in cash or in kind includes Nil (Previous Year 0.06) due from Lake City Ventures Private Limited (formerly known as Sterlite Shipping Ventures Private Limited) in which directors are interested. Maximum amount outstanding at any time during the year is 0.06 Crore (Previous Year 0.06 Crore).
15. In accordance with Clause 32 of Listing Agreement, Advance(s) in the nature of Loan is / are as under:
(As Certified by the Management)

(a)	Loans & Advances in the nature of Loans

( in Crore)
			Maximum Amount
		Balance as at	Outstanding during	Balance as at
Name of the Company	Relationship	31 March 2011	the Year	31 March 2010
Monte Cello BV	Subsidiary	0.40	1.19	1.19
Vizag General Cargo Berth Private Limited*	Subsidiary	—	—	—
Sterlite Opportunities & Ventures Limited**	Subsidiary	—	—	—
Talwandi Sabo Power Limited	Subsidiary	—	125.00	125.00
Sterlite Infra Limited	Subsidiary	5,781.42	5,789.60	38.80
Sterlite Energy Limited	Subsidiary	4,099.61	4,217.51	2,917.51
Vedanta Aluminium Limited***	Associate	8,020.40	10,739.00	8,548.57

*	Excluding Debentures of 97.50 Crore (Previous Year Nil).

**	Excluding Debentures of 444.27 (Previous Year 608.35 Crore).

***	Excluding Debentures of Nil (Previous Year 1,815 Crore).
(b)	None of the loanees have made, per se, investment in the Shares of the Company.
(c)	(i)	Investments made by Monte-Cello BV in Subsidiaries: Investment in Copper Mines of Tasmania Pty. Ltd.- 2 Shares & Thalanga Copper Mines Pty. Ltd.- 5,78,240 Shares.

	(ii)	Investments made by Sterlite Energy Limited in Talwandi Sabo Power Limited 40,00,50,000 Shares.

	(iii)	Investments made by Sterlite Infra Limited in THL Zinc Ventures Limited 1,00,001 Equity Shares & 70,00,000 Optionally Convertible Redeemable Preference Shares and in THL Zinc Holding B.V. 37,38,000 Equity Shares & 55,00,000 Optionally Convertible Redeemable Preference Shares.
     Notes:
     i) The above loans & advances to subsidiaries fall under the category of loans & advances in the nature of loans where there is no repayment schedule and are payable on demand. The loans are free of interest except to Vedanta Aluminium Limited which is charged at market linked interest rates.
     ii) As per the Company’s policy, loan to employees are not considered in (a) above.
16. General expenses include donations aggregating to 0.10 Crore (Previous Year 12.00 Crore) made during the year to political parties.
17. (i) During the year 2004-05, the Company issued 35,860,049 equity shares of 5 each at a premium of 545 aggregating 1,972.30 Crore on Rights basis to existing share holders. In terms of Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (earlier known as SEBI (Disclosure and Investor Protection) Guidelines, 2000), proceeds of Rights Issue has been utilised as under:

		Actual utilisation ( in Crore)
Utilisation	Planned	Till 31 March 2011	Till 31 March 2010
Investment in BALCO	900.00	—	—
Reduction in Term loans	520.00	520.00	520.00
Reduction in Current liabilities	551.00	551.00	551.00
Rights Issue expenses	1.30	1.19	1.19
Total	1,972.30	1,072.19	1,072.19
Balance amount of 900.11 Crore (Previous Year 900.11 Crore) is lying in debt mutual funds as at Balance sheet date and been presented in Investments—Schedule 6.
     (ii) The net proceeds from American Depository Shares amounting to 7,652.88 Crore in July 2009 has been fully utilised by the Company towards the referred purpose as mentioned in ADS offering document.
18. During the previous year, the Company had raised USD 500 million through issue of 4% Convertible Senior Notes of USD 1,000 each at an initial conversion price of USD 23.33 per ADS. The Notes are convertible into 42.8688 ADSs per Note subject to adjustment in certain events. As per AS 30 at inception, the issue proceeds of the same has been allocated to the conversion option (which is an embedded derivative) with the residual value allocated to the Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value to be recognised in the Profit & Loss Account, and the Notes been carried at amortised cost. As on 31 March 2011, conversion option amounting to 275.71 Crore (Previous Year 596.30 Crore) is included along with 4% Convertible Senior note of US$ 1,000 per note in Schedule 4 — Unsecured Loans.
19. In response to the various writ petitions filed in the year 1996-1998 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court by its order dated 28 September 2010 ordered the closure of the smelter at Tuticorin. The Company has filed Special Leave Petition (SLP) in the Supreme Court of India against the impugned order of Madras High Court. The Supreme Court of India on 18 October 2010 heard the SLP and stayed the order of the High Court and which has been extended from time to time. The matter is listed on 29 April 2011 for further hearing.
20. The Company had recognised an amount of 57.80 Crore in the year 2008-09 as claims receivable on account of insurance claim due to the cooling tower failure, based on a provisional estimate basis. During the year, the Company has written off an amount of 16.00 Crore (Previous Year 17.62 Crore) in the Profit & Loss Account based on the revised estimates by the Company.
21. During the year, the Central Excise Department has issued an exparte notice for reversal of Cenvat credit of 315 Crore along with interest of 8.78 Crore for non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March to September 2009 within stipulated time. In addition, the Department has also alleged violation of Advance license conditions for the period 2005-2009. No show cause notice in this regard has been served on the Company. The Company has obtained a Writ for stay on recoveries / further proceedings from the Honourable Madras High Court, Madurai Bench, in both the matters. The Company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.
22. (a) Net exchange difference (gain)/loss amounting to (79.92) Crore [Previous Year (261.27) Crore] related to procurement of raw materials has been accounted under raw material consumption.
     (b) Aggregate net exchange gain included in the Profit and Loss Account including (a) above for the year is 82.84 Crore (Previous Year 270.78 Crore)
23. Details regarding licenced and installed capacity and actual production (As certified by the management)
     A. CAPACITY

			Licenced Capacity		Installed Capacity
			Current	Previous	Current	Previous
	Description	Unit	Year	Year	Year	Year
1.	Continuous Cast Copper Rod	MT	N.A.	N.A.	2,68,000	2,68,000
2.	Copper Cathodes	MT	N.A.	N.A.	4,05,000	4,05,000
3.	Aluminium Cold Rolled Products	MT	N.A.	N.A.	20,000	20,000
4.	Phosphoric Acid	MT	N.A.	N.A.	2,30,000	2,30,000
5.	Sulphuric Acid	MT	N.A.	N.A.	13,00,000	13,00,000

N.A.	—	Delicensed vide notification No. 477(E) dated 25 July 1991.
     B. PRODUCTION

	Description	Unit	Current Year Quantity	Previous Year Quantity
1.	Continuous Cast Copper Rod#	MT	1,87,892	1,96,882
2.	Copper Cathodes**	MT	3,03,991	3,34,174
3.	Sulphuric Acid***	MT	9,68,760	10,36,353
4.	Phosphoric Acid	MT	1,54,232	2,05,844

#	(i) Net of 6 MT (Previous Year Nil) loss of material, (ii) Includes 925 MT (Previous Year Nil) produced under Job work.

**	(i) Includes 1,87,397 MT (Previous Year 1,97,774 MT) used for captive consumption, (ii) Net of 14 MT (Previous Year 28 MT) loss of material.

***	Includes 4,41,542 MT (Previous Year 5,60,628 MT) used for captive consumption.
24. Quantitative information in respect of opening stock, closing stock,
       Turnover and consumption of raw materials (As certified by management)
     A. OPENING STOCK

		Current Year		Previous Year
			Value		Value
Description	Unit	Quantity	( in Crore)	Quantity	( in Crore)
Continuous Cast Copper Rod	MT	—	—	—	—
Copper Cathodes	MT	44	1.49	6	0.10
Sulphuric Acid	MT	9,451	4.47	18,178	2.73
Phosphoric Acid	MT	7,991	24.38	7,984	21.23
Others*			40.42		63.06
			70.76		87.12
     B. CLOSING STOCK

		Current Year		Previous Year
			Value		Value
Description	Unit	Quantity	( in Crore)	Quantity	( in Crore)
Continuous Cast Copper Rod	MT	224	10.57	—	—
Copper Cathodes	MT	34	1.63	44	1.49
Sulphuric Acid	MT	15,857	6.45	9,451	4.47
Phosphoric Acid	MT	3,548	10.25	7,991	24.38
Others*			30.63		40.42
			59.53		70.76
     C. TURNOVER

		Current Year		Previous Year
			Value		Value
Description	Unit	Quantity	( in Crore)	Quantity	( in Crore)
Continuous Cast Copper Rod	MT	1,86,737	8,338.28	1,96,882	6,779.67
Copper Cathodes	MT	1,16,590	4,642.01	1,36,362	4,140.66
Copper Cathode / Concentrate	MT/DMT	500	16.24	16,972	86.93
Sulphuric Acid	MT	5,20,812	174.89	4,84,452	50.37
Phosphoric Acid	MT	1,58,675	549.63	2,05,837	528.55
Rock Phosphate	MT	3,948	1.90	12,502	7.96
Anode Slime			2,426.44		1,967.40
Export Benefits			6.17		10.16
Services			0.91		4.74
Others*			97.41		100.03
			16,253.88		13,676.47

*	Includes Realisable waste
     D. RAW MATERIAL CONSUMED

		Current Year		Previous Year
			Value		Value
Description	Unit	Quantity	( in Crore)	Quantity	( in Crore)
Copper Concentrate	DMT	10,53,090	13,500.44	11,39,618	11,430.16
Rock Phosphate	MT	5,33,555	329.61	6,75,476	421.03
Others			146.16		142.66
			13,976.21		11,993.85
     E. PURCHASES

		Current Year		Previous Year
			Value		Value
Description	Unit	Quantity	( in Crore)	Quantity	( in Crore)
Rock Phosphate	MT	3,948	1.72	12,502	7.05
Copper Cathode / Concentrate	DMT	500	15.48	16,972	86.17
			17.20		93.22
25. CIF VALUE OF IMPORTS

	Current Year	Previous Year
	( in Crore)	( in Crore)
Raw materials	14,357.83	12,073.88
Stores & Spares	33.92	37.11
Capital Goods	1.31	5.71
26. EXPENDITURE IN FOREIGN CURRENCY

Long Term Incentive Plan expenses (net of recoveries)	6.36	4.67
Technical Service Charges	2.18	4.86
Share Issue Expenses	—	67.36
Interest & Finance charges	220.00	159.77
Professional Fees (including Representative office fees)	24.33	24.50
Acquisition related expenses	—	270.06
Others	5.24	9.51
	258.11	540.73
27. EARNING IN FOREIGN CURRENCY

FOB value of exports	6,289.03	5,921.07
Management fees	0.91	17.23
Others	363.65	81.69
	6,653.59	6,019.99
28. PARTICULARS OF DIVIDEND PAID TO NON-RESIDENT SHAREHOLDERS

Year to which Dividend relates	31 March 2010	31 March 2009
Number of Shareholders	1	1
Number of Shares held	41,77,86,231	41,13,06,383
Amount Remitted — Gross ( in Crore)	156.67	143.96
29. VALUE OF RAW MATERIALS CONSUMED

	Current Year		Previous Year
		% of total		% of total
	( in Crore)	consumption	( in Crore)	consumption
Indigenous	252.36	1.81%	329.09	2.74%
Imported	13,723.85	98.19%	11,664.76	97.26%
	13,976.21		11,993.85
30. VALUE OF COMPONENTS, STORES & SPARES PARTS CONSUMED

	Current Year		Previous Year
		% of total		% of total
	( in Crore)	consumption	( in Crore)	consumption
Indigenous	80.89	66.55%	64.56	70.55%
Imported	40.65	33.45%	26.95	29.45%
	121.54		91.51
31. ADDITIONAL INFORMATION

		( in Crore)
		As at	As at
		31 March 2011	31 March 2010
I	Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances)	1,530.52	1,182.45
	(Cash outflow is expected on execution of such capital contracts, on progressive basis.)
II	Uncalled Liability on partly paid Shares / Debentures	74.87	—
III	Contingent Liabilities

			( in Crore)
			As at	As at
			31 March 2011	31 March 2010
(a)	Disputed liabilities in appeal:
	(i)	Income Tax (No cash outflow is expected in the near future)	52.25	80.70
	(ii)	Sales Tax (relating to sale value)	7.26	7.26
	(iii)	Custom Duty (No cash outflow is expected in the near future)	6.23	10.20
	(iv)	Excise Duty (Mainly on account of difference in valuation of intermediate products meant for captive consumption at other locations and clearance of intermediate products to other locations on job basis. No cash outflow is expected in the near future).	38.39	38.39
	(v)	Claim against the Company not acknowledged as debt (No outflow is expected in the near future)	22.58	24.48
	(vi)	Service Tax (On account of credit taken on outward freight paid to goods transport agent & no outflow is expected in the near future)	18.57	18.57
	(vii)	FERA / FEMA (No outflow is expected in the near future)	59.90	59.90
	(viii)	Others (No outflow is expected in the near future)	10.09	10.09
(b)	Unexpired Letters of Credit		1,708.18	1,147.12
	(These are established in favour of vendors but cargo / material under the aforesaid Letter of Credit are yet to be received as on year end date. Cash outflow expected on the basis of payment terms as mentioned in Letter of Credit).
(c)	Bank Guarantees		185.76	116.48
	(Bank guarantees are provided under contractual / legal obligation. No cash outflow is expected)
(d)	Sales Bill Discounted		1,214.04	920.70
	(No cash outflow is expected)

(e)	The Company has given Corporate Guarantees to Banks / Financial Institutions / others on behalf of Vedanta Aluminium Limited, CMT, TCM, Sterlite Energy Limited, Talwandi Sabo Power Limited, Sterlite Infra Limited and Vizag General Cargo Berth Private Limited. The outstanding amount is 15,767.39 Crore (Previous Year 7,604.83 Crore) as on year end.
(f)	Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to 27.11 Crore (Previous Year 14.41 Crore).
(g)	The Company has agreed to pay any liability upto 15 Crore that may arise in respect of Power Transmission Line Division (since divested) for the period upto 30 June 2006. This liability is enforceable on the Company upto 30 June 2011.
32. Disclosure on Financial and Derivatives Instruments
     a) Derivative contracts entered into by the Company and outstandings as at Balance Sheet date.
(i) To hedge currency related risks, the Company has entered into forex forward covers. The nominal amounts of such derivative contracts outstanding as at Balance sheet date are 1,543.76 Crore (net of Forward Sell covers of 227.19 Crore) (Previous Year 1,690.93 Crore).
(ii) For hedging commodity related risks :- Category wise break up is given below. ( in Crore)

Particulars	As at 31 March 2011		As at 31 March 2010
Forwards / Futures	Purchases	Sales	Purchases	Sales
Copper (MT)	12,300	9,725	7,550	7,125
Gold (Oz)	43,443	2,21,150	4,761	1,00,653
Silver (Oz)	3,23,212	13,49,857	50,093	9,40,322
          All derivative and Financial instruments acquired by the Company are for hedging purposes only.
          Unhedged foreign currency exposure is as under:

	( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Payable	5,260.58	3,712.88
Unsecured Borrowings -Convertible Senior note	1,992.19	2,222.55

	( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Receivable	416.27	255.47
33. Segment Information as per Accounting Standard-17 on Segment Reporting for the year ended 31 March 2011
     I) Information about Primary Business Segments.

	( in Crore)
			Business Segments
	Copper		Phosphoric Acid		Others		Unallocated		Eliminations		Grand Total
Particulars	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue
External Turnover	15,625.49	13,056.54	628.39	619.93	—	—	—	—	—	—	16,253.88	13,676.47
Inter-Segment Turnover	115.28	77.54	—	—	—	—	—	—	(115.28)	(77.54)	—	—
Gross Turnover	15,740.77	13,134.08	628.39	619.93	—	—	—	—	(115.28)	(77.54)	16,253.88	13,676.47
Less : Excise Duty Recovered on Sales	949.60	555.05	9.28	7.14					—	—	958.88	562.19
Total Revenue	14,791.17	12,579.03	619.11	612.79	—	—	—	—	(115.28)	(77.54)	15,295.00	13,114.28
Results
Segment Result	520.05	398.03	59.91	11.18	(0.26)	0.07	—	—	—	—	579.70	409.28
Unallocated Expenses	—	—	—	—	—	—	39.29	51.67	—	—	39.29	51.67
Operating Profit / (loss)	520.05	398.03	59.91	11.18	(0.26)	0.07	(39.29)	(51.67)	—	—	540.41	357.61
Less: Interest Expenses	—	—	—	—	—	—	277.46	263.25	—	—	277.46	263.25
Add : Other Income	—	—	—	—	—	—	1,611.33	1,126.97	—	—	1,611.33	1,126.97
Less: Income Tax (including Deferred Tax)	—	—	—	—	—	—	454.57	116.30	—	—	454.57	116.30
Less: Exceptional items	—	—	—	—	—	—	—	273.53	—	—	—	273.53
Net Profit/(Loss)	520.05	398.03	59.91	11.18	(0.26)	0.07	840.01	422.22	—	—	1,419.71	831.50
Segment Assets	6,828.27	4358.08	312.45	389.61	5.14	7.63	—	—	—	—	7,145.86	4,755.32
Unallocated Corporate Assets	—	—	—	—	—	—	26,132.60	24,969.60	—	—	26,132.60	24,969.60
Total Assets	6,828.27	4,358.08	312.45	389.61	5.14	7.63	26,132.60	24,969.60	—	—	33,278.46	29,724.92
Segment Liabilities	3,231.91	1,170.77	59.12	66.32	0.03	0.17	—	—	—	—	3,291.06	1,237.26
Unallocated Corporate Liabilities	—	—	—	—	—	—	6,758.50	6,219.58	—	—	6,758.50	6,219.58
Total Liabilities	3,231.91	1,170.77	59.12	66.32	0.03	0.17	6,758.50	6,219.58	—	—	10,049.56	7,456.84
Capital Expenditure	509.41	323.60	4.94	2.59	—	—	5.71	9.13	—	—	520.06	335.32
Depreciation and impairment	134.68	133.00	15.99	15.75	0.10	0.11	1.88	1.78	—	—	152.65	150.64
Non-cash Expenditure (excluding depreciation and impairment)	19.28	20.74	—	—	—	—	—	—	—	—	19.28	20.74
     a) The Company has disclosed business segment as primary segment. Segments have been identified and reported taking into account, the different risks and returns, the organization structure and the internal reporting systems. The main business segments are i) Copper which consist of manufacturing of copper cathode, continuous cast copper rod, anode slime and dore, ii) Phosphoric Acid and iii) other business segment consists of Aluminium Foils.
     (b) Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.
     II) Information about secondary segment

		( in Crore)
Geographical Segment	Current Year	Previous Year
Revenue by geographical segment — Turnover
India	9,934.73	7,654.51
Outside India	6,319.15	6021.96
Total	16,253.88	13,676.47
Carrying Amount of Segment Assets
India	6,941.63	4,551.09
Outside India	204.23	204.23
Total	7,145.86	4,755.32
Segment Capital Expenditure
India	514.35	326.19
Outside India	—	—
Total	514.35	326.19
34. Related Party disclosures
     List of related parties and relationships

i)	Entities Controlling the Company (Holding Companies)	Black Mountain Mining (Proprietary) Limited (w.e.f. 04 February

2011)

	Twinstar Holding Limited		Vedanta Lisheen Finance Limited (w.e.f. 15 February 2011)

	Vedanta Resources Holdings Limited		Vedanta Base Metals (Ireland) Limited (w.e.f. 15 February 2011)

	Vedanta Resources Plc.		Vedanta Lisheen Mining Limited (w.e.f. 15 February 2011)

	Volcan Investments Limited		Killoran Lisheen Mining Limited (w.e.f. 15 February 2011)

ii)	Fellow Subsidiary		Killoran Lisheen Finance Limited (w.e.f. 15 February 2011)

	Sesa Goa Limited		Lisheen Milling Limited (w.e.f. 15 February 2011)

	The Madras Aluminium Company Limited		Killoran Concentrates Limited (w.e.f. 15 February 2011)

	Konkola Copper Mines Plc.		Killoran Lisheen Limited (w.e.f. 15 February 2011)

	Sesa Industries Limited		Azela Limited (w.e.f. 15 February 2011)

	V S Dempo & Co. Private Limited		Killoran Lisheen Holdings Limited (w.e.f. 15 February 2011)

	Dempo Mining Corporation Private Limited		THL Zinc Ventures Ltd. (w.e.f. 19 November 2010)

	Sterlite Iron and Steel Company Limited		THL Zinc Ltd (w.e.f. 19 November 2010)

iii)	Subsidiaries		Vizag General Cargo Berth Private Limited (w.e.f. 20 April 2010)

	Bharat Aluminium Company Limited		Paradip Multi Cargo Berth Private Limited (w.e.f. 08 February 2011)

	Sterlite Infra Limited		Pecvest 17 Proprietary Limited (w.e.f. 26 November 2010)

	Copper Mines of Tasmania Pty Limited		Lisheen Mine Partnership (w.e.f. 15 February 2011)

	Thalanga Copper Mines Pty Limited		THL Zinc Co-operatief U.A (w.e.f. 01 December 2010)

	Monte Cello B.V	iv)	Associates

	Sterlite Opportunities & Ventures Limited		Vedanta Aluminium Limited (Fellow Subsidiary and associate)

	Hindustan Zinc Limited	v)	Key Management Personnel

	Sterlite Energy Limited		Mr. Anil Agarwal

	Fujairah Gold FZE		Mr. Navin Agarwal

	Talwandi Sabo Power Limited		Mr. Tarun Jain

	Sterlite (USA) Inc.		Mr. D. D. Jalan

	THL Zinc Holding B.V. (w.e.f. 15 February 2011)		Mr. M. S. Mehta

	THL Zinc Namibia Holdings (Proprietary) Ltd. (w.e.f. 03 December 2010)	vi)	Relatives of Key Management Personnel
Mr. Dwarka Prasad Agarwal—Relative of Mr. Anil Agarwal and Mr. Navin Agarwal
Ms. Suman Didwania—Relative of Mr. Anil Agarwal and Mr. Navin Agarwal

Skorpion Zinc (Pty) Ltd. (w.e.f. 03 December 2010)
Skorpion Mining Company (Pty) Ltd. (w.e.f. 03 December 2010)
Namzinc (Proprietary) Ltd. (w.e.f. 03 December 2010)
Amica Guesthouse (Proprietary) Ltd. (w.e.f. 03 December 2010)
Rosh Pinah Health Care (Proprietary) Ltd. (w.e.f. 03 December 2010)
Malco Power Company Limited (w.e.f. 19 February 2011, fellow Subsidiary from 16 April 2010 to 18 February 2011)
Malco Industries Limited (w.e.f. 04 March 2011 fellow Subsidiary from 22 April 2010 to 03 March 2011)

		vii)	Others Anil Agarwal Foundation Trust

Public & Political Awareness Trust

Agarwal Galvanising Pvt. Limited
viii) Transaction During the year with related parties

( in Crore)
		Holding Companies		Fellow Subsidiary		Subsidiaries		Associates		Key Management Personnel		Relative of Key Management Personnel		Others		Total
	Particulars	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
1	Loans & Advances
	(a) Given/(Received) During the year	—	(0.11)	1.06	(25.25)	6,785.52	1,673.26	(456.83)	7,673.80	—	—	—	—	(0.04)	0.18	6,329.71	9,321.88
	(b) Balance as at 31 March 2011	—	0.00	3.92	1.97	9,878.69	3,093.14	8,101.45	8,654.58	—	—	—	—	0.13	0.18	17,984.19	11,749.87
2	(a) Investments made during the year	—	—	—	—	97.69	17.49	—	1,815.00	—	—	—	—	—	—	97.69	1,832.49
	(b) Redemption of Investments during the year	—	—	—	—	(164.08)	(109.74)	(1,815.00)	(2,019.16)	—	—	—	—	—	—	(1,979.08)	(2,128.90)
3	Investments as at 31 March 2011	—	—	—	—	2,554.46	2,620.79	563.04	2,378.04	—	—	—	—	—	—	3,117.50	4,998.83
4	Current Liabilities
	Balance as at 31 March 2011	65.51	87.46	2.17	4.49	268.08	143.78	—	—	—	—	—	—	—	—	335.76	235.73
5	Debtors
	Balance as at 31 March 2011	—	—	—	—	218.50	91.12	—	—	—	—	—	—	—	—	218.50	91.12
6	Income
	(a) Sales	—	—	0.16	0.10	896.25	832.52	—	—	—	—	—	—	—	—	896.41	832.62
	(b) Management Consultancy Services	0.91	—	—	—	—	4.74	—	—	—	—	—	—	—	—	0.91	4.74
	(c) Interest & Guarantee Commission	—	—	—	—	86.73	109.09	675.73	367.58	—	—	—	—	—	—	762.46	476.67
	(d) Dividend Income	—	—	—	—	2.81	2.81	—	—	—	—	—	—	—	—	2.81	2.81
7	Expenditure
	(a) Long Term Incentive Plan expenses	54.47	38.28	—	—	—	—	—	—	—	—	—	—	—	—	54.47	38.28
	(b) Purchases	—	—	7.91	74.93	841.44	803.84	—	—	—	—	—	—	—	—	849.35	878.77
	(c) Remuneration/Sitting Fees	—	—	—	—	—	—	—	—	18.19	15.21	—	—	—	—	18.19	15.21
	(d) Allocation of Corporate Expenses	—	—	(0.33)	(0.43)	(23.72)	(15.99)	(6.26)	(3.46)	—	—	—	—	—	—	(30.31)	(19.88)
	(e) Management Consultancy Services including representative office fees	22.81	23.71	—	—	—	—	—	—	—	—	—	—	—	—	22.81	23.71
	(f) Guarantee Commission	(2.90)	2.09	—	—	—	—	—	—	—	—	—	—	—	—	(2.90)	2.09
	(g) Power Charges	—	—	40.11	18.40	—	—	—	—	—	—	—	—	—	—	40.11	18.40
	(h) Recovery of deputed employees remuneration	—	—	(14.48)	(7.95)	(103.35)	(77.47)	(18.10)	(37.92)	—	—	—	—	(0.61)	(0.73)	(136.54)	(124.07)
	(i) Recovery of other expenses	—	—	(17.27)	(4.84)	(46.11)	(43.77)	(15.09)	(9.80)	—	—	—	—	(0.15)	(0.60)	(78.62)	(59.01)

( in Crore)
		Holding Companies		Fellow Subsidiary		Subsidiaries		Associates		Key Management Personnel		Relative of Key Management Personnel		Others		Total
	Particulars	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
	(j) Donation	—	—	—	—	—	—	—	—	—	—	—	—	0.10	—	0.10	—
8	Dividend paid	156.67	143.96	9.61	8.96	—	—	—	—	—	—	—	—	—	—	166.28	152.92
9	Guarantees given	—	—	—	—	11,129.00	2,766.21	4,638.40	4,838.62	—	—	—	—	—	—	15,767.40	7,604.83
10	Guarantees taken	535.80	767.38	—	—	—	—	—	—	—	—	—	—	—	—	535.80	767.38
34. Related Party disclosures (continued)
ix) Details of Major Transactions with related parties:

			Current Year	Previous Year
			( in Crore)	( in Crore)
1.	Loans & Advances:
	(a)	Given / (Received) During the year:
	(i)	Hindustan Zinc Limited	2.19	5.20
	(ii)	Fujairah Gold FZE	0.55	0.07
	(iii)	Sterlite Infra Limited	5742.62	0.62
	(iv)	Bharat Aluminium Company Limited	0.07	-40.85
	(v)	Talwandi Sabo Power Limited	-124.76	125.14
	(vi)	Vedanta Aluminium Limited	-456.83	7673.8
	(vii)	Monte Cello B.V.	-0.79	0.43
	(viii)	Sterlite Energy Limited	1166.01	1582.25
	(ix)	Konkola Copper Mines Plc.	0.19	-25.59
	(x)	V S Dempo & Co. Private Limited	0.23	0.15
	(xi)	Twinstar Holding Limited	—	-0.11
	(xii)	Sesa Goa Limited	0.13	-0.61
	(xiii)	Sterlite Opportunities & Ventures Limited	-0.42	0.4
	(xiv)	The Madras Aluminum Company Limited	0.33	0.68
	(xv)	Dempo Mining Corporation Private Limited	0.19	0.12
	(xvi)	Anil Agarwal Foundation Trust	-0.04	0.18
	(xvii)	Vizag General Cargo Berth Private Limited	0.04	—

			6,329.71	9,321.88

	(b)	Balance as at 31 March 2011:
	(i)	Bharat Aluminium Company Limited	4.56	4.5
	(ii)	Konkola Copper Mines Plc.	0.26	0.06
	(iii)	Monte Cello B.V.	0.4	1.19
	(iv)	Sterlite Infra Limited	5781.42	38.8
	(v)	Sterlite Opportunities & Ventures Limited	0.04	0.46
	(vi)	V S Dempo & Co. Private Limited	0.23	0.15
	(vii)	Talwandi Sabo Power Limited	0.38	125.14
	(viii)	Sterlite Energy Limited	4083.7	2917.69
	(ix)	Fujairah Gold FZE	0.72	0.16
	(x)	Anil Agarwal Foundation Trust	0.13	0.18

		Current Year	Previous Year
		( in Crore)	( in Crore)
(xi)	Sesa Goa Limited	1.09	0.96
(xii)	Vedanta Aluminium Limited	8101.45	8654.58
(xiii)	Hindustan Zinc Limited	7.42	5.2
(xiv)	The Madras Aluminum Company Limited	1	0.68
(xv)	Dempo Mining Corporation Private Limited	0.19	0.12
(xvi)	Vedanta Resources Plc. (Previous Year 3,076)	—	0
(xvii)	Vizag General Cargo Berth Private Limited	0.04	—
(xviii)	Sterlite Iron and Steel Company Limited	1.16	—
		17984.19	11749.87
34. Related Party disclosures (continued)

			Current Year	Previous Year
			( in Crore)	( in Crore)
2	Investments / (Redemption) made during the year:
	(i)	Sterlite Opportunities & Ventures Limited	-164.08	-109.74
	(ii)	Vedanta Aluminium Limited (also Refer Note Number 15 of Schedule 21)	-1815	-204.16
	(iii)	Sterlite Energy Limited	—	17.49
	(iv)	Malco Power Company Limited	0.05	—
	(v)	Malco Industries Limited	0.13	—
	(vi)	Paradip Multi Cargo Berth Private Limited	0.01	—
	(vii)	Vizag General Cargo Berth Private Limited	97.51	—
			(1,881.39)	(296.41)

3	Investments as at 31 March 2011:
	(i)	Bharat Aluminium Company Limited	553.18	553.18
	(ii)	Monte Cello B.V.	204.23	204.23
	(iii)	Sterlite Opportunities & Ventures Limited	495.32	659.4
	(iv)	Sterlite Energy Limited	1203.98	1203.98
	(v)	Vedanta Aluminium Limited	563.04	2378.04
	(vi)	Sterlite (USA) Inc (Current and Previous Year 42.77)	0	0
	(vii)	Sterlite Infra Limited	0.05	—
	(viii)	Vizag General Cargo Berth Private Limited	97.51	—
	(ix)	Paradip Multi Cargo Berth Private Limited	0.01	—
	(x)	Malco Power Company Limited	0.05	—
	(xi)	Malco Industries India Limited	0.13	—
			3117.5	4998.83

4	Current Liabilities:
	(i)	Vedanta Resources Plc.	65.51	87.46
	(ii)	Copper Mines of Tasmania Pty Limited	268.08	134.07
	(iii)	The Madras Aluminum Company Limited	1.12	2.22
	(iv)	Konkola Copper Mines Plc.	1.05	2.27
	(v)	Fujairah Gold FZE	—	9.71

				Current Year	Previous Year
				( in Crore)	( in Crore)
				335.76	235.73
5	Debtors:
	(i)	Copper Mines of Tasmania Pty Limited		—	0.38
	(ii)	Fujairah Gold FZE		218.5	90.74
				218.5	91.12
6	Income:
	(a)	Sales:
		(i)	The Madras Aluminum Company Limited	0.16	0.1
		(ii)	Fujairah Gold FZE	896.25	832.52
				896.41	832.62
	(b)	Management Consultancy Services:
		(i)	Vedanta Resources Plc.	0.91	4.74
				0.91	4.74
	(c)	Interest & Guarantee Commission:
		(i)	Vedanta Aluminium Limited	675.73	367.58
		(ii)	Sterlite Energy Limited	83.37	107.91
		(iii)	Talwandi Sabo Power Limited	3.34	1.18
		(iv)	Vizag General Cargo Berth Private Limited	0.02	—
				762.46	476.67
	(d)	Dividend Income:
		(i)	Bharat Aluminium Company Limited	2.81	2.81
				2.81	2.81
34. Related Party disclosures (continued)

				Current Year	Previous Year
				( in Crore)	( in Crore)
7.	Expenditure:
	(a)	Long Term Incentive Plan
		(including amount received from group companies):
		(i)	Vedanta Resources Plc.	54.47	38.28
				54.47	38.28
	(b)	Purchases:
		(i)	Copper Mines of Tasmania Pty Limited	840.29	794.11
		(ii)	Konkola Copper Mines Plc.	1.09	71.04
		(iii)	The Madras Aluminum Company Limited	—	0.01
		(iv)	Sesa Industries Limited	6.82	3.88
		(v)	Hindustan Zinc Limited	1.07	—
		(vi)	Fujairah Gold FZE	0.08	9.73
				849.35	878.77
	(c)	Remuneration / Sitting Fees:
		(i)	Mr. Navin Agarwal	9.70	8.18
		(ii)	Mr. Tarun Jain	5.82	4.74
		(iii)	Mr. D. D. Jalan	2.67	2.29
				18.19	15.21
	(d)	Allocation of Corporate Expenses:
		(i)	Hindustan Zinc Limited	(13.84)	(8.86)
		(ii)	Bharat Aluminium Company Limited	(9.88)	(7.13)
		(iii)	The Madras Aluminum Company Limited	(0.33)	(0.43)

			Current Year	Previous Year
			( in Crore)	( in Crore)
	(iv)	Vedanta Aluminium Limited	(6.26)	(3.46)
			(30.31)	(19.88)
(e)	Management Consultancy Services including representative office fees:
	(i)	Vedanta Resources Plc.	22.81	23.71
			22.81	23.71
(f)	Guarantee Commission:
	(i)	Vedanta Resources Plc.	(2.90)	2.09
			(2.90)	2.09
(g)	Power Charges:
	(i)	The Madras Aluminum Company Limited	40.11	18.40
			40.11	18.40
(h)	Recovery of deputed employees remuneration:
	(i)	Hindustan Zinc Limited	(52.41)	(38.12)
	(ii)	Bharat Aluminium Company Limited	(43.67)	(36.12)
	(iii)	The Madras Aluminum Company Limited	(0.40)	(1.42)
	(iv)	Konkola Copper Mines Plc.	(0.11)	(0.37)
	(v)	Vedanta Aluminium Limited	(18.10)	(37.92)
	(vi)	V S Dempo & Co. Private Limited	(1.90)	(1.02)
	(vii)	Sterlite Energy Limited	(4.35)	(3.02)
	(viii)	Dempo Mining Corporation Private Limited	(1.27)	(0.38)
	(ix)	Anil Agarwal Foundation Trust	(0.61)	(0.73)
	(x)	Sesa Goa Limited	(10.31)	(4.76)
	(xi)	Talwandi Sabo Power Limited	(2.44)	(0.21)
	(xii)	Fujairah Gold FZE	(0.49)	—
	(xiii)	Sterlite Iron and Steel Company Limited	(0.48)	—
			(136.54)	(124.07)
(i)	Recovery of expenses:
	(i)	Hindustan Zinc Limited	(25.61)	(31.37)
	(ii)	Bharat Aluminium Company Limited	(15.32)	(10.21)
	(iii)	The Madras Aluminum Company Limited	(1.07)	(1.21)
	(iv)	Konkola Copper Mines Plc.	(15.49)	(0.97)
	(v)	Vedanta Aluminium Limited	(15.08)	(9.80)
	(vi)	Talwandi Sabo Power Limited	(0.34)	(0.12)
	(vii)	Sterlite Energy Limited	(0.98)	(0.37)
	(viii)	Sterlite Infra Limited	(2.58)	(0.26)
	(ix)	Copper Mines of Tasmania Pty Limited	(0.91)	(1.33)
	(x)	Fujairah Gold FZE	(0.38)	(0.25)
	(xi)	Sterlite Opportunities & Ventures Limited [Current Year 39,700]	0.00	0.14
	(xii)	Sesa Goa Limited	(0.59)	(2.66)
	(xiii)	V S Dempo & Co Private Limited [Previous Year (31,044)]	(0.09)	(0.00)
	(xiv)	Anil Agarwal Foundation Trust	(0.15)	(0.60)
	(xv)	Dempo Mining Corporation Private Limited [Previous Year 34,278]	(0.03)	0.00
			(78.62)	(59.01)
(j)	Donation:
	(i)	Public & Political Awareness Trust	0.10	—
			0.10	—

			Current Year	Previous Year
			( in Crore)	( in Crore)
8.	Dividend paid:
	(i)	Twinstar Holdings Limited	156.67	143.96
	(ii)	The Madras Aluminum Company Limited	9.61	8.96
			166.28	152.92
9.	Guarantees given:

			Current Year	Previous Year
			( in Crore)	( in Crore)
	(i)	Copper Mines of Tasmania Pty Limited	32.00	32.00
	(ii)	Thalanga Copper Mines Pty Limited	13.23	11.85
	(iii)	Vedanta Aluminium Limited	4,638.40	4,838.62
	(iv)	Sterlite Energy Limited	3,360.37	2,772.36
	(v)	Talwandi Sabo Power Limited	4,610.68	—
	(vi)	Sterlite Infra Limited	2,522.72	—
	(vii)	Vizag General Cargo Berth Private Limited	590.00	—
			15,767.40	7,604.83

10.	Guarantees taken:
	(i)	Vedanta Resources Plc.	535.80	767.38
			535.80	767.38
35. EARNING PER SHARE (EPS)

		Current Year	Previous Year
		( in Crore)	( in Crore)
Net Profit after tax attributable to equity share holders for Basic EPS		1,419.71	831.50
Less: Interest and finance charges (net of exchange and derivative gain) recognised on Convertible Senior Note (net of tax)		(107.92)	(34.55)
Profit after tax attributable to equity share holders for Diluted EPS		1,311.79	796.95
Weighted Average no. of equity shares outstanding during the year
for Basic EPS	Nos.	336,12,07,534	319,98,26,061
for Diluted EPS	Nos.	344,69,45,134	323,60,00,281
Basic EPS		4.22	2.60
Diluted EPS		3.81	2.46
Nominal Value per Share		1	1
Reconciliation between number of shares used for calculating basic and diluted earning per share

	Current Year	Previous Year
	( in Crore)	( in Crore)
a) Number of Shares used for calculating Basic EPS	336,12,07,534	319,98,26,061

	Current Year	Previous Year
	( in Crore)	( in Crore)
b) Potential Equity Shares (Convertible Senior Note)	8,57,37,600	3,61,74,220
c) Number of shares used for calculating Diluted EPS (a+b)	344,69,45,134	323,60,00,281
Earnings Per Share for the previous year have been reworked to give the effect of sub-division of equity shares of 2 each into 1 each and issue of bonus shares in accordance with Accounting Standard (AS) 20 on “Earnings Per Share” .
36. DEFERRED TAXATION

	( in Crore)
	As at	As at
	31 March 2011	31 March 2010
The breakup of Deferred Tax Liability arising of timing difference are:
Liabilities
Related to Fixed Assets	282.66	303.90
Reinstatement of financial assets / liabilities	46.90	21.81
Timing differences towards Convertible Senior Note	108.82	30.04
Others	5.01	16.68
Total	443.39	372.43
Assets
Provision for Doubtful Advances	5.13	4.17
Others	5.40	4.45
Total	10.53	8.62
Deferred Tax Liability (Net)	432.86	363.81
37. The figures of previous year have been recasted, rearranged and regrouped wherever considered necessary.
For and on behalf of the Board of Directors

Navin Agarwal	M. S. Mehta	D. D. Jalan	Rajiv Choubey
Executive Vice Chairman	Chief Executive Officer	Whole Time Director &	Company Secretary
Chief Financial Officer
Place: Mumbai
Dated: 25 April 2011
Section 212
Statement pursuant to Section 212 of the Companies Act, 1956
The Ministry of Corporate Affairs, Government of India, vide General Circular No. 2 and 3 dated 08 February 2011 and 21 February 2011 respectively has granted a general exemption from compliance with Section 212 of the Companies Act, 1956, subject to fulfillment of conditions stipulated in the circular. The Company has satisfied the conditions stipulated in the circular and hence is entitled to the exemption. Necessary information relating to the subsidiaries has been included in the Consolidated Financial Statements.

								( in Crore)
Sr. No	Name of the Subsidiary Company	Reporting Currency	Capital	Reserves	Total Assets	Total Liabilities	Invest- ments	Turnover / Total Income	Profit Before Taxation	Provision for Taxation	Profit After Taxation	Proposed Dividend	Country of Incorporation
1	Bharat Aluminium Company Limited	INR	220.62	3,784.78	6,624.08	6,624.07	123.05	3,619.89	565.40	124.54	440.86	6.40	India
2	Sterlite Infra Limited	INR	0.05	(1.02)	5,911.27	5,911.27	—	—	5.23	0.87	4.36	—	India
3	Copper Mines of Tasmania Pty Limited	INR	0.00	248.42	555.96	555.96	—	869.55	323.83	96.00	227.84	—	Australia
		AUD Mn	0.00	53.84	120.49	120.49	—	188.45	70.18	20.81	49.38	—
4	Thalanga Copper Mines Pty Limited	INR	2.67	162.51	168.83	168.83	—	—	2.37	0.71	1.66	—	Australia
		AUD Mn	0.58	35.22	36.59	36.59	—	—	0.51	0.15	0.36	—
5	Monte Cello B. V.*	INR	0.10	939.50	946.28	946.28	—	—	852.42	6.13	846.29	—	Netherland
		USD Mn	0.02	210.41	211.93	211.93	—	—	190.91	1.37	189.54	—
6	Sterlite Opportunities & Ventures Limited	INR	2.55	654.67	1,101.52	1,101.52	—	—	164.53	—	164.53	—	India
7	Hindustan Zinc Limited	INR	845.06	21,688.13	23,478.28	23,478.28	9,334.59	9,912.14	5,959.55	1,059.06	4,900.49	491.08	India
8	Sterlite Energy Limited	INR	1,187.31	8.04	6,380.29	6,380.29	17.11	65.13	(8.39)	(15.98)	7.60	—	India
9	Fujairah Gold FZE	INR	45.43	(5.02)	414.00	414.00	—	1,249.66	(6.88)	—	(6.88)	—	UAE
		AED Mn	36.75	(4.06)	334.91	334.91	—	1,010.91	(5.57)	—	(5.57)	—
10	Talwandi Sabo Power Limited	INR	400.05	(2.01)	1,987.49	1,987.49	69.50	—	(2.00)	—	(2.00)	—	India
11	Sterlite (USA) Inc. *	INR	0.00	(0.00)	(0.00)	(0.00)	—	—	—	—	—	—	USA
		USD Mn	0.00	(0.00)	(0.00)	(0.00)	—	—	—	—	—	—
12	THL Zinc Ventures Ltd *	INR	75.91	3,094.20	3,170.11	3,170.11	—	—	(0.02)	—	(0.02)	—	Mauritius
		USD Mn	17.00	692.99	709.99	709.99	—	—	(0.00)	—	(0.00)	—
13	THL Zinc Ltd *	INR	82.16	4,160.50	4,736.50	4,736.50	—	—	6.40	1.01	5.40	—	Mauritius
		USD Mn	18.40	931.80	1,060.81	1,060.81	—	—	1.43	0.23	1.21	—
14	THL Zinc Holding B.V.*	INR	56.39	3,477.96	3,535.92	3,535.92	—	—	1,071.33	—	1,071.33	—	Netherland
		USD Mn	12.63	778.94	791.92	791.92	—	—	239.94	—	239.94	—
15	THL Zinc Namibia Holdings (Proprietary) Ltd#	INR	1,662.97	18.69	1,684.07	1,684.07	—	439.72	440.00	—	440.00	—	Namibia
		NAD Mn	2,757.00	30.98	2,791.98	2,791.98	—	729.00	729.47	—	729.47	—
16	Skorpion Zinc (Proprietary) Limited#	INR	0.00	3.59	1,680.43	1,680.43	—	—	413.20	0.02	413.18	—	Namibia
		NAD Mn	0.00	5.95	2,785.95	2,785.95	—	—	729.12	0.04	729.08	—
17	Skorpion Mining Company (Proprietary)Limited#	INR	0.00	0.29	362.51	362.51	—	193.38	(2.24)	0.84	(1.40)	27.14	Namibia
		NAD Mn	0.00	0.49	601.01	601.01	—	320.60	(3.72)	1.39	(2.32)	45.00
18	Namzinc (Proprietary) Limited#	INR	0.00	42.52	1,682.14	1,682.14	—	1,183.65	200.38	—	200.38	439.72	Namibia
		NAD Mn	0.00	70.49	2,788.78	2,788.78	—	1,962.35	332.21	—	332.21	729.00
19	Amica Guesthouse (Proprietary) Limited#	INR	0.00	(0.21)	0.45	0.45	—	0.96	(0.06)	0.00	(0.06)	—	Namibia

								( in Crore)
Sr. No	Name of the Subsidiary Company	Reporting Currency	Capital	Reserves	Total Assets	Total Liabilities	Invest- ments	Turnover / Total Income	Profit Before Taxation	Provision for Taxation	Profit After Taxation	Proposed Dividend	Country of Incorporation
		NAD Mn	0.00	(0.35)	0.75	0.75	—	1.59	(0.10)	0.01	(0.09)	—
20	Rosh Pinah Health Care (Proprietary) Limited#	INR	0.00	7.46	7.66	7.66	—	0.57	(0.70)	—	(0.70)	—	Namibia
		NAD Mn	0.00	12.37	12.70	12.70	—	0.94	(1.15)	—	(1.15)	—
21	Black Mountain Mining (Proprietary)Limited##	INR	0.00	283.42	1,181.12	1,181.12	—	892.16	609.63	169.86	439.77	—	South Africa
		ZAR Mn	0.00	449.59	1,873.61	1,873.61	—	1,415.23	967.05	269.45	697.60	—
22	Vedanta Lisheen Finance Limited#	INR	0.00	18.51	18.51	18.51	0.00	—	—	—	—	—	Ireland
		USD Mn	0.00	3.96	3.96	3.96	0.00	—	—	—	—	—
23	Vedanta Base Metals (Ireland) Limited#	INR	0.00	(0.00)	—	—	—	—	—	—	—	—	Ireland
		USD Mn	0.00	(0.00)	—	—	—	—	—	—	—	—
24	Vedanta Lisheen Mining Limited#	INR	0.00	339.89	339.89	339.89	—	—	42.72	1.30	41.42	—	Ireland
		USD Mn	0.00	72.81	72.81	72.81	—	—	9.15	0.28	8.87	—
25	Killoran Lisheen Mining Limited#	INR	0.00	322.77	322.77	322.77	—	—	43.54	6.64	36.90	—	Ireland
		USD Mn	0.00	69.14	69.14	69.14	—	—	9.33	1.42	7.91	—
26	Killoran Lisheen Finance Limited#	INR	0.00	33.95	33.95	33.95	—	—	—	—	—	—	Ireland
		USD Mn	0.00	7.27	7.27	7.27	—	—	—	—	—	—
27	Lisheen Milling Limited#	INR	0.01	230.29	230.30	230.30	—	971.84	107.28	6.27	101.01	—	Ireland
		USD Mn	0.00	49.33	49.34	49.34	—	208.19	22.98	1.34	21.64	—
28	Killoran Concentrates Limited#	INR	0.02	—	0.00	0.00	—	—	—	—	—	—	Ireland
		USD Mn	0.00	—	0.00	0.00	—	—	—	—	—	—
29	Killoran Lisheen Limited#	INR	100.04	(100.04)	0.00	0.00	0.00	—	—	—	—	—	Ireland
		EUR Mn	14.92	(14.92)	0.00	0.00	0.00	—	—	—	—	—
30	Azela Limited#	INR	0.00	—	0.00	0.00	—	—	—	—	—	—	Ireland
		EUR Mn	0.00	—	0.00	0.00	—	—	—	—	—	—
31	Killoran Lisheen Holdings Limited#	INR	0.00	—	0.00	0.00	—	—	—	—	—	—	Ireland
		EUR Mn	0.00	—	0.00	0.00	—	—	—	—	—	—
32	Malco Power Company Limited	INR	0.05	—	0.05	0.05	—	—	(0.03)	—	(0.03)	—	India
33	Malco Industries Limited	INR	0.13	(0.16)	0.13	0.13	—	—	(0.16)	—	(0.16)	—	India
34	Vizag General Cargo Berth Private Limited	INR	0.01	1.47	97.65	97.65	7.94	—	(0.82)	—	(0.82)	—	India
35	Paradip Multi Cargo Berth Private Limited*	INR	0.01	—	0.01	0.01	—	—	—	—	—	—	India
36	Pecvest 17 Proprietary Limited*	INR	0.00	—	0.00	0.00	—	—	—	—	—	—	South Africa
		ZAR Mn	0.00	—	0.00	0.00	—	—	—	—	—	—

Exchange Rates as on 31.03.2011: 1 AUD= 46.1413, 1 USD = 44.6500, 1 AED = 12.3617

Exchange Rates as on 31.12.2009: 1 USD = 46.6800, 1 NAD = 6.0318, 1 EUR = 67.0700

Exchange Rates as on 31.12.2010: 1 ZAR = 6.3040

*	Financial Information is based on Unaudtited Results.

#	Financial Information is based on audited financial for the year ended 31 December 2009

##	Financial Information is based on unaudited financial for the year ended 31 December 2010

We undertake to make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our shareholders. The annual accounts will also be available for inspection during business hours at Registered office of the Company and its subsidiaries.

Navin Agarwal Executive Vice Chairman	M S Mehta Chief Executive Officer	D. D. Jalan Whole Time Director & Chief Financial Officer	Rajiv Choubey Company Secretary
Place: Mumbai
Dated: 25 April 2011
AUDITORS’ REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
TO,
THE BOARD OF DIRECTORS
STERLITE INDUSTRIES (INDIA) LIMITED
1. WE HAVE AUDITED THE ATTACHED CONSOLIDATED BALANCE SHEET OF STERLITE INDUSTRIES (INDIA) LIMITED (THE COMPANY), IT’S SUBSIDIARIES AND ASSOCIATE COMPANIES (COLLECTIVELY REFERRED TO AS “THE GROUP”), AS AT MARCH 31ST 2011, THE CONSOLIDATED PROFIT AND LOSS ACCOUNT AND CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED ON THAT DATE, ANNEXED THERETO. THE CONSOLIDATED FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF COMPANY’S MANAGEMENT AND HAVE BEEN PREPARED BY THE MANAGEMENT ON THE BASIS OF SEPARATE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION REGARDING COMPONENTS. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.2.
We conducted our audit in accordance with the generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. We did not audit the financial statements of Copper Mines of Tasmania Pty Limited, Thalanga Copper Mines Pty. Limited, Fujairah Gold FZE, Black Mountain Mining (Proprietary) Limited, Vedanta Lisheen Finance Limited (Consolidated Financial Statements) and THL Zinc Namibia Holdings (Proprietary) Limited (Consolidated Financial Statements), the subsidiary Companies whose financial statements reflect total assets of 6,172.96 Crore as at March 31st 2011, total revenues (Net turnover) of 2,259.03 Crore and net cash outflows amounting to 665.12 Crore for the year ended on that date as considered in the Consolidated Financial Statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, is based solely on their reports.
4. The financial statements of Monte Cello BV, THL Zinc Holding Cooperatief U.A, THL Zinc Holding B.V, Paradip Multi Cargo Berth Private Limited, Pecvest 17 Proprietary Limited,Sterlite (USA) Inc., THL Zinc Ltd. and THL Zinc Ventures Ltd. the subsidiary companies reflecting the total assets of 864.66 Crore as at March 31st, 2011, total revenues (Net turnover) of Nil and net cash inflows of 107.99 Crore for the year ended on that date as considered in Consolidated Financial Statements are not audited. These financial statements have been certified by management and, our opinion, in so far as it relates to the amounts included in respect of the subsidiaries, is based solely on these certified financial statements.
5. The financial statements of Bharat Aluminium Company Limited, Sterlite Energy Limited, Talwandi Sabo Power Limited, Sterlite Opportunities and Ventures Limited, Sterlite Infra Limited, Malco Power Company Limited, Malco Industries Limited, Vizag General Cargo Berth Private Limited and Hindustan Zinc Limited, all Subsidiary Companies, whose financial statements reflect total assets of 43,192.32 Crore as at March 31st 2011, total revenues (Net turnover) of 13,590.20 Crore and net cash inflows of 494.23 Crore for the year ended on that date as considered in Consolidated Financial Statements have been audited by one of the joint auditors.
6. The financial statements of Vedanta Aluminium Limited, an associate company, reflect group’s share of loss of 284.99 Crore for the year ended March 31st 2011 has been audited by one of the joint auditors.
7. Attention is invited to Note No. 30 in Schedule 21 relating to long term investment, by Hindustan Zinc Limited, in equity shares of a power Company being classified as an intangible asset and amortized. This treatment is in preference to requirements of Accounting Standard 30 ‘Financial Instruments: Recognition and Measurement’ Accounting Standard 26 ‘Intangible Assets’ and Schedule XIV of the Companies Act, 1956. This has resulted in profit after tax being lower by 3.49 Crore, investments being lower by 98.41 Crore, fixed assets being higher by 51.36 Crore, deferred tax liability being lower by 15.27 Crore and reserves and surplus being lower by 31.78 Crore.
8. We report that the Consolidated Financial Statements have been prepared by the Company’s Management in accordance with the requirements of Accounting Standard (AS) — 21 ‘Consolidated Financial Statements’ and Accounting Standard (AS) — 23 ‘Accounting for Investments in Associates in Consolidated Financial Statements’ as notified under the Companies (Accounting Standards) Rules, 2006.
9. Based on our audit and on the consideration of reports of other auditors on separate financial statements and on other financial information of the components and to the best of information and according to the explanations given to us, we are of the opinion that the attached Consolidated financial statements read together with notes thereto give a true and fair view in conformity with the accounting principles generally accepted in India: -
a)	In case of the Consolidated Balance Sheet, of the state of affairs of the Group as at March 31st, 2011;

b)	In case of the Consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date; and

c)	In case of the Consolidated Cash Flow Statement, of the Cash Flows of the Group for the year then ended on that date.

For CHATURVEDI & SHAH Chartered Accountants (Registration No.: 101720W)	For DELOITTE HASKINS & SELLS Chartered Accountants (Registration No.: 117366W)

R. KORIA Partner Membership No. 35629	SHYAMAK R. TATA Partner Membership No. 38320
MUMBAI, 25th APRIL, 2011
Consolidated Balance Sheet
As at 31 March 2011

				( in Crore)
		As at		As at
	Schedule	31 March 2011		31 March 2010
I. Sources of Funds
1. Shareholders’ Funds
Share Capital	1	336.12		168.08
Reserves & Surplus	2	41,099.15		36,843.70
Deferred Government grant	3	0.21		0.22
			41,435.48		37,012.00
2. Minority Interest			10,291.27		8,409.56
3. Loan Funds
Secured Loans	4	5,583.52		1,811.06
Unsecured Loans	5	6,145.20		7,448.93
			11,728.72		9,259.99
4. Deferred Tax liability (Net)			2,178.85		1,552.43
(Refer Note Number 6 of Schedule No. 21)
Total			65,634.32		56,233.98
II. Application of Funds
1. Fixed Assets	6
Gross Block		31,188.57		18,178.94
Less: Depreciation and Impairment		9,791.19		5,913.31
Net Block		21,397.38		12,265.63
Capital Work-in-Progress		12,150.12		11,084.37
			33,547.50		23,350.00
2. Investments
In Associates (Long Term Investments)		225.12		476.20
In Associates (Current Investments)		—		1,815.00
In Available for Sale Securities		24.91		37.76
In Other Current Investments		12,705.27		17,975.51
			12,955.30		20,304.47
3. Deferred Tax asset			5.24		—
(Refer Note Number 6 of Schedule No. 21)
4. Current Assets, Loans & Advances
Inventories	7	5,154.68		2,982.72
Sundry Debtors	8	1,595.03		570.92
Cash and Bank Balances	9	9,912.41		3,337.76
Other Current Assets	10	333.05		120.87
Loans & Advances	11	10,943.93		10,499.14
		27,939.10		17,511.41
Less: Current Liabilities & Provisions	12
Current Liabilities		6,753.85		3,809.62
Provisions		2,058.97		1,122.28
		8,812.82		4,931.90
Net Current Assets			19,126.28		12,579.51

			(in Crore)
		As at	As at
	Schedule	31 March 2011	31 March 2010
Total		65,634.32	56,233.98
Schedule 1 to 21 form integral part of accounts

As per our report of even date		For and on behalf of the Board of Directors

For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants	Navin Agarwal Executive Vice Chairman	M. S. Mehta Chief Executive Officer

R. Koria Partner	Shyamak R. Tata Partner	D. D. Jalan Whole Time Director & Chief Financial Officer	Rajiv Choubey Company Secretary
Place: Mumbai
Dated: 25 April 2011
Consolidated Profit and Loss Account
For the year ended 31 March 2011

					( in Crore)
			Year ended		Year ended
		Schedule	31 March 2011		31 March 2010
I.	Income
	Turnover		32,095.43		25,704.60
	Less: Excise Duty Recovered on Sales		1,847.37		1,204.00
	Net Turnover			30,248.06	24,500.60
	Other Income	13		2,652.79	1,688.04
	Variation in Stock	14		565.72	198.16
	Total			33,466.57	26,386.80
II.	Expenditure
	Purchases of Traded Goods			17.20	93.22
	Manufacturing and other expenses	15		20,897.39	16,681.71
	Personnel	16		1,131.65	853.96
	Selling & Distribution	17		396.89	367.17
	Administration & General	18		501.62	409.55
	Interest & Finance charges	19		301.19	292.42
	Total			23,245.94	18,698.03
	Profit before depreciation and impairment, exceptional items and tax			10,220.63	7,688.77
	Depreciation, Amortisation and impairment			1,030.13	749.79
	Profit before exceptional items and tax			9,190.50	6,938.98
	Exceptional Items	20		56.82	296.96
	Profit Before Tax			9,133.68	6,642.02
	Provision for current tax [including wealth tax provision for 0.19 Crore (Previous Year 0.19 Crore)]			1,799.36	1,147.89
	Provision for Deferred tax			307.53	124.67
	MAT Credit Entitlement			(318.65)	(9.39)
	Current Tax Provision related to earlier years provided /(written back)			17.13	(34.66)
	Deferred Tax provision for earlier years provided			6.27	4.46
	Profit after tax before minority interest and consolidated share in the profit/(loss) of associate			7,322.04	5,409.05
	Less — minority interest in income			1,994.53	1,724.08
	(Less)/Add — Consolidated Share in the (loss)/profit of associates			(284.99)	58.77
	Profit After Tax			5,042.52	3,743.74
	Balance at the beginning of the year			12,089.36	9,672.97

			(in Crore)
		Year ended	Year ended
	Schedule	31 March 2011	31 March 2010
Amount available for appropriation		17,131.88	13,416.71
Appropriations:
General Reserve		824.61	824.61
Transferred to Debenture Redemption Reserve [Net of Minority Share of 49 Crore (Previous Year 49 Crore)]		42.50	53.90
Proposed Dividend on Equity Shares of the Company		369.73	315.15
Tax on Proposed Dividend		104.94	80.15
Additional dividend for previous year of the Company		—	46.17
Tax on additional dividend for previous year of the Company		—	7.37
Balance carried to the Balance Sheet		15,790.10	12,089.36
Total		17,131.88	13,416.71
Earnings (in ) per Share of 1 each (Basic)		15.00	11.70
Earnings (in ) per Share of 1 each (Diluted)		14.32	11.46
(Refer Note Number 43 of Schedule 21)
Notes forming part of Accounts	21
Schedule 1 to 21 form integral part of accounts

As per our report of even date		For and on behalf of the Board of Directors

For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants	Navin Agarwal Executive Vice Chairman	M. S. Mehta Chief Executive Officer

R. Koria Partner	Shyamak R. Tata Partner	D. D. Jalan Whole Time Director & Chief Financial Officer	Rajiv Choubey Company Secretary
Place: Mumbai
Dated: 25 April 2011
Consolidated Cash Flow Statement

			(in Crore)
	Year ended		Year ended
	31 March 2011		31 March 2010
A. Cash flow from Operating Activities
Net profit before tax as per P&L Account		9,133.68		6,642.02
Consolidated Share in Profit / (Loss) of Associate Company		(284.99)		58.77
		8,848.69		6,700.79
Adjusted for :
— Bad debts and Loans & advances written off	23.71		21.86
— Depreciation, Amortisation and Impairment (Net)	1,030.13		749.79
— Dividend Income	(423.79)		(591.29)
— Interest Income	(1,252.77)		(711.93)
— Interest & Finance charges	308.71		292.42
— Foreign Exchange Loss / (Profit)	(129.84)		172.21
— (Profit) on Sale of Current Investment (net)	(91.51)		(131.96)
— (Profit) on Sale / Discarding of Assets (net)	(27.95)		(10.26)
— Gain/Loss on forward covers	(7.52)		—
— Provision for bad and doubtful debts	3.28		5.98
— Sundry Liabilities written back	(13.79)		(40.17)
— Deferred government grant transferred	(0.01)		(0.01)
— Consolidated Share in (Profit) / Loss of Associate Company	284.99		(58.77)
— Gain on Mark to market of Current Investments	(327.04)		(138.42)
— Gain on fair valuation of embedded derivatives	(320.59)		(74.98)
		(943.99)		(515.53)
Operating profit before working capital changes		7,904.70		6,185.26
Adjusted for:

			(in Crore)
	Year ended		Year ended
	31 March 2011		31 March 2010
— Trade and other receivables	(1,122.65)		(534.47)
— Inventories	(1,812.05)		(523.67)
— Trade payables	2,619.35		209.42
		(315.35)	(848.72)
Cash generation from operations		7,589.35	5,336.54
Direct taxes paid / TDS deducted/Refund received		(1,734.59)	(1,154.86)
Net cash flow from Operating Activities		5,854.76	4,181.68

B. Cash flow from Investing Activities
Payment towards Share Application Money in Joint Venture		(0.87)	—
Purchase of Fixed Assets & Capital Work-in-Progress		(5,400.86)	(6,214.26)
Sale of Fixed Assets		52.20	32.33
Purchase of current Investments		(1,20,641.89)	(1,28,823.53)
Rollover (Loss) / Gain on forward covers		4.95	—
Sale of current Investment		1,28,194.92	125,151.04
Movement in Loans		482.66	(6,544.45)
Payments for acquisitions of new entities (refer note 4)		(7,343.67)	—
Interest Received		973.76	631.32
Dividend Received on Investments		437.61	596.60
Fixed Deposits held for more than three months placed		(9,418.46)	(3,680.88)
Fixed deposits with banks held for more than three months matured
		5,119.68	5,585.18
Net cash flow used in Investing Activities		(7,539.97)	(13,266.65)
C. Cash flow from Financing Activities
Proceeds from issue of Equity Share Capital including Security Premium		—	7,734.60
Share issue expenses (net)		(1.59)	(81.72)
(Redemption of) / Proceeds from issue of Preference Share Capital		—	(28.11)
Proceeds from Long term Loans		2,250.30	3,587.24
Repayment of Long term Loans		(828.12)	(851.56)
Proceeds from Short term Loans		1,740.13	1,520.71
Repayment of Short term Loans		(599.49)	(2,076.86)
Interest paid (net)		(439.99)	(546.92)
Rollover (Loss) / Gain on forward covers		(15.01)	—
Dividend paid		(501.81)	(435.18)
Net Cash flow from Financing Activities		1,604.42	8,822.20
Effect of exchange rate on cash & cash equivalent		4.28	—
Net decrease in cash and cash equivalent		(76.51)	(262.77)
Cash and cash equivalent at the beginning of the year#		214.38	477.15
Add: On acquisition of Subsidiaries during the year		2,352.38	—
Cash and cash equivalent at the end of the year		2,490.25	214.38
Add: Fixed deposit with banks with maturity of more than three months		7,422.16	3,123.38
Closing balance of Cash and bank#		9,912.41	3,337.76

#	For Composition, refer Schedule 9

Notes:

1)	The above Cash Flow Statement has been prepared under the “Indirect Method” as set out in Accounting Standard-3 “Cash Flow Statement”.

2)	Cash and cash equivalent includes amount lying in Margin money account amounting to 6.12 Crore (Previous Year 6.03 Crore), Fixed Deposit in lien with bank amounting to 0.25 Crore (Previous Year 0.36 Crore) and matured Dividend / Debenture / Debenture Interest Accounts amounting to 3.88 Crore (Previous Year 5.65 Crore) and restricted funds of 176.06 Crore held as collateral in respect of closure costs and 234.11 Crore in respect of an escrow account for future redundancy payments payable to employees.

3)	The figures of previous year have been recasted, rearranged and regrouped wherever considered necessary.

4)	Payments for acquisition of new entities includes an amount of 399.86 Crore (ZAR 622.47 million) paid towards settlement of shareholder’s loan acquired as a part of Black Mountain acquisition (Refer Note Number 23 of Schedule 21).

As per our report of even date		For and on behalf of the Board of Directors

For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants	Navin Agarwal Executive Vice Chairman	M. S. Mehta Chief Executive Officer

R. Koria	Shyamak R. Tata	D. D. Jalan	Rajiv Choubey
Partner	Partner	Whole Time Director & Chief Financial Officer	Company Secretary
Place: Mumbai
Dated: 25 April 2011
Schedule 1
Share Capital:

( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Authorised:
500,00,00,000 Equity Shares of 1 each (Previous Year 92,50,00,000 Equity Shares of 2 each)	500.00	185.00
	500.00	185.00
Issued, Subscribed & Paid-up:
336,12,07,534 (Previous Year 84,04,00,422) Equity Shares of 1 (Previous Year 2) each fully paid-up	336.12	168.08
Less: Unpaid Allotment Money / Calls in Arrears (other than Directors)	0.00	0.00
(Current Year 11,790) (Previous Year 11,790)
Total	336.12	168.08

Notes:

1.	Of the above equity shares:
(a)	2,10,000 Equity Shares of 10 each were allotted as fully paid up pursuant to a contract without payment being received in cash before buy back, extinguishment, sub-division and issue of bonus shares.

(b)	232,43,52,742 Equity Shares of 1 each (Previous Year 32,19,73,026 Equity Shares of 2 each) were allotted as fully paid- up Bonus Shares by way of capitalisation of General Reserve and Security Premium.

(c)	27,33,675 Equity Shares of 10 each were allotted pursuant to scheme of Amalgamation without payment being received in cash before buy back, extinguishment, sub-division and issue of bonus shares.

(d)	40,99,400 Equity Shares were allotted as fully paid upon conversion of 50,000 Foreign Currency Convertible Bonds before sub-division and issue of bonus shares.

(e)	10,92,72,684 (Previous Year 12,49,92,080) American Depository Shares (ADS) representing 43,70,90,736 underlying Equity Shares of 1 each (Previous Year 12,49,92,080 of 2 each) post bonus and split during the year. One (1) American Depository Share represents Four (4) Equity Shares of 1 each.
2.	Refer Note Number 21 of Schedule 21 in respect of reduction of Issued, Subscribed and Paid-up capital and refer Note Number 20 of Schedule 21 in respect of sub-division and issue of bonus shares.

3.	Of the above equity shares 183,66,32,776 (Previous Year 45,31,23,492) equity shares (including Equity Shares representing ADS) are held by Company’s holding company and 10,24,53,600 (Previous Year 2,56,13,400) by a fellow subsidiary of the Company.
Schedule 2
Reserves & Surplus:

( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Capital Reserve:
As per last Balance Sheet	1.71	1.71
Capital Reserve on Consolidation	1.48	1.48
Preference Share Redemption Reserve:
As per last Balance Sheet	76.88	76.88
Debenture Redemption Reserve:
As per last Balance Sheet	122.50	68.60

( in Crore)
	As at		As at
	31 March 2011		31 March 2010
Add: Transferred from Profit & Loss Account [Net of Minority Share of 49 crore (Previous Year 49 Crore)]	42.50		53.90
		165.00	122.50
Security Premium Account:
As per last Balance Sheet	18,295.40		10,668.90
Add: Received during the year	—		7,708.22
	18,295.40		18,377.12
(Add) / Less: Share Issue expenses	(2.49)		81.72
Less: Issue of Fully paid up Bonus Shares	168.04		—
Less: Reclassification to General Reserve	34.26		—
	18,095.59		18,295.40
Less: Unpaid Share Premium	0.03		0.03
		18,095.56	18,295.37
General Reserve:
As per last Balance Sheet	5,731.09		4,906.48
Add: Reclassification from Security Premium	34.26		—
Add: Reserves in zinc entities acquired during the year	21.26		—
Add: Transferred from Profit & Loss Account	824.61		824.61
		6,611.22	5,731.09
Investment Revaluation Reserve
As per last Balance Sheet	32.60		0.82
Add / (Less): Adjustment for the year on account of change in fair value of Available for Sale Investment	(12.85)		31.78
		19.75	32.60
Foreign Currency Translation Reserve		257.54	325.27
Hedging Reserve Account
As per Last Balance Sheet	167.44		105.03
Less: Amount reversed on settlement of hedge contracts (Including Minority Share of 0.02 Crore)	(167.44)		(105.03)
Add: Transferred during the year (Including Minority Share of 46.61 Crore)	79.86		167.46
Add / (Less): Minority’s Share	0.05		(0.02)
		79.91	167.44
Profit & Loss Account		15,790.10	12,089.36
Total		41,099.15	36,843.70
Schedule 3
Deferred Government Grant:

	( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Grants-in-aid received from Government of India towards setting up of pilot plant and research facilities for testing of Bauxite
As per Last Balance Sheet	0.22	0.23
Less : Transferred to Profit & Loss Account	0.01	0.01
Total	0.21	0.22
Schedule 4
Secured Loans:

	( in Crore)
	As at	As at
	31 March 2011	31 March 2010
(A) Redeemable Non Convertible Debentures	2,056.33	599.99
(B) Term Loans from Banks (Rupee Loans)	—	151.03
(C) Working Capital Loans from Banks	195.96	43.42
(D) Buyer’s Credit from banks	3,331.23	1,016.62
Total	5,583.52	1,811.06

Notes:

1.	Debentures referred at (A) above includes (a) 60 Crore of the Company secured by a first charge on pari passu basis in favour of the Trustees for the Debentures on the immovable properties situated at Tuticorin in the State of Tamil Nadu; Lonawala and Pune in the State of Maharashtra, Chinchpada in the Union Territory of Dadra & Nagar Haveli and Mouje Chatral of Kalol Taluka, District Gandhinagar, Gujarat. As on 31 March 2011, 8.24% debentures are due for redemption on 10 April 2013. (b) In case of BALCO, 500 Crore, 12.25% Rated Taxable Secured redeemable Non Convertible debentures of 10 Lac each redeemable at par in three equal annual Installments on 17 November 2013, 17 November 2014, 17 November 2015 and secured by first pari passu charge on the movable and immovable properties of BALCO. (c) 1,496.33 Crore of TSPL secured by first pari passu charge on the assets both present and future, with a minimum asset cover of 1.25 times during the lifetime of the NCDs (including the Debt Service Reserve Account) and, unconditional and irrevocable corporate guarantee from the Company.

2.	The Term Loans at (B) above are of BALCO secured by pari passu charge on movable properties, present and future, tangible or intangible other than current assets and charge on immovable properties.

3.	Working Capital Loans at (C) includes (a) 50.90 Crore are of BALCO secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non-fund based facilities. (b) 40.09 Crore of SEL secured against first charge on entire current assets including book debts, immovable and movable assets. (c) 104.97 Crore of Fujairah secured by Corporate Guarantee of a related party and the issuance of promissory note in favour of the lending bank.

4.	The Buyer’s credit at (D) above includes (a) 1,509.44 Crore of the Company are secured by way of first charge by hypothecation on the entire Stock of raw materials, goods in process and all semi-finished, finished, manufactured articles together with stores and spares and future book debts, receivables, claims and outstanding bills etc. and such charge in favour of the banks ranking pari passu inter se, without any preference or priority to one over the other. The charge on the above assets is yet to be created. (b) 1,593.01 Crore of BALCO are secured partly by hypothecation, exclusive, pari passu and subservient charge on all present and future goods, movable properties including current assets and mortgage on the immovable properties. The charge on loan facility availed from DBS bank amounting to 122.60 Crore is yet to be created on the movable properties. (c) 137.67 Crore of SEL secured against first pari passu charge on all current assets. (d) 91.11 Crore of TSPL secured by unconditional and irrevocable Corporate Guarantee from the Company and first charge on pari passu basis on all the movable assets of TSPL.
Schedule 5
Unsecured Loans:

( in Crore)
		As at	As at
		31 March 2011	31 March 2010
(A)	Deferred Sales Tax Liabilities	78.33	68.76
(B)	4% Convertible Senior note of US$ 1,000 per note (Refer Note Number 14 of Schedule 21)	1,992.19	2,222.55
(C)	Loans from Banks / Financial Institutions
	(i) Foreign Currency Loans	215.82	199.94
	(ii) Rupee Loans	44.75	549.75
(D)	Loans from Others	1,174.54	—
(E)	Buyer’s Credit from banks	2,012.59	4,407.54
(F)	Others	626.98	0.39
Total		6,145.20	7,448.93

Notes:

1)	Amount due within one year 3,673.96 Crore (Previous Year 4,592.42 Crore).

2)	Loans in (D) above represents commercial paper at the end of the year of 1,174.54 Crore (Previous Year Nil). Maximum amount outstanding at any time during the year was 2,474.54 Crore (Previous Year 1,239.73 Crore).
Schedule 6
Fixed Assets:

( in Crore)
											Net Block
											Before
	Gross Block					Depreciation					Impairment	Impairment	Net Block
		On	Additions/				On		Deductions/
		acquisition	Adjustments				acquisition		Adjustments
	As at	of	(refer note	Deductions/	As at	Upto	of	For	(refer note	Upto	As at	As at	As at	As at
Nature of Fixed Assets	01.04.2010	subsidiaries	no.11)	Adjustments	31.03.2011	31.03.2010	subsidiaries	the Year	no.11)	31.03.2011	31.03.2011	31.03.2011	31.03.2011	31.03.2010
Goodwill on consolidation	1,279.85	2,642.41	(30.43)	—	3,891.83	—	—	—	—	—	3,891.83	—	3,891.83	1,279.85
Land	181.91	79.09	24.76	0.87	284.89	30.30	0.06	2.14	—	32.50	252.39	—	252.39	151.61
Buildings	1,395.86	532.89	657.84	1.29	2,585.30	334.89	270.04	86.52	—	691.45	1,893.85	3.50	1,890.35	1,057.47
Buildings (leasehold)	6.34	—	—	—	6.34	2.13	—	—	—	2.13	4.21	—	4.21	4.21
Plant & Machinery	14,182.40	3,738.79	3,750.62	79.77	21,592.04	4,628.48	2,069.94	924.21	45.17	7,577.46	14,014.58	60.57	13,954.01	9,472.77
Furniture & Fixtures	37.81	7.86	4.66	0.84	49.49	22.72	3.49	2.17	0.24	28.14	21.35	—	21.35	15.09
Data Processing Equipment	25.50	47.99	4.03	11.50	66.02	20.05	47.89	2.60	11.31	59.23	6.79	—	6.79	5.45
Office Equipments	125.70	101.40	30.41	1.91	255.60	47.53	59.65	12.19	0.95	118.42	137.18	—	137.18	78.17
Electrical Fittings	50.61	—	0.07	—	50.68	14.44	—	2.41	—	16.85	33.83	—	33.83	36.17
Vehicles	37.19	153.12	12.68	3.84	199.15	12.45	10.95	5.98	2.31	27.07	172.08	—	172.08	24.74
Mine reserve and development	492.25	1,069.62	69.60	—	1,631.47	484.97	437.54	70.08	—	992.59	638.88	—	638.88	7.28
Railway Siding	65.33	—	194.14	—	259.47	29.95	—	5.22	—	35.17	224.30	—	224.30	35.38

( in Crore)
											Net Block
											Before
	Gross Block					Depreciation					Impairment	Impairment	Net Block
		On	Additions/				On		Deductions/
		acquisition	Adjustments				acquisition		Adjustments
	As at	of	(refer note	Deductions/	As at	Upto	of	For	(refer note	Upto	As at	As at	As at	As at
Nature of Fixed Assets	01.04.2010	subsidiaries	no.11)	Adjustments	31.03.2011	31.03.2010	subsidiaries	the Year	no.11)	31.03.2011	31.03.2011	31.03.2011	31.03.2011	31.03.2010
Rehabilitation & Decommissioning Asset	20.31	141.17	2.79	—	164.27	19.55	36.39	5.84	—	61.78	102.49	—	102.49	0.76
Asset Retired from Active use	152.02	—	0.05	125.91	26.16	98.26	—	0.11	73.94	24.43	1.73	—	1.73	21.17
Intangible Assets*
Investment in Shares	98.41	—	—	—	98.41	42.37	—	4.67	—	47.04	51.37	—	51.37	56.04
Computer software	20.16	—	—	—	20.16	6.38	—	4.50	—	10.88	9.28	—	9.28	13.78
Technical Know-how	7.29	—	—	—	7.29	1.60	—	0.38	—	1.98	5.31	—	5.31	5.69
Total	18,178.94	8,514.34	4,721.22	225.93	31,188.57	5,796.07	2,935.95	1,129.02	133.92	9,727.12	21,461.45	64.07	21,397.38	12,265.63
Previous Year	15,386.73	—	2,905.34	113.13	18,178.94	5,070.22	—	812.96	87.11	5,796.07	12,382.87	117.24	12,265.63	—
Capital Work-in-Progress**													12,150.12	11,084.37

*	other than internally generated.

**	Refer Note Number 7 of Schedule 21.

Notes:

1.	Land includes leasehold land of 157.09 Crore (Previous Year 156.07 Crore).

2.	In case of HZL, title deeds are still to be executed in respect of 10.63 acres of free hold land at Vishakapatnam.

3.	Some land & quarters of BALCO including 40 nos. quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh have been unauthorisedly occupied by others for which evacuation efforts are in progress.

4.	Buildings (free-hold) include (a) Cost of Shares of 750 in Co-op. housing society, (b) Cost of shares of 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the Company and Mr. D. P. Agarwal, erstwhile director of the Company.

5.	Gross block of buildings of HZL includes 1.03 Crore wherein bifurcation of the cost between land and building is not ascertained (Previous Year 1.03 Crore).

6.	Plant and Machinery (Gross Block) include 3.73 Crore (Previous Year 3.73 Crore) and 1.68 Crore (Previous Year 1.68 Crore) being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

7.	Plant and machinery of BALCO includes capital expenditure of 122.54 Crore pertaining to 270 MW which has been installed at the premises of National Thermal Power Corporation Ltd. in view of convenience of operations.

8.	Additions to Gross block include gain of 116.06 Crore (Previous Year Gain of 99.26 Crore) and Depreciation / Deletion is net of loss of 97.86 Crore (Previous Year loss of 95.36 Crore) on account of translation of fixed assets and depreciation to date respectively of foreign subsidiaries, the effect of which is considered in Foreign currency translation reserve.

9.	Capital work-in-progress is net of provision for impairment of 147 Crore (Previous Year 147 Crore).

10.	Addition to Capital work-in-progress includes interest and finance charges amounting to 297.93 Crore (Previous Year 196.87 Crore) on account of borrowing cost.

11.	Additions / adjustments and Deletion / adjustments includes movement in Gross Block and Accumulated Depreciation respectively on account of classification of old unit as assets held for sale. Accordingly, the related fixed assets have been reclassified under the head Asset retired from Active Use. The details of movements as referred are as follows:

	Particulars	Gross Block	Accumulated Depreciation	Net Block
(i)	Buildings	3.05	2.90	0.15
(ii)	Plant and Machinery	17.42	16.40	1.02
(iii)	Vehicles (6,000)	0.00	0.00	—
Total		20.47	19.30	1.17
Schedule 7
Inventories:

( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Raw Materials	2,272.66	1,112.66
Work-in-Process	1,831.25	1,274.94
Finished Goods	296.81	112.18
Stores, Spares, Packing Materials & Others	753.96	482.94
Total	5,154.68	2,982.72
Schedule 8
Sundry Debtors:

( in Crore)
			As at		As at
			31 March 2011		31 March 2010
Unsecured, Considered Good (Unless otherwise stated)
(a)	Due for a period exceeding 6 months
	—	Considered Good		32.66		1.95
	—	Considered Doubtful	7.00		7.04
		Less: Provision for doubtful Debts	7.00	—	7.04	—
(b)	Others Considered Good*			1,562.37		568.97
Total				1,595.03		570.92
Schedule 9
Cash and Bank Balances:

( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Cash on hand	0.32	0.46
Balance with Scheduled Banks in:
(i) Current Accounts including Cheques in hand	166.31	170.32
(ii) Deposit Accounts#	7,874.69	3,150.00
(iii) Dividend / Debenture / Debenture Interest Accounts	3.88	5.65
Balance with Non Scheduled Banks@	1,867.21	11.33
Total	9,912.41	3,337.76

#	Includes (i) Margin money Account amounting to 6.12 Crore (Previous Year 6.03 Crore), (ii) Fixed Deposit in lien with bank amounting to 0.25 Crore (Previous Year 0.36 Crore).

@	Includes restricted funds of 176.06 Crore held as collateral in respect of closure costs and 234.11 Crore in respect of an escrow account for future redundancy payments payable to employees.
Schedule 10
Other Current Assets:

( in Crore)
	As at	As at
	31 March 2011	31 March 2010
Interest accrued on investments and fixed deposits	328.17	120.70
Assets held for disposal	4.88	0.17
Total	333.05	120.87
Schedule 11
Loans & Advances (Unsecured & Considered Good Unless Otherwise Stated):

( in Crore)
		As at		As at
		31 March 2011		31 March 2010
Advances recoverable in cash or in kind or for value to be received ***
—	Considered Good*	1,112.55		928.52
—	Considered Doubtful	17.87		15.27
		1,130.42		943.79
Less: Provision for Doubtful Advances		17.87		15.27
			1,112.55	928.52
Loans and advances given to Fellow Subsidiaries**			750.55	680.53
Balances with Central Excise Authorities
—	Considered Good	512.42		145.59
—	Considered Doubtful	0.69		0.69
		513.11		146.28
Less: Provision for Doubtful Advances		0.69		0.69
			512.42	145.59
Income Tax — Advance Tax and Tax Deducted at Source (Net of Provision)			83.14	66.54
MAT Credit Entitlement			322.75	9.39
Fair value Derivative Hedging receivable			20.13	11.28
Deposits [net of provision for doubtful deposits of 3.28 Crore (Previous Year Nil)]			121.99	108.72
Loans Given to Associate Company [including interest accrued and due of 81.40 Crore (Previous Year 59.57 Crore)] ***			8,020.40	8,548.57
Total			10,943.93	10,499.14

*	Includes (a) Secured advances of 15.61 Crore (Previous Year 17.54 Crore).

**	Includes 1.05 Crore (Previous Year 680.53 Crore) due from Konkola Copper Mines Plc., a Company under the same management. [Maximum amount outstanding during the year 686.65 Crore (Previous Year 725.52 Crore)]

***	Includes amount due from Vedanta Aluminium Limited, a Company under same management [Maximum amount outstanding during the year 10,739 Crore (Previous Year 8,654.58 Crore)]
Schedule 12
Current Liabilities & Provisions:

( in Crore)
		As at	As at
		31 March 2011	31 March 2010
1.	Current Liabilities:
	Sundry Creditors*	5,524.56	2,882.73
	Other Liabilities	1,112.76	829.41
	Investor Education and Protection Fund (Refer Note Number 23 of Schedule 21)
	(a) Unclaimed Dividend	4.24	3.84
	(b) Unclaimed Matured Deposits	0.08	0.08
	(c) Unclaimed Matured Debentures	—	1.92
	(d) Interest Accrued on (a) to (c) above	0.03	0.27
Interest accrued but not due on Loans		112.18	91.37
Total		6,753.85	3,809.62

*	The Company has not received any intimation from “suppliers” regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006 and hence disclosures relating to amount unpaid as at year end together with interest paid / payable under this Act have not been given.

2.	Provisions:
	Provision for Current Tax & Fringe Benefit Tax (Net of taxes paid and TDS)	237.12	83.51
	Provision for Dividend to Minority Equity Shareholder of Subsidiary and Tax thereon	175.40	106.85
	Proposed Dividend on Equity Shares	369.73	315.15
	Provision for Tax on Proposed Dividend	104.94	80.15
	Provision For Compensated Absences / Superannuation / Gratuity	274.05	167.18
	Provision for Rehabilitation	672.63	36.84
	Fair Value Derivative hedging Payable	40.75	57.94
	Other Provisions**	184.35	274.66
		2,058.97	1,122.28
Total		8,812.81	4,931.90

**	The Company has recognised liability based on substantial degree of estimation for:

(i)	Excise duty payable on clearance of goods lying in stock as on 31 March 2010 of 14.26 Crore as per the estimated pattern of despatches. As against it, during the year 14.46 Crore has been incurred for clearance of such goods. The additional amount of 0.20 Crore has been charged off to Profit & Loss Account. Liability recognised under this class for the year is 17.60 Crore which is outstanding as on 31 March 2011. Actual outflow is expected in the next financial year.

(ii)	Final price payable on purchase of copper concentrate for which the quotational period price was not finalised as on 31 March 2010, a provision of 259.31 Crore based on forward LME rate of copper and LBMA rate of precious metals was made. As against it, during the year 248.26 Crore has been incurred towards final price settlement. The balance amount of 11.05 Crore has been credited to Profit & Loss Account under raw-material consumption. Liability recognised under this class for the year is 152.77 Crore which is outstanding as on 31 March 2011. Actual outflow is expected on finalisation of quotational period price in the next financial year.
Schedule Forming Part of the Consolidated
Profit and Loss Account
Schedule 13
Other Income:

( in Crore)
	Year ended	Year ended
	31 March 2011	31 March 2010
Gain on Fair Valuation of Embedded Derivatives	320.59	74.98
Gain on mark to market of Current Investments	327.04	138.42
Dividend on Current Investments	423.79	591.29
Profit on Sale of Current Investments (net)	91.51	131.96
Profit on sale / discarding of Fixed Assets (net)	27.95	10.26
Interest on*:
Loans	626.99	162.91
Current Investments	40.40	190.83
Others	585.38	358.19
Unclaimed Liabilities / Provisions written back (Net)	13.79	40.17
Miscellaneous Income	207.09	186.39

( in Crore)
	Year ended	Year ended
	31 March 2011	31 March 2010
Foreign Exchange Difference (net)	(11.74)	(197.36)
Total	2,652.79	1,688.04

*	Tax Deducted at Source 167.44 Crore (Previous Year 124.89 Crore)
Schedule 14
Variation in Stock:

( in Crore)
	Year ended	Year ended
	31 March 2011	31 March 2010
Closing Stock:
Work-in-Process	1,831.25	1,274.94
Finished Goods	296.81	112.18
	2,128.06	1,387.12
Opening Stock:
Work-in-Process	1,274.94	1,071.60
Finished Goods	112.18	117.36
Work-in-Process (stock on date of acquisition for newly acquired zinc assets)	118.14	—
Finished Goods (stock on date of acquisition for newly acquired zinc assets)	57.08	—
	1,562.34	1,188.96
Variation In Stock	565.72	198.16
Schedule 15
Manufacturing & Other Expenses:

( in Crore)
	Year ended	Year ended
	31 March 2011	31 March 2010
Raw materials consumed	14,937.97	12,244.34
Stores & Spares	1,204.95	826.43
Power, Fuel & Water	2,379.57	1,953.38
Machinery Repairs	717.37	500.94
Building Repairs	33.55	29.04
Other Repairs	39.45	22.06
Carriage Inward	154.06	53.27
Excise Duty	5.18	(5.35)
Rehabilitation and Redundancy	0.08	3.89
Mining Expenses	228.53	172.70
Royalty	832.86	612.79
Other Manufacturing Expenses	363.82	268.22
Total	20,897.39	16,681.71
Schedule 16
Personnel#:

( in Crore)
	Year ended	Year ended
	31 March 2011	31 March 2010
Salaries, Wages, Bonus & Commission*	859.24	698.96
Contribution to Provident Fund, ESIC and other Funds	48.59	39.21
Employees’ Welfare & Other Amenities	103.49	84.25
Gratuity	120.33	31.54
Total	1,131.65	853.96

#	Net of recoveries

*	Refer Note Number 22 of Schedule 21
Schedule 17
Selling & Distribution:

( in Crore)
	Year ended	Year ended
	31 March 2011	31 March 2010
Packing Expenses	11.90	10.25
Carriage Outward	334.99	311.11
Commission & Brokerage	6.57	5.37
Other Expenses	43.43	40.44
Total	396.89	367.17
Schedule 18
Administration & General*:

( in Crore)
	Year ended	Year ended
	31 March 2011	31 March 2010
Rent	2.95	3.53

( in Crore)
	Year ended	Year ended
	31 March 2011	31 March 2010
Rates & Taxes	13.61	12.08
Insurance	55.21	37.08
Conveyance & Travelling Expenses	25.39	18.45
Directors’ Sitting Fees	0.23	0.20
Bad Debts and Advances written off	23.71	21.86
Provision for doubtful debts / advances	3.28	5.98
General Expenses	396.61	269.54
Foreign Exchange Difference (Net)	(19.37)	40.83
Total	501.62	409.55

*	Net of recoveries.
Schedule 19
Interest & Finance Charges:

( in Crore)
	Year ended	Year ended
	31 March 2011	31 March 2010
On Debentures and Fixed Loans	247.29	194.01
Others	64.49	129.86
Foreign Exchange Difference (Net)	(30.02)	(43.55)
Bank charges	19.43	12.10
Total	301.19	292.42
Schedule 20
Exceptional Items:

( in Crore)
	Year ended	Year ended
	31 March 2011	31 March 2010
Provisions / Payments towards project expenses	—	273.53
Voluntary Retirement Expenses	56.82	23.43
Total	56.82	296.96
Schedule 21
Notes Forming Part of the Consolidated Accounts:
1. Statement of significant accounting policies:
     (a) Basis of preparation of Consolidated financial statements:
          (I) The Consolidated financial Statements relate to Sterlite Industries (India) Limited (‘the Company’), its subsidiary companies and its associate companies. The Consolidated financial statements have been prepared on the following basis:
               (i) The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together the value of like items of assets, liabilities, income and expenses after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profit or loss.
               (ii) The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances with certain exceptions mentioned in Note 5 below and are presented to the extent possible, in the same manner as the Company’s separate financial statements.
               (iii) The difference between the cost of investments in the subsidiaries over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill, which is not being amortised, or Capital Reserve as the case may be.
               (iv) Minority Interest’s share of net profit of Consolidated financial statements for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the Company.
               (v) Minority Interest’s share of net assets of Consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the Company’s shareholders.
               (vi) In case of associate where the Company directly or indirectly through its subsidiaries holds more than 20% of equity Investments in associate are accounted for using equity method in accordance with Accounting Standard (AS) 23 — “Accounting for Investments in associates in Consolidated Financial Statements”.
               (vii) The Company accounts for its share in the change in the net assets of the associate, post acquisition, after eliminating unrealised profits and losses resulting from transaction between the Company and its associate to the extent of its share, through its profit and loss account to the extent such change is attributable to the associates’ Profit & Loss Account and through its reserves for the balance, based on available information.
               (viii) The difference between the cost of investment in the associate and the share of net assets at the time of acquisition of shares in the associate is identified in the financial statements as Goodwill or Capital Reserve as the case may be.
          (II) Financial Statements of Foreign Subsidiaries — Monte Cello B.V., Thalanga Copper Mines Pty Limited, Copper Mines of Tasmania Pty Limited, Fujairah Gold FZE, Sterlite (USA) Inc., THL Zinc Ventures Ltd, THL Zinc Ltd, THL Zinc Holding BV, THL Zinc Namibia Holdings (Proprietary) Ltd (consolidated), Black Mountain Mining (Proprietary)

Limited and Vedanta Lisheen Finance Limited (consolidated) have been converted in Indian Rupees at following Exchange Rates:

(i) Revenue and Expenses :	At the Average of the year / period.
(ii) Assets and Liabilities :	At the end of the year.
               The resultant translation exchange difference has been transferred to Foreign Currency Translation Reserve.
     (b) Investments other than in subsidiaries and associates have been accounted as per Accounting Standard-30 on Financial Instruments: Recognition and Measurement issued by The Institute of Chartered Accountants of India.
     (c) Other significant accounting Policies:
These are set out in the notes to accounts under significant accounting Policies for financial statements of the respective companies — Sterlite Industries (India) Limited (SIIL), Copper Mines of Tasmania Pty Limited (CMT), Thalanga Copper Mines Pty Limited (TCM), Monte Cello B.V., Bharat Aluminium Company Limited (BALCO), Sterlite Infra Limited, Sterlite Opportunities and Ventures Limited (SOVL), Hindustan Zinc Limited (HZL), Sterlite Energy Limited (SEL), Talwandi Sabo Power Limited (TSPL) ,Fujairah Gold FZE (Fujairah), Sterlite (USA) Inc, THL Zinc Ventures Ltd, THL Zinc Ltd, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Ltd, Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited, Vedanta Lisheen Finance Limited, Vedanta Base Metals (Ireland) Limited, Vedanta Lisheen Mining Limited, Killoran Lisheen Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Killoran Concentrates Limited, Killoran Lisheen Mining Limited, Azela Limited, Killoran Lisheen Holdings Limited, Pecvest 17 Proprietary Limited, Malco Power Company Ltd, Malco Industries Limited, Vizag General Cargo Berth Private Limited and Paradip Multi Cargo Berth Private Limited.
2. Following Subsidiary Companies, Associate Company and other entities have been considered in the preparation of Consolidated Financial Statements:
     Subsidiaries

		Country of	Basis of	% Ownership interest
Sr. No	Name of the Company	Incorporation	Subsidiary	held by the parent
1	Copper Mines of Tasmania Pty Limited*	Australia	Shareholding	100
2	Thalanga Copper Mines Pty Limited*	Australia	“	100
3	Monte Cello B.V.	Netherland	“	100
4	Bharat Aluminium Company Limited	India	“	51
5	Sterlite Infra Limited	India	“	100
6	Talwandi Sabo Power Limited**	India	“	100
7	Sterlite Opportunities and Ventures Limited	India	“	100
8	Sterlite (USA) Inc.	USA	“	100
9	Hindustan Zinc Limited***	India	“	64.92
10	Sterlite Energy Limited	India	“	100
11	Fujairah Gold FZE****	UAE	“	100
12	THL Zinc Ventures Ltd @@	Mauritius	“	100
13	THL Zinc Ltd @@@	Mauritius	“	100
14	THL Zinc Holding B.V. @@	Netherland	“	100
15	THL Zinc Namibia Holdings (Proprietary) Limited #	Namibia	“	100
16	Skorpion Zinc (Proprietary) Limited ###	Namibia	“	100
17	Skorpion Mining Company (Proprietary) Limited @	Namibia	“	100
18	Namzinc (Proprietary) Limited @	Namibia	“	100
19	Amica Guesthouse (Proprietary) Limited @	Namibia	“	100
20	Rosh Pinah Health Care (Proprietary) Limited @	Namibia	“	69
21	Black Mountain Mining (Proprietary) Limited #	South Africa	“	74
22	Vedanta Lisheen Finance Limited ##	Ireland	“	100
23	Vedanta Base Metals (Ireland) Limited ^	Ireland	“	100
24	Vedanta Lisheen Mining Limited ^	Ireland	“	100
25	Killoran Lisheen Mining Limited ^	Ireland	“	100
26	Killoran Lisheen Finance Limited ^	Ireland	“	100
27	Lisheen Milling Limited ^	Ireland	“	100
28	Killoran Concentrates Limited ^	Ireland	“	100
29	Killoran Lisheen Limited ^	Ireland	“	100
30	Azela Limited ^^	Ireland	“	100
31	Killoran Lisheen Holdings Limited ^^	Ireland	“	100
32	Malco Power Company Limited	India	“	100
33	Malco Industries Limited	India	“	100
34	Vizag General Cargo Berth Private Limited	India	“	74
35	Paradip Multi Cargo Berth Private Limited	India	“	74
36	Pecvest 17 Proprietary Limited #	South Africa	“	100

*	100% subsidiary of Monte Cello BV.

**	100% subsidiary of Sterlite Energy Limited.

***	Subsidiary of Sterlite Opportunities and Ventures Limited.

****	100% subsidiary of Copper Mines of Tasmania Pty Limited.

#	100% subsidiary of THL Zinc Limited.

##	100% subsidiary of THL Zinc Holding B.V.

###	Subsidiary of THL Zinc Namibia Holdings (Proprietary) Ltd.

@	100% subsidiary of Skorpion Zinc (Proprietary) Limited.

^	100% subsidiary of Vedanta Lisheen Finance Limited.

@@	100% subsidiary of Sterlite Infra Limited.

@@@	100% subsidiary of THL Zinc Ventures Limited.

^^	100% subsidiary of Killoran Lisheen Limited.

		Country of	% Ownership interest
Name of the Company		Incorporation	held by the parent
Associate
1.	Vedanta Aluminium Limited (VAL) (including its wholly owned subsidiary APSPL)	India	29.5
2.	Roshkor Township (Proprietary) Limited	Namibia	50
Other Entities
1.	Lisheen Mine Partnership [50% each held by Vedanta Base Metals (Ireland) Limited & Vedanta Lisheen Mining Limited]	Ireland	100
2.	THL Zinc Holding Cooperatief U.A. (100% held by THL Zinc Ltd.)	Netherlands	100
In Consolidated accounts of THL Zinc Namibia Holdings (Proprietary) Limited, their subsidiaries Amica Guesthouse (Proprietary) Limited & Rosh Pinah Health Care (Proprietary) Limited and associate company Roshkor Township (Proprietary) Limited have not been consolidated as they are not material subsidiaries and the same has not been considered for the purpose of consolidated financial statements of the Company.
3. Financial statements of Monte Cello B.V., THL Zinc Holding Cooperatief U.A. & THL Zinc Holding B.V. have not been audited in accordance with the Statutory size exemption under Article 396, Title 9, Book 2 of the Dutch civil code. Financial statements of Sterlite (USA) Inc., Pecvest 17 Proprietary Limited, Paradip Multi Cargo Berth Private Limited, THL Zinc Ltd and THL Zinc Ventures Ltd are unaudited.
4. As per the Hon’ble Supreme Court order dated 08 August 2008 in IA No. 2134 of 2007 in WP No. 202 of 1995, the Govt. of Orissa had floated a special purpose vehicle in the name of Lanjigarh Project Area Development Foundation (LPADF) on 06 October 2009 with an authorised capital of 0.05 Crore in which stake holders were Government of Orissa, Orissa Mining Corporation Ltd. (OMCL) & Sterlite Industries (India) Limited. LPADF has been formed as a Sec.25 company to undertake developmental / welfare activities in the Lanjigarh Scheduled Area. Lanjigarh Scheduled Area Development Foundation (LSADF) was incorporated on 23 January 2009 as on SPV for carrying welfare activities for the people of Kalhandi and Rayagada district in the State of Orissa. After incorporation of LPADF by State of Orissa in line with Supreme Court order, LSADF proposed to be considered as SPV was dissolved on 02 August 2010 and the name is striken off by the Registrar of Companies u/s 560 of the Companies Act, 1956.
The Company (SIIL) entered into Joint venture agreement with Orissa Mining Corporation Limited (OMCL) and incorporated South West Orissa Bauxite Mining Private Limited (SWOBM) with equity contribution of 0.05 Crore in the ratio of 74 (SIIL):26 (OMCL). SWOBM was incorporated on 15 July 2009 to carry on the business of raising and mining bauxite and alumina bearing ore from the bauxite mines in the State of Orissa. As per JV agreement dated 05 October 2004 and subsequent amendment thereto in 2009, said Company was to enter into Raising contract agreement with OMCL, the lessee of Niyamgiri Mines to raise bauxite from said mines. Since Ministry of Environment & Forests (MoEF) has not granted approval for forest diversion, hence no mining activity has been undertaken now and accordingly the raising contract agreement has not been entered into.
5. (i) In respect of following items Accounting Policies followed by the subsidiary companies are different than that of the Company:

in Crore
					As at	Proportion
Item		Particulars			31 March 2011	to the Item
(a)	Depreciation	BALCO has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:
		(i)	Medical/Office Equipment, Air Conditioners, Furniture and Electrical Appliances.	20%	0.85	0.08%
		(ii)	Personal Computer and Electronic Equipment.	33.33%	0.87	0.08%
		(iii)	Leasehold land including land development expenses.	Over 20 Years	0.32	0.03%
		(iv)	Red Mud Pond and Ash Dyke.	Over technically estimated life	—	0.00%

in Crore
				As at	Proportion
Item		Particulars		31 March 2011	to the Item
		HZL has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:
		Individual items of Plant & Machinery and vehicles costing upto 25,000	100%	1.54	0.15%
		TSPL has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:	100%	1.54	0.15%
		Temporary building	20%	0.15	0.01%
(b)	Fixed Assets	For the purpose of depreciation, in case of HZL additions/disposals are reckoned on the first day and last day of quarter respectively.	Additions Disposals	1,567.34 5.67	32.64 2.51	% %
(c)	Inventory	BALCO, SEL and HZL has determined Cost of Inventory as per Weighted average method as against FIFO method being followed by the company.		877.78	19.95%
(d)	Forward contract	Sterlite Infra Limited (SIL) has not adopted Accounting Standard (AS)-30, Financial Instruments: Recognition and Measurement and consequently has not accounted for the fair valuation of forward contract entered into to cover highly probable forecasted receivables.		2,550.04	54.14%
     (ii) The financial statements of MCBV, CMT, TCM, Fujairah Gold FZE, THL Zinc Ventures Ltd, THL Zinc Ltd and THL Zinc Holding B.V. are general purpose financial reports which have been prepared in accordance with generally accepted accounting principles and complies with other requirements of the law of the country in which the companies are incorporated. The Financial statements of THL Zinc Namibia Holdings (Proprietary) Ltd (consolidated), Black Mountain Mining (Proprietary) Limited and Vedanta Lisheen Finance Limited (consolidated) have been prepared from the date of acquisition to 31 March 2011 for the purpose of consolidation. The financial statements of above foreign subsidiaries reflect total income of 5,092.86 Crore (Previous Year 1,617.63 Crore) and total expenditure of 2,599.44 Crore (Previous Year 1,553.48 Crore) for the year ended 31 March 2011 and total assets of 19,114.58 Crore (Previous Year 1,566.03 Crore) and total Liabilities of 3,294.84 Crore (Previous Year 410.16 Crore) as on 31 March 2011. The proportion of income, expenditure, assets and liabilities are 15.48%, 10.16%, 25.68%, 14.30% (Previous Year 6.13%, 7.41%, 2.56%, 2.61%) respectively to the Consolidated financial Statements.
6. Break-up of deferred tax liability / asset arising out of timing difference are:

( in Crore)
		As at		As at
		31 March 2011		31 March 2010
Liabilities
Related to Fixed Assets		2,088.10		1,514.15
Reinstatement of financial assets / liabilities		87.45		27.55
Timing differences towards Convertible Senior Note		116.80		30.04
Others		28.02		39.49
Total		2,320.37		1,611.23
Assets
Provision for doubtful advances	5.13		4.17
Payment for VRS	57.78		31.36
Others	83.85		23.27

Total		146.76		58.80
Net Deferred tax balance		2,173.61		1,552.43
7. Capital work-in-Progress includes:

( in Crore)
			As at	As at
			31 March 2011	31 March 2010
a.	Advances for Capital expenditure		2,258.30	1,984.25
b.	Pre-operative expenditure (net):
	Balance at beginning of the year		354.01	324.02
	Add: Pre-operative expenditure:
	(i)	Power fuel & water	25.44	—
	(ii)	Stores & spares	71.73	0.66
	(iii)	Building Repairs	5.48	—
	(iv)	Machinery Repairs	27.09	—
	(v)	Raw materials consumed	67.43	—
	(vi)	Other Manufacturing expenses	278.29	—
	(vii)	Personnel Expenses	75.00	29.77
	(viii)	General Expenses	88.19	15.91

( in Crore)
		As at	As at
		31 March 2011	31 March 2010
(ix)	Interest and finance charges	297.93	196.87
(x)	Depreciation expenses	0.45	0.42
	Total Expenditure	937.03	567.65
(xi)	Dividend on current investments	13.82	5.31
(xii)	Profit on sale of investments (net)	—	3.71
(xiii)	Interest & Other income	8.48	204.61
(xiv)	Revenue	144.42	—
	Total Income	166.72	213.63
	Less: Capitalised during the year	257.31	—
Balance at end of the year		867.01	354.01
8. In accordance with the Accounting Standards (AS-28) on “Impairment of Assets”, during the year the Company has carried out a review to identify whether the recoverable value of any fixed assets is lower than its book value. Accordingly, a provision for impairment amounting to Nil (Previous Year 32.59 Crore) has been made in the Profit & Loss Account.
9. Excise duty:

( in Crore)
			Current Year	Previous Year
(a)	Excise duty shown as a reduction from turnover		1,847.37	1,204.00
(b)	Excise duty charged to Profit and Loss Account
	—	difference between closing and opening stock	3.36	(4.83)
	—	Excise duty not billed to customers	1.61	(0.60)
	—	shortages, etc.	0.21	0.08
	Total		5.18	(5.35)
10. Payment to Auditors comprise of:

( in Crore)
		Current Year	Previous Year
(a)	Statutory Auditors:
	Audit fees	3.65	2.45
	Tax Audit fees	0.25	0.71
	Certifications and Others	3.90	4.48	*
	Out of pocket expenses	0.88	0.71
		8.68	8.35
	* Includes 1.05 Crore related to ADR adjusted against Security Premium
(b)	Cost Auditors:
	Cost Audit fees	0.01	0.01
11. Managerial Remuneration:

( in Crore)
			Current Year	Previous Year
A.	Remuneration to Executive Directors of the Company*
	(i)	Salary & perquisites	9.06	7.67
	(ii)	Contribution to Provident & other funds	0.92	0.80
	(iii)	Other Benefits	2.23	2.00
			12.21	10.47
	* The above remuneration does not include provision for gratuity and compensated absences as separate actuarial valuation figures are not available.
B.	Commission to Non-Executive Directors as determined by the Board		0.45	0.45
12. 1.10 Crore (Previous Year 1.10 Crore) not credited to Investor Education and Protection fund due to pending legal cases.
13. The carrying amount of investment is net of capital reserve arising on acquisition of associate 13.52 Crore (Previous Year 13.52 Crore).
14. During the Previous Year, the Company had raised USD 500 million through issue of 4% Convertible Senior Notes of US$ 1,000 each at an initial conversion price of US$ 23.33 per ADS. The Notes are convertible into 42.8688 ADSs per Note subject to adjustment in certain events. As per AS 30 at inception, the issue proceeds of the same has been allocated to the conversion option (which is an embedded derivative) with the residual value allocated to the Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value to be recognised in the Profit and Loss Account, and the Notes been carried at amortised cost. As on 31 March 2011, conversion option amounting to 275.71 Crore (Previous Year 596.30 Crore) is included along with 4% Convertible Senior note of US$ 1,000 per note in Schedule 5 — Unsecured Loans.

15. In response to the various writ petitions filed in the year 1996-1998 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court by its order dated 28 September 2010 ordered the closure of the smelter at Tuticorin. The Company has filed Special Leave Petition (SLP) in the Supreme Court of India against the impugned order of Madras High Court. The Supreme Court of India on 18 October 2010 heard the SLP and stayed the order of the High Court and which has been extended from time to time. The matter is listed on 29 April 2011 for further hearing.
16. During the year, the Central Excise Department has issued an exparte notice for reversal of Cenvat credit of 315 Crore along with interest of 8.78 Crore for non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non return of job work challans for the period March to September 2009 within stipulated time. In addition, the Department has also alleged violation of Advance license conditions for the period 2005-2009. No show cause notice in this regard has been served on the Company. The Company has obtained a Writ for stay on recoveries / further proceedings from the Honourable Madras High Court, Madurai Bench, in both the matters. The Company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.
17. The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated 25 February 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. The matter is presently sub-judice before the Hon’ble Supreme Court.
18. The Company had recognised an amount of 57.80 Crore in the year 2008-09 as claims receivable on account of insurance claim due to the cooling tower failure, based on a provisional estimate basis. During the Current year, the Company has written off an amount of 16.00 Crore (Previous Year 17.62 Crore) in the Profit and Loss account based on the revised estimates by the Company.
19. During the Previous Year 2009-10, the Company had provided 273.53 Crore (being the draw down of US$ 50 million Letter of Credit and other expenses relating to termination of Purchase and Sale Agreement for ASARCO) as exceptional item. In March 2010, ASARCO had filed a complaint against the Company and Sterlite (USA) in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, for the alleged breach of the Purchase and Sale Agreement signed in May 2008. The allegation among other things includes a refusal to pay $ 2.60 billion purchase price and refusal to above liabilities and contractual obligation by the Company and its wholly owned subsidiary Sterlite (USA). The Company have refuted the claim and filed a response to the application. Bankruptcy Court trial on the matter is fixed from 13 June 2011 through 17 June 2011.
20. The shareholders in annual general meeting held on 11 June 2010 approved sub-division of equity share of 2 into equity share of 1 each fully paid up, and allotted bonus shares in the ratio of 1:1 post sub-division. The bonus shares have been issued by capitalising the Security Premium Account. This has resulted in increase in issued and paid up equity share capital from 168.08 Crore to 336.12 Crore.
21. In terms of Scheme of Arrangement (Scheme) as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated 19 April 2002 the Company during 2002-2003 reduced its paid up share capital by 10.03 Crore. There are 3,75,544 equity shares of 1 each (Previous Year 2,05,615 equity shares of 2 each) pending clearance from NSDL/CDSL. A Special Leave Petition filed in the Hon’ble Supreme Court of India against the judgement of Hon’ble High Court of Mumbai by SEBI and Department of Company Affairs has been inter-alia dismissed. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the decision on which is pending.
22. The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc. [The Vedanta Resources Long Term Incentive Plan (the “LTIP”)].
     The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant.
     Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond which the option lapse. Under the scheme, Vedanta is obligated to issue the shares. Further, in accordance with the terms of agreement between Vedanta and SIIL, on the grant date fair value of the awards is recovered by Vedanta from SIIL.
     Amount recovered by Vedanta and recognised by the Company in the statement of income for the financial year ended 31 March 2011 35.26 Crore (Previous Year 28.81 Crore) respectively. The Company considers such amounts as not material and accordingly has not provided further disclosures.
23. Pursuant to the share purchase agreement, dated 09 May 2010 between inter alia Vedanta Resources Plc. (the Company’s Holding Company) and Anglo American Services (UK) Ltd. (Anglo American) for the acquisition of Companies comprising the Anglo American’s zinc division (Anglo zinc assets in Namibia, Ireland & South Africa) the Company (through its wholly owned subsidiary, Sterlite Infra Limited) completed the acquisition of its Zinc assets in Namibia for a cash consideration of USD 706.66 million in December

2010, acquisition of Black Mountain and Lisheen mines were completed in February 2011 for a consideration of USD 260.23 million and USD 546.16 million respectively.
     The effect of acquisition of subsidiaries on the financial position and results as included in the consolidated financial statements for the year ended 31 March 2011 are given below :

. ( in Crore)
Financial position as at 31 March 2011		Amount
I.	Sources of Funds
	Share Capital (15,485)	0
	Reserves & Surplus	3523.44
	Secured Loans	—
	Unsecured Loans	548.66
	Deferred Tax liability (Net)	302.18
	Total	4374.28

II.	Application of Funds
	Net Block (Including CWIP)	3006.78
	Investments	57.21
	Current Assets	2446.17
	Loans & Advances	71.08
	Current Liabilities & Provisions	-1206.96
	Total	4374.28

( in Crore)
Profit and Loss account for the period ended 31 March 2011		Amount

I.	Income

	Turnove	995.41
	Other Income	15.78
II.	Expenditure

	Manufacturing and other expenses	-501.98
	Depreciation	-126.96

	Provision for Taxation	-60.36

	Profit/(Loss) for the period	321.91
24. BALCO has recognised claims recoverable from Madhya Pradesh Electricity Board (MPEB) / Chhattisgarh State Electricity Board (CSEB) amounting to 10.08 Crore (Previous Year 10.08 Crore), which are disputed by them. BALCO is also disputing the claim for Electricity duty / surcharge made by MPEB/CSEB amounting to 15.79 Crore (Previous Year 15.25 Crore). The net amount recoverable / payable can be ascertained on settlement of the disputes.
25. BALCO, in terms of a Memorandum of Understanding signed with the Government of Chhattisgarh, commenced its 1200 MW power projects. Arising from the Company’s growing needs of power, consequent to its planned expansions, the Board of BALCO determined that this power project related assets 3,038.35 Crore (Previous Year 2,106.18 Crore) will be used for generating power to be used captively.
26. During the Previous Year, BALCO has received a demand from Chief Electrical Inspector, Government of Chhattisgarh to pay 240.43 Crore on account of electricity duty on generation of power of its 540 MW power plant due to non submission of Eligibility certificate. The Company has already applied for the eligibility certificate. On the basis of legal opinion obtained, the Company is of the view that it is legally entitled to receive the exemption from payment of electricity duty under the Industrial Policy 2001-06 and the demand raised by Chief Electrical Inspector is misconceived in law. Therefore, BALCO has neither recognised a provision nor disclosed as a contingent liability.
27. The land transferred to BALCO by National Thermal Power Corporation Ltd. (NTPC) vide agreement dated 20 June 2002 comprising of 171.44 acres land for the Company’s 270 MW captive power plant and its allied facilities and 34.74 acres land for staff quarters of the said captive power plant is yet to be registered in favour of BALCO due to non availability of title deeds from NTPC.

28. HZL, BALCO & SEL have export obligations of 360.00 Crore (Previous Year 465.37 Crore), 5,118.66 Crore (Previous Year
2,127.28 Crore) & 6,680.17 Crore (Previous Year 6,495.61 Crore) respectively against the import licenses taken for import of capital goods under Export Promotion Capital Goods Scheme & Advance License.
29. Prior to cessation of mining activities, Thalanga Copper Mines Pty Limited has entered into various joint venture operations for the purposes of mining and processing of copper concentrate and exploration for copper and other base metals. The Company’s participating interest in these joint ventures and entitlement to output is detailed below. The joint ventures reporting date is 30 June.

		Ownership Interest
Name of Venture	Principal activity	Current Year	Previous Year
Highway	Mining	70.00%	70.00%
Reward	Mining	68.85%	68.85%
Mount Windsor Joint Venture	Exploration	70.00%	70.00%
Reward Deeps & Conviction	Mining	70.00%	70.00%

( in Crore)
				Reward Deeps &
Current Year	Highway	Reward	Exploration	Conviction	Total
Current assets
Cash	2.35	0.24	—	—	2.59
Total Current Assets	2.35	0.24	—	—	2.59
Fixed Assets
Freehold land	—	—	—	—	—
Total non-current assets	—	—	—	—	—
Share of Assets employed in Joint Venture	2.35	0.24	—	—	2.59

				Reward Deeps &
Previous year	Highway	Reward	Exploration	Conviction	Total
Current assets
Cash	2.01	0.21	—	—	2.22
Total Current Assets	2.01	0.21	—	—	2.22
Fixed Assets
Freehold land	—	2.06	—	—	2.06
Total Fixed Assets	—	2.06	—	—	2.06
Share of Assets employed in Joint Venture	2.01	2.27	—	—	4.28
30. In HZL, intangible assets represents 98.41 Crore (Previous Year : 98.41 Crore) being long term investment in equity shares of Andhra Pradesh Gas Power Corporation Limited, Hyderabad, which entitles the Company to draw power in Andhra Pradesh for its Vishakapatnam unit. This has been amortised as a fixed asset. Amortisation for the year on such intangible asset is 4.67 Crore (Previous Year : 4.67 Crore), cumulative 47.05 Crore (Previous Year : 42.38 Crore).
31. HZL has entered into joint venture with “Madanpur South Coal Company Limited” where it holds 18.05% (Previous Year 18.05%) of ownership interest and has access upto 31.50 Million Tonnes of coal. The details of interest in Joint Venture are as follows:
Name of the company	:	Madanpur South Coal Company Limited

Country of incorporation	:	India

Principal activities	:	Mining of coal

Ownership interest	:	18.05% (Previous Year 18.05%)

Original Cost of investment	:	0.01 Crore (initial investment)
     Aggregate amounts related to the interest of the Company in joint venture:

( in Crore)
Summarised balance sheet as at	31 March 2011	31 March 2010
Assets
Fixed Assets	1.24	1.19
Current Assets, Loans and advances	0.45	0.48
Cash and bank balances	0.51	0.06
Profit & loss Account	0.40	0.36
Total	2.60	2.09
Liabilities
Unsecured Loan	0.01	0.01
Share Holders funds (Including share application money of 0.51 Crore, Previous Year Nil)	2.59	2.08
Total	2.60	2.09

Summarised Profit and Loss Account for the Year Ended	31 March 2011	31 March 2010
Income	—	—

Summarised Profit and Loss Account for the Year Ended	31 March 2011	31 March 2010
Expenditure	0.04	0.17
Profit/(Loss)	(0.04)	(0.17)
32. Sterlite Energy Limited (SEL) and VAL has paid monies to Orissa Industrial Mining Corporation (OIDCO) towards allotment of land, disclosed as capital work in progress in respective separate financial statements. Further, SEL has entered into a mutual understanding with VAL for the said land, wherein on allotment, the land shall be allocated between both the parties on an agreed basis.
33. SEL has subscribed to the memorandum of association of M/s Rampia Coal Mines & Energy Pvt. Ltd., a joint venture company incorporated in India under Companies Act, 1956 for the purpose of development of coal block. The Company has invested 1,04,34,864 (Previous Year: 1,04,34,864) Equity Shares of 1 each amounting to 1.04 Crore (Previous Year 1.04 Crore) representing 17.39% of total equity shares.
Following are the information pertaining to the Company’s interest in the above jointly controlled entity.

(in Crore)
Particulars	Current Year	Previous Year
Assets (Net of Liability)	1.89	1.04
Share Holders funds	1.89	1.04
Profit & loss account	—	—
34. SEL has entered into secured term loan facility of $140 million with India Infrastructure Finance Company (UK) Limited as lender and 5,569 Crore with a syndicate of banks, with SBI acting as a facility agent, to finance the costs of construction of its 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of the Company as well as charges over trust and retention bank accounts. The Company has paid as of 31 March 2011 40.62 Crore (Previous Year: 40.60 Crore) as syndication and upfront fees for the above loan facility which will be amortised using effective interest rate method as per AS 30 over the tenure of the loan. Pending disbursement, as of 31 March 2011, the Company has drawn down 725.20 Crore (Previous Year: 1,141.30 Crore) as buyer’s credit and short term facility as interim disbursement.
35. SEL has capitalised its one unit of 600 MW on 01 March 2011, while the other three units continued to remain under construction. Accordingly all expenses and income arising out of trial run production and other cost incurred in relation to the construction are treated as part of expenditure during construction period and considered for ultimate capitalisation for respective units.
36. (i) During the year 2004-05, the Company issued 3,58,60,049 equity shares of 5 each at a premium of 545 aggregating to 1,972.30 Crore on Rights basis to existing share holders. In terms of Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (earlier known as SEBI (Disclosure and Investor Protection) Guidelines, 2000), proceeds of Rights Issue has been utilised as under:

		Actual Utilisation ( in Crore)
Utilisation	Planned	Till 31.03.2011	Till 31.03.2010
Investment in BALCO	900.00	—	—
Reduction in Term loans	520.00	520.00	520.00
Reduction in Current liabilities	551.00	551.00	551.00
Rights Issue expenses	1.30	1.19	1.19
Total	1,972.30	1,072.19	1,072.19
Balance amount of 900.11 Crore (Previous Year 900.11 Crore) is lying in debt mutual funds as at Balance sheet date and been grouped in Investments.
     (ii) The net proceeds from American Depository Shares amounting to 7,652.88 Crore in July 2009 has been fully utilised by the Company towards the referred purpose as mentioned in ADS offering document.
37. Arising from the Announcement of the Institute of Chartered Accountants of India (ICAI) on 29 March 2008, the Company (except as disclosed in Note Number 5 of Schedule 21) has, since 2007-08, chosen to early adopt Accounting Standard (AS)-30, Financial Instruments: Recognition and Measurement. Coterminous with this, in the spirit of complete adoption, as have been announced by the ICAI, the Company has also implemented the consequential limited revisions in view of AS-30 to certain Accounting Standards. Accordingly,
     (i) Current investments which under AS-13 Accounting for Investments are carried at the lower of cost and fair value, have been accounted for at fair value resulting in investment being valued at 361.63 Crore (Previous Year 172.36 Crore) above their cost and the profit before tax being higher by 233.89 Crore (Previous Year lower by 3.26 Crore) and Investment revaluation reserve being higher by 19.75 Crore (Previous Year 32.60 Crore).
     (ii) In case of 4 % Convertible Senior Notes, issued in October 2009, the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by 314.11 Crore (Previous Year 58.66 Crore) for the year ended 31 March 2011, interest & finance charges would have been lower by 93.48 Crore (Previous Year 42.71 Crore) for the year ended 31 March 2011 and profit after tax would have been lower by 147.35 Crore (Previous Year 10.65 Crore) for the year ended 31 March 2011.
38. Advance recoverable in cash or in kind includes Nil (Previous Year 0.06 Crore) due from Lake city Ventures Private Limited

(formerly known as Sterlite Shipping Ventures Private Limited) in which directors are interested. Maximum amount outstanding at any time during the year is 0.06 Crore (Previous Year 0.06 Crore).
39. Disclosure on Financial and Derivatives Instruments
     Derivative contracts entered into and outstanding as at Balance sheet date.
     (a) (i) To hedge currency related risks, the Company has entered into forex forward covers. The nominal amounts of such derivative contracts outstanding as at Balance sheet date are 4,710.19 Crore (net of forward sell covers of 250.30 Crore) (Previous Year 2,553.4 Crore).
          (ii) For hedging commodity related risks: Category wise break up is given below.

	As at 31 March 2011		As at 31 March 2010
Particulars	Purchases	Sales	Purchases	Sales
Forwards / Futures
Copper (MT)	48,075	46,475	7,550	7,125
Gold (Oz)	43,443	2,21,150	4,761	1,00,653
Silver (Oz)	3,23,212	13,49,857	50,093	9,40,322
Zinc (MT)	—	4,925	—	2,200
Lead (MT)	—	—	—	—
     (b) All derivative and Financial instruments are entered for hedging purposes only.
     (c) Unhedged foreign currency exposure is as under:-

	( in Crore)
	As at
	31/03/11	31/03/10
Payable	9,500.24	7,412.96
Unsecured Borrowings — Convertible Senior note	1,992.19	2,222.55
Receivable	805.31	1,002.49
40. Segment Information as per Accounting Standard-17 on Segment Reporting for the year ended 31 March 2011.
(i) Information about Primary Business Segments.

	( in Crore)
	Business Segments
	Copper		Aluminium		Zinc & Lead		Power		Others		Unallocated		Eliminations		Total
	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
Particulars	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
Revenue
External Sales	15,992.94	13,013.39	3,328.33	3,049.82	11,417.54	8,364.29	728.24	657.17	628.38	619.93	—	—	—	—	32,095.43	25,704.60
Intra Segment Sales	115.28	77.54	6.96	7.81	—	—	48.59	147.17	—	—	—	—	(170.83)	(232.52)	—	—
Gross Turnover	16,108.22	13,090.93	3,335.29	3,057.63	11,417.54	8,364.29	776.83	804.34	628.38	619.93	—	—	(170.83)	(232.52)	32,095.43	25,704.60
Less:Excise Duty recovered on Sales	949.60	555.05	310.82	220.91	577.68	420.90	—	—	9.27	7.14	—	—	—	—	1,847.37	1,204.00
Total Revenue	15,158.62	12,535.88	3,024.47	2,836.72	10,839.86	7,943.39	776.83	804.34	619.11	612.79	—	—	(170.83)	(232.52)	30,248.06	24,500.60
Results
Segment Result	837.84	641.84	476.10	378.21	5,522.75	4,446.42	240.97	342.04	56.54	10.38	—	—	—	—	7,134.20	5,818.89
Unallocated Corporate Expenses	—	—	—	—	—	—	—	—	—	—	89.24	42.99	—	—	89.24	42.99
Operating Profit/(loss)	837.84	641.84	476.10	378.21	5,522.75	4,446.42	240.97	342.04	56.54	10.38	(89.24)	(42.99)	—	—	7,044.96	5,775.90
Less: Interest Expenses	—	—	—	—	—	—	—	—	—	—	301.19	292.42	—	—	301.19	292.42
Add : Other Income	—	—	—	—	—	—	—	—	—	—	2,446.73	1,455.50	—	—	2,446.73	1,455.50
Less: Income Tax (including	—	—	—	—	—	—	—	—	—	—	1,811.64	1,232.97	—	—	1,811.64	1,232.97
Deferred Tax)
Less: Exceptional items	—	—	35.66	23.43	21.16	—	—	—	—	—	—	273.53	—	—	56.82	296.96
Net Profit/(Loss)	837.84	641.84	440.44	354.78	5,501.59	4,446.42	240.97	342.04	56.54	10.38	244.66	(386.41)	—	—	7,322.04	5,409.05
Other Information
Segment Assets	7,623.17	4,849.28	8,468.11	6,695.06	15,570.36	8,148.12	9,751.47	7,662.65	442.44	430.75	—	—	—	—	41,855.55	27,785.86

	Business Segments
	Copper		Aluminium		Zinc & Lead		Power		Others		Unallocated		Eliminations		Total
	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
Particulars	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
Unallocated Corporate Assets	—	—	—	—	—	—	—	—	—	—	32,591.59	33,380.02	—	—	32,591.59	33,380.02
Total Assets	7,623.17	4,849.28	8,468.11	6,695.06	15,570.36	8,148.12	9,751.47	7,662.65	442.44	430.75	32,591.59	33,380.02	—	—	74,447.14	61,165.88
Segment Liabilities	3,093.90	977.06	1,090.90	771.36	2,009.79	968.77	1,480.70	1,195.71	59.34	66.57	—	—	—	—	7,734.63	3,979.47
Unallocated Corporate Liabilities	—	—	—	—	—	—	—	—	—	—	14,985.76	11,764.85	—	—	14,985.76	11,764.85
Total Liabilities	3,093.90	977.06	1,090.90	771.36	2,009.79	968.77	1,480.70	1,195.71	59.34	66.57	14,985.76	11,764.85	—	—	22,720.39	15,744.32
Capital Expenditure*	602.01	722.03	1,910.34	1,528.04	10,072.28	2,400.43	1,614.93	2,349.11	96.04	2.39	5.71	9.13	—	—	14,301.31	7,011.13
Depreciation & Amortisation	172.96	157.36	225.09	240.22	601.94	272.33	12.14	62.19	16.14	15.91	1.86	1.78	—	—	1,030.13	749.79
Non-cash Expenditure	19.28	20.74	5.36	7.10	—	—	—	—	2.35	—	—	—	—	—	26.99	27.84

*	including movement in Foreign Currency Translation Reserve and reinstatement of goodwill on consolidation.
(a) Segments have been identified and reported taking into account,the different risks and returns, the organization structure and the internal reporting systems. The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of Copper Cathode ,Continuous Cast Copper Rod, Anode Slime and Dore, (ii) Aluminium which consist of mining of bauxite and various various aluminium products (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots, lead ingots and silver (iv) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (v) Other business segment comprise of Phosphoric Acid, Infrastructure, Paper etc.
(b) Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.
(ii) Information about secondary segment

	Current Year	Previous Year
Geographical Segment	in Crore	in Crore
Revenue by geographical segment
India	24,350.18	16,699.38
Outside India	7,745.25	9,005.22
Total	32,095.43	25,704.60
Carrying Amount of Segment Assets
India	34,010.85	26,742.50
Outside India	7,844.70	1,043.36
Total	41,855.55	27,785.86

Segment Capital Expenditure
India	5,460.33	6,603.57
Outside India	8,835.27	398.43
Total	14,295.60	7,002.00
41. The disclosures as required by AS 15 on “Employee Benefits” are as follows:

( in Crore)
	Particulars	2010-11	2009-10	2008-09	2007-08	2006-07
(a)	Defined Contribution Plan:
	Employer’s Contribution to Provident Fund	43.58	34.52	28.64	27.67	24.12
	Employer’s Contribution to Superannuation Fund	4.62	1.95	1.87	1.84	1.59
(b) Defined Benefit Plan: The disclosure as required under AS 15 regarding the Company’s gratuity plan (funded) is as follows: The Company, BALCO, HZL have constituted a trust recognized by Income Tax authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India. Defined contribution plans in case of Black Mountain Mining (Proprietary) Limited is governed by South African Fund Act. In accordance with revised Accounting Standard-15 ‘Employee Benefits’, the Company has provided the liability on actuarial basis. As per the actuarial certificate (on which the auditors have relied), the details of the employees, benefits plan — gratuity are:

Particulars	2010-11	2009-10
Actuarial assumptions
Salary growth	3.00% - 5.50%	3.00% - 5.00%
Discount rate	8.00%	7.50%
Expected return on Plan Assets	7.50% - 9.45%	7.50% - 9.45%
Mortality Table (LIC)	1994-96 (duly modified )	1994-96 (duly modified )

		( in Crore)
Particulars	2010-11	2009-10
Amount recognised in the income statement
Current service cost	12.06	9.71
Interest cost	14.64	11.95
Expected return on plan assets	-10.48	-8.74
Net actuarial (gains)/losses recognised in the period	109.35	21.45
Total	125.57	34.37
Movement in present value of defined benefit obligation
Obligation at the beginning of the year	223.92	164.93
Current service cost	12.07	9.71
Interest cost	14.64	11.95
Plan amendments cost	39.08	—
Actuarial loss on obligation	72.07	21.95
Benefits paid	-45.38	-16.42
Obligation at the end of the year	316.4	192.12
Movement in present value of plan assets
Fair value at the beginning of the year	112.17	98.14
Expected returns on plan assets	10.48	8.73
Contribution	40.31	21.21
Actuarial gains and losses	1.8	0.51
Benefits paid	-31.44	-16.42
Fair value at the end of the year	133.32	112.17

					( in Crore)
Particulars	2010-11	2009-10	2008-09	2007-08	2006-07
Amount recognised in the balance sheet
Present value of obligations at the end of the year	316.4	192.12	164.93	148.28	135.87
Less: Fair value of plan assets at the end of the year	-133.32	-112.17	-98.14	-86.95	-77.88
Net liability recognised in the balance sheet	183.08	79.95	66.79	61.33	57.99
Experience Adjustment on actuarial Gain/(Loss)
Plan Liabilities	(28.33)	(21.95)	*	*	*
Plan Assets	2.32	0.11	*	*	*

Note:

In the absence of detailed informations regarding Plan assets which is funded with Life Insurance Corporation of India, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

* The details of experience adjustments arising on account of plan assets and liabilities as required by Paragraph 120(n)(ii) of AS- 15 (Revised) on “Employee Benefits” are not available in the valuation report and hence, are not furnished.

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

42. Related Party disclosures
     List of related parties and relationships

i)	Entities Controlling the Company (Holding Companies)	ii)	Associates

	Twin Star Holding Limited		Vedanta Aluminium Limited (Fellow Subsidiary and Associate)

	Vedanta Resources Holdings Limited		Henry Davis York

	Vedanta Resources Plc.		Roshkor Township (Proprietary) Limited. (w.e.f. 03 December 2010.)

Volcan Investments Limited

Twin Star Infrastructure Limited

iii)	Fellow Subsidiary	v)	Relatives of Key Management Personnel

	The Madras Aluminium Company Limited Konkola Copper Mines Plc. Sesa Goa Limited Sesa Industries Limited Monte Cello NV V S Dempo & Co. Private Limited Dempo Mining Corporation Private Limited		Mr. Dwarka Prasad Agarwal Relative of Mr. Anil Agarwal and Mr. Navin Agarwal Ms. Suman Didwania Relative of Mr. Anil Agarwal and Mr. Navin Agarwal

	Vedanta Jersey Investment Limited	vi)	Others

	Welter Trading Limited		Anil Agarwal Foundation Trust

	Sterlite Iron and Steel Company Limited		Agarwal Galvanising Pvt. Limited

iv)	Key Management Personnel		Madanpur South Coal Company Limited (Joint Venture)

	Mr. Anil Agarwal		Rampia Coal Mines & Energy Pvt. Limited (Joint Venture)

	Mr. Navin Agarwal		Vedanta Medical Research Foundation

	Mr. Tarun Jain		Sterlite Foundation

	Mr. M. S. Mehta		Public & Political Awareness Trust

Mr. D. D. Jalan

Mr Pramod Suri

Mr C. V. Krishnan

Mr. Gunjan Gupta

Mr. Akhilesh Joshi

Mr. Agnivesh Agarwal

Mr. M Siddiqi

Mr. Scot Clyde
vii) Transaction During the year with related parties

( in Crore)
			Holding Companies		Fellow Subsidiary		Associates		Key Managerial Personnel		Relatives of Key Management Personnel		Others		Total
			Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
1	a	Current Assets, Loans and Advances:
		Closing Balance	—	—	—	0.43	—	34.99	—	—	—	—	—	—	—	35.42

														( in Crore)
			Holding Companies		Fellow Subsidiary		Associates		Key Managerial Personnel		Relatives of Key Management Personnel		Others		Total
			Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
	b	Advances Recoverable in Cash or in Kind
	b	Given/(received) during the year	—	(0.11)	1.17	200.45	(429.60)	7,673.80	—	—	—	—	(0.04)	20.65	(428.47)	7,894.79
		Closing Balance	—	—	760.12	682.18	8,128.70	8,654.58	—	—	—	—	1.52	0.72	8,890.34	9,337.48
	c	Loan Payable as at year end	(484.45)	—	—	—	—	—	—	—	—	—	—	—	(484.45)	—
2	a	Investments made during the year	—	—	—	—	—	1,815.00	—	—	—	—	0.87	—	0.87	1,815.00
		Investments redeemed during the year	—	—	—	—	(1,815.00)	(2,019.16)	—	—	—	—	—	0.79	(1,815.00)	(2,018.37)
	b	Investments as at year end	—	—	—	—	563.04	2,378.04	—	—	—	—	3.99	3.12	567.03	2,381.16
3		Current Liabilities												—
		Closing Balance	69.91	87.46	2.19	4.49	108.87	9.00	—	—	—	—	—	—	180.97	100.95
4		Purchase/ (Sales) of Fixed Assets	—	—	—	—	3.96	7.81	—	—	—	—	—	—	3.96	7.81
5		Income
	a	Sales	—	—	0.16	0.10	46.12	124.94	—	—	—	—	—	—	46.28	125.04
	b	Rent	—	—	—	—	2.16	2.06	—	—	—	—	—	—	2.16	2.06
	c	Guarantee Commission & Interest	—	—	17.89	21.63	675.73	367.58	—	—	—	—	—	—	693.62	389.21
	d	Management Consultancy Services	0.91	—	—	—	—	—	—	—	—	—	—	—	0.91	—
6		Expenditure
	a	Long Term Incentive Plan expenses / (Recovery)	54.47	38.28	(0.85)	(0.92)	(14.28)	(8.55)	—	—	—	—	—	—	39.34	28.81
	b	Purchased during the year	—	—	391.48	351.69	439.61	27.23	—	—	—	—	—	—	831.09	378.92
	c	Remuneration / Sitting Fees	—	—	—	—	—	—	29.08	24.34	—	—	—	—	29.08	24.34
	d	Allocation of Corporate Expenses	—	—	(0.33)	(0.43)	(6.26)	(3.46)	—	—	—	—	—	—	(6.59)	(3.89)
	e	Management Consultancy Services including representative office fees	22.81	23.71	—	—	—	—	—	—	—	—	—	—	22.81	23.71
	f	Power Charges	—	—	40.11	18.40	—	—	—	—	—	—	—	—	40.11	18.40
	g	Legal Advice Fee	—	—	—	—	5.22	1.79	—	—	—	—	—	—	5.22	1.79
	h	Recovery of deputed employees remuneration	—	—	(13.86)	(6.62)	42.01	(5.93)	—	—	—	—	(0.61)	(0.73)	27.54	(13.28)
	i	Recovery of other expenses	—	—	(16.05)	(3.92)	(0.37)	(1.24)	—	—	—	—	(0.15)	(0.60)	(16.57)	(5.76)
	j	Donation	—	—	—	—	—	—	—	—	—	—	47.99	3.26	47.99	3.26
	k	Guarantee Commission	1.72	2.09	—	—	—	—	—	—	—	—	—	—	1.72	2.09
7		Dividend paid	156.67	143.96	9.61	8.96	—	—	—	—	—	—	—	—	166.28	152.92
8		Guarantees given	—	—	—	—	4,638.40	4,838.62	—	—	—	—	22.17	22.17	4,660.57	4,860.79
9		Guarantees taken	640.77	767.38	—	—	—	—	—	—	—	—	—	—	640.77	767.38
viii) Details of Major Transactions with related parties :

			Current Year	Previous Year
			( in Crore)	( in Crore)
1.	Debtors
	a	Closing Balance
	(i)	Vedanta Aluminium Limited	—	34.99
	(ii)	Konkola Copper Mines Plc.	—	0.43
			—	35.42
	b	Advances Recoverable in Cash or in Kind Given / (Received) during the year
	(i)	Konkola Copper Mines Plc.	0.28	200.11
	(ii)	Vedanta Aluminium Limited	(429.60)	7,673.80
	(iii)	Twinstar Holding Limited	—	(0.11)
	(iv)	Sesa Goa Limited	0.13	(0.61)
	(v)	The Madras Aluminum Company Limited	0.33	0.68
	(vi)	Dempo Mining Corporation Private Limited	0.19	0.12
	(vii)	Anil Agarwal Foundation Trust	(0.04)	0.18
	(viii)	VS Dempo & Co Pvt Ltd	0.24	0.15
	(ix)	Vedanta Medical Research Foundation	—	20.47
			(428.47)	7,894.79
		Closing Balance
	(i)	Sesa Goa Limited	1.09	0.99
	(ii)	Rampia Coal Mines & Energy Pvt. Limited	0.87	0.52
	(iii)	Konkola Copper Mines Plc.	1.05	680.24
	(iv)	Anil Agarwal Foundation Trust	0.13	0.18
	(v)	Vedanta Aluminium Limited	8,113.06	8,654.58

		Current Year	Previous Year
		( in Crore)	( in Crore)
(vi)	Madanpur South Coal Company Limited	0.52	0.02
(vii)	VS Dempo & Co Private Limited	0.24	0.15
(viii)	The Madras Aluminum Company Limited	1.00	0.68
(ix)	Dempo Mining Corporation Private Limited	0.19	0.12
(x)	Vedanta Resources Plc. (Previous Year 3,076)	—	0.00
(xi)	Roshskor Township Proprietary Limited	15.64	—
(xii)	Vedanta Jersey Investment Limited	305.92	—
(xiii)	Welter Trading Limited	450.63	—
		8,890.34	9,337.48
c	Loan Payable as at year end
(i)	Vedanta Resources Holdings Limited	(484.45)	—
		(484.45)	—

			Current Year	Previous Year
			( in Crore)	( in Crore)
2.	a	Investments made / (redeemed) during the year
	(i)	Vedanta Aluminium Limited (net of purchase of 1,815 Crore in Previous Year)	(1,815.00)	(204.16)
	(ii)	Madanpur South Coal Company Limited	—	0.27
	(iii)	Rampia Coal Mines & Energy Pvt. Limited	0.87	0.52
			(1,814.13)	(203.37)
	b	Investments as at year end
	(i)	Madanpur South Coal Company Limited	2.08	2.08
	(ii)	Vedanta Aluminium Limited	563.04	2,378.04
	(iii)	Rampia Coal Mines & Energy Pvt. Limited	1.91	1.04
			567.03	2,381.16

			Current Year	Previous Year
			( in Crore)	( in Crore)
3.	Current Liabilities
	(i)	Vedanta Resources Plc.	65.84	87.46
	(ii)	Vedanta Aluminium Limited	108.74	8.86
	(iii)	The Madras Aluminum Company Limited	1.14	2.22
	(iv)	Konkola Copper Mines Plc.	1.05	2.27
	(v)	Henry Davis York	0.13	0.14
	(vi)	Vedanta Resources Holding Limited	4.07	—
			180.97	100.95
4.	Purchase/ (Sales) of Fixed Assets
	(i)	Vedanta Aluminium Limited	3.96	7.81
			3.96	7.81
5.	Income:
	(a)	Sales:
	(i)	The Madras Aluminium Company Limited	0.16	0.10
	(ii)	Vedanta Aluminium Limited	46.12	124.94
			46.28	125.04
	(b)	Rent Income
	(i)	Vedanta Aluminium Limited	2.16	2.06
			2.16	2.06
	(c)	Guarantee Commission & interest:
	(i)	Vedanta Aluminium Limited	675.73	367.58
	(ii)	Konkola Copper Mines Plc.	2.60	21.63
	(iii)	Vedanta Jersey Investment Limited	11.07	—
	(iv)	Welter Trading Limited	4.22	—
			693.62	389.21
	(d)	Management Consultancy Services
	(i)	Vedanta Resources Plc.	0.91	—
			0.91	—

			Current Year	Previous Year
			( in Crore)	( in Crore)
6.	Expenditure: (a) Long Term Incentive Plan expenses/(Recovery)
	(i)	Vedanta Resources Plc.	54.47	38.28
	(ii)	The Madras Aluminium Company Limited	(0.85)	(0.92)
	(iii)	Vedanta Aluminium Limited	(14.28)	(8.55)
			39.34	28.81
	(b)	Purchases:
	(i)	The Madras Aluminium Company Limited	—	275.67
	(ii)	Sesa Industries Limited	6.82	3.88
	(iii)	Sesa Goa Limited	0.76	1.10
	(iv)	Konkola Copper Mines Plc.	383.90	71.04
	(v)	Vedanta Aluminium Limited	439.61	27.23
			831.09	378.92
	(c)	Remuneration/Sitting Fees:
	(i)	Mr. Navin Agarwal	9.72	8.19
	(ii)	Mr. Tarun Jain	5.82	4.74
	(iii)	Mr. M. S. Mehta	0.88	2.32
	(iv)	Mr. Gunjan Gupta	2.18	1.31
	(v)	Mr. D. D. Jalan	2.67	2.29
	(vi)	Mr. Pramod Suri	1.83	1.10
	(vii)	Mr. Akhilesh Joshi	2.19	1.33
	(viii)	Mr. Agnivesh Agarwal (Previous Year 40,000)	0.01	0.00
	(ix)	Mr. M. Siddiqi	2.04	1.72
	(x)	Mr. Scot Clyde	1.74	1.34
			29.08	24.34
	(d)	Allocation of Corporate Expenses:
	(i)	The Madras Aluminium Company Limited	(0.33)	(0.43)
	(ii)	Vedanta Aluminium Limited	(6.26)	(3.46)
			(6.59)	(3.89)
	(e)	Management Consultancy Services including representative office fees
	(i)	Vedanta Resources Plc.	22.81	23.71
			22.81	23.71
	(f)	Power Charges
	(i)	The Madras Aluminium Company Limited	40.11	18.40
			40.11	18.40
	(g)	Legal advice Fees
	(i)	Henry Davis York	5.22	1.79
			5.22	1.79
	(h)	Recovery of deputed employees remuneration
	(i)	The Madras Aluminium Company Limited	(0.17)	(0.08)
	(ii)	Vedanta Aluminium Limited	42.01	(5.93)
	(iii)	VS Dempo & Co Private Limited	(1.90)	(1.02)
	(iv)	Konkola Copper Mines Plc.	(0.09)	(0.34)
	(v)	Anil Agarwal Foundation Trust	(0.61)	(0.73)
	(vi)	Dempo Mining Corporation Private Limited	(1.39)	(0.38)
	(vii)	Sesa Goa Limited	(10.31)	(4.80)
			27.54	(13.28)
	(i)	Recovery of Other Expenses
	(i)	The Madras Aluminium Company Limited	(0.22)	(0.29)
	(ii)	Konkola Copper Mines Plc.	(15.16)	(0.97)
	(iii)	Vedanta Aluminium Limited	(0.37)	(1.24)
	(iv)	Sesa Goa Limited	(0.55)	(2.66)
	(v)	Anil Agarwal Foundation Trust	(0.15)	(0.60)
	(vi)	V S Dempo & Co Private Limited [Previous Year (31,044)]	(0.09)	(0.00)
	(vii)	Dempo Mining Corporation Private Limited [Previous Year 34,278]	(0.03)	0.00

			Current Year	Previous Year
			( in Crore)	( in Crore)
			(16.57)	(5.76)
	(j)	Donation paid
	(i)	Vedanta Foundation	4.44	3.26
	(ii)	Vedanta Medical Research Foundation	43.45	—
	(iii)	Public & Political Awareness Trust	0.10	—
			47.99	3.26
	(k)	Guarantee Commission and Interest
	(i)	Vedanta Resources plc.	(2.35)	2.09
	(ii)	Vedanta Resources Holdings Limited	4.07	—
			1.72	2.09
7.	Dividend paid
	(i)	Twin Star Holdings Limited	156.67	143.96
	(ii)	The Madras Aluminium Company Limited	9.61	8.96
			166.28	152.92
8.	Guarantees given
	(i)	Vedanta Aluminium Limited	4,638.40	4,838.62
	(ii)	Rampia Coal Mines & Energy Pvt. Limited	22.17	22.17
			4,660.57	4,860.79
9.	Guarantees taken
	(i)	Vedanta Resources Plc.	640.77	767.38
			640.77	767.38
43. Earning Per Share (EPS)

		Current Year	Previous Year
		( in Crore)	( in Crore)
Profit attributable to Equity Shareholders for Basic Earning per Share		5,042.52	3,743.74
Less: Interest and finance charges (net of exchange and derivative gain) recognised on Convertible Senior Note (net of tax)		(107.92)	(34.55)
Profit attributable to equity share holders for Diluted EPS		4,934.60	3,709.19
Weighted average No. of equity shares outstanding during the year:
For Basic Earning per Share	Nos.	336,12,07,534	319,98,26,061
For Diluted Earning per Share	Nos.	344,69,45,134	323,60,00,281
Basic EPS		15.00	11.70
Diluted EPS		14.32	11.46
Nominal Value per Share		1	1
Earnings Per Share for the previous year have been reworked to give the effect of sub-division and bonus shares in accordance with Accounting Standard (AS)-20 on “Earnings Per Share”.
Reconciliation between number of shares used for calculating basic and diluted earning per share
(i) Weighted Average no. of shares used for calculating Basic earning per share	Nos.	336,12,07,534	319,98,26,061
(ii) Potential Equity Shares (Convertible Senior Note)	Nos.	8,57,37,600	3,61,74,220
(iii) Weighted Average no. of shares used for calculating	Nos.	344,69,45,134	323,60,00,281
Diluted earning per share
44. Additional Information

			As at 31 March 2011	As at 31 March 2010
			( in Crore)	( in Crore)
(a)	Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances)		13,763.43	12,332.43
Contingent Liabilities
(b)	Disputed liabilities in appeal (No outflow is expected in the near future):
	(i)	Income Tax	616.52	484.82
	(ii)	Sales Tax	42.04	44.28
	(iii)	Excise Duty	192.63	109.26

		As at 31 March 2011	As at 31 March 2010
		(` in Crore)	(` in Crore)
	(iv) Service tax	18.57	18.57
	(v) Custom Duty	6.23	10.20
	(vi) Others	82.80	70.82
(c)	Claims against the Company not acknowledged as debts	498.67	166.66
(d)	Relating to Energy Development Cess claimed by the Government of Chhattisgarh	306.52	262.23
(e)	Unexpired Letters of Credit	1,708.18	1,147.12
	(These are established in favour of vendors but cargo / material under the aforesaid Letter of Credit are yet to be received as on year end date. Cash outflow expected on the basis of payment terms as mentioned in Letter of Credit).
(f)	Bank Guarantees	680.10	369.43
	(Bank guarantees are provided under contractual / legal obligation. No cash outflow is expected)
(g)	Sales Bill Discounted (No cash outflow is expected)	1,559.15	1,026.51
(h)	Custom Duty Bond taken for Project Import	639.83	265.91
(i)	Claim for compensation (CLZS) Land of HZL	Not Ascertainable	Not Ascertainable
(j)	In TSPL, there are around 200 land cases filed by the erstwhile owners of the land for enhancement of compensation. The Mansa District Administration & PSEB, which acquired the land, is defending the case and TSPL has not been made party to these cases. There may be a liability on TSPL in case of award in favour of land owners. TSPL has obtained a legal advice that in case of such an eventuality, TSPL can remand such award and hence has advised not to become party to these cases.

(k)	In July 2005, in case of TCM, it was reported that the Highway Road passing beside the mine was showing signs of cracking at some areas. To mitigate further risks to the users the cracks were repaired and a detour was constructed. Monitoring of the movements of the road is ongoing. The Department of Main Roads has commenced proceedings in the Supreme Court of Queensland against the TCM and its joint venture partner, BML Holdings Pty Ltd. The Matter is handled by lawyer of the insurance company. TCM is subject to a deductible under the Insurance Policy, which has been paid.

(l)	In case of Sterlite Infra Limited, during the year, Gujarat Industrial Development Corporation (GIDC) issued a Show cause Notice dated 28 April 2010 for non-compliance with Clauses 5(a) and (d) of the Land Agreement allotted to the Company. This was replied by explaining its position regarding construction and land use vide its letter dated 25 May 2010. However, GIDC again vide letter dated 04 June 2010 served an order terminating the above Agreement due to alleged non-receipt of reply dated 25 May 2010 from the Company. The Company issued a sixty days legal notice as required under Sec.80 of the Civil Procedure Code of its intention to file a Suit. Thereafter GIDC has not taken any action. The Company has paid taxed up to the year 2010-11 and hence the management have good grounds to contest any eviction action.

(m)	The Company has given Corporate Guarantees to Banks / Financial Institutions / Others on behalf of Vedanta Aluminium Limited, CMT, TCM, SEL, TSPL, Sterlite Infra Limited and Vizag General Cargo Berth Private Limited. The outstanding amount is 15,767.39 Crore (Previous Year 7,604.83 Crore) at year end.

(n)	Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to 27.11 Crore (Previous Year 14.41 Crore).

(o)	The Company has agreed to pay any liability upto 15 Crore that may arise in respect of Power Transmission Line Division (since divested) for the period upto 30 June 2006. This liability is enforceable on the Company upto 30 June 2011.
45. The figures of previous year have been recasted, rearranged and regrouped wherever considered necessary.
As per our report of even date	For and on behalf of the Board of Directors

Navin Agarwal	M. S. Mehta	D. D. Jalan	Rajiv Choubey
Executive Vice Chairman	Chief Executive Officer	Whole Time Director &	Company Secretary
Chief Financial Officer
Place : Mumbai
Dated : 25 April 2011